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06015181

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Mapfre

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

FILE NO. 82- 01987 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/14/06


MAPFRE



ANNUAL REPORT 2005

CORPORACIÓN MAPFRE

STOCK MARKET INFORMATION

	PCEA			IFRS	
	2001	2002	2003	2004	2005
Market capitalisation as of 31 December (Million euros)	1,182.0	1,403.5	2,039.0	2,589.7	3,332.7
Number of shares in issue*	181,564,536	181,564,536	181,564,536	238,900,706	238,900,706
PER	12.3	12.4	14.4	12.4	13.3
Adjusted earnings per share (euros)*	0.51	0.60	0.75	0.93	1.05
Price / Book Value	1.02	1.30	1.87	1.40	1.53
Dividend per share (euros)*	0.18	0.18	0.20	0.25	0.29
Dividend yield (%)	2.4	2.5	2.1	2.4	2.3
Average daily number of traded shares	598,303	626,732	790,690	810,539	878,448
Average daily trading value (million euros)	4.47	4.60	7.46	8.30	11.28

(*) The increase in the number of shares is due to the €500.5 million capital increase carried out in April 2004.

(**) Earnings and dividends per share were calculated using an adjustment factor and the weigthed average number of shares in compliance with IAS 33.

CORPORACIÓN MAPFRE - IBEX 35 - DJ STOXX INSURANCE
PRICE EVOLUTION 1ST JANUARY - 31ST DECEMBER 2005


CORPORACIÓN MAPFRE
IBEX 35
DJ STOXX INSURANCE
PRICE (euros)
16
15
14
13
12
11
10
9
8
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

CORPORACIÓN MAPFRE - IBEX 35 - DJ STOXX INSURANCE
PRICE EVOLUTION 2001 / 2005


CORPORACIÓN MAPFRE
IBEX 35
DJ STOXX INSURANCE
AVERAGE WEEKLY STOCK MARKET PRICES - EUROS
14
12
10
8
6
4
2
0
2001
2002
2003
2004
2005

REVENUES AND RESULTS



548
480
403
259
321
212
6,857
6,945
6,693
7,884
8,036
9,049
2001
2002
2003
2004
2004
2005
PCEA*
IFRS**
TOTAL REVENUES
GROSS RESULT

ASSETS AND EQUITY



3,162
2,712
2,403
1,811
1,701
1,764
14,021
15,238
19,074
21,006
23,819
27,421
2001
2002
2003
2004
2004
2005
PCEA*
IFRS**
TOTAL ASSETS
EQUITY

Million euros

INCOME STATEMENT

	PCEA(*)				IFRS(**)	
	2001	2002	2003	2004	2004	2005
Total revenues	6,857	6,945	6,693	7,884	8,036	9,049
Written and accepted premiums	5,789	5,647	5,315	6,421	6,414	7,261
Non-life	3,129	3,357	3,599	4,397	4,429	5,242
Life	2,660	2,290	1,716	2,024	1,985	2,019
Result of the Non-life business	136	190	239	313	335	376
Result of the Life business	81	81	104	104	126	124
Result of the Other Business Activities	(5)	(12)	(22)	(14)	18	49
Result before tax	**212**	**259**	**321**	**403**	**480**	**548**
Result after tax and minority interests	**96**	**113**	**141**	**183**	**209**	**250**
Third-party funds managed in Life insurance	10,607	11,834	14,946	16,048	17,378	19,252

Million euros

MANAGEMENT RATIOS

	PCEA(*)				IFRS(**)	
	2001	2002	2003	2004	2004	2005
Non-life						
Loss ratio, net of reinsurance	72.4%	70.5%	67.8%	67.0%	67.6%	69.5%
Expense ratio, net of reinsurance	29.8%	30.8%	28.7%	27.3%	27.5%	28.1%
Combined ratio, net of reinsurance	102.2%	101.3%	96.5%	94.3%	95.1%	97.6%
Life						
Net operating expenses / Reserves	1.4%	1.2%	1.1%	1.2%	0.9%	0.9%
ROE (%)	**8.4%**	**10.1%**	**13.0%**	**13.3%**	**12.5%**	**12.4%**

BALANCE SHEET

	PCEA(*)				IFRS(**)	
	2001	2002	2003	2004	2004	2005
REAL ESTATE, INVESTMENTS AND CASH	**11,455**	**12,658**	**15,686**	**17,283**	**19,700**	**21,808**
Real estate (incl. property for own use)	567	514	528	639	618	723
Equities and mutual funds	778	730	901	1,063	1,205	1,354
Fixed income	7,610	9,217	11,411	12,970	15,747	17,851
Other investments	2,044	1,672	2,343	1,755	1,229	915
Cash	456	525	503	856	901	965
TECHNICAL RESERVES	**10,682**	**12,008**	**15,330**	**16,542**	**17,824**	**20,427**
Unearned premiums reserves	1,150	1,185	1,501	1,808	1,804	2,285
Life insurance reserves	7,163	8,671	11,133	11,792	13,177	14,478
Claims reserves	1,482	1,387	1,974	2,245	2,240	3,073
Other reserves	887	765	722	697	603	591
EQUITY	**1,811**	**1,701**	**1,764**	**2,403**	**2,712**	**3,162**
Shareholders' capital and reserves	1,162	1,077	1,088	1,671	1,851	2,184
Minority interests	649	624	676	732	861	978
TOTAL ASSETS	**14,021**	**15,238**	**19,074**	**21,006**	**23,819**	**27,421**

Million euros

(*) PCEA: Spanish Accounting Standards for Insurance Companies ("Plan de Contabilidad de Entidades Aseguradoras").
(**) IFRS: International Financial Reporting Standards.

GEOGRAPHICAL BREAKDOWN AND INTERNATIONAL PRESENCE

	2001	2002	2003	2004	2005
Number of countries in which the Group is present	37	37	37	38	38
Total number of employees	11,284	12,376	13,868	15,023	18,821
Spain	4,976	5,427	5,624	5,926	8,756
Other countries	6,308	6,949	8,244	9,097	10,065
Number of branches	2,945	3,230	3,529	3,812	4,273
Spain	2,422	2,637	2,725	2,788	2,861
Other countries	523	593	804	1,024	1,412
Geographical breakdown of premiums					
Spain	65%	66%	65%	68%	64%
Other countries	35%	34%	35%	32%	36%

MARKET SHARES

	2001	2002	2003	2004	2005
Share of total premiums in Spain					
Non-life	6.2%	7.1%	8.6%	8.7%	8.9%
Life	11.2%	8.2%	9.5%	9.9%	9.0%
Total	9.0%	7.6%	8.9%	9.2%	9.0%
Share of total Life insurance technical reserves in Spain	8.7%	8.9%	10.6%	10.6%	n.d.
Share of total Non-life premiums in Latin America	4.5%	5.2%	5.4%	5.7%	n.d.

SHAREHOLDING STRUCTURE

	2004		2005	
	%	Number	%	Number
MAPFRE MUTUALIDAD	55.7	1	54.9	1
Other MAPFRE entities	1.1	6	1.1	6
Investors holding 0.1% or more				
Spanish	7.7	15	8.1	11
Foreign	22.0	38	22.7	39
Investors holding less than 0.1%				
Spanish	10.7	22,993	10.2	33,085
Foreign	2.8	636	3.0	869
Total	**100**	**23,689**	**100**	**34,011**


INDEX

ANNUAL REPORT 2005

CORPORACIÓN MAPFRE



GOVERNING BODIES

GOVERNING BODIES (*)

Board of Directors	Executive Committee	Audit Committee	Remuneration and Appointments Committee	Compliance Committee
Chairman				
Mr. Carlos Álvarez Jiménez	FIRST VICE-CHAIRMAN	FIRST VICE-CHAIRMAN	FIRST VICE-CHAIRMAN	
Executive Vice-Chairman				
Mr. Domingo Sugranyes Bickel	CHAIRMAN		CHAIRMAN	
Second Vice-Chairman				
Mr. Francisco Ruiz Risueño	SECOND VICE-CHAIRMAN	SECOND VICE-CHAIRMAN	SECOND VICE-CHAIRMAN	CHAIRMAN
Managing Director				
Mr. Ricardo Blanco Martínez	MEMBER			
Members				
Mr. Víctor Bultó Millet	MEMBER			
Mr. Juan Fernández-Layos Rubio			MEMBER	
Mr. Rafael Galarraga Solores				
Mr. Santiago Gayarre Bermejo	MEMBER			
Mr. Luis Hernando de Larramendi Martínez		MEMBER	MEMBER	MEMBER
Mr. Luis Iturbe Sanz de Madrid				MEMBER
Mr. Manuel Jesús Lagares Calvo		CHAIRMAN		MEMBER
Mr. Alberto Manzano Martos	MEMBER			
Mr. José Manuel Martínez Martínez				
Mr. Antonio Miguel-Romero de Olano	MEMBER	MEMBER		
Mr. Filomeno Mira Candel	MEMBER			
Mr. Alfonso Rebuelta Badías	MEMBER	MEMBER	MEMBER	MEMBER
Secretary and Member				
Mr. José Manuel González Porro	SECRETARY AND MEMBER	SECRETARY AND MEMBER	SECRETARY AND MEMBER	

* Composition of the governing bodies as of the date of formulation of the Consolidated Annual Accounts of SISTEMA MAPFRE.

LETTER TO SHAREHOLDERS





DEAR SHAREHOLDER,

In 2005, the Annual Accounts have been prepared for the first time under International Financial Reporting Standards (IFRS); the Accounts for fiscal year 2004 have likewise been restated under these standards to facilitate the comparison. As a consequence of the adoption of the said standards, the information contained in the notes to the Annual Accounts has been expanded significantly, thereby providing you with an even more thorough view of the company and allowing you to better compare our figures with those of other large European insurance companies.

In April 2005, we published a detailed report on the adoption of IFRS by MAPFRE, which is available on our web page www.mapfre.com. IFRS differ in several respects from the Spanish General Accounting Principles for Insurance Companies; one among them has a particularly significant impact on results, as it eliminates equalisation reserves, whose cumulative amount was added to equity as of 31.12.04. As a consequence of this new accounting treatment, the results of our business activities may show a greater volatility in the future depending on the development of the claims experience.

In fiscal year 2005, our shareholders' equity grew 17.9% to reach €2,183.6 million at year-end, mainly on the back of the positive results of our subsidiaries. The net consolidated profit for the period was €249.8 million, a 19.3% increase over the previous year. Earnings per share went from €0.93 to €1.05, growing 12.9% in spite of a larger number of shares in issue as a consequence of the capital increase carried out the previous year.

These favourable results were obtained thanks to the positive development of the business areas consolidated under CORPORACIÓN MAPFRE, both in Spain and in other countries:

- Direct Non-life insurance premiums grew 10.3% in Spain and 28.4% in Latin America.
- Funds managed in Life Insurance, Mutual and Pension Funds increased by 10.8%



Carlos Álvarez Jiménez
CHAIRMAN OF THE BOARD
OF DIRECTORS
Domingo Sugranyes Bickel
EXECUTIVE VICE-CHAIRMAN
CHAIRMAN OF THE EXECUTIVE COMMITTEE

- The profit before tax of the companies that operate in Spain exceeded the figure for the previous year by 10.4%, and those coming from other countries by 9.5%.

CORPORACIÓN MAPFRE continued investing in some of its subsidiaries that offer a great growth and profitability potential:

- We invested around €190 million over the past two years in reinsurer MAPFRE RE, which recorded an 18.1% increase in its premiums volume. In 2005, MAPFRE RE bore the impact of several large claims: the fire at the Windsor building in Madrid; floods in Austria, Germany and Switzerland; hurricane Katrina in the South Eastern United States; and hurricane Wilma, which affected with special severity the area of Cancun in Mexico. Nevertheless, the balanced composition of our reinsurance portfolio allowed this Unit to make a profit of €32.3 million.

- MAPFRE AMÉRICA is another development area in which CORPORACIÓN MAPFRE invested nearly €92 million in this fiscal year. The subsidiaries of this holding company, which operate in 12 Spanish- and Portuguese-speaking American countries, obtained in 2005 substantial increases in their business and profit volumes. These companies are carrying out an ambitious plan to create an own distribution network, which has always been a differentiating factor of SISTEMA MAPFRE in Spain and will doubtlessly be key to achieving even more ambitious goals in the Americas. The capital increase in MAPFRE AMÉRICA that we subscribed for in 2005 was used to enter into a bancassurance agreement with Brazilian financial institution BANCO NOSSA CAIXA, from which we expect to obtain significant profits in the near future.

- CORPORACIÓN MAPFRE is investing also in the development of MAPFRE QUAVITAE, a company that focusses on the provision of services for the Elderly, which manages 3,069 places in nursing homes in Spain and has over 48,000 remote assistance contracts outstanding. In 2005, new nursing homes were opened in several Spanish cities, with notable success in terms of initial occupancy.

- MAPFRE INMUEBLES offers interesting investment opportunities to CORPORACIÓN MAPFRE as well through new real estate developments: in 2005, it acquired plots totalling 300,000 sq.m. at attractive terms and it expects to develop 2,300 dwellings over the next years.

- Lastly, we invested €21.9 million in MAPFRE ASISTENCIA, which continued to expand its extensive international business activities offering travel and home assistance services, as well as Pecuniary Losses and Extended Warranty insurance. This Unit finds itself at the height of an international expansion effort and is already present in 38 countries; in this respect, it is worth mentioning its subsidiary ROAD CHINA that offers roadside assistance in all large Chinese cities and their surroundings since 2005.

These activities in which we invested new resources complement the operating areas from which CORPORACIÓN MAPFRE derives most of its profits: the Spanish direct insurance companies that belong to MAPFRE – CAJA MADRID HOLDING. MAPFRE SEGUROS GENERALES once again stood out among them due to its excellent growth, service quality and profitability levels; MAPFRE EMPRESAS finalised its corporate structure and continued its sustained expansion in Spain and in other countries serving large Spanish clients in Property Insurance, as well as in Third Party Liability and Credit Insurance; MAPFRE VIDA obtained a substantial increase in the volume of funds it manages in various savings products, and recorded also a strong rise in the sales of Life Protection products; MAPFRE CAJA SALUD improved materially its results and widened its network of healthcare centres through further acquisitions of private hospitals.

As part of SISTEMA MAPFRE, in 2005, under the guidance of our majority shareholder (MAPFRE MUTUALIDAD), we made further progress in the improvement of our corporate governance through the update of the Code of Good Governance of SISTEMA MAPFRE. For the first time, we are presenting a Social Responsibility Report that has been audited by an independent firm.

All of the above leads us to look confidently towards fiscal year 2006, in which we expect to deliver once again satisfactory growth levels and results for our shareholders, whom we thank very sincerely for the trust they put in us.

With kind regards,

Carlos Álvarez Jiménez
CHAIRMAN OF THE BOARD OF DIRECTORS

Domingo Sugranyes Bickel
EXECUTIVE VICE-CHAIRMAN
CHAIRMAN OF THE EXECUTIVE COMMITTEE





RELEVANT EVENTS IN THE YEAR

RELEVANT EVENTS IN THE YEAR

JANUARY

(05.01.05) o MAPFRE VIDA launches a new guaranteed mutual fund, whose holders earn the average appreciation of the IBEX 35, Standard & Poor's 500, Nikkei 225 and SMI indices.

(14.01.05)) o A new institutional advertising campaign commences with the slogan "The path of your life".

(28.01.05) o CORPORACIÓN MAPFRE raises its shareholding in MIDDLESEA INSURANCE, the leading Maltese insurer, to 20.66%.

FEBRUARY

(13.02.05) o The fire at the "Windsor Building" occurs. The initial estimate of the claims payable by MAPFRE is €10 million, an amount deemed not to affect the expected development of results for fiscal year 2005 .

(26.02.05) o The Annual General Meetings of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE are held, in which their Annual Accounts for fiscal year 2004 and the performance of their respective Boards of Directors are approved.

MARCH

(04.03.05) o The Spanish Corporate Reputation Watcher (MERCO) once again ranks MAPFRE as the most valued Spanish company in the insurance sector. Economic and financial results, overall size and sales quality are the aspects that receive the highest score .

(09.03.05) o MAPFRE's Insurance Policy for Foreign Residents is selected by magazine Actualidad Económica as one of the "Best Ideas of the Year".

APRIL

(04.04.05) o MAPFRE is selected by U.S. consulting firm Great Place To Work as one of the ten best companies to work for in Argentina, standing out for its sustained improvement in the work environment.

(09.04.05) o MAPFRE's representative office in Beijing is opened.

(27.04.05) o For the first time, SISTEMA MAPFRE and its listed subsidiary CORPORACIÓN MAPFRE release their results under International Financial Reporting Standards (IFRS).

MAY

(13.05.05) VIAJESMAPFRE.COM is created, aiming to become the leading company in the on-line travel agencies segment in Spain.

(16.05.05) MAPFRE signs an agreement with the High Commissioner for the Victims of Terrorism and sets up through its foundations a €1,500,000 fund to grant scholarships for the professional retraining of people who have become disabled as a consequence of terrorist attacks occurred in Spain.

(20.05.05) MAPFRE acquires the entire share capital of ENKEN SERVICIOS DE PREVENCIÓN and ENKEN ASISTENCIA SANITARIA. These companies specialise in risk prevention services and labour health assistance .

(24.05.05) MAPFRE is awarded a 51% shareholding in NOSSA CAIXA SEGUROS E PREVIDENCIA, a Brazilian Life and Pensions insurer, in a public tender process.

(26.05.05) The second edition of the America Forum on Corporate Social Responsibility for Spanish multinationals operating in Latin America, which is organised by MAPFRE, is held.

JUNE

(02.06.05) MAPFRE begins to sell Payment Protection Insurance, which is designed for professionals, as well as the self-employed and civil servants.

(11.06.05) The second MAPFRE POLYCLINIC, a pioneering centre for preventive sports healthcare, is opened in Barcelona.

(23.06.05) MAPFRE acquires British company ABRAXAS, which operates in the Pecuniary Losses line of business and specialises in the distribution of Guaranteed Asset Protection (GAP) and Mechanical Breakdown Guarantee insurance.

(23.06.05) MAPFRE is selected as one of the twenty best companies to work for in Spain, based on a survey published by magazine *Actualidad Económica*.

(29.06.05) Rating agency A.M. Best affirms the 'A+' (superior) rating it assigns to MAPFRE MUTUALIDAD and MAPFRE RE, based on the Group's leading position in Spain and Latin America, strong capitalisation and excellent operational management. It likewise raises to 'aa' its issuer credit rating assigned to MAPFRE RE and affirms the 'aa-' rating on the bond issue of CORPORACIÓN MAPFRE.

(29.06.05) The Board of Directors of MAPFRE MUTUALIDAD approves a wide-ranging restructuring and renewal of the MAPFRE Foundations, by virtue of which all foundations operating in Spain, effective from 1 January 2006, will merge into FUNDACIÓN MAPFRE, which will carry out its activities through five specialised institutes.

(29.06.05) MAPFRE makes further progress in the renewal of its corporate structures by updating and modifying key aspects of its Code of Good Governance, that establishes the corporate governance rules for SISTEMA MAPFRE since March 2000.

(30.06.05) MAPFRE signs a cooperation agreement with the ROYAL ACADEMY OF HISTORY, by virtue of which it becomes a member of the Association of Protectors of the Academy.

JULY

(01.07.05)
- Rating agency STANDARD & POOR'S affirms the 'AA' (Excellent) and 'AA-' (Excellent) it assigns to MAPFRE MUTUALIDAD and MAPFRE RE, respectively, as well as the 'AA-' rating on the bond issue of CORPORACIÓN MAPFRE. MAPFRE EMPRESAS, which requested for the first time a financial strength rating, is rated 'AA' (Excellent).

(01.07.05)
- MAPFRE SEGUROS GENERALES launches a new household insurance product designed specifically for high net worth individuals.

(05.07.05)
- Rating agency A.M. Best assigns its 'A' (Excellent) financial strength rating to MAPFRE EMPRESAS.

(06.07.05)
- MAPFRE DOMINICANA begins to operate in direct insurance.

(29.07.05)
- British magazine *Reactions* ranks MAPFRE among the world's 30 largest insurance groups by gross premiums and net profit.

AUGUST

(31.08.05)
- Training program 'Volunteers 2005' organised by MAPFRE ARGENTINA ends. Over 290 employees participated in it.

SEPTEMBER

(22.09.05)
- MAPFRE approves its Environmental Policy and its Action Plan thereby enacting the commitments it undertook by signing the United Nations' Global Pact and the United Nations' Environmental Program (UNEP FI).

(30.09.05)
- MAPFRE ASISTENCIA obtains the ISO 9001:2000 official quality certificate from Bureau Veritas.

(30.09.05)
- The Board of Directors of SEPI awards CLINISAS to MAPFRE CAJA SALUD. This acquisition, together with the purchase of healthcare centre San Francisco Javier, located in Bilbao, strengthens this business area.

OCTOBER

(20.10.05)
- MAPFRE EMPRESAS holds the XIX Insurance and Safety Days in Lisbon.

(26.10.05)
- MAPFRE LA CENTRO AMERICANA is awarded by the Interamerican Federation of Insurance Companies the first international prize for institutional communication for its road safety campaign .

(28.10.05)
- The Board of Directors of CORPORACIÓN MAPFRE agrees to pay from 18 November 2005 onwards an interim dividend of €0.17 per share, a 13% increase on the amount paid in November 2004.

NOVEMBER

(04.11.05) MAPFRE ranks second among the Non-life insurers operating in Latin America and moves up to the 13th place in Europe, in accordance with the information published by the Documentation Centre of FUNDACIÓN MAPFRE ESTUDIOS.

(11.11.05) MAPFRE ASISTENCIA is awarded the 2005 ITIC prize by the International Travel Insurance Conference, which recognises its position as the best assistance insurance company in the world in 2005.

(18.11.05) MAPFRE ranks as the eighth most admired company in Spain, based on a ranking prepared by newspapers *Expansión* and *Financial Times* and by consulting firm *PriceWaterhouseCoopers*.

(22.11.05) The Health Channel, through which MAPFRE intends to make healthcare information accessible to all users, is launched on the Internet.

(24.11.05) MAPFRE ASISTENCIA widens its offer of mechanical guarantee products in Spain by launching 'NEO Plus' y 'NEO Líder'.

DECEMBER

(29.12.05) Philippine supervisors approve the merger of MAPFRE ASIAN and INSULAR GENERAL INSURANCE COMPANY. The resulting company, in which MAPFRE has a 75.2% shareholding, is a leader in the Philippine Non-life insurance market.

(31.12.05) CORPORACIÓN MAPFRE becomes a member of the CFO Forum.

(31.12.05) In 2005, MAPFRE QUAVITAE opens three new Nursing Homes in Oviedo, San Sebastián and Santiago de Compostela .

(31.12.05) MAPFRE INDUSTRIAL and MUSINI merge into a single entity called MAPFRE EMPRESAS.

(31.12.05) The insurance premiums written by SISTEMA MAPFRE exceed €10bn .



CONSOLIDATED MANAGEMENT REPORT 2005

2005 MARKET ENVIRONMENT

Despite an environment marked by sharp oil price rises, the world economy managed to keep inflationary pressures in check and maintain a fast growth pace in 2005. The sustained expansion of the United States -driven by the strength of consumer spending and an upturn in investment-, the dynamism of some of the larger developing economies such as China or India, the recovery in Japan, and the good performance from the countries that benefitted from the high commodity prices were the main factors behind the growth in international economic activity. The European Union, with a marked disparity among its different members, grew less than in 2004, although certain signs of improvement point to the likelihood of its economy picking up significantly in the future.

Other economic highlights of the year were year the favourable financial conditions that businesses enjoyed, long-term interest rates having stayed low; the gradual rise in reference interest rates, both in the United States and finally in the Euro Zone; the dollar's strong gains against the Euro and yen; the fact that volatility fell to all-time lows; an environment of fewer tensions in the international geopolitical situation; and a bad year in terms of natural catastrophes, both in human and economic losses.

In this context, the year ended on a highly satisfactory note in the areas where SISTEMA MAPFRE has a stronger presence (Spain and Latin America). The Spanish economy ended 2005 with GDP growth of almost 3.5%, the pace having picked up with respect to the two previous years and the growth differential vis-à-vis the Euro Zone having widened. This healthy performance was mainly due to domestic demand, driven by consumer spending and sustained investment at high levels. On a negative note, the foreign sector was hit by the lack of dynamism of our principal trading partners and by the loss of competitiveness prompted by high price indices and higher household borrowing.

2005 was Latin America's third year running of economic expansion: GDP growth approached 4.3%, adding to the excellent figure of almost 6% recorded the previous year. The dynamic domestic demand in the region's countries, the favourable development of exports driven by a benign international context and boosted by high commodity prices, and the low interest rates all contributed positively towards this result. The region's governments seised the opportunity offered by such a favourable environment to improve their national accounts and pay off some of their debts. Another highlight of 2005 was the growing surplus of the current account balance. The financial markets put on a very strong performance, capitalising on the rating upgrades by



rating agencies, and the rate cuts in Brazil and Mexico. Exchange rates and risk premiums, at record lows, also performed satisfactorily.

Due to the high level of liquidity within the international financial system and lack of investment alternatives, the stock markets ended the year on a very positive note, thus consolidating three consecutive years of gains on the equity markets. The healthy overall tone of the economy, low interest rates, sound corporate earnings that exceeded forecasts once again, together with the strong financial position of listed companies, a faster pace of corporate transactions and reasonable valuations were the keys for the stock market's financial year. The high rates of growth in corporate earnings led to market multipliers remaining below average and comparing very favourably with those of other assets. Furthermore, the dividend yield ended the year higher than money market yields. Worth noting are the gains recorded by the European and Japanese stock markets, which outperformed US indices.

In this context, the year ended on a highly satisfactory note in the areas where SISTEMA MAPFRE has a stronger presence (Spain and Latin America).

The markets' healthy performance had a knock-on effect on collective investment. Mutual fund assets reached a new record high (more than € 245 billion, up 10%), albeit slightly less than the growth reported by pension funds. The number of participants of both products was close to 17.5 million.



DEVELOPMENT OF THE INSURANCE MARKETS

SPANISH MARKET (*)

- According to preliminary estimates, the total volume of written premiums for the Spanish insurance market in fiscal year 2005 amounted to €48,687 million with the following breakdown by line of business:

Line of Business	2005	2004	% Var. 05/04
Life	20,522	18,972	8.2
Non-Life	28,165	26,245	7.3
Total Insurance	**48,687**	**45,217**	**7.7**

Figures in million euros

The increase with respect to the previous year once again exceeded the GDP growth rate of the Spanish economy.

- Non-life insurance contributed 58% of the total premiums volume. In absolute terms, Motor insurance continues to be the largest line of business by premiums volume, even though it grew the least due to tariff competition. The following table provides a breakdown by line of business of the estimated total volume of Non-life insurance premiums and its variation with respect to the previous year:

	2005	2004	% Var. 05/04
Motor	11,688	11,237	4.0
Health	4,484	4,097	9.4
Multi-peril	4,600	4,161	10.6
Other Non-Life	7,393	6,750	9.5
Total Non-Life	**28,165**	**26,245**	**7.3**

Figures in million euros

(*) The figures for the Spanish market have been obtained from ICEA (Association for Cooperative Research between Insurance Companies and Pension Funds)

As in previous years, in 2005 the relative importance of the Motor insurance business continued to decrease, as shown in the following table:

	2005	2004	2003	2002	2001
Motor	41.5%	42.8%	44.5%	45.7%	46.9%
Health	15.9%	15.6%	15.2%	15.1%	15.7%
Multi-peril	16.3%	15.9%	15.7%	15.1%	14.6%
Other Non-Life	26.2%	25.7%	24.6%	24.1%	22.8%

On the basis of the trend observed at close of the month of September, it can be said that the technical result worsened in Non-Life insurance due to the increase in the claims ratio in the Motor line of business, this having been only partially offset by the better performance reported by Multi-peril and Health. The following table shows the development of the combined ratio as a percentage of net premiums earned which measures said technical result:

	Total		Motor		Multi-peril		Health	
	30.09.05	30.09.04	30.09.05	30.09.04	30.09.05	30.09.04	30.09.05	30.09.04
Loss ratio	71.2%	70.7%	74.2%	72.2%	60.4%	61.3%	81.6%	82.2%
Expense ratio	20.4%	20.2%	17.7%	17.3%	30.8%	31.6%	11.4%	11.1%
Combined ratio	91.6%	90.9%	91.9%	89.5%	91.2%	93.0%	93.0%	93.3%

- The volume of savings managed in Life insurance, represented by technical reserves, was €124,289 million, a 6.9% increase with respect to the previous year.

  Despite interest rates at all-time lows, the market reported a faster rate of growth in the volume of funds under management, which came primarily from guaranteed interest rate-type insurance products and, to a lesser extent, from retirement insurance products.

  The following table shows the evolution of assets under management in the various savings products and their respective increases compared to the previous year:

	2005	2004	% Var. 05/04
Life Insurance	124,289	116,254	6.9
Mutual Funds	309,003	266,323	16.0
Pension Funds	72,628	62,806	15.6
Total	**505,920**	**445,383**	**13.6**

Figures in million euros



Press conference of the Year 2005 Results

The volume of savings managed in Life insurance, represented by technical reserves, was €124,289 million, a 6.9% increase with respect to the previous year

LATIN AMERICAN MARKETS (*)

- According to preliminary estimates at the close of the third quarter of 2005, the main Latin American insurance markets recorded the following increases in their respective volume of written insurance premiums expressed in local currency[1]:

	Non-Life	Life	Total
Argentina	5.1%	25.9%	11.7%
Brazil	13.8%	11.0%	12.6%
Colombia	2.3%	14.6%	6.4%
Chile	7.6%	(2.3%)	0.7%
Mexico	3.8%	(6.3%)	(0.5%)
Paraguay	4.9%	18.9%	4.9%
Peru	4.4%	7.5%	5.8%
Puerto Rico	12.8%	(5.7%)	10.6%
El Salvador	3.4%	2.4%	3.1%
Uruguay	(4.9%)	6.9%	(2.7%)
Venezuela[2]	-	-	40.8%

(1) The percentage variations have been calculated on the basis of the most recent information available for each country and they appear annualized. The date of annual closing for the markets of Argentina and Paraguay is the month of July.

(2) Life insurance accounts for less than 5% of the Venezuelan market's total premiums. Therefore, its development only has a minor bearing on the sector as a whole.

- In 2005, these markets performed as follows:

  - In ARGENTINA, according to figures for the first half, most growth came from Life and Accident Insurance, with the volume of retirement insurance having jumped 73.3% after the authorities brought in new regulations regarding the granting of life annuities in the event of disability. Non-Life insurance saw growth just above 5%, due to tough tariff competition that offset part of the rise in the number of policies issued. The best performer was the Employment Risks line, which reported a 23.1% rise in premiums as a result of the growing working population and the application of higher contribution coefficients. The Non-Life loss ratio rose due to the drop in tariffs. The Employment Risks (Non-Life) and Retirement (Life) lines were also hit by higher losses caused by the larger number of court cases and, consequently, the larger volume of compensations paid.

  - In BRAZIL, according to end of November figures, the total volume of premiums rose, mainly on account of the growing penetration of Motor Insurance, the spread of other insurance products, especially Life and Household, among the low-income population and the launch of new products by the insurance companies. The table below displays the premium growth and development of the loss ratio of the main lines of business:

	Change in premiums	Loss ratio 2005	Loss ratio 2004
Life	11.0%	55.1%	52.9%
Motor	17.7%	69.4%	72.7%
Health	4.8%	91.4%	87.2%
General Insurance	12.1%	39.7%	43.2%

During 2005, the ongoing consolidation process in the market continued, the highlights being the acquisitions of HSBC Seguros by HDI Seguros, of Real Seguros by Tokyo Marine Nichido, and of NOSSA CAIXA, in which MAPFRE VERA CRUZ acquired a 51% shareholding.

* The figures for the Latin American markets have been obtained from the MAPFRE companies which operate there and from FUNDACIÓN MAPFRE ESTUDIOS.

- The figures for CHILE as at the end of September pointed to a slight increase in the volume of total premiums, chiefly due to a contraction in Life Insurance following the enforcement of stricter requirements for applying for early retirement, which dampened demand for life annuities. In contrast, Non-Life insurance reported growth ensuing from the upturn in sales of new vehicles, which boosted Motor premiums by 13.5% and served to offset the decline in tariffs throughout the other lines of business, especially in Fire and Earthquakes, which is the most important line of the sector. The Non-Life loss ratio remained stable at around 53%.

- In COLOMBIA, according to figures as at the end of September, the Life line accounted for most of growth in the total volume of premiums, spurred by the demand for mortgage-related insurance products, Burial insurance and university education savings schemes. In contrast, Non-Life insurance only grew 2.3% due to tough tariff competition that led to a downturn in the volume of premiums in some of the main lines of business, such as Fire and Earthquakes. The Motor sector reported a 8.6% upturn following a strong increase in sales of new vehicles. The loss ratio rose in the Non-Life business due to the lower tariffs, and remained stable in the Life insurance business.




During 2005, the ongoing
consolidation process
in the Brazilian market
continued, the highlights
being the acquisitions
of HSBC Seguros by HDI
Seguros, of Real Seguros
by Tokyo Marine Nichido,
and of NOSSA CAIXA,
in which MAPFRE VERA
CRUZ acquired a 51%
shareholding

- In MEXICO, according to figures as at the end of September, intense tariff competition brought down the total volume of premiums. In Non-Life insurance, Motor insurance premium remained almost unchanged, despite more than one million new vehicles having been registered, while the other lines of business decreased more than 6%. In contrast, Accident and Health insurance recorded a significant 13.4% increase. The Non-Life insurance loss ratio increased on account of the combined effect of the drop in rates and the losses caused by hurricanes Emily, Stan and Wilma, though the hurricanes' impact was moderate due to the relatively low level of retention. Life Insurance premiums fell due to a very large volume of issuance by one single insurance company in 2004, which was not repeated this year, and to the levels of return offered, which failed to match those of alternative financial instruments.

- In PARAGUAY, according to figures for the first six months, the modest increase in the total volume of premiums was the result of the slow-growing economy and higher inflation having pushed down the population's purchasing power. The Motor line accounted for the increase in Non-Life insurance, and its volume grew 14.8% due to the strong rise in new vehicle sales; while the other Non-Life lines reported a drop of 5.5%. Life insurance, which only represents 7.2% of all premiums, recorded an increase in the individual lines of business. The loss ratio ended higher than the previous fiscal year.

- In PERU, according to figures as at the end of November, Life Insurance was mainly to account for the rise in the total volume of premiums, as a result of sustained growth in Group Life, Loan Repayment Insurance and Hazardous Employment Insurance. Non-Life insurance was marked by two opposing trends: stiff tariff competition in its main line (General Insurance), which limited its growth to less than 2%; and higher rates in the Accident/Health and Motor lines, which reported increases of 8.8% and 5.7%, respectively. The loss ratio ended the year significantly higher in Non-Life and remained stable in Life Insurance.



José Manuel Martínez and Santiago Gayarre in the meeting of RED MAPFRE management in Madrid

2005 witnessed the highest frequency and intensity of catastrophic losses in the history of reinsurance

- In PUERTO RICO, according to figures for the first nine months, the total volume of premiums grew notably, due chiefly to the 20.2% rise in Health insurance, prompted by the success of medical care plans for retirees subsidised and regulated by the federal authorities (Medicare). The other Non-Life lines faced strong tariff competition, which limited growth to 0.6%. Life Insurance premiums dropped as a result of the low returns offered, tax treatment changes and the slight stagnation of the economy. The loss ratio rose in Life and Non-Life alike, as a consequence of price competition and of aggressive underwriting policies. The market became further concentrated after the country's leading insurance company (Triple S) took over one of the largest life insurance firms (Great American Life).

- EL SALVADOR, according to figures as at the end of September, the total volume of premiums grew only moderately, due chiefly to stiff tariff competition, especially in the Motor and Fire business lines. The Life Insurance loss ratio remained steady, but rose significantly in Non-Life on account of the larger number of accidents and thefts in the Motor business, the drop in tariffs, and a higher level of retention.

- In URUGUAY, the total volume of premiums shrank with respect to the previous year, as most Non-Life policies are indexed to the US dollar, which depreciated against the peso. Growth in the working population and wage rises prompted 20%-plus rises in pension insurance (Life) and Employment Risks (Non-Life). The Non-Life loss ratio ended the year higher, due mainly to weather-related losses.

- In VENEZUELA, according to figures as at the end of November, the Health insurance business line, which is the biggest in the market, was the main driver for the increase in the total volume of premiums, following the externalisation of group policies by the public sector. The Motor and General Insurance lines were hit by strong tariff competition. The loss ratio rose in the Health line, and remained stable across the other lines of business.

REINSURANCE MARKET

2005 witnessed the highest frequency and intensity of catastrophic losses in the history of reinsurance. The storm at the start of year in Scandinavia, the storms and floods that hit Central Europe during the summer, and especially hurricanes Katrina, Rita and Wilma, which devastated the south and southeast of the US, as well as different parts of the Caribbean and Mexico in the second half of the year, negatively influenced the earnings of the various market participants.

In particular, hurricane Katrina became the biggest claim ever covered by the insurance and reinsurance markets, causing losses that far exceeded the insurance and reinsurance companies' initial estimates. The outcomes of the accumulation simulation and control models failed to match reality, and therefore many of the hypotheses upon which these tools were based will be reviewed.

As occurred in 2001 after the World Trade Center disaster, there was an influx of new capital that served to incorporate new reinsurance companies and boost the equity of, existing ones, mainly on the Bermudas market. This situation is not contributing to keep reinsurance prices steady; despite certain occasional corrective measures being applied on the markets hit by the catastrophes, patterns of behaviour varied on the other markets.

Total consolidated revenues grew 12.6% over the previous year

Unlike the rising price cycle that commenced after the World Trade Center disaster, in 2005 rates remained at reasonable technical levels on the majority of markets, but there are signs that the situation could worsen in 2006. The markets and businesses that were not hit by catastrophes reported acceptable technical results, and this combined with a slight improvement in financial returns due to the evolution of interest rates and stock markets.

In the light of the results published during the last quarter of 2005, the rating agencies have placed the whole sector under review with a negative outlook, and reinsurers are likely to come under a fresh bout of strong pressure if they want to hold onto their current ratings. The agencies published new criteria that will be applied during 2006, which will doubtlessly contribute to maintain appropriate levels of capitalisation, and will drive the sector to improve its management of accepted risks.

BUSINESS DEVELOPMENT

OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by CORPORACIÓN MAPFRE and its subsidiaries were €7,260.3 million in 2005, a 13.2% increase. Total operating revenues from insurance and pensions activities amounted to €9,344.3 million, including €295.7 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

	2005	2004	% Var. 05/04
Companies operating primarily in Spain	**5,884.9**	**5,577.8**	**5.5%**
- Gross written and accepted premiums	4,508.6	4,256.9	5.9%
- Income from investments	1,110.8	1,070.3	3.8%
- Other income	265.5	250.6	5.9%
Companies operating primarily abroad	**3,178.3**	**2,467.5**	**28.8%**
- Gross written and accepted premiums	2,751.7	2,157.6	27.5%
- Income from investments	297.2	217.3	36.8%
- Other income	129.4	92.6	39.7%
Holding company (non-consolidated)	**241.6**	**118.7**	**103.5%**
CUMULATIVE REVENUES SUBTOTAL	**9,304.8**	**8.164.0**	**14.0%**
Consolidation adjustments	(256.2)	(127.6)	100.8%
CONSOLIDATED REVENUES SUBTOTAL	**9,048.6**	**8,036.4**	**12.6%**
Gross contributions to pension funds	295.7	290.6	1.8%
TOTAL REVENUES FROM OPERATIONS	**9,344.3**	**8,327.0**	**12.2%**

Figures in million euros

Total consolidated revenues grew 12.6% over the previous year. This positive development was characterised by the following factors:

- Organic growth in premiums volumes across most markets and business lines in which the Group operates.
- Appreciation of the US dollar and some Latin American currencies against the euro in 2005, which reversed the trend observed in previous years.



The following table shows the evolution of funds under management in Life insurance and Savings products:

	2005	2004	% Var. 05/04
Technical reserves - Life insurance	14,867.8	13,594.9	9.4%
Pension funds[1]	1,287.4	1,103.2	16.7%
Investment funds	3,097.1	2,680.1	15.6%
TOTAL	**19,252.3**	**17,378.2**	**10.8%**

Figures in million euros

(1) Figures do not include defined benefit plans amounting to €733.7 million in 2004.

The 10.8% growth in funds under management obtained in 2005 reflects primarily the following factors:

- The winning of a larger amount of savings in mutual funds, especially guaranteed types;
- A smaller volume of maturities of single premium products in the banking channel;
- New externalisation transactions.

€505.1 million of the total increase in Life insurance technical reserves came from the rise in the market value of investments

€505.1 million of the total increase in Life insurance technical reserves came from the rise in the market value of investments.

Spain

Gross direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €4,508.6 million, to which €295.7 million of new gross contributions to pension funds must be added, with the following breakdown:

	2005	2004	% Var. 05/04
LIFE INSURANCE OPERATING UNIT	**1,915.3**	**1,844.8**	**3.8%**
GENERAL INSURANCE OPERATING UNIT	**1,140.2**	**1,021.1**	**11.7%**
COMMERCIAL INSURANCE OPERATING UNIT	**1,101.5**	**1,080.6**	**1.9%**
- Industrial business	980.9	962.6	1.9%
- Credit and Surety business	120.6	118.0	2.2%
MAPFRE CAJA SALUD	**353.3**	**316.8**	**11.5%**
Consolidation adjustments	(1.7)	(6.4)	-
TOTAL PREMIUMS	**4,508.6**	**4,256.9**	**5.9%**
Gross contributions to pension funds	**295.7**	**290.6**	**1.8%**

Figures in million euros

The increase in the volume of premiums in the Life Insurance Operating Unit was characterised by sustained growth in Life - Risk products, a slightly lower volume of issuance in Life - Savings products and new externalisation transactions.

Business growth in the General Insurance Operating Unit came primarily from Multi-peril lines, which grew in excess of 14%. In 2005, there were over 2.1 million homes insured and more than 4 million outstanding policies.

The larger volume of premiums obtained by the Commercial Insurance Operating Unit reflects the winning of new business and the expansion of its activities abroad, which helped counter the impact of lower rates caused by strong competition in this market segment, as well as the transfer of the Life and Accidents insurance portfolios to other operating units. Premiums grew

In 2005, there were over 2.1 million homes insured and more than 4 million outstanding policies

14.1% in the SME business and 6.4% in large risks, while MAPFRE CAUCIÓN Y CRÉDITO's business volumes only increased 2.2% due to intense competitive pressure in Credit insurance.

Lastly, MAPFRE CAJA SALUD, which operates in a highly specialised business line, recorded an 11.5% increase in its premiums, which came primarily from the Health Assistance business line.

The following table shows a breakdown of written and accepted premiums by line of business in 2005 and 2004, together with the corresponding market shares (provisional in the case of 2005):

			% Var.	Market shares	
	2005	2004	05/04	2005	2004
Motor	143.9	145.5	(1.1)%	1.2%	1.3%
Health	353.3	316.8	11.5%	7.9%	7.7%
Other - Non Life	2.090.1	1,888.3	10.7%	16.8%	16.7%
Consolidation adjustments	(1.7)	(6.3)			
TOTAL NON LIFE	**2,585.6**	**2,344.3**	**10.3%**	**8.9%**	**8.7%**
Life Risk	252.2	237.8	6.0%		
Life Savings	1,522.2	1,561.4	(2.5)%		
Life Externalizations	148.6	113.5	30.9%		
Consolidation adjustments	–	(0.1)			
TOTAL LIFE	**1,923.0**	**1,912.6**	**0.5%**	**9.0%**	**9.9%**
TOTAL	**4,508.6**	**4,256.9**	**5.9%**	**9.0%**	**9.2%**

Figures in million euros

The breakdown of premiums written through the agents channel and the CAJA MADRID bank channel was as follows:

	2005	2004	% Var. 05/04
AGENTS CHANNEL	**3,518.0**	**3,327.3**	**5.7%**
MAPFRE VIDA	1,073.0	1,034.3	3.7%
MAPFRE SEGUROS GENERALES	1,033.3	942.4	9.6%
MAPFRE EMPRESAS	1,076.7	1,048.6	2.7%
MAPFRE CAJA SALUD	335.0	302.0	10.9%
CAJA MADRID BANK CHANNEL	**992.3**	**936.0**	**6.0%**
MAPFRE VIDA	842.3	810.5	3.9%
MAPFRE SEGUROS GENERALES	106.9	78.7	35.8%
MAPFRE EMPRESAS	24.8	32.0	(22.5%)
MAPFRE CAJA SALUD	18.3	14.8	23.6%
Consolidation adjustments	(1.7)	(6.4)	-
TOTAL PREMIUMS	**4,508.6**	**4,256.9**	**5.9%**

Figures in million euros

The total income from investments for the companies that operate primarily in Spain was €1,110.8 million, a 3.8% increase. Of these, €986.5 million came from interest income, dividends and equivalents, against €905.4 million in 2004.

The remaining revenues (Other income), which grew 5.9% in 2005, were contributed mainly by companies that operate in business lines other than insurance, among which the following must be mentioned:

- The stockbroking and mutual and pension funds management subsidiaries of MAPFRE VIDA grouped under MAPFRE INVERSIÓN, whose revenues increased 8.4% over the previous year to €97.8 million;
- MAPFRE INMUEBLES, whose recorded revenues decreased 40.2%, due to the delivery of comparatively fewer homes than in the previous year;
- MAPFRE QUAVITAE, whose revenues grew 28%. In 2005, this company completed the integration of its operations with those of MAPFRE ASISTENCIA and opened three new nursing homes in Oviedo, San Sebastián and Santiago de Compostela.




The direct insurance subsidiaries of MAPFRE AMERICA wrote in 2005 premiums amounting to €1,655 million, a 28.4% increase over the previous year.

International

Premiums written and accepted by the Units and Companies that operate primarily abroad evolved as follows:

	2005	2004	% Var. 05/04
MAPFRE AMERICA	**1,655.0**	**1,289.1**	**28.4%**
- Argentina	195.2	161.7	20.7%
- Brazil	434.6	259.4	67.5%
- Chile	133.6	95.2	40.3%
- Colombia	55.2	41.8	32.1%
- El Salvador	28.4	28.1	1.1%
- Mexico	250.8	242.5	3.4%
- Paraguay	8.6	7.3	17.8%
- Peru	27.1	22.6	19.9%
- Puerto Rico	254.3	223.8	13.6%
- Dominican Republic	1.8	-	-
- Uruguay	10.0	8.1	23.5%
- Venezuela	255.4	198.6	28.6%
MAPFRE INSULAR (The Philippines)	**12.9**	**10.0**	**29.0%**
SUBTOTAL DIRECT INSURANCE	**1,667.9**	**1,299.1**	**28.4%**
ACCEPTED REINSURANCE	**1,337.4**	**1,132.6**	**18.1%**
ASSISTANCE	**254.8**	**191.2**	**33.3%**
TOTAL CUMULATIVE PREMIUMS	**3,260.1**	**2.622.9**	**24.3%**
Intra-group transactions eliminated upon consolidation	-508.4	-465.3	9.3%
TOTAL CONSOLIDATED PREMIUMS	**2,751.7**	**2,157.6**	**27.5%**

Figures in million euros

The breakdown by business line of direct insurance premiums written is shown in the following table:

	2005	2004	% Var. 05/04
Motor	749.4	617.2	21.4%
Health and accidents	263.1	185.6	41.8%
Other lines of business	655.4	496.3	32.1%
TOTAL	**1,667.9**	**1,299.1**	**28.4%**

Figures in million euros

The direct insurance subsidiaries of MAPFRE AMÉRICA wrote in 2005 premiums amounting to €1,655 million, a 28.4% increase over the previous year. It is worth noting the growth achieved by the subsidiaries operating in Brazil (67.5%), Chile (40.3%), Colombia (32.1%) and Venezuela (28.6%), while increases in excess of 10% were recorded in nearly all other countries.

By geographical areas, 39% of the premiums accepted by MAPFRE RE in 2005 came from Spain, 25% from the rest of Europe, 21% from Latin America, 8% from North America and the remaining 7% from other countries

MAPFRE is one of the leading Non-Life insurance groups in Latin America, where it ranked second in 2004 with a share of approximately 6.1% of the premiums of the countries and territories in which it operates. The following table shows the growth rates of direct insurance premiums in local currency achieved in the various countries, together with the corresponding market shares:

	2005	Market Share Non-Life[1]
Argentina	19.7%	8.0%
Brazil	35.5%	5.2%
Chile	23.9%	11.0%
Colombia	15.8%	4.2%
El Salvador	0.3%	14.1%
Mexico	(1.1%)	3.6%
Paraguay	19.4%	12.7%
Peru	15.6%	6.3%
Puerto Rico	12.5%	11.6%
Uruguay	4.2%	5.7%
Venezuela[2]	41.1%	9.5%

(1) Figures as per the latest data available for each market, expect in the case of Paraguay, Puerto Rico and Venezuela whose market shares are as of the close of 2004.

(2) Total market share (Life + Non-Life).

The volume of premiums of MAPFRE INSULAR (The Philippines) grew 29% in euros and 25.2% in local currency.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €1,337.4 million in 2005 (€1,132.6 million in 2004), an 18.1% increase. Retained premiums were €913.5 million, equivalent to a 68.3% retention rate (68.2% in 2004). By geographical areas, 39% of premiums accepted in 2005 came from Spain, 25% from the rest of Europe, 21% from Latin America, 8% from North America and the remaining 7% from other countries. Within these figures, MAPFRE REINSURANCE CORPORATION (U.S.A.) booked a volume of premiums of €83.8 million, against €87.3 million in 2004.

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €364 million, a 34.3% increase over the previous year. Their breakdown by geographical areas was as follows: Spain, 20%; Latin America, 22%; other European countries, 40%; United States, 10%; and 8% from other areas.

The total income from investments for the companies that operate primarily abroad was €297.2 million, a 36.8% increase. Of these, €218.5 million came from interest income, dividends and equivalents, against €154.6 million in 2004.


MAPFRE

Domingo Sugranyes addresses those present in 2005 Annual General Meeting

MANAGEMENT RATIOS

The consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE was 97.6% in 2005, against 95.1% the previous year. The increase recorded was caused primarily by a series of large claims incurred in the year, among which hurricanes Katrina and Wilma stand out. In the Life insurance business, the ratio of expenses as a percentage of funds under management remained stable.

The evolution of the main management ratios for the insurance subsidiaries of CORPORACIÓN MAPFRE is shown in the following table:

Company	Ratios					
	Expense Ratio (1)		Loss Ratio (2)		Combined Ratio (3)	
	2005	2004	2005	2004	2005	2004
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	27.3%	28.1%	64.7%	64.5%	92.0%	92.6%
MAPRE EMPRESAS	13.1%	12.5%	78.0%	76.0%	91.1%	88.5%
MAPFRE CAUCIÓN Y CRÉDITO (4)	0.1%	(6.2%)	78.7%	74.7%	78.8%	68.5%
MAPFRE CAJA SALUD	15.7%	16.1%	81.2%	82.5%	96,9%	98.6%
MAPFRE-CAJA MADRID HOLDING	21.1%	21.9%	71.2%	70.8%	92.3%	92.7%
Companies operating primarily abroad						
MAPFRE AMERICA	34.8%	34.1%	68.2%	67.1%	103.0%	101.2%
MAPFRE RE	32.1%	33.2%	67,6%	58.5%	99.7%	91.7%
MAPFRE ASISTENCIA	25.3%	21.0%	71.1%	73.7%	96.4%	94.7%
CORPORACION MAPFRE (Consolidated)	**28.1%**	**27.5%**	**69.5%**	**67.6%**	**97.6%**	**95.1%**
MAPFRE VIDA (5)	0.9%	0.9%				

(1) (Net operating expenses – other technical income + other technical expenses) / Net premiums earned. Figures corresponding to the Non-Life insurance account.

(2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures corresponding to the Non-Life insurance account.

(3) Combined ratio = Expense ratio + Loss ratio. Figures corresponding to the Non-Life insurance account.

(4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities is added to the numerator of the expense ratio of this subsidiary.

(5) Net operating expenses / average third-party funds under management.

RESULTS

The consolidated profit after tax was €393.8 million (€331.5 million in 2004), an 18.8% increase. The net consolidated profit after tax and minority shareholders grew 19.3% to €249.8 million. Earnings per share reached €1.05, against €0.93 the previous year (adjusted for the effects of the capital increase carried out in 2004).

In general terms, most Units and Subsidiaries of CORPORACIÓN MAPFRE increased considerably their profits with respect to fiscal year 2004. Among them, the increase recorded by MAPFRE AMÉRICA stands out. Larger catastrophe claims negatively affected the result of MAPFRE RE, which, nevertheless, made a net profit of €32.3 million on the back of significant results growth in the non-catastrophe business.

The following table shows the sources and breakdown of results:

	2005	2004	% Var. 05/04
INSURANCE ACTIVITIES	**524.5**	**482.4**	**8.7%**
Companies operating primarily in Spain	364.4	336.2	8.4%
Companies operating primarily abroad	160.1	146.2	9.5%
OTHER ACTIVITIES	**41.0**	**33.6**	**22.0%**
Holding & other companies and consolidation adjustments	**(17.6)**	**(36.4)**	**(51.6%)**
Profit before tax and minority shareholders	**547.9**	**479.6**	**14.2%**
Taxes	(154.1)	(148.1)	4.1%
Profit after tax	**393.8**	**331.5**	**18.8%**
Result attributable to minority shareholders	(144.0)	(122.1)	17.9%
Profit after tax and minority shareholders	**249.8**	**209.4**	**19.3%**

Figures in million euros

The change of the results of the main Units and Companies with respect to the previous year is shown in the following table:

	Before tax and minority shareholders		After tax and minority shareholders	
	2005	2004	2005	2004
INSURANCE ACTIVITIES				
Companies operating primarily in Spain				
LIFE INSURANCE OPERATING UNIT	133.1	129.4	88.8	86.1
GENERAL INSURANCE OPERATING UNIT	111.6	108.1	69.7	70.5
COMMERCIAL INSURANCE OPERATING UNIT	103.9	92.1	71.4	63.1
MAPFRE CAJA SALUD	15.7	6.7	9.9	3.9
Companies operating primarily abroad				
MAPFRE AMÉRICA	91.6	70.4	105.7	55.5
MAPFRE RE	54.4	72.0	32.3	45.6
ASSISTANCE UNIT	14.2	3.8	10.0	3.6
OTHER ACTIVITIES				
MAPFRE INMUEBLES	2.8	9.2	2.4	6.3
LIFE INSURANCE OPERATING UNIT (MAPFRE INVERSIÓN)	39.2	30.4	25.4	19.5
MAPFRE QUAVITAE	(1.0)	(6.0)	(1.2)	(5.7)
OTHER ACTIVITIES				
GESMADRID	5.7	5.2	3.7	3.4
CAJA MADRID PENSIONES	2.3	1.6	1.5	1.0
CAJA MADRID BOLSA	2.7	2.0	1.8	1.3

Figures in million euros



In 2005, a number of shareholdings and portfolios were transferred among various business units in order to complete the final structure of the Commercial Insurance Operating Unit:

- Transfer of MAPLUX from MAPFRE RE to MAPFRE SEGUROS GENERALES and rearrangement of the accepted reinsurance portfolios between MAPLUX and INDUSTRIAL RE, a subsidiary of MAPFRE EMPRESAS;

- Transfer of MAPFRE INDUSTRIAL from the GENERAL INSURANCE OPERATING UNIT to MAPFRE EMPRESAS;
- Transfer to MAPFRE EMPRESAS of MAPFRE CAUCION y CRÉDITO, previously a subsidiary of MAPFRE - CAJA MADRID HOLDING;
- Transfer to MAPFRE VIDA and MAPFRE SEGUROS GENERALES, respectively, of the Life and Accidents insurance portfolios of MUSINI.

All these movements have generated gains and losses in the Units involved that are broken down in the following table:

	Increase / (decrease) in profit	
	Before tax and minority shareholders	Net
MAPFRE EMPRESAS	24.7	17.6
MAPFRE SEGUROS GENERALES	(10.2)	(7.2)
MAPFRE RE	(8.6)	(8.6)
MAPFRE-CAJA MADRID HOLDING and others	(5.9)	(1.8)

These effects have been eliminated in the net consolidated profit of CORPORACIÓN MAPFRE

The net result of MAPFRE AMÉRICA includes income of €30.6 million from tax refunds within the fiscal group arising from the use of negative taxable amounts from previous years. Excluding this, it would have grown 35.3% over the previous year.

The contribution of the various Units and Companies to the net consolidated profit breaks down as follows:

	Net result	Minority interest	Consolidation adjustments	Contribution to consolidated result 2005	Contribution to consolidated result 2004
INSURANCE ACTIVITIES					
LIFE INSURANCE OPERATING UNIT	114.2	(56.1)	–	58.1	53.8
GENERAL INSURANCE OPERATING UNIT	69.7	(37.7)	7.2	39.2	35.5
COMMERCIAL INSURANCE OPERATING UNIT	71.4	(26.1)	(17.6)	27.7	30.2
MAPFRE CAJA SALUD	9.9	(5.0)	-	4.9	1.9
Consolidation adjustments				3.6	(8.1)
MAPFRE-CAJA MADRID HOLDING				133.5	113.3
OTHER ACTIVITIES					
MAPFRE INMUEBLES	2.4	-	-	2.4	6.3
MAPFRE QUAVITAE	(1.2)	0.7	-	(0.5)	(2.6)
COMPANIES OPERATING PRIMARILY IN SPAIN	**266.4**	**(124.2)**	**(10.4)**	**135.4**	**117.0**
MAPFRE AMÉRICA	105.7	(13.3)	-	92.4	47.1
MAPFRE RE	32.3	(5.0)	8.6	35.9	40.4
ASSISTANCE UNIT	10.0	-	(1.9)	8.1	3.6
MAPFRE INSULAR	0.8	-	-	0.8	0.8
COMPANIES OPERATING PRIMARILY ABROAD	**148.8**	**(18.3)**	**6.7**	**137.2**	**91.9**
Other companies and consolidation adjustments				(22.8)	0.5
CORPORACIÓN MAPFRE				**249.8**	**209.4**

Figures in million euros

The net consolidated equity reached €3,161.3 million, against €2,712.1 million at the close of 2004

Under Spanish General Accounting Standards and Spanish Accounting Standards for Insurance Companies ("Plan General de Contabilidad" and "Plan Contable de Entidades Aseguradoras", hereinafter referred to as "PGC/PCEA"), the estimated net consolidated profit would have grown 33.2% over fiscal year 2004 to €243,6 million.

INVESTMENTS AND LIQUID ASSETS

The book value of investments and liquid assets as of 31 December 2005 was €21,808 million, a 10.7% increase over the previous year. The following table shows its breakdown and percentage distribution:

	2005	% over total	2004	% over total
Risk-free investments	**1,264.4**	**5.8%**	**1,261.9**	**6.4%**
- Cash	964.7	4.4%	900.8	4.6%
- Unit-linked investments	299.7	1.4%	361.1	1.8%
Real Estate Investments	**722.8**	**3.3%**	**618.6**	**3.1%**
- Buildings for own use	377.7	1.7%	304.3	1.5%
- Other Real Estate investments	345.1	1.6%	314.3	1.6%
Financial investments	**19,585.8**	**89.8%**	**17,586.2**	**89.3%**
- Shares	448.5	2.1%	410.3	2.1%
- Fixed income	17,850.8	81.9%	15,747.5	79.9%
- Investment funds	905.3	4.2%	794.6	4.0%
- Other financial investments	381.2	1.7%	633.8	3.2%
Other investments	**235.0**	**1.1%**	**233.6**	**1.2%**
- Investments in associated companies	104.4	0.5%	78.3	0.4%
- Accepted reinsurance deposits	97.9	0.4%	113.1	0.6%
- Other investments	32.7	0.1%	42.1	0.2%
TOTAL	**21,808.0**	**100.0%**	**19,700.3**	**100.0%**

Figures in million euros

The value of real estate investments shown in the previous table does not include unrealised gains, which amounted to €203.4 million at the close of the year according to independent surveyors.

SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated equity reached €3,161.3 million, against €2,712.1 million at the close of 2004. Its year-on-year variation sums up the positive impact of the profits earned by the Units, the increase in the value of investments and hedging derivatives and the appreciation of the US dollar and of some Latin American currencies against the euro. Of the total equity amount



referred to above, €977.7 million corresponded to minority shareholdings in subsidiaries and €2,183.6 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity was equal to €9.1 per share at the close of 2005 (€7.8 as of the end of 2004).

The return on equity (ROE), defined as the net consolidated profit after tax and minorities as a percentage of average shareholders' equity, was 12.4% (12.5% in 2004).

The following table shows the ROE of CORPORACIÓN MAPFRE and those of its main Units and Companies:

	2005			2004 ROE % (1)
	Average equity	Profit	ROE % (1)	
CORPORACIÓN MAPFRE	2,017.5	249.8	12.4%	12.5%
MAPFRE - CAJA MADRID Holding	1,475.9	261.7	17.7%	17.1%
MAPFRE VIDA	576.3	114.2	19.8%	21.6%
MAPFRE SEGUROS GENERALES(2)	299.7	69.7	23.2%	26.4%
MAPFRE EMPRESAS	275.1	65.5	23.8%	17.0%
MAPFRE CAUCIÓN Y CRÉDITO	34.0	7.9	23.3%	30.7%
MAPFRE CAJA SALUD	101.2	9.9	9.8%	4.2%
MAPFRE AMÉRICA	663.8	105.7	15.9%	10.7%
MAPFRE RE	579.8	32.3	5.6%	11.7%
MAPFRE ASISTENCIA	78.3	10.0	12.8%	5.6%

(1) Net result after taxes and minority interests/average shareholders' equity excluding minority interests. The equity of CORPORACIÓN MAPFRE in 2004 is weighted for the €500.5 million capital increase carried out in April.

(2) Without MAPFRE INDUSTRIAL.

MAIN ACTIVITIES OF THE YEAR

CODE OF GOOD GOVERNANCE

On 29 June 2005 and following a proposal from the Audit and Institutional Control Committee, the Board of Directors of MAPFRE MUTUALIDAD, the parent company of SISTEMA MAPFRE, approved the new wording of the Code of Good Governance, which has updated substantial aspects of the Code that has regulated the corporate governance of SISTEMA MAPFRE since March 2000, in order to: adapt it to the new corporate governance regulations; review the structure and responsibilities of the governing bodies of SISTEMA MAPFRE and of those of its various entities so as to increase the degree of coordination of the activities of SISTEMA MAPFRE as a whole, and simplify and expedite the decision-making processes; solve any interpretation doubts or implementation issues; and update its appendices, removing obsolete ones and adding new ones (such as the Internal Code of Conduct regarding Listed Securities).

REARRANGEMENT OF FOUNDATIONAL ACTIVITIES

At the same meeting, the Board approved an extensive rearrangement and update of the activities developed by the MAPFRE-sponsored foundations. Further information may be found in the Social Responsibility Report.

As a result of this rearrangement, the five nationwide foundations associated with SISTEMA MAPFRE were merged to form FUNDACIÓN MAPFRE, which will engage in its activities through five specialised institutes:

- Prevention, Health and Environment.
- Road Safety.

- Insurance Sciences.
- Culture.
- Social Action

The five nationwide foundations associated with SISTEMA MAPFRE were merged to form FUNDACION MAPFRE, which will engage in its activities through five specialised institutess

The Board of Trustees of the FUNDACIÓN MAPFRE is formed by the members of the Board of Directors of MAPFRE MUTUALIDAD and two representatives of FREMAP, in order to boost the Foundation's activities and integrate it into SISTEMA MAPFRE 's action strategy.

This rearrangement will end in 2006 with a thorough, clean-slate review of the Foundation's activities, to adapt them to the current social needs of the countries in which the SISTEMA MAPFRE engages in its business activities.

APPOINTMENTS

In 2005, the Board of Directors of MAPFRE MUTUALIDAD again approved key appointments, representing a further move forward in the orderly process aimed at renewing the management structure of SISTEMA MAPFRE. Worth mentioning were the appointment of Antonio Huertas Mejías as chairman of the Executive Committee of MAPFRE MUTUALIDAD and Managing Director of the Motor Insurance Operating Unit, Ignacio Baeza Gómez as chairman of the Executive Committee and Chief Executive of MAPFRE VIDA, and Angel Alonso Batres as Chairman of the Board of Directors of MAPFRE SEGUROS GENERALES.

STRATEGIC ALLIANCE WITH CAJA MADRID

During 2005, MAPFRE further strengthened its strategic alliance with CAJA MADRID, which is a model of how two major independent financial groups can support each other to compete more efficiently in the market and offer a better service to their customers. Throughout 2005, the mutual co-operation between their respective networks in the distribution of insurance and banking products grew significantly, this having been a singularly positive factor in securing the excellent results achieved in this year.

The volume of insurance premiums contributed by the CAJA MADRID network in 2005 amounted to €1,019.4 million and the CAJA MADRID lending and savings banking products sold by the MAPFRE Network amounted to €2,944 million. These figures demonstrate the level of co-operation achieved by both groups.



ACQUISITIONS, PROJECTS AND DISPOSALS

MAPFRE ASISTENCIA carried out two capital increases to support the development of its business activities

Direct investments

The following are the most significant investment and disposal transactions concerning subsidiaries of the Group and affiliates that were carried out by CORPORACIÓN MAPFRE in 2005:

- A minority shareholding in MAPFRE AMÉRICA was acquired for a price of €26.1 million. Furthermore, €65.8 million were invested to subscribe for the share of CORPORACIÓN MAPFRE and buy shares not subscribed for by other shareholders in a capital increase carried out by this subsidiary to fund another capital increase in its subsidiary MAPFRE VERA CRUZ SEGURADORA (Brazil). As a consequence of these two transactions, CORPORACIÓN MAPFRE raised its shareholding in MAPFRE AMÉRICA to 87.46%, from 84.92% at the close of 2004.

- With a view to financing the expansion of the real estate business, a €47.9 million capital increase carried out by MAPFRE INMUEBLES was subscribed for and a €16.4 million loan at market terms was granted to one of its subsidiaries.

- MAPFRE - CAJA MADRID HOLDING repaid the €45.5 million loan granted to it by CORPORACIÓN MAPFRE in 2003 to finance the acquisition of MUSINI.

- A €44 million investment was made to subscribe for the part corresponding to CORPORACIÓN MAPFRE in the €50 million capital increase carried out by MAPFRE RE.

- MAPFRE ASISTENCIA carried out two capital increases: one of €6.8 million, to support the development of its business activities; and another of €10 million, to finance the acquisition of the British company ABRAXAS, which was complemented by a €5.1 million 5-year loan granted at market terms.

- CORPORACIÓN MAPFRE subscribed for its part in two capital increases carried out by MAPFRE QUAVITAE: €5.5 million in a €12 million increase aimed at strengthening the company's financial position and reducing its indebtedness; and €4.2 million in another €9 million increase used to finance the acquisition of MAPFRE ASISTENCIA ORO.

- Within the framework of an agreement between the MIDDLESEA GROUP and MAPFRE, CORPORACIÓN MAPFRE sold to insurer MIDDLESEA INSURANCE (Malta) its entire shareholding in PROGRESS ASSICURAZIONI (Italy), which was 39%, and raised its holding in the share capital of MIDDLESEA INSURANCE to 21%. Overall, this transaction has implied a net €5.2 million outlay for CORPORACIÓN MAPFRE.

- MAPFRE INTERNACIONAL S.A. has been created as the holding company in charge of the expansion of MAPFRE abroad (except in the Iberian Peninsula and in Latin America). The share capital of this new holding company is expected to reach €35 million after the contribution of the shareholdings in MAPFRE INSULAR and MIDDLESEA plc presently owned by CORPORACIÓN MAPFRE.

Overall, these transactions have implied a net €192.1 million investment, as shown in the following table (figures in € million):

Company	Investments	Loans	Total
MAPFRE AMÉRICA	91.9	-	91.9
MAPFRE INMUEBLES	47.9	16.4	64.3
MAPFRE-CAJA MADRID HOLDING	-	(45.5)	(45.5)
MAPFRE RE	43.9	-	43.9
MAPFRE ASISTENCIA	16.8	5.1	21.9
MAPFRE QUAVITAE	9.7	-	9.7
MIDDLESEA	5.2	-	5.2
OTHER	0.7	-	0.7
TOTAL	**216.1**	**(24.0)**	**192.1**

Investments made by subsidiaries

- MAPFRE AMÉRICA made the following investments:
  - It subscribed for two capital increases carried out by MAPFRE VERA CRUZ SEGURADORA (Brazil): one of €78.6 million aimed at financing the acquisition of a 51% shareholding in insurer NOSSA CAIXA VIDA E PREVIDENCIA (Brazil); and another of €5.5 million to support the growth in its business volumes.
  - It invested €3.8 million in a capital increase carried out by MAPFRE PERÚ.
  - It contributed €2.2 million to incorporate MAPFRE DOMINICANA
- MAPFRE ASISTENCIA carried out two transactions:
  - It acquired for a price of GBP 10.5 million (approximately €16 million) the entire share capital of British company ABRAXAS, which distributes Pecuniary Losses and Mechanical Breakdown Guarantee insurance through an extensive network of car dealers in the United Kingdom.
  - It sold its subsidiary MAPFRE ASISTENCIA ORO to MAPFRE QUAVITAE.

Furthermore, it subscribed for capital increases carried out by several subsidiaries for a total investment of €9.5 million.

- MAPFRE CAJA SALUD was awarded healthcare centre CLINISAS, located in Madrid, in a privatisation process carried out by SEPI, for a price of €20.5 million. The company also acquired healthcare centre CLÍNICA SAN FRANCISCO JAVIER, located in Bilbao.
- As part of the process connected with the request of the license to operate in the U.S.A. as a reinsurer, MAPFRE RE set up a trust fund of USD 20 million (approximately €17 million) with the New York State Insurance Department.
- The COMMERCIAL INSURANCE OPERATING UNIT made the following investments:
  - MAPFRE INDUSTRIAL acquired for a price of €2.5 million the entire share capital of ENKEN SERVICIOS DE PREVENCIÓN and ENKEN ASISTENCIA SANITARIA. These companies specialise in risk prevention and health assistance services focussed on occupational health.
  - MAPFRE CAUCIÓN Y CRÉDITO acquired from minority shareholders a 25% stake in the share capital of holding company MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO for a price of €5.5 million. Furthermore, the latter acquired from another minority shareholder a 22.1%

stake in the share capital of its subsidiary COMPAÑÍA DE SEGUROS DE CRÉDITOS COMERCIALES (Colombia) for a price of €1.4 million.

- MAPFRE SEGUROS GENERALES invested €3 million in a capital increase carried out by its subsidiary GESTORA DE ACTIVOS FUNERARIOS GESMAP.

- Having obtained the relevant authorisations, MAPFRE ASIAN absorbed Philippine insurer Insular General Insurance Company (I-Gen), a Non-Life subsidiary of Insular Life insurance company, and changed its name to MAPFRE INSULAR. CORPORACIÓN MAPFRE holds a 75.2% stake in the share capital of the resulting company.

Internal corporate reorganisation transactions

In 2005, the following transactions were completed to align the shareholding structure with the operational organisation of the Group:

- The integration of the COMMERCIAL INSURANCE OPERATING UNIT into a single group of companies was completed through a series of transactions:

  - MAPFRE EMPRESAS (formerly MUSINI) acquired: two shareholdings of 99.9986% and 99.96%, respectively, in the share capital of MAPFRE INDUSTRIAL and MAPFRE SERVICIOS MARÍTIMOS from MAPFRE SEGUROS GENERALES; and a 99.9933% shareholding in MAPFRE CAUCIÓN Y CRÉDITO from MAPFRE - CAJA MADRID HOLDING.

  - The Life and Accidents insurance portfolios of MAPFRE EMPRESAS were transferred to MAPFRE VIDA and MAPFRE SEGUROS GENERALES, respectively.

  - Finally, MAPFRE EMPRESAS absorbed MAPFRE INDUSTRIAL.

- MAPFRE RE transferred to MAPFRE SEGUROS GENERALES a 99.963% shareholding in MAPLUX REINSURANCE COMPANY LTD. (Luxembourg). Subsequently, MAPLUX transferred its Commercial and Credit & Surety portfolios to INDUSTRIAL RE, a subsidiary of MAPFRE EMPRESAS, which in turn transferred to it its Burial reinsurance portfolio.

These transactions were carried out at net asset value in accordance with Spanish accounting principles, with retroactive effect since 01/01/05.

Funding

The investments detailed above were paid for with available excess cash.



INVESTMENT PLANNING AND MANAGEMENT

The management of SISTEMA MAPFRE's investments remained geared towards maximising returns while maintaining low risk levels, in order to preserve the outstanding financial strength that is MAPFRE's hallmark. To that end, the investments remained suitably diversified among the different alternatives offered by the market.

As far as investments in securities were concerned, the policy of striking an adequate balance between fixed income and equity investments remained unchanged, with a large relative weighting of the latter, with a main focus on the European markets, and a significant increase in the second half of the year of the positions on the American and Asian stock markets, clearly underweighted as a whole. The policy followed with respect to fixed-income assets was to diversify investments among different issuers, managing credit spreads with a view to increasing returns.

The real estate investment policy was maintained with the purchase of an office building in the northern part of Madrid, the completion of a new building at the corporate headquarters in Majadahonda, and progress in the construction of three office buildings in Fuencarral, which are scheduled for completion throughout 2006. MAPFRE's policy in this field is to constantly look for assets with a high level of profitability and strong upside potential.

INVESTOR RELATIONS

The Finance and Investors Relations Department of CORPORACIÓN MAPFRE engaged in an intense communication activity with analysts and investors. Every quarter results were presented at meetings with analysts in Madrid and London, and by means of conference calls for analysts and investors, along with comprehensive complementary information, which was released simultaneously to the public through the CNMV (the Spanish National Securities Market Commission).

Overall, meetings were held during the fiscal year with 51 institutional investors and investment managers from Spain, and 177 from Canada, Denmark, France, Germany, Ireland, Italy, Portugal, Sweden, Switzerland, the United Kingdom and the United States; and numerous institutional investors from different countries were received at the CORPORACIÓN MAPFRE headquarters. Meetings were also arranged in London and Madrid in coincidence with the publication of the quarterly results, to give investors the opportunity to receive each quarter information about the development of the company's business activities.



In 2005, CORPORACIÓN MAPFRE took part in the following forums that banks and stock brokers organised to bring together listed companies and institutional investors:

- "Seminar Barcelone", organised by the bank HSBC CCF in Barcelona in March.
- "European Financials Conference 2005", organised by investment bank Goldman Sachs in Malaga in June.
- "II Iberian Conference", organised by Banco Santander in New York in September.
- "Stock Picking in Europe Conference", organised by the bank HSBC CCF in Paris in October..

All the public information about CORPORACIÓN MAPFRE and its results is available in the dedicated section for investors of the SISTEMA MAPFRE webpage.

SHAREHOLDERS

At the end of fiscal year 2005, MAPFRE MUTUALIDAD owned 54.9% of the share capital of CORPORACIÓN MAPFRE, 33,102 Spanish shareholders held another 19.4%, and 908 foreign shareholders owned the remaining 25.7%.

The following table shows the approximate breakdown of shareholders by country:

SHAREHOLDERS	%
Spain	74.3
United Estates	3.6
France	1.6
United Kingdom	1.3
Germany	1.1
Switzerland	0.9
Scandinavian Countries	0.7
Canada	0.1
Belgium	0.1
Unidentified	16.3

At the end of 2005, the Board of Directors held the representation of 55.09% of all outstanding shares.

The company had no stock option plans in force for managers, employees or board members at the end of fiscal year 2005.

STOCK MARKET DATA

During 2005, the shares of CORPORACIÓN MAPFRE traded for 256 days on the "Mercado Continuo" (the Spanish electronic market), which implies a trading frequency of 100%. A total of 224,882,578 shares changed hands during this fiscal year, compared to 203,445,253 in the previous fiscal year, a 10.5% increase in trading volumes. The actual value of these transactions was €2,887,8 million, against €2,083.9 million in 2004, a 38.6% increase.

In 2005, the price of the CORPORACIÓN MAPFRE shares rose by 28.7% against an 18.2% increase in the IBEX 35 index and a 30.5% increase in the DJ Stoxx Insurance index. Over the last five years, the price of the CORPORACIÓN MAPFRE shares went up by 114.8%, against a 17.8% increase in the IBEX 35 and a 47.3% decrease in the DJ Stoxx Insurance. The yield from dividends paid during the year was equal to 2.3% of the average share price for the year. At year end, three Spanish and international brokers had "buy" recommendations on the shares of CORPORACIÓN MAPFRE, against 1 recommendation to "hold" and 4 to "sell".

HUMAN RESOURCES

At the end of the year, the total headcount of CORPORACIÓN MAPFRE and its subsidiaries amounted to 18,821 officers and employees, 8,756 of whom worked for Spanish companies and 10,065 for those based in other countries. The average age and length of employment were thirty-five and six years, respectively, underscoring the workforce's young age and its experience, and providing evidence of the stability and quality of employment in SISTEMA MAPFRE. Male employees made up 41.4% of the headcount, and female employees 58.6%.

The Social Responsibility Report provides further information about the human resources policy, the linchpins of which are as follows:



- Highly rigorous and objective staff selection processes, in accordance with internal regulations that were updated in 2005 and are subject to regular compliance checks by Internal Audit.
- Emphasis on permanent as opposed to temporary employment: 95% of employees in the Spanish insurance companies have an open-ended contract.
- Ongoing emphasis on training in order to achieve the highest levels of management efficiency and offer staff a wide range of career development opportunities.
- Full respect for employees' trade union (freedom of association and choice of representatives) and collective bargaining rights, pursuant to the legislation applicable in this field in each country, and maintaining channels for permanent dialogue with their trade union representatives.
- Occupational Hazard Prevention Policy oriented to providing safe and healthy working environments, guaranteeing employees' right to the protection of their health.

REGIONAL STRUCTURE

As announced in the 2004 Management Report, 1 January 2005 marked the start of a far-reaching structural reorganisation of SISTEMA MAPFRE's territorial structure, involving the specialised networks of the different units being merged into a single one (MAPFRE NETWORK), with a clear customer focus and the grouping and integration of sub-centres under seven Regional Head Offices. Throughout the year, this new structure was consolidated by devoting considerable efforts to training, administrative organisation and software adaptation.

At the end of 2005, the MAPFRE Network consisted of 404 direct offices, under the responsibility of 358 office managers and 40 area managers, and 2,457 delegations run by professional agents. This territorial structure handled the work of a total of 19,264 tied agents and 3,066 brokers. Worth pointing out is that in 2005 the contracts of 78% of the agents who started working for MAPFRE in 2004 were renewed.

During the fiscal year 2005, further efforts were made to boost, expand and consolidate the regional organisation through different initiatives, such as the following:

- The "New Delegates" programme, which was attended by 260 agents.
- The 'Sistema Mapfre Integrated Agent' programme, involving 605 new agents, in which €4.7 million were invested.
- 906 sales campaigns aimed at more than 1,350,000 customers.
- The production of various reports and analyses to facilitate the sales initiatives of the Network.

MANAGEMENT CONTROL

The Financial and Management Control Department (AECG) continued refining the financial and management control information for SISTEMA MAPFRE as a whole and for its various Units and Companies, providing monthly consolidated information for the various holding companies. Moreover, the information released to the public on a quarterly basis has been extended and now includes a greater degree of detail. The key projects completed recently include the adaptation of in-house information to the new territorial structure introduced at the start of 2005.

In 2006, IFRS will be applied throughout SISTEMA MAPFRE as the basis for preparing and following up budgets, and management information will now include new efficiency and productivity indicators obtained from operating databases, thus completing the monitoring of economic and financial indicators based on accounting data.

STRATEGIC PLANNING

As is the standard practice at MAPFRE, at the end of 2005 all Operating Units and Companies of SISTEMA MAPFRE, as well as its Common Areas updated their respective Strategic Plans which set out their goals for the next three years (in this case for the 2006-2008 period) along with the strategies they expect to adopt in order to achieve them. These plans form part of the SISTEMA MAPFRE Strategic Plan, which was approved by the Board of Directors at their meeting on 7 February 2006.

Economic projections were prepared under International Financial Reporting Standards (IFRS), and reconciled with the Spanish Chart of Accounts. Moreover, efficiency and productivity indicators defined by each Operating Unit were added to the common and standardised economic and financial indicators used throughout SISTEMA MAPFRE.

RISK MANAGEMENT

In keeping with present management trends for insurance and financial institutions and the new solvency regulations that are due to be implemented in the near future, in 2003 MAPFRE began the development of a Risk Management System. Throughout 2005, activities were carried out as scheduled, and the following deserve to be mentioned:

- Implementation of the operational risks model (risk map) in all SISTEMA MAPFRE companies.
- Creation of the Risk Management Department of SISTEMA MAPFRE, reporting to the Financial and Management Control Department, and appointment of risk coordinators in each Unit.
- Quarterly calculation of the risk and economic capital calculation model by standard factors, which is used to quantify insurance and financial risks (interest rate, market, liquidity and credit), as well as the optimum capital and the risk-adjusted return on capital (RAROC methodology).
- Completion of the internal MAPFRE RE risk and economic capital calculation model and adaptation thereof with a view to implementing it in direct insurance companies in 2006.

The Corporate Governance Report contains ample information about the MAPFRE Risk Management System.

INTERNAL AUDIT

At the end of the year, CORPORACIÓN MAPFRE had seven Internal Auditing Departments (SAIs) in the General Insurance, Commercial Insurance, Life, America, Reinsurance, Assistance and Health Insurance Operating Units and ten Internal Auditing Units (UAIs) located in the main Latin American countries and in the Philippines, all under the coordination of the General Auditing Department, which reports directly to the Audit and Institutional Control Committee of SISTEMA MAPFRE.

Throughout 2005, a total of 567 audits were carried out, with the following breakdown: 177 in Central Services; 133 in the Territorial Structure; and 56 in subsidiaries. There were also 132 special audits and 17 system audits The reports from the audits, their main conclusions, recommendations and the respective degree of compliance with them were regularly reported to the Audit Committee of CORPORACIÓN MAPFRE.

6,627 hours were devoted to training the internal auditors, both through in-house and external courses, equal to a ratio of 97 hours per auditor per year.

The General Auditing Department has likewise reviewed the individual and consolidated Management Reports and Annual Accounts of CORPORACIÓN MAPFRE and has reported on the said documents to the Audit Committee of CORPORACIÓN MAPFRE. The quarterly reports that CORPORACIÓN MAPFRE were filed with the Spanish National Securities Market Commission (the 'CNMV') and the relevant financial information that were submitted to the highest governing bodies of SISTEMA MAPFRE were also reviewed.

INFORMATION TECHNOLOGY

Throughout 2005, the different Units focussed on upgrading their management applications in line with the priorities specified in their respective strategic plans: the Motor, General and Commercial Insurance Units centred their efforts on the TRON21 project, although computer applications required for new services and new channels were also developed. The Life Insurance Unit continued with its own technology overhaul plan, and the Health unit concentrated its efforts on the applications needed to operate through the MAPFRE Network. It must be noted that a large number of IT projects are underway in nearly all companies, which will enhance their capacity to process and analyse management information.

Overall, progress in the TRON21 project in 2005 was good, and several key milestones were reached, such as the start of the production of pilot applications for the Regional Administrative Centres. In view of the complex multisite test plan, this phase of TRON 21 is scheduled to be launched in May 2007.

Special attention was paid to developing IT improvements aimed at facilitating the operation of the MAPFRE Network. By way of example, the Sales Management System, a tool that, among other features, simplifies the distribution, administration and allocation of sales opportunities and initiatives, went into production in September.

Basic steps were also taken with respect to orienting our applications towards the customer: the TRON21 customer database was consolidated as the reference for all Units in Spain. Together with the basic data standardisation plan, has been completed, it will provide a comprehensive view of each customer.

The infrastructure of the EDP centre in Majadahonda was updated through the installation of IBM z/9 central servers capable of processing 3,180 million instructions per second; work continued on consolidating the UNIX servers in the HP Superdome system, simplifying and boosting them, so that they are now capable of processing 869,500 transactions per minute; the central disk storage capacity was upgraded from 118 to 187 Terabytes; and the connectivity capacity of the SAN storage network went from 232 to 352 ports.

The e-mail service was centralised and upgraded by increasing the number of servers from 4 to 6, the storage capacity from 1 to 3.5 Terabytes, and the number of centrally managed mailboxes from 8,000 to 22,000; all the Exchange servers were removed from the former sub-centre sites and, with regard to Web technologies, the IBM pSeries/AIX servers were replaced with Intel/ Linux servers; a review was conducted of the consolidation of the platform storage in the corporate storage systems (NAS/DMX), and the Documentum-based publication processes were improved; and the application server (Websphere) usage policies were changed, moving from a single corporate cluster for all the companies to a platform housing corporate servers alongside each company's own servers, which can be upgraded independently.

In the Communications field, the MAPFRE RE and MAFRE QUAVITAE networks were integrated in the MAPFRE Corporate Communications Network; the DPC network cabling, equipment and infrastructure were revamped, implementing Gigabit technology; the data transmission network of the sub-centres and direct offices at 525 sites was changed altogether, maintaining the cost, multiplying its capacity fourfold, and externalising its management, with end-to-end encryption and backup lines; 335 delegations were equipped with VPN-IP communications; the availability of the Metropolitan Gigabit Ring was increased, and a subdivision was provided with a circuit supplied by a second operator; furthermore, the second operator installed a fiber optic access in Majadahonda; and the voice and data communications were diversified in the call centers, also through another operator.

The most outstanding improvements in the support provided to the MAPFRE Network included the upgrading and replacement of workstations and the installation of new equipment in offices and in the new Linea MAPFRE Autos call centre in Avila. 346 Office PCWebs were replaced with PDM's (Platform for MAPFRE Delegates), 223 new delegations fitted with PDM's were opened and 562 new PDM's were installed in existing offices. The PDM platform now comprises 1,820 lines and 3,553 positions.

An international consultancy firm conducted an in-depth diagnosis of the state of IT in MAPFRE. After the report's recommendations had been analysed and discussed, they were incorporated into the strategic plan and SISTEMA MAPFREs plan.

The Avila Balanced Data Processing Centre project is moving forward at a good pace, and is scheduled to open in the second half of 2007. This will provide a fuller DPC back-up solution in the event of a catastrophic contingency, which presently is provided through a contract with a specialised external firm.

SAFETY AND THE ENVIRONMENT

Throughout the year, was enhanced security in all the facilities, special efforts being devoted to centralising the alarm and detection systems, and to the fire protection systems in historic



buildings. Further cost optimisations were achieved by integrating the security processes in the centralised procurement processes, and by unifying the fire-fighting equipment maintenance services.

Similarly, 2005 saw the completion of the groundwork both for the entry into operation of the MAPFRE General Control Centre, which will gradually centralise the alarm signals of all the facilities, and for the implementation of a single security pass for all SISTEMA MAPFRE personnel. Further emphasis was placed on raising Information Security levels, through a range of corporate projects and the implementation of new security measures and controls.

In 2005, the Environmental Policy and the Environmental Action Plan were finalised and approved by the Executive Committee of SISTEMA MAPFRE in September. On the basis of the Environmental Action Plan, measures are being implemented to optimise waste management, obtain the environmental certification of SISTEMA MAPFRE, and lower levels of water, energy and paper consumption. The HQ building has been awarded the ISO 14001 environmental certificate. The Social Responsibility Report, which forms part of the Annual Documentation of SISTEMA MAPFRE, contains detailed information about MAPFRE's environmental policy, plans and main courses of action.

COMMUNICATION AND IMAGE

During 2005, special emphasis was placed on boosting and co-ordinating internal and external communications, with the following achievements being worthy of special mention:

- Relations with and response to the media were improved through several initiatives: 25 press conferences, 81 press releases, 122 interviews, replies to 686 information queries, the organisation of 22 events, and the handling and response to 258 economic information questionnaires.

  Furthermore, special attention was devoted to raising the degree of awareness of MAPFRE's activities both regionally (Spain) and overseas (Latin America), by organising presentations of MAPFRE in Andalusia, Levante, the Basque Country, as well as in Argentina and Brazil, and by attending the MAPFRE EMPRESAS Seminars in Lisbon.

- Four editions of "EL MUNDO DE MAPFRE", the institutional magazine, were published in 2004, together with a separate special edition devoted to presenting the 2004 results and the 2005 Annual General Meetings. All the material was distributed to all the officers and employees of SISTEMA MAPFRE both on paper and via the Intranet.

  Progress was also made in coordinating and improving the internal publications, one highlight being the redesign of the RED MAPFRE magazine (previously MAPFRE FAMILIAR), the design of inserts with information about each country for the EL MUNDO DE MAPFRE magazine, and the redesign of the publications of the MAPFRE FOUNDATION, which will be rolled out in 2006.

  This communication effort was supplemented by the use of the Internal Portal as a vehicle for distributing important news (312 news items being distributed in 2005).

- The adoption of the new corporate identity of MAPFRE in stationery, operating documentation and advertising was completed, and will be extended to office and building signs during 2006.

- A new institutional advertising campaign entitled "The path of your life" was launched on television, in the press and on the Internet in two waves (January-February and October-November).

According to advertising efficiency research (ICEA omnibus Questionnaire and IMOP Report) MAPFRE continues to rank top in its sector, both in terms of spontaneous awareness (72.9%) and suggested awareness (95.2%). Moreover, during the campaign, brand awareness ranked eighth among financial institutions and top in the insurance sector.

At the end of the year, the Image and Advertising Department of SISTEMA MAPFRE, which will report to the Department of Communication and Social Responsibility, was set up with the mission of supervising and coordinating the corporate image and any advertising, both of products and services, as well as any other activity that has a direct or indirect effect on MAPFRE's brand image.

EXTERNAL AUDIT

Ernst & Young audited the annual accounts of CORPORACIÓN MAPFRE and those of its main consolidated subsidiaries for fiscal year 2005, except for the entities located in El Salvador, which were audited by KPMG. In the aforementioned fiscal year, the External Auditors were paid €3,037,551 for the services rendered in connection with the audit of the annual accounts, €3,017,631 of which were paid to the main auditor. The latter received additional payments of €419,838 for services related with the audit of the annual accounts and of €449,820 for other complementary services. Neither of these two additional payments is deemed to compromise the independence of the auditors.

ADOPTION OF IFRS

Pursuant to European Parliament and Council Regulation (EC)1606/2002 dated 19 July and Act 62/2003, MAPFRE MUTUALIDAD and CORPORACION MAPFRE prepared their consolidated annual accounts for fiscal year 2005 under International Financial Reporting Standards (IFRS), which were successfully adopted both in the aforementioned companies and in the SISTEMA MAPFRE subgroups that have chosen voluntarily to prepare their consolidated financial statements under IFRS.

The criteria actually adopted by SISTEMA MAPFRE and the accounting impacts derived from the application of these international standards are described in detail in the notes to the consolidated financial statements.

TARGETS

As in previous years, CORPORACIÓN MAPFRE has defined as follows its targets for fiscal year 2006:

- Attain growth rates in Non-Life insurance higher than those obtained by the market of each country.
- Achieve increases in the volume of funds under management above those reached by the market of each country, both in Life insurance and in other savings products.
- Maintain a combined ratio equal to or lower than 97% in the Non-Life insurance and reinsurance business.
- Continue to improve expense ratios as a percentage of premiums (Non-Life insurance) and funds under management (Life insurance and savings).
- Increase earnings per share.



CONSOLIDATED FINANCIAL STATEMENTS 2005

A) CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005 AND 2004

Assets	Notes	2005	2004
A) INTANGIBLE ASSETS	**6,1**	**650.87**	**543.99**
I. Goodwill	6,1	595.97	502.84
II. Other intangible assets	6,1	54.90	41.15
B) PROPERTY, PLANT AND EQUIPMENT	**6,2**	**502.58**	**417.35**
I. Property for own use	6,2	377.72	304.31
II. Other property, plant and equipment	6,2	124.86	113.04
C) INVESTMENTS		**20,165.94**	**18,134.11**
I. Investment property	6,2	345.13	314.33
II. Financial investments			
1. Portfolio held to maturity	6,4	693.37	704.37
2. Portfolio available for sale	6,4	17,509.31	15,673.12
3. Trading portfolio	6,4	1,383.16	1,208.76
III. Investments recorded applying the equity method		104.35	78.28
IV. Deposits established for accepted reinsurance		97.89	113.11
V. Other investments		32.73	42.14
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	**6,6**	**299.70**	**361.14**
E) INVENTORIES	**6,7**	**309.22**	**62.36**
F) PARTICIPATION BY REINSURANCE IN TECHNICAL PROVISIONS	**6,12**	**1,642.25**	**1,165.11**
G) DEFERRED TAX ASSSETS	**6,19**	**736.29**	**580.47**
H) CREDITS & RECEIVABLES	**6,8**	**1,683.21**	**1,302.66**
I. Credits on direct insurance and coinsurance operations	6,8	1173.71	946.82
II. Credits on reinsurance operations	6,8	281.32	185.78
III. Tax credits	6,8	82.05	53.14
IV. Corporate and other credits	6,8	146.13	116.92
V. Shareholders, called capital	6,8	-	-
I) CASH AND BANKS	**6,9**	**964.71**	**900.81**
J) ACCRUAL ADJUSTMENTS		**425.97**	**323.69**
K) OTHER ASSETS		**40.24**	**26.89**
L) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS		**-**	**-**
TOTAL ASSETS		**27,420.98**	**23,818.58**

Figures in million euros

A) CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005 AND 2004

Liabilities and Equity	Notes	2005	2004
A) EQUITY	**6,10**	**3,161.28**	**2,712.14**
I. Paid-up capital	6,10	119.45	119.45
II. Reserves	6,10	1,469.38	1,362.42
III. Treasury stock		-	-
IV. Valuation adjustment reserves	6,10	182.72	154.00
V. Translation differences	6,21	58.85	(46.28)
VI. Retained earnings			
1. Results from previous years pending application		143.98	88.19
2. Result of the year attributable to the controlling Company	4,1	249.83	209.38
3. Interim dividends	4,2	(40.61)	(35.84)
Equity attributable to the controlling Company's shareholders		**2,183.60**	**1,851.32**
Minority interests		**977.68**	**860.82**
B) SUBORDINATED LIABILITIES		**-**	**-**
C) TECHNICAL PROVISIONS	**6,12**	**20,127.52**	**17,462.70**
I. Provisions for unearned premiums and for risks in progress	6,12	2,284.64	1,803.94
II. Provisions for life insurance	6,12	14,478.79	13,176.81
III. Provisions for outstanding claims	6,12	3,072.86	2,239.76
IV. Other technical provisions	6,12	291.23	242.19
D) TECHNICAL PROVISIONS FOR LIFE INSURANCE WHEN INVESTMENT RISK IS ASSUMED BY POLICYHOLDERS	**6,12**	**299.70**	**361.14**
E) PROVISIONS FOR RISKS AND EXPENSES	**6,13**	**107.72**	**109.31**
F) DEPOSITS RECEIVED ON CEDED AND RETROCEDED REINSURANCE	**6,14**	**144.70**	**147.63**
G) DEFERRED TAX LIABILITIES	**6,19**	**839.85**	**642.27**
H) DEBT	**6,15**	**2,549.96**	**2,235.65**
I. Issuance of debentures and other negotiable securities	6,11	313.58	315.95
II. Due to credit institutions	6,11	201.56	84.26
III.Other financial liabilities	6,11	628.76	747.04
IV. Due on direct insurance and coinsurance operations	6,15	431.22	428.34
V. Due on reinsurance operations	6,15	292.12	230.83
VI. Tax payable		254.35	156.97
VII Other debts	6,15	428.37	272.26
I) ACCRUAL ADJUSTMENTS		**190.25**	**147.74**
J) LIABILITIES LINKED TO NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS		**-**	**-**
TOTAL LIABILITIES AND EQUITY		**27,420.98**	**23,818.58**

Figures in million euros

B) CONSOLIDATED INCOME STATEMENT FOR YEARS ENDED 31 DECEMBER 2005 AND 2004

Concept	Notes	2005	2004
I. REVENUES			
1. Insurance premiums, net			
a) Written premiums, direct insurance	5,21	6,175.21	5,550.42
b) Premiums from accepted reinsurance	5,21	1,085.08	864.09
c) Premiums from ceded reinsurance	6,18	(1,104.02)	(1,007.13)
d) Variation in provisions for premiums and risks in progress, net	5,15	(287.04)	(274.12)
2. Profit sharing in companies recorded by the equity method		11.68	8.30
3. Income from investments			
a) From operations	6,16	1,264.46	1,162.30
b) From equity	6,16	63.65	56.51
4. Unrealised gains in investments on account of life policyholders bearing the investment risk		26.26	18.45
5. Other technical revenues		8.15	11.67
6. Other non technical revenues		352.60	299.87
7. Positive translation differences	6,21	61.26	63.62
8. Reversion of the asset impairment provision	6,2	0.24	1.13
9. Positive results from disposal of non-current assets held for sale		-	-
TOTAL REVENUES		**7,657.53**	**6,755.11**

Figures in million euros

(Continued on following page)

(Continued from previous page)

Concept	Notes	2005	2004
II. EXPENSES			
1. Claims, net			
a) Claims paid			
Direct insurance	5,23	(3,605.71)	(3,529.28)
Accepted reinsurance	5,23	(507.75)	(378.30)
Ceded reinsurance	6,18	431.16	420.59
b) Variation in provision for claims, net	5,15	(435.59)	(277.69)
c) Claim related expenses	5,23	(174.93)	(137.50)
2. Variation in other technical provisions, net	5,15	(844.94)	(636.40)
3. Profit sharing and returned premiums		(24.73)	(33.27)
4. Net operating expenses	6,17	(1,315.77)	(1,036.18)
5. Sharing in losses of companies recorded by the equity method		(1.46)	(0.90)
6. Expenses from investments			
a) From operations	6,16	(266.67)	(296.44)
b) From equity and financial accounts	6,16	(22.29)	(15.13)
7. Unrealised losses in investments on account of life policyholders bearing the investment risk		(0.62)	(0.15)
8. Other technical expenses		(68.09)	(69.25)
9. Other non technical expenses		(185.97)	(205.19)
10. Negative translation differences	6,21	(63.17)	(70.03)
11. Allowance to the asset impairment provision	6,1	(23.07)	(10.46)
12. Negative results from disposal of non-current assets held for sale		-	-
TOTAL EXPENSES		**(7,109.60)**	**(6,275.58)**
III. PROFIT BEFORE TAX FROM ONGOING OPERATIONS		**547.93**	**479.53**
IV. TAX ON PROFIT FROM ONGOING OPERATIONS	**6,19**	**(154.12)**	**(148.09)**
V. PROFIT AFTER TAX FROM ONGOING OPERATIONS		**393.81**	**331.44**
VI. PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS		**-**	**-**
VII. PROFIT FOR THE YEAR		**393.81**	**331.44**
1. Attributable to minority shareholders		(143.98)	(122.06)
2. Attributable to the controlling Company	4,1	249.83	209.38

Figures in million euros

Basic and diluted gains per share (Euros)	4,1	1.05	0.93

C) CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AS AT 31 DECEMBER 2005 AND 2004

Concept	Equity attributable to controlling shareholder					Minority interests	Total equity
	Share capital	Reserves	Valuation adjustments reserves	Translation differences	Retained Result		
BALANCE AS AT 1 JANUARY 2004	**90.78**	**797.78**	**96.60**	**-**	**199.91**	**734.90**	**1,919.97**
I. Changes in accounting policies	-	-	-	-	-	-	-
II. Correction of errors	-	-	-	-	-	-	-
BALANCE AS AT 1 JANUARY 2004, RESTATED	**90.78**	**797.78**	**96.60**	**-**	**199.91**	**734.90**	**1,919.97**
VARIATIONS IN 2004							
I. Results recognised directly in equity							
1. From investments available for sale	-	-	242.58	-	-	213.74	456.32
2. From translation differences	-	-	-	(46.28)	-	(1.81)	(48.09)
3. From application of tacit accounting	-	-	(169.49)	-	-	(163.03)	(332.52)
Total results recognised directly in equity	**-**	**-**	**73.09**	**(46.28)**	**-**	**48.90**	**75.71**
II. Other results for 2004	-	-	-	-	209.38	122.06	331.44
III. Distribution of 2003 results	-	89.71	-	-	(111.72)	(7.27)	(29.28)
IV. Interim dividends for 2004 (Note 4.2)	-	-	-	-	(35.84)	(49.67)	(85.51)
V. Capital increase	28.67	471.88	(6.82)	-	-	-	493.73
VI. Called capital pending payment	-	-	-	-	-	-	-
VII. Capital decrease in subsidiaries	-	-	-	-	-	(6.11)	(6.11)
VIII. Other increases	-	3.05	-	-	-	18.01	21.06
IX. Other decreases	-	-	(8,87)	-	-	-	(8.87)
TOTAL VARIATIONS IN 2004	**28.67**	**564.64**	**57.40**	**(46.28)**	**61.82**	**125.92**	**792.17**
BALANCE AS AT 31 DECEMBER 2004	**119.45**	**1,362.42**	**154.00**	**(46.28)**	**261.73**	**860.82**	**2,712.14**

Figures in million euros

(Continued on following page)

(Continued from previous page)

Concept	Equity attributable to controlling shareholder					Minority interests	Total equity
	Share capital	Reserves	Valuation adjustments reserves	Translation differences	Retained Result		
I. Changes in accounting policies	–	–	–	–	–	–	–
II. Correction of errors	–	–	–	–	–	–	–
BALANCE AS AT 1 JANUARY 2005, RESTATED	**119.45**	**1,362.42**	**154.00**	**(46.28)**	**261.73**	**860.82**	**2,712.14**
VARIATIONS IN 2005							
I. Results recognised directly in equity							
1. From investments available for sale	–	–	179.47	–	–	172.48	351.95
2. From translation differences	–	–	–	105.13	–	20.43	125.56
3. From application of tacit accounting	–	–	(133.16)	–	–	(127.54)	(260.70)
Total results recognised directly in equity	**–**	**–**	**46.31**	**105.13**	**–**	**65.37**	**216.81**
II. Other results for 2005	–	–	–	–	249.83	143.98	393.81
III. Distribution of 2004 results	–	86.74	–	–	(117.75)	(12.35)	(43.36)
IV. Interim dividends for 2005 (Note 4.2)	–	–	–	–	(40.61)	(71.52)	(112.13)
V. Capital increase	–	–	–	–	–	24.47	44.69
VI. Called capital pending payment	–	–	–	–	–	–	–
VII. Capital decrease in subsidiaries	–	–	–	–	–	–	–
VIII. Other increases	–	20.22	–	–	–	–	–
IX. Other decreases	–	–	(17.59)	–	–	(33.09)	(50.68)
TOTAL VARIATIONS IN 2005	**–**	**106.96**	**28.72**	**105.13**	**91.47**	**116.86**	**449.14**
BALANCE AS AT 31 DECEMBER 2005	**119.45**	**1,469.38**	**182.72**	**58.85**	**353.20**	**977.68**	**3,161.28**

Figures in million euros

D) CONSOLIDATED CASH FLOW STATEMENT FOR YEARS ENDED AS AT 31 DECEMBER 2005 AND 2004

Concept	2005	2004
Cash generated from collected premiums	6,284.20	5,827.00
Payment of claims	(3,538.29)	(3,425.44)
Collections from reinsurance operations	670.25	817.92
Payments on reinsurance operations	(783.17)	(958.42)
Payments of commissions	(535.27)	(425.15)
Collections from clients, other activities	1,010.87	519.00
Payments to suppliers, other activities	(958.48)	(458.77)
Other operating cash inflows	375.51	835.76
Other operating cash outflows	(1,808.63)	(1,826.22)
Inflows or outflows from the corporation tax	(113.13)	(129.09)
NET CASH FLOWS FROM OPERATING ACTIVITIES	**603.86**	**776.59**
Purchases of intangible fixed assets	(15.61)	(10.59)
Purchases of property, plant and equipment	(54.81)	(104.03)
Acquisition of investments and payment of capital increases	(9,151.02)	(8,395.04)
Cash generated by companies incorporated into the consolidation perimeter	14.80	0.82
Cash corresponding to entities no longer included in the consolidation perimeter	(0.70)	(1.77)
Sales of property, plant and equipment	16.27	2.10
Sales of investments	7,507.03	6,751.27
Interest collected	810.63	718.32
Interest paid	(31.66)	(23.41)
Dividends collected	37.24	18.81
Collections from other financial instruments	9,745.53	10,391.73
Payments for other financial instruments	(9,213.24)	(9,959.06)
NET CASH FLOWS FROM INVESTMENT ACTIVITIES	**(335.54)**	**(610.85)**
Dividends and donations paid	(161.53)	(113.86)
Collections on capital increases	35.14	522.57
Payments on return of shareholders' contributions	(0.73)	(21.55)
Proceeds from issuance of debentures	-	-
Payments on interest and redemption of debentures	(16.56)	(16.56)
Payments on interest and repayment of other long term borrowings	(124.14)	(172.14)
Proceeds from other long term borrowings	81.11	10.68
NET CASH FLOW EFFECT OF FINANCING ACTIVITIES	**(186.71)**	**209.14**
NET INCREASE/(DECREASE) IN CASH FLOW	**81.61**	**374.88**
Translation differences in cash flow and cash balances	**(17.71)**	**(12.20)**
OPENING CASH BALANCE	**900.81**	**538.13**
CLOSING CASH BALANCE	**964.71**	**900.81**

Figures in million euros

E) FINANCIAL INFORMATION BY SEGMENTS.
CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005 AND 2004

Assets	Direct Insurance					
	Life		No Life		Reinsurance	
	2005	2004	2005	2004	2005	2004
A) INTANGIBLE ASSETS	**15.79**	**16.09**	**289.36**	**202.03**	**4.12**	**3.5**
I. Goodwill	13.9	13.9	248.5	174.24	1.65	1.65
II. Other intangible assets	1.89	2.19	40.86	27.79	2.47	1.85
B) PROPERTY, PLANT AND EQUIPMENT	**36.18**	**41.1**	**308.8**	**231.82**	**40.64**	**40.21**
I. Property for own use	23.56	27.75	236.97	177.83	35.47	35.57
II. Other property, plant and equipment	12.62	13.35	71.83	53.99	5.17	4.64
C) INVESTEMENTS	**14,779.59**	**13,426.63**	**3,235.12**	**2,637.38**	**1,629.96**	**1,343.71**
I. Investment property	163.98	163.73	146.48	113.8	39.94	40.73
II. Financial investments						
1. Portfolio held to maturity	–	–	471.07	462.05	193.49	216.95
2. Portfolio available for sale	14,510.22	13,159.51	2,130.57	1,731.95	1,081.79	800.88
3. Trading portfolio	–	–	432	279.05	51.54	49.37
III. Investments recorded applying the equity method	25.6	23.07	37.92	33.56	13.35	10.46
IV. Deposits established for accepted reinsurance	–	–	3.8	3.29	249.32	224.98
V. Other investments	79.79	80.32	13.28	13.68	0.53	0.34
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS BEARING THE INVESTMENT RISK	**299.7**	**361.14**	**–**	**–**	**–**	**–**
E) INVENTORIES	**–**	**–**	**–**	**–**	**–**	**–**
F) PARTICIPATION BY REINSURANCE IN TECHNICAL PROVISIONS	**22.45**	**29.42**	**1,539.82**	**1,187.68**	**542.83**	**296.33**
G) DEFERRED TAX ASSSETS	**640.33**	**481.54**	**49.9**	**40.87**	**13.39**	**4.61**
H) CREDITS & RECEIVABLES	**256.34**	**241.42**	**1,149.77**	**876.91**	**223.24**	**160.13**
I. Credits on direct insurance and coinsurance operations	244.27	229.98	929.44	717.67	–	0.02
II. Credits on reinsurance operations	7.68	7	121.24	83.6	198.78	143.1
III. Tax credits	0.44	0.46	21.14	29.81	11.28	5.38
IV. Corporate and other credits	3.95	3.98	77.95	45.83	13.18	11.63
V. Shareholders, called capital	–	–	–	–	–	–
I) CASH AND BANKS	**243.5**	**243.8**	**447.37**	**444.46**	**70.74**	**46.97**
J) ACCRUAL ADJUSTMENTS	**11.21**	**13.11**	**299.72**	**220.55**	**114.33**	**88.82**
K) OTHER ASSETS	**1.5**	**0.51**	**47.48**	**10.21**	**0.87**	**1.58**
L) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS	**–**	**–**	**–**	**–**	**–**	**–**
TOTAL ASSETS BY SEGMENTS	16,306.59	14,854.76	7,367.34	5,851.91	2,640.12	1,985.86

Figures in million euros

(Continued on following page)

(Continued from previous page)

	Other activities		Consolidation adjustments		Total	
	2005	2004	2005	2004	2005	2004
A) INTANGIBLE ASSETS	**61.7**	**47.29**	**279.9**	**275.08**	**650.87**	**543.99**
I. Goodwill	52.02	37.97	279.9	275.08	595.97	502.84
II. Other intangible assets	9.68	9.32	–	–	54.9	41.15
B) PROPERTY, PLANT AND EQUIPMENT	**106.24**	**90.49**	**10.72**	**13.73**	**502.58**	**417.35**
I. Property for own use	71	52.43	10.72	10.73	377.72	304.31
II. Other property, plant and equipment	35.24	38.06	–	3	124.86	113.04
C) INVESTEMENTS	**3,505.37**	**3,312.74**	**(2,984.10)**	**(2,586.35)**	**20,165.94**	**18,134.11**
I. Investment property	29.75	31.1	(35.02)	(35.03)	345.13	314.33
II. Financial investments						
1. Portfolio held to maturity	27.85	25.37	0.96	–	693.37	704.37
2. Portfolio available for sale	53.36	149.29	(266.63)	(168.51)	17,509.31	15,673.12
3. Trading portfolio	899.62	880.34	–	–	1,383.16	1,208.76
III. Investments recorded applying the equity method	5.39	3.59	22.09	7.6	104.35	78.28
IV. Deposits established for accepted reinsurance	–	–	(155.23)	(115.16)	97.89	113.11
V. Other investments	2,489.40	2,223.05	(2,550.27)	(2,275.25)	32.73	42.14
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS BEARING THE INVESTMENT RISK	**-**	**-**	**-**	**-**	**299.7**	**361.14**
E) INVENTORIES	**309.22**	**62.36**	**-**	**-**	**309.22**	**62.36**
F) PARTICIPATION BY REINSURANCE IN TECHNICAL PROVISIONS	**-**	**-**	**(462.85)**	**(348.32)**	**1,642.25**	**1,165.11**
G) DEFERRED TAX ASSSETS	**32.67**	**53.45**	**-**	**-**	**736.29**	**580.47**
H) CREDITS & RECEIVABLES	**171.12**	**143.56**	**(117.26)**	**(119.36)**	**1,683.21**	**1,302.66**
I. Credits on direct insurance and coinsurance operations	–	–	–	(0.85)	1,173.71	946.82
II. Credits on reinsurance operations	–	–	(46.38)	(47.92)	281.32	185.78
III. Tax credits	49.19	27.92	–	(10.43)	82.05	53.14
IV. Corporate and other credits	121.93	115.64	(70.88)	(60.16)	146.13	116.92
V. Shareholders, called capital	–	–	–	–	–	-
I) CASH AND BANKS	**203.1**	**165.58**	**-**	**-**	**964.71**	**900.81**
J) ACCRUAL ADJUSTMENTS	**0.71**	**1.21**	**-**	**-**	**425.97**	**323.69**
K) OTHER ASSETS	**76.38**	**58.78**	**(85.99)**	**(44.19)**	**40.24**	**26.89**
L) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL ASSETS BY SEGMENTS	**4,466.51**	**3,935.46**	**(3,359.58)**	**(2,809.41)**	**27,420.98**	**23,818.58**

Figures in million euros

E) FINANCIAL INFORMATION BY SEGMENTS.
CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005 AND 2004

Liabilities and Equity	Direct Insurance					
	Life		No Life		Reinsurance	
	2005	2004	2005	2004	2005	2004
A) EQUITY	**520.89**	**512.5**	**1,501.20**	**1,184.37**	**633.4**	**551.43**
I. Paid-up capital	62.66	73.28	664.95	610.55	223.92	223.94
II. Reserves	295.6	313.66	655.28	572.99	284.73	233.53
III. Treasury stock	-	-	-	-	-	-
IV. Valuation adjustment reserves	128.23	87.43	130.89	120.28	36.37	52.49
V. Translation differences	-	-	36.41	(43.69)	33.35	(8.42)
VI. Retained earnings	(9.31)	(5.55)	(91.46)	(167.96)	51.07	44.22
Equity attributable to the controlling Company's shareholders	477.18	468.82	1,396.07	1,092.17	629.44	545.76
Minority interests	43.71	43.68	105.13	92.2	3.96	5.67
B) SUBORDINATED LIABILITIES	**-**	**-**	**-**	**-**	**-**	**-**
C) TECHNICAL PROVISIONS	**14.476,48**	**13.227,09**	**4.467,04**	**3.445,33**	**1.645,76**	**1.133,01**
I. Provisions for unearned premiums and for risks in progress	13.66	11.88	1,791.65	1,410.87	698.73	559
II. Provisions for life insurance	14,259.96	13,027.36	96.75	63.29	120.99	92.58
III. Provisions for outstanding claims	186.17	157.52	2,304.10	1,759.31	826.04	481.43
IV. Other technical provisions	16.69	30.33	274.54	211.86	-	-
D) TECHNICAL PROVISIONS FOR LIFE ASSURANCE POLICIES WHEN THE INVESTMENT RISK IS ASSUMED BY THE POLICYHOLDERS	**299.7**	**361.14**	**-**	**-**	**-**	**-**
E) PROVISIONS FOR RISKS AND EXPENSES	**15.95**	**16.89**	**87.53**	**81.72**	**7.05**	**6.48**
F) DEPOSITS RECEIVED ON CEDED AND RETROCEDED REINSURANCE	**12.1**	**11.84**	**153**	**137.29**	**134.83**	**113.66**
G) DEFERRED TAX LIABILITIES	**696.92**	**515.1**	**112.91**	**85.65**	**20.15**	**31.15**
H) DEBT	**282.53**	**208.02**	**924.04**	**819.74**	**135.34**	**105.5**
I. Issuance of debentures and other negotiable securities	-	-	-	-	-	-
II. Due to credit institutions	-	-	13.95	5.2	0.3	2.82
III. Other financial liabilities	124.77	75.05	0.9	0.81	1.11	0.15
IV. *Due on direct insurance and coinsurance* operations	62.5	57.23	368.37	377.02	0.35	0.18
V. Due on reinsurance operations	10.79	3.51	230.13	197.64	97.58	77.6
VI. Tax payable	20.12	13.77	196.28	145.99	2.15	2.09
VII. Other debts	64.35	58.46	114.41	93.08	33.85	22.66
I) ACCRUAL ADJUSTMENTS	**2.02**	**2.18**	**121.62**	**97.81**	**63.59**	**44.63**
J) LIABILITIES LINKED TO NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL LIABILITIES AND EQUITY BY SEGMENTS	16,306.59	14,854.76	7,367.34	5,851.91	2,640.12	1,985.86

Figures in million euros

(Continued on following page)

(Continued from previous page)

	Other activities		Concidation adjustements		Total	
	2005	2004	2005	2004	2005	2004
A) EQUITY	**2,729.08**	**2,418.97**	**(2,223.29)**	**(1,955.13)**	**3,161.28**	**2,712.14**
I. Paid-up capital	724.07	624.23	(1,556.15)	(1,412.55)	119.45	119.45
II. Reserves	1,588.37	1,585.14	(1,354.60)	(1,342.90)	1,469.38	1,362.42
III. Treasury stock	-	-	-	-	-	-
IV. Valuation adjustment reserves	4.79	(0.75)	(117.56)	(105.45)	182.72	154
V. Translation differences	3.25	(1.75)	(14.16)	7.58	58.85	(46.28)
VI. Retained earnings	101.38	145.27	301.52	245.75	353.2	261.73
Equity attributable to the controlling Company's shareholders	2,421.86	2,352.14	(2,740.95)	(2,607.57)	2,183.60	1,851.32
Minority interests	307.22	66.83	517.66	652.44	977.68	860.82
B) SUBORDINATED LIABILITIES	**-**	**-**	**-**	**-**	**-**	**-**
C) TECHNICAL PROVISIONS	**-**	**-**	**(461.76)**	**(342.73)**	**20,127.52**	**17,462.70**
I. Provisions for unearned premiums and for risks in progress	-	-	(219.4)	(177.81)	2,284.64	1,803.94
II. Provisions for life insurance	-	-	1.09	(6.42)	14,478.79	13,176.81
III. Provisions for outstanding claims	-	-	(243.45)	(158.5)	3,072.86	2,239.76
IV. Other technical provisions	-	-	-	-	291,23	242,19
D) TECHNICAL PROVISIONS FOR LIFE ASSURANCE POLICIES WHEN THE INVESTMENT RISK IS ASSUMED BY THE POLICYHOLDERS	**-**	**-**	**-**	**-**	**299.7**	**361.14**
E) PROVISIONS FOR RISKS AND EXPENSES	**8.9**	**14.01**	**(11.71)**	**(9.79)**	**107.72**	**109.31**
F) DEPOSITS RECEIVED ON CEDED AND RETROCEDED REINSURANCE	**-**	**-**	**(155.23)**	**(115.16)**	**144.7**	**147.63**
G) DEFERRED TAX LIABILITIES	**9.3**	**10.2**	**0.57**	**0.17**	**839.85**	**642.27**
H) DEBT	**1,716.21**	**1,487.08**	**(508.16)**	**(384.69)**	**2,549.96**	**2,235.65**
I. Issuance of debentures and other negotiable securities	313.58	315.95	-	-	313.58	315.95
II. Due to credit institutions	187.31	76.24	-	-	201.56	84.26
III. Other financial liabilities	812.37	885.1	(310.39)	(214.07)	628.76	747.04
IV. Due on direct insurance and coinsurance operations	-	-	-	(6.09)	431.22	428.34
V. Due on reinsurance operations	-	-	(46.38)	(47.92)	292.12	230.83
VI. Tax payable	53.58	48.58	(17.78)	(53.46)	254.35	156.97
VII. Other debts	349.37	161.21	(133.61)	(63.15)	428.37	272.26
I) ACCRUAL ADJUSTMENTS	**3.02**	**5.2**	**-**	**(2.08)**	**190.25**	**147.74**
J) LIABILITIES LINKED TO NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL LIABILITIES AND EQUITY BY SEGMENTS	**4,466.51**	**3,935.46**	**(3,359.58)**	**(2,809.41)**	**27,420.98**	**23,818.58**

Figures in million euros

E) FINANCIAL INFORMATION BY SEGMENTS - CONSOLIDATED INCOME STATEMENT FOR YEARS ENDED AS AT 31 DECEMBER 2005 AND 2004

Concept	Direct Insurance				Reinsurance	
	Life		NoLife			
	2005	2004	2005	2004	2005	2004
I. REVENUES						
1. Insurance premiums, net						
a) Written premiums, direct insurance	1,923.04	1,907.76	4,252.22	3,642.67	(0.05)	(0.01)
b) Premiums from accepted reinsurance	-	4.91	96.41	71.87	1,498.85	1,258.86
c) Premiums from ceded reinsurance	(51.86)	(59.66)	(1,129.57)	(1,053.15)	(432.77)	(365.87)
d) Variation in provisions for premiums and risks in progress, net	(9.98)	(0.23)	(194.02)	(140.56)	(83.04)	(133.33)
2. Profit sharing in companies recorded by the equity method	2.09	0.48	2.23	1.56	0.22	0.22
3. Income from investments						
a) From operations	906.75	908.43	265.86	170.62	67.66	40.84
b) From equity	16.19	26.07	30.27	36.12	16.52	7.88
4. Unrealised gains in investments on account of life policyholders bearing the investment risk	26.26	18.45	-	-	-	-
5. Other technical revenues	0.05	0.52	20.27	10.99	0.21	0.16
6. Other non technical revenues	8.02	13.71	80.57	61.55	2.86	1.82
7. Positive translation differences	-	0.87	2.51	8.68	55.87	50.13
8. Reversion of the asset impairment provision	-	0.53	0.24	0.6	-	-
9. Positive results from disposal of non-current assets held for sale	-	-	-	-	-	-
TOTAL REVENUES	**2,820.56**	**2,821.84**	**3,426.99**	**2,810.95**	**1,126.33**	**860.7**
II. EXPENSES						
1. Claims, net						
a) Claims paid						
Direct insurance	(1,577.28)	(1,733.00)	(2,028.41)	(1,795.12)	(0.02)	(1.16)
Accepted reinsurance	(0.42)	(0.77)	(19.82)	(18.74)	(680.99)	(527.33)
Ceded reinsurance	44.05	35.89	402.38	416.75	178.21	136.49
b) Variation in provision for claims, net	(30.21)	(5.81)	(255.83)	(210.01)	(149.55)	(61.87)
c) Claim related expenses	(4.93)	(4.82)	(139.39)	(109.89)	(30.61)	(22.79)
2. Variation in other technical provisions, net	(781.45)	(603.72)	(61.28)	(28.83)	(1.13)	(5.01)
3. Profit sharing and returned premiums	(22.13)	(30.35)	(2.6)	(2.92)	-	-
4. Net operating expenses	(127.42)	(107.83)	(796.16)	(629.25)	(284.28)	(226.72)
5. Sharing in losses of companies recorded by the equity method	-	-	(0.77)	(0.56)	-	(0.04)
6. Expenses from investments						
a) From operations	(165.64)	(205.82)	(47.96)	(33.66)	(10.63)	(7.22)
b) From equity and financial accounts	(4.05)	(5.5)	(10.6)	(2.63)	(3.98)	(4.5)
7. Unrealised losses in investments on account of life policyholders bearing the investment risk	(0.62)	(0.15)	-	-	-	-
8. Other technical expenses	(9.87)	(14.13)	(55.32)	(48.85)	(2.9)	(6.27)
9. Other non technical expenses	(7.38)	(10.78)	(60.24)	(49.43)	(13.83)	(4.21)
10. Negative translation differences	-	(1.22)	(3.36)	(9.7)	(59.44)	(53.93)
11. Allowance to the asset impairment provision	-	-	(23.03)	(10.42)	(0.04)	(0.04)
12. Negative results from disposal of non-current assets held for sale	-	-	-	-	-	-
TOTAL EXPENSES	**(2,687.35)**	**(2,688.01)**	**(3,102.39)**	**(2,533.26)**	**(1,059.19)**	**(784.6)**
III. PROFIT BEFORE TAX FROM ONGOING OPERATIONS	**133.21**	**133.83**	**324.6**	**277.69**	**67.14**	**76.1**
IV. TAX ON PROFIT FROM ONGOING OPERATIONS	**(44.14)**	**(44.83)**	**(65.58)**	**(81.27)**	**(23.1)**	**(26.45)**
V. PROFIT AFTER TAX FROM ONGOING OPERATIONS	**89.07**	**89**	**259.02**	**196.42**	**44.04**	**49.65**
VI. PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	**-**	**-**	**-**	**-**	**-**	**-**
VII. PROFIT FOR THE YEAR	**89.07**	**89**	**259.02**	**196.42**	**44.04**	**49.65**
1. Attributable to minority shareholders	(43.7)	(43.69)	(88.2)	(75.28)	(3.85)	(5.51)
2. Attributable to the controlling Company	45.37	45.31	170.82	121.14	40.19	44.14

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(Continued from previous page)

	Other activities		Conclidation adjustments		Total	
	2005	2004	2005	2004	2005	2004
I. REVENUES						
1. Insurance premiums, net						
a) Written premiums, direct insurance	-	-	-	-	6,175.21	5,550.42
b) Premiums from accepted reinsurance	-	-	(510.18)	(471.55)	1,085.08	864.09
c) Premiums from ceded reinsurance	-	-	510.18	471.55	(1,104.02)	(1,007.13)
d) Variation in provisions for premiums and risks in progress, net	-	-	-	-	(287.04)	(274.12)
2. Profit sharing in companies recorded by the equity method	9.01	6.46	(1.87)	(0.42)	11.68	8.3
3. Income from investments						
a) From operations	148.73	58.75	(124.54)	(16.34)	1,264.46	1,162.30
b) From equity	357.18	210.59	(356.51)	(224.15)	63.65	56.51
4. Unrealised gains in investments on account of life policyholders bearing the investment risk	-	-	-	-	26.26	18.45
5. Other technical revenues	-	-	(12.38)	-	8.15	11.67
6. Other non technical revenues	306.21	239.65	(45.06)	(16.86)	352.6	299.87
7. Positive translation differences	2.88	3.94	-	-	61.26	63.62
8. Reversion of the asset impairment provision	-	-	-	-	0.24	1.13
9. Positive results from disposal of non-current assets held for sale	-	-	-	-	-	-
TOTAL REVENUES	**824.01**	**519.39**	**(540.36)**	**(257.77)**	**7,657.53**	**6,755.11**
II. EXPENSES						
1. Claims, net						
a) Claims paid						
Direct insurance	-	-	-	-	(3,605.71)	(3,529.28)
Accepted reinsurance	-	-	193.48	168.54	(507.75)	(378.3)
Ceded reinsurance	-	-	(193.48)	(168.54)	431.16	420.59
b) Variation in provision for claims, net	-	-	-	-	(435.59)	(277.69)
c) Claim related expenses	-	-	-	-	(174.93)	(137.5)
2. Variation in other technical provisions, net	-	-	(1.08)	1.16	(844.94)	(636.4)
3. Profit sharing and returned premiums	-	-	-	-	(24.73)	(33.27)
4. Net operating expenses	(128.71)	(76.07)	20.8	3.69	(1,315.77)	(1,036.18)
5. Sharing in losses of companies recorded by the equity method	(0.76)	(0.13)	0.07	(0.17)	(1.46)	(0.9)
6. Expenses from investments						
a) From operations	(54.93)	(56.07)	12.49	6.33	(266.67)	(296.44)
b) From equity and financial accounts	(3.66)	(2.5)	-	-	(22.29)	(15.13)
7. Unrealised losses in investments on account of life policyholders bearing the investment risk	-	-	-	-	(0.62)	(0.15)
8. Other technical expenses	-	-	-	-	(68.09)	(69.25)
9. Other non technical expenses	(143.78)	(148.8)	39.26	8.03	(185.97)	(205.19)
10. Negative translation differences	(0.37)	(5.18)	-	-	(63.17)	(70.03)
11. Allowance to the asset impairment provision	-	-	-	-	(23.07)	(10.46)
12. Negative results from disposal of non-current assets held for sale	-	-	-	-	-	-
TOTAL EXPENSES	**(332.21)**	**(288.75)**	**71.54**	**19.04**	**(7,109.60)**	**(6,275.58)**
III. PROFIT BEFORE TAX FROM ONGOING OPERATIONS	**491.8**	**230.64**	**(468.82)**	**(238.73)**	**547.93**	**479.53**
IV. TAX ON PROFIT FROM ONGOING OPERATIONS	**(38.77)**	**(1.01)**	**17.47**	**5.47**	**(154.12)**	**(148.09)**
V. PROFIT AFTER TAX FROM ONGOING OPERATIONS	**453.03**	**229.63**	**(451.35)**	**(233.26)**	**393.81**	**331.44**
VI. PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	**-**	**-**	**-**	**-**	**-**	**-**
VII. PROFIT FOR THE YEAR	**453.03**	**229.63**	**(451.35)**	**(233.26)**	**393.81**	**331.44**
1. Attributable to minority shareholders	(128.3)	(64.92)	120.07	67.34	(143.98)	(122.06)
2. Attributable to the controlling Company	324.73	164.71	(331.28)	(165.92)	249.83	209.38

E) FINANCIAL INFORMATION BY SEGMENTS - GEOGRAPHICAL BREAKDOWN

1. CONSOLIDATED ASSETS AS AT 31 DECEMBER 2005 AND 2004

Geographical segment	2005	2004
I SPAIN	22,700.77	20,729.12
II OTHER EUROPEAN UNION COUNTRIES	1,002.79	681.37
III AMERICA	3,471.67	2,257.08
IV REST OF THE WORLD	245.75	151.01
TOTAL ASSETS	**27,420.98**	**23,818.58**

Figures in million euros

2. CONSOLIDATED ORDINARY REVENUES IN YEARS CLOSED AS AT 31 DECEMBER 2005 AND 2004 (*)

Geographical segment	2005	2004
I SPAIN	4,816.44	4,510.90
II OTHER EUROPEAN UNION COUNTRIES	483.43	309.55
III AMERICA	2,110.69	1,703.23
IV REST OF THE WORLD	145.99	127.54
TOTAL REVENUES	**7,556.55**	**6,651.22**

Figures in million euros

3. PURCHASES OF FIXED ASSETS AND INVESTMENTS IN YEARS CLOSED AS AT 31 DECEMBER 2005 AND 2004 (**)

Geographical segment	2005	2004
I SPAIN	4,033.37	2,535.83
II OTHER EUROPEAN UNION COUNTRIES	114.66	149.68
III AMERICA	353.43	77.94
IV REST OF THE WORLD	18.11	7.88
TOTAL PURCHASES	**4,519.57**	**2,771.33**

Figures in million euros

(*)Ordinary revenues means direct insurance and accepted reinsurance premiums, as well as operating revenues from non insurance activities.

(**)Including total cost incurred in each financial year in the acquisition of assets that are expected to be used during more than one year.

1 GENERAL OVERVIEW ON THE COMPANY AND ITS ACTIVITY

CORPORACIÓN MAPFRE, S.A. (hereinafter the "controlling Company" or "CORPORACIÓN MAPFRE") is a public limited company engaged in securities investments, parent of a number of controlled companies engaged in insurance in its various branches, both Life and Non Life, finance, securities and real estate investment and services.

CORPORACIÓN MAPFRE is, in turn, subsidiary of MAPFRE MUTUALIDAD de Seguros and Reaseguros a Prima Fija (hereinafter "MAPFRE MUTUALIDAD") and forms part of SISTEMA MAPFRE, consisting of MAPFRE MUTUALIDAD and several companies engaged in insurance, financial, securities, real estate and services activities.

The scope of activity of the Controlling Company and its subsidiaries includes Spain, European Economic Area countries, and other countries.

The controlling Company was incorporated in Spain and its corporate domicile is located in Madrid, Paseo de Recoletos, 25.

In Spain, SISTEMA MAPFRE is structured as follows:

A) CENTRAL SERVICES

These concentrate the technical and administrative functions of insurance management, the creation of new products, the preparation and development of marketing campaigns, as well as the provision of new commercial distribution networks for territorial offices.

B) MAPFRE NETWORK

The extensive and growing territorial network of SISTEMA MAPFRE (MAPFRE NETWORK) is divided into forty geographical divisions known as sub-centrals, from which the marketing, operational and administrative activities are coordinated and promoted.

The MAPFRE NETWORK consists of the following:

- Direct Offices: these are serviced by staff from MAPFRE MUTUALIDAD and its subsidiaries, and essentially carry out marketing tasks, issuance of policies, attention to the public, and support to the agents' network.
- Delegate Offices: they are SISTEMA MAPFRE offices serviced by a fully captive agent; their work focuses virtually on the sale of MAPFRE MUTALIDAD's and its controlled companies' products.
- Agents: SISTEMA MAPFRE has a high number of commission agents, who act as brokers in the writing of transactions by virtue of cooperation agreements. Irrespectively of this, SISTEMA MAPFRE holds relationships with a large number of Insurance Brokers who contribute transactions, and also distributes through the branch offices of CAJA MADRID, a major Spanish credit institution, with which it has a corporate alliance in place.

The controlled companies have adapted their internal structure and distribution systems to the peculiarities of the markets where they are active.

The consolidated annual accounts have been issued by the Board of Directors on 7 February 2006. They are expected to be approved by the General Shareholders Meeting. The Spanish regulations envisage the possibility of modifying the annual accounts in the event they were not approved by the said governance body, albeit such a situation has never arisen in the life of the controlling Company.

2 BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1.BASES OF PRESENTATION

The Group's consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) in force on the closing date as adopted by the European Union, with all companies having carried out the required standardisation adjustments.

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets and for derivative financial instruments, which have been recorded at fair value.

The Group has decided to allocate interest costs to the income statement of the financial year when they are incurred.

In the preparation of its consolidated financial statements, the Group has adopted the IFRS for the first time in financial year 2005, with the date of transition being 1 January 2004. Its latest consolidated financial statements under the former accounting principles were those corresponding to the financial year closed as of 31 December 2004.

The accounting policies applied on the date of transition comply with each one of the IFRS in force on the date of presentation of these financial statements, except for the following exceptions, expressly provided for under IFRS 1, which have been adopted by the Group:

- The initial cost has been considered to be the restated value of those property, plant and equipment and investment property elements that had been restated pursuant to the legal provisions applicable in the respective countries.
- IFRS 3 has not been retroactively applied to the business combinations carried out before the date of transition.
- All actuarial gains and losses in remuneration to employees accumulated on the date of transition to the IFRS have been recognised.
- Accumulated translation differences of all businesses abroad on the date of transition have been considered as null.
- Financial instruments held in the portfolio on the date of transition have been classified as "Trading Portfolio" and "Portfolio available for sale" on the said date and not at the time of initial recognition.

The reconciliation between equity presented under the accounting principles and criteria laid down in the Insurance Entities Accountancy Plan (PCEA) and equity presented under IFRS as at 1 January 2004 and 31 December 2004 is as follows:

Reconciliation as at 1 January 2004

Concept	Note	Gross amount	Taxes	Net amount	Breakdown of net amount: Valuation adjustment reserves	Translation differences	Translation differences	Minority share-holders	Total net assets
Pursuant to PCEA					**–**	**(326.46)**	**1,414.93**	**675.73**	**1,764.20**
Amortisation of start-up expenses	a	(11.03)	2.32	(8.71)	(7.20)	–	–	(1.51)	(8.71)
Difference of valuation in investments	c	907.48	(317.16)	590.32	303.97	–	–	286.35	590.32
Embedded derivatives	d	(7.12)	2.49	(4.63)	(4.63)	–	–	–	(4.63)
Elimination of the stabilisation and catastrophe provision	e	72.05	(23.55)	48.50	34.52	–	–	13.98	48.50
Valuation difference in mathematical reserves:						–	–		
- Due to adaptation to new tables	f	(21.57)	7.55	(14.02)	(7.14)	–	–	(6.88)	(14.02)
- Due to tacit accountancy	g	(750.21)	262.58	(487.63)	(248.22)	–	–	(239.41)	(487.63)
Valuation difference in the death provision	h	(11.79)	4.13	(7.66)	(3.91)	–	–	(3.75)	(7.66)
Prepaid taxes	i	–	29.23	29.23	20.38	–	–	8.85	29.23
Deferred income	j	11.48	(4.02)	7.46	5.93	–	–	1.53	7.46
Conversion differences	k	–	–	–	–	326.46	(326.46)	–	-
Other		11.16	(8.25)	2.91	2.90	–	–	0.01	2.91
Pursuant to IFRS					**96.60**	**–**	**1,088.47**	**734.90**	**1,919.97**

Figures in million euros

Reconciliation as at 31 December 2004

Concept	Note	Gross amount	Taxes	Net amount	Breakdown of net amount: Valuation adjustment reserves	Translation differences	Results attributable to controlling Company	Other equity accounts	Minority share-holders	Total net assets
Pursuant to PCEA					**–**	**(372.29)**	**182.94**	**1,860.68**	**731.41**	**2,402.74**
Amortisation of start-up expenses	a	(17.80)	4.25	(13.55)	(14.02)	(0.03)	3.02	–	(2.52)	(13.55)
Elimination of goodwill amortisation/impairment	b	32.62	(2.17)	30.45	–	–	17.78	–	12.67	30.45
Difference of valuation in investments	c	1,678.50	(579.15)	1,099.35	546.55	–	27.08	–	525.72	1,099.35
Embedded derivatives	d	(12.60)	4.41	(8.19)	(4.63)	–	(3.39)	–	(0.17)	(8.19)
Elimination of the stabilisation and catastrophe provision	e	103.76	(35.90)	67.86	34.52	–	14.17	–	19.17	67.86
Valuation difference in mathematical reserves:										
- Due to adaptation to new tables	f	(23.33)	6.49	(16.84)	(7.14)	–	(3.21)	–	(6.49)	(16.84)
- Due to tacit accountancy	g	(1,339.21)	468.73	(870.48)	(417.71)	–	(25.60)	–	(427.17)	(870.48)
Valuation difference in the death provision	h	(5.00)	1.75	(3.25)	(3.91)	–	2.25	–	(1.59)	(3.25)
Prepaid taxes	i	–	26.53	26.53	20.38	0.19	(0.83)	–	6.79	26.53
Deferred income	j	15.76	(5.52)	10.24	5.93	–	1.92	–	2.39	10.24
Conversion differences	k	–	–	–	–	326.46	-	(326.46)	-	-
Other		(6.30)	(6.42)	(12.72)	(5.97)	(0.61)	(6.75)	–	0.61	(12.72)
Pursuant to IFRS					**154.00**	**(46.28)**	**209.38**	**1,534.22**	**860.82**	**2,712.14**

Figures in million euros

The reconciliation of results presented under PCEA and those presented under IFRS as at 31 December 2004 is as follows:

Concept	Note	Gross amount	Taxes	Minority shareholders	Result attributable to controlling Company
Under PCEA		**403.38**	**(118.42)**	**(102.02)**	**182.94**
Amortisation of start-up expenses	a	5.45	(1.09)	(1.34)	3.02
Elimination of goodwill amortisation/impairment	b	32.62	(2.61)	(12.23)	17.78
Difference in valuation of investments	c	80.53	(27.82)	(25.63)	27.08
Embedded derivatives	d	(5.48)	1.92	0.17	(3.39)
Elimination of the stabilisation and catastrophe provision	e	31.71	(12.35)	(5.19)	14.17
Valuation difference in mathematical reserves:					
- Due to adaptation to new tables	f	(1.78)	(1.05)	(0.38)	(3.21)
- Due to tacit accountancy	g	(77.44)	27.11	24.73	(25.60)
Valuation difference in the death provision	h	6.79	(2.38)	(2.16)	2.25
Prepaid taxes	i	–	(0.62)	(0.21)	(0.83)
Deferred income	j	4.28	(1.50)	(0.86)	1.92
Others		(0.53)	(9.28)	3.06	(6.75)
Under IFRS		**479.53**	**(148.09)**	**(122.06)**	**209.38**

Figures in million euros

a) Under IFRS, incorporation and start-up expenses must be recorded as expense in the year, and capital increase expenses must be deducted from equity, therefore, the restated book value of the said expenses, which amounted to €11.03 million as at 1 January 2004 under the former PCEA criteria, has been cancelled, net of the tax effect, against equity. The amounts corresponding both to the capitalisation of incorporation and start-up expenses carried out during 2004, and the allocation to results for the amortisation carried out under PCEA rules, amounting to €5.45 million, have been cancelled, net of the tax effect, against results for the said financial year.

b) Under IFRS, goodwill is not amortised on a regular basis, opposite to the provisions of the Spanish accounting regulations. The amount corresponding to amortisation increases the net result for 2004 by €17.78 million.

Likewise, the IFRS require carrying out a test, on an annual basis, in order to verify whether losses have occurred due to impairment of the goodwill. From the said test, a loss arises of €10.09 million, which was already recognised as at 31 December 2004 under PCEA´criteria.

c) Under the Spanish accounting regulations, financial assets available for sale are stated at cost, while under IFRS the mentioned assets must be recorded at fair value. The difference between both valuations amounts to €907.48 million and €1.678.50 million as at 1 January 2004 and 31 December 2004, and it is stated net of the tax effect under "Valuation Adjustment Reserves", having deducted the amount corresponding to minority interests.

d) Under IFRS, embedded derivatives are accounted for at fair value, while under the local regulations in force in Spain they are valued at cost. The difference between both valuations, net of the tax effect, is included under "Valuation Adjustment Reserves", amounting to €7.12 million and €12.60 million as at 1 January 2004 and 31 December 2004, respectively. The difference between both amounts, net of the tax effect, has lowered the results for 2004.

e) IFRS do not allow recognising as a liability, in an insurer's financial statements, a provision for any future claims if these claims arise from insurance contracts not existing on the date of presentation of the financial statements. The stabilisation and catastrophe provisions recorded pursuant to the Spanish accounting regulations amount to €72.05 million as at 1 January 2004 and have been eliminated, increasing equity. The amounts allocated and applied during 2004 have been eliminated net of the tax effect, with the net result for the said financial year increasing by €14.17 million.

f) Pursuant to the local regulations in force in Spain and other countries where the Group operates, there is a transitional period to adapt to the new survival and mortality tables in the event that those used in the calculation of mathematical reserves are older than 20 years. IFRS do not contemplate transitional adaptation periods, buy lay down the obligation of assessing, on each one of the dates of presentation of financial information, whether liabilities arising from insurance contracts recognised in the financial statements are sufficient to honour future obligations. The increase in the mathematical reserve recorded as a consequence of the assessment of adequacy of technical provisions, net of the tax effect, amounts to €14.02 million as at 1 January 2004. The amount taken to results in 2004 as a consequence of the application of the transitional regime pursuant to the local regulations, as well as the effect of the cancellation of policies, amount to €3.21 million, net of the tax effect, and therefore the results for the said year have been adjusted by the mentioned amount under IFRS.

g) As a result of the valuation at fair value of assets earmarked to technical provisions and of the application of tacit accountancy, the valuation of mathematical reserves has been adjusted as at 1 January 2004 and 31 December 2004 by €750.21 million and €1,339.21 million, respectively.

h) In accordance with Spanish regulations, the death provision must be calculated on an actuarial basis with methods similar to those for life insurance; however, and transitionally for portfolios existing prior to the enforcement of the Regulations on Disposition and Supervision of Private Insurance (ROSSP), the said provision is calculated by multiplying the premiums accrued in the financial year by 7.5%. The said provision is cumulative and is allocated until reaching the limit of 150% of premiums accrued in the last financial year closed. IFRS do not contemplate adaptation periods, buy lay down insurers' obligation of assessing, on each one of the dates of presentation of financial information, whether liabilities arising from insurance contracts recognised in the financial statements are sufficient to honour future obligations. The increase in the death provision recorded as a consequence of the assessment of adequacy of the said provision, net of the tax effect, amounts to €7.66 million as at 1 January 2004. The amount expensed in 2004 as a consequence of the application of the transitional regime pursuant to the application of the mentioned percentage and the cancellation of policies, amounts to €2.25 million, net of the tax effect, having been eliminated from results for the said financial year to IFRS effects.

i) Pursuant to Spanish accounting regulations, prepaid taxes may be recorded only when their recovery is clearly ensured, this being considered not to be likely when it may take place after the lapse of 10 years or in the case of entities usually registering losses. IFRS provide for prepaid taxes to be recognised to the extent the entity is likely to count on future tax gains against which to offset temporary differences, without any time limit.

Prepaid taxes accounted under IFRS and not accounted under PCEA amounted as at 1st January 2004 to €29.23 million. This amount has been added to Group equity. The amount of net accounted and cancelled prepaid taxes in 2004 was €0.62 million, and together with corresponding minority shareholders amount has reduced €0.83 million the results of said year.

j) Deferred income

j.1) EXCHANGE DIFFERENCES

Under IFRS, the unrealised exchange differences in all monetary items must be recognised as revenues or expenses of the year when they arise. However, under the Spanish accounting regulations, unrealised positive exchange differences must be recognised as deferred income until the cancellation of the item having generated them, except the cash related ones, which have the same treatment as under IFRS. The unrealised amount of positive exchange differences in non cash items, which amounted to €8.47 million as at 1 January 2004 under Spanish accounting principles and criteria, has been considered, net of the tax effect, as a greater amount of equity under IFRS. The amounts corresponding both to capitalisation of new unrealised differences and the allocation to results of amounts recognised as deferred income, carried out during 2004, and which amount to €2.15 million, have been cancelled, net of the tax effect, with the subsequent increase in the results for the said financial year.

j.2) NEGATIVE CONSOLIDATION DIFFERENCES

Pursuant to Spanish accounting regulations, the negative difference arising from comparing the book value of the investment with the pro rata portion of the equity of the controlled or associated undertaking on the date of acquisition of the investment, provided that the said difference is not subject to allocation, totally or partially, to equity elements, is recorded under the liabilities, whether it relates to a provision for risks and expenses or has the nature of deferred income.

Under IFRS, negative goodwill cannot be recognised; therefore, as at 1 January 2004, recorded under PCEA, have been cancelled against equity.

k) The accumulated translation differences of all businesses abroad on the date of transition have been considered as null, therefore the balance of this account as at 1 January 2004 under PCEA has been classified under IFRS to reserves accounts.

The consolidated annual accounts for 2004 prepared pursuant to the PCEA presented a consolidated cash flow statement. On the other hand, the present financial statements prepared under IFRS also present a cash flow statement. Both sets of statements have been prepared under different criteria, therefore they are not comparable, and it is not possible to effect reconciliation between them.

2.2. INFORMATION BY SEGMENTS

Section E) of the consolidated annual accounts includes financial information by segments, in relation to both business activities and geographical segments.

The controlling Company has identified the following main segments as regards business activities:

- Non Life direct insurance
- Life direct insurance
- Life and Non Life accepted reinsurance
- Other activities

Revenues and expenses of the first three segments are those corresponding to the Non Life and Life activity, and to reinsurance activity, and those included under "Other activities" are those corresponding to property services, securities and real estate asset management, travel agency, services of attention to the elderly, assistance, etc.

The established geographical segments are: Spain, other European Union countries, America, and rest of the world.

2.3. ERRORS

No errors have been detected in the financial statements of previous years.

2.4. COMPARISON OF INFORMATION

There are no reasons preventing the comparison of the balances and amounts of this financial year as they appear in the financial statements with those of the preceding year, since the latter have been recalculated on the basis of the same criteria, rules and assumptions.

The controlling Company has decided to adopt IAS 39 and IFRS 4 from the date of transition (1 January 2004). On the other hand, certain rules that had been approved by the European Commission have not been adopted in advance when they were not in force on the closing date of financial year 2005, *in particular the changes made in IAS 32 and IAS 39 approved by Regulations* 1864/2005 of the Commission, as well as those introduced by Regulations 108/2006 of the Commission, validating IFRS 7, which, in both cases, basically affect the information and breakdowns of financial instruments.

2.5. CHANGES IN THE CONSOLIDATION PERIMETER

Appendix 1 identifies the companies that were incorporated into the consolidation perimeter in 2004 and 2005, together with details on their equity and results. In addition, appendix 1 provides a detail of other changes occurred in the consolidation perimeter.

The overall effect of these changes on the consolidatable group's equity, financial situation and results in 2004 and 2005 with respect to the preceding year is described in the relevant notes to this annual report.

2.6. ACCOUNTING JUDGEMENTS AND ESTIMATE

In the preparation of the consolidated financial statements under IFRS, the controlling Company's Board of Directors has made judgements and estimates based on assumptions on the future and on uncertainties that basically refer to:

- Losses from impairment of certain assets.
- The actuarial calculation of liabilities and post-employment remuneration related commitments.
- The useful life of intangible assets and of tangible fixed asset elements.
- The fair value of certain unlisted assets.

Estimates and assumptions used are regularly reviewed and are based on the historical experience and other factors that may have been considered as more reasonable from time to time. If a change in the estimates took place in a give period, as a consequence of these reviews, its effect would apply to that period and, if applicable, to successive periods.

3.1. SUBSIDIARIES, ASSOCIATED UNDERTAKINGS AND JOINT VENTURES

Subsidiaries, associated undertakings and joint ventures included in the consolidation are identified and their details given in the table of shareholdings forming an integral part of these notes to the financial statements as Appendix 1. The said appendix provides a breakdown of the joint ventures included by the proportionate consolidation method.

The configuration of companies as **controlled companies** is determined by the controlling Company holding a majority of the voting rights, directly or through subsidiaries, or, even if not holding half of the said rights, if the controlling Company is able to manage the said companies' financial and operating policies in order to obtain profits from their activities. Controlled companies are consolidated from the date when the Group acquires control, and are excluded from the consolidation on the date when it ceases in such control; therefore, the results relating to the part of the financial year while the said entities belong to the Group are included in the financial statements.

Associated undertakings are those where the controlling Company exercises a significant influence, albeit they are neither controlled companies nor joint ventures.

Significant influence means the power of intervening in the investee company's decisions on financial and operating policies, however without achieving control or joint control over the said policies. A significant influence is assumed to be exercised when the Company holds, either directly or indirectly through its controlled companies, at least 20% in the investee company's voting rights.

Shareholdings in associated undertakings are consolidated by the equity method, including within the value of the shareholding the net goodwill identified on the acquisition date.

When the Group's participation in the losses of an associated undertaking is equal to or higher than the book value of its stake, including any unsecured receivable, the Group does not register additional losses, unless obligations have been incurred or payments have been made on behalf of the associated undertaking.

In order to determine if an investee is a controlled or associated undertaking, account has been taken of both the potential voting rights held and liable of exercise, and the call options on shares, debt instruments convertible into shares or other instruments entailing the possibility of increasing or reducing voting rights.

A **joint venture** is considered to exist when two or more entities undertake an economic activity subject to shared control and regulated by means of a contractual agreement.

Interests in jointly controlled companies are generally recognised in the participant's financial statements by the proportionate consolidation method.

Excluded from being considered as controlled companies, associated undertakings and joint ventures are the investments made in investment funds and similar undertakings.

The financial statements of controlled companies, associated undertakings and joint ventures used for the consolidation are those relating to the financial year closed as at 31 December 2004 and 2005.

3.2. TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN COMPANIES INCLUDED IN THE CONSOLIDATION

The functional and presentation currency of SISTEMA MAPFRE is the Euro, therefore the balances and transactions of Group companies whose functional currency is not the Euro and that do not operate in an hyperinflationary economy are translated into Euros at the closing exchange rate.

The exchange differences resulting from applying the above procedure, as well as those arising from translation of loans and other foreign currency instruments covering investments in foreign operations, have been recorded as a separate component of assets in the account "Translation differences", deducting the part of the said difference corresponding to Minority Shareholders.

Goodwill and fair value adjustments of assets and liabilities arising from the acquisition of Group companies whose currency is not the Euro are dealt with as assets and liabilities of foreign operations, stating them in the functional currency of the foreign undertaking and translating them at the closing exchange rate.

Adjustments to the opening balance

The columns of adjustments to the opening balance appearing in the various tables of this report include the changes occurred as a result of changes in the consolidation method or procedure applied, and of the application of a different exchange rate for the translation of figures corresponding to overseas subsidiaries.

Variations in the technical provisions recorded on the income statement differ from those obtained by difference in the balance sheet balances of the present and previous financial year, as a result of the application of a different exchange rate for the translation of figures in the case of overseas subsidiaries.

4 EARNINGS PER SHARE AND DIVIDENDS

4.1. EARNINGS PER SHARE

The calculation of the basic earnings per share, which coincides with the diluted earnings per share, there being no dilutive potential ordinary shares, is shown below:

Concept	2005	2004
Net profit attributable to the controlling Company's shareholders (million)	249.83	209.38
Weighted average number of ordinary shares in issue (million)	238.90	224.85
Basic earnings per share (Euros)	**1.05**	**0.93**

The weighted average number of ordinary shares in issue in financial year 2004 is affected by the capital increase carried out on 15 April 2004.

4.2. DIVIDENDS

The breakdown of the controlling Company's dividends in the last two financial years is as follows:

Concept	Total dividend (in millions)		Dividend per share (in Euros)	
	2005	2004	2005	2004
Interim dividend	40.61	35.84	0.17	0.15
Final dividend	35.84	28.66	0.15	0.12
Total	**76.45**	**64.50**	**0.32**	**0.27**

The dividend for financial year 2005 has been proposed by the Board of Directors and is pending approval by the Ordinary General Shareholders Meeting.

The planned dividend pay-out complies with the requirements and limitations that are laid down in the legal regulations and the Company's bylaws.

5 ACCOUNTING POLICIES

The accounting policies applied in relation to the following items are:

5.1. INTANGIBLE ASSETS

Goodwill on merger

Goodwill on merger represents the excess of the cost paid in a business combination over the fair value of the assets and liabilities identifiable on the date of acquisition of the stake.

Goodwill on consolidation

Goodwill on consolidation represents the excess of the cost of acquisition over the fair value of the stake in the controlled company's equity. In the case of acquisition of stakes in the controlled company from minority shareholders subsequently to the initial one, the controlling Company has decided to recognise the said excess as greater goodwill on consolidation.

Impairment of goodwill

After its initial recognition and allocation to a cash generating unit, its possible loss in value is assessed at least once a year. When the recoverable value of the said cash generating unit is lower than its net book value, the corresponding loss in value is immediately recognised in the income statement, and generally no loss is recognised for individual assets not having experienced any impairment.

Other intangible assets

- Intangible assets arising from an independent acquisition

  Intangible assets acquired from third parties in a market transaction are valued at cost. If their useful life is finite they are amortised depending upon it and, if they have an indefinite useful life, impairment tests are carried out at least on an annual basis.

- Intangible assets internally generated by the company

  Research expenses are recognised directly in the income statement in the year when they are incurred. Development expenses are recorded as an asset when their probability, feasibility and future recoverability may be reasonably ensured, and are carried at cost.

Capitalised development expenses are amortised over the period in which revenues or yields are expected to be obtained, without prejudice to the valuation that would be made if impairment occurred.

- Intangible assets acquired by exchange of assets

Intangible assets acquired are generally recognised at the fair value of the asset given.

5.2. BUSINESS COMBINATIONS

The cost for the buying entity of a business combination is the fair value of the assets provided, instruments issued and liabilities incurred or assumed on the exchange date, plus any expenses directly attributable to the combination. Assets received and liabilities and contingencies assumed in a business combination are initially recorded at their fair value on the combination date.

Goodwill represents the excess of the cost paid over the acquired percentage of the fair value of assets and liabilities on the combination date.

5.3. PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY

Property, plant and equipment and investment property are carried at cost less accumulated amortisation and, if applicable, accumulated impairment losses.

Costs incurred after the purchase are recognised as an asset only when future economic profits related to them are likely to revert to the Group and the cost of the element may be accurately determined. Other repair and maintenance expenses are debited to the income statement during the financial year when they are incurred.

Property, plant and equipment and investment property are amortised on a straight-line basis on the cost of acquisition of the asset less its residual value and less the value of land, based on the following periods of useful life of the different assets:

Group of elements	Years	Annual ratio
Buildings and other structures	50-25	2%-4%
Transport elements	6.25	16%
Furniture	10	10%
Fittings	16.6-10	6%-10%
Data processing equipment	4	25%

The residual value and the useful life of the assets are reviewed and adjusted, if required, on the closing date of each financial year.

The elements of property, plant and equipment and investment property are written off when they are sold or when they are no longer likely to produce future economic profits deriving from their continued use. Gains or losses arising from the write-off are accounted for in the income statement.

5.4. FINANCIAL LEASES

Leases transferring to the lessee all the risks and benefits inherent in the ownership of the leased asset are classified as financial leases. The lessee books the leased asset in its assets, at fair value or at the present value of minimum payments under the lease if this figure is lower.

Each lease payment is distributed between the liabilities and financial charges in order to arrive to a constant interest rate on the outstanding balance.

Financial costs are debited to the income statement.

Assets under financial lease are amortised during the useful life of the leased asset.

5.5. FINANCIAL INVESTMENTS

Recognition

Financial assets traded on secondary securities markets are generally recognised on the settlement date.

Classification

Financial investments are classified into the following portfolios:

- Portfolio held to maturity

  This category includes the securities with respect to which there is the intention and proven financial capacity to hold them until their maturity.

- Portfolio available for sale

  This portfolio includes securities representing debt not falling under "Portfolio held to maturity" or "Trading portfolio" and the equity instruments of entities not being controlled, associated or jointly held businesses and which have not been included in the "Trading portfolio".

- Trading portfolio

  This portfolio includes the financial assets that are originated or acquired with a view to their short-term realisation, which form part of a financial instruments portfolio being jointly identified and managed and which, according to recent experience, may give rise to short term gains.

  This portfolio also includes derivative instruments not earmarked for hedging purposes and hybrid financial assets stated at fair value.

  In the case of hybrid financial assets, which simultaneously include a main contract and a financial derivative, both elements are segregated and dealt with independently to the effects of their classification and valuation. Exceptionally, when the said segregation is not feasible, hybrid financial assets are accounted for at fair value.

Valuation

On their initial recognition in the balance sheet, all financial investments forming part of the above mentioned portfolios are recognised at the fair value of the consideration delivered, plus, in the case of financial investments not being classified in the "Trading Portfolio", any dealing costs being directly attributable to their purchase.

After the initial recognition, financial investments are stated at fair value, without deducting any dealing cost that might be incurred on their sale or any other type of disposal, with the following exceptions:

a) Financial investments included in the "Portfolio Held to Maturity", which are valued at their amortised cost using the effective interest rate method.

The effective interest rate is the restatement rate equalling exactly the initial value of a financial instrument to all its estimated cash flows for all concepts throughout its residual life.

b) Financial assets that are equity instruments and whose fair value may not be accurately estimated, as well as derivatives having the said instruments as underlying asset and that are settled by delivering them, which are valued at cost.

The fair value of financial investments is the price that would be paid for them in an organised and transparent market ("Trading price" or "Market value"). When the said market value is not available, or when the price is not sufficiently representative, the fair value is determined by restating the future financial flows, including the redemption value, at rates equivalent to the average of the last month in the market for fixed income securities issued by the State and standardised according to the issuer's quality and the maturity period.

The fair value of the financial derivatives included in the "Trading portfolio" is taken to be their daily price on the list or the present value of future cash flows if the former is not available.

The book value of financial investments is adjusted against the income statement when there is objective evidence of an event having occurred that has a negative impact on its future cash flows or in the recovery of the book value. The objective evidence of the impairment is determined on an individual basis for significant debt instruments and collectively for the groups of instruments not being individually significant.

The amount of impairment losses is equal to the difference between their book value and the present value of their estimated future cash flows, but for listed instruments, where the present value of cash flows is taken to be their market value, provided this is sufficiently reliable and considering, in any case, the credit risk. The amount of estimated impairment losses is recognised in the income statement, including, in addition, any reduction in the fair value of investments previously recognised under "Valuation adjustment reserves".

In the case of financial swaps of exchange of flows, the amounts accrued by the main transactions are recognised, with the amount resulting from flows being accounted for under "Other financial liabilities" or "Corporate and other credits", as the case may be.

5.6. HEDGING TRANSACTIONS

Hedging derivatives are recorded, as the case may be according to their valuation, under the heading "Other investments" or "Other liabilities".

Hedging derivatives are considered those that efficiently eliminate the risks of variations in fair value, alterations in cash flows or variations in the value of the net investment in businesses abroad.

Derivatives for hedging purposes are carried at fair value.

Fair value hedge

The profit or loss arising from the valuation of the hedging instrument and the covered element is recognised in the income statement, in all cases.

5.7. INVESTMENTS ON ACCOUNT OF LIFE INSURANCE POLICYHOLDERS BEARING THE INVESTMENT RISK

Investments on account of policyholders bearing the investment risk are made in securities investment funds and are valued at cost or at subscription or purchase price. The said acquisition cost is adjusted as greater or lower value of the investment, as applicable, depending upon the net asset value at the closing of the financial year. Revaluations and depreciations of these assets are accounted for as a credit or debit to the income statement of the Life insurance business segment.

5.8. ASSET IMPAIRMENT

At the closing of each financial year, the Group assesses if there are signs that the asset element may have suffered a loss in value. If there are such signs, the recoverable value of the asset is estimated.

In the case of assets not being in operating conditions and of intangible assets with an indefinite useful life, the estimation of the recoverable value is made irrespectively of the existence of impairment signs.

If the book value exceeds the recoverable amount, a loss is recognised for the excess, reducing the book value of the asset down to its recoverable amount.

When there is an increase in the recoverable value of an asset other than goodwill, the previously recognised impairment loss is reversed, increasing the book value of the asset up to its recoverable value. This increase never exceeds the book value net of amortisation that would be accounted for had no impairment loss been recognised in previous years. The reversion is recognised in the income statement, unless the asset has been already subject to revaluation against "Valuation adjustment reserves", in which case the reversion is treated as a revaluation increase. After this reversion, the amortisation expense is adjusted in the following periods.

5.9. INVENTORIES

Inventories are valued at the lower of their acquisition or production cost and their net realisable value.

The acquisition cost includes the expenses directly attributable to the purchase, as well as an allowance for the overheads incurred for the transformation of inventories and any financial expenses incurred in their acquisition.

The net realisable value is the estimated sale price in the normal course of business, less any variable costs required for their sale.

5.10. CREDITS & RECEIVABLES

Valuation of credits is generally made at the amortised cost, calculated pursuant to the effective interest rate method and deducting, if applicable, provisions for losses due to any perceived asset impairment.

In the case of credits with maturity beyond one year without the parties having expressly agreed the applicable interest rate, credits are discounted taking as implicit financial interest that in force in the market of Public Debt securities with equal or similar term to the maturity of the credits, without prejudice to taking into account the related risk premium.

When there is objective evidence that an impairment loss has been incurred, the relevant provision has been established for the amount deemed not recoverable. The said amount is equal to the difference between the book value of the asset and the present value of future cash flows, discounted at the original effective interest rate of the financial asset. The amount of the loss is recognised in the income statement of the year.

Impairment losses corresponding to outstanding premiums are calculated separately for each business line and consist of the portion of the tariff premium accrued in the financial year that is likely not to be collected, considering the experience of previous years, and taking into account the impact of reinsurance. The impairment is recognised in the income statement overall depending upon the age of outstanding premium receipts, or on an individual bases when thus required by the circumstances and the situation of the premium receipts.

Credits on recollection of losses are capitalised only when their realisation is considered as guaranteed.

5.11. CASH AND BANKS

Cash and Banks consists of cash and cash equivalents.

Cash is formed by cash and sight deposits with banks.

Cash equivalents correspond to highly liquid short term investments that can be easily converted into fixed amounts of cash and are subject to insignificant risks as to change in their value, and have maturities below twenty four hours.

5.12. ACCRUAL ADJUSTMENTS

The heading "Accrual adjustments" of the assets side basically include fees and other acquisition expenses corresponding to accrued premiums subject to allocation to the period between the closing date and the expiry of the hedge of the contracts, with such expenses being those actually borne in the period, with the limit established in the technical bases.

Similarly, the heading "Accrual adjustments" of the liabilities side includes the amounts of fees and other acquisition expenses of ceded reinsurance that are to be allocated in subsequent years pursuant to the coverage period of ceded policies.

5.13. NON-CURRENT ASSETS HELD FOR SALE AND RELATED LIABILITIES

Assets held for sale, if applicable, are generally stated at the lower of their book value and their fair value deducting sale costs, these understood as any marginal costs directly attributable to the disposal, excluding financial costs, if applicable, and the income tax related expense.

Non-current assets classified as held for sale are not subject to amortisation.

Losses for impairment of their book value are recognised in the income statement. Similarly, when a recovery in value takes place, this is recognised in the income statement up to an amount equal to the impairment loss previously recognised.

5.14. FINANCIAL LIABILITIES

In their initial recognition in the balance sheet, financial liabilities are accounted for at their fair value. After this initial recognition, all financial liabilities are valued at their amortised cost, except financial liabilities classified as hedged losses, or as accounting hedging instruments that follow the criteria and rules that are established in Note 5.6 of hedging transactions.

When financial liabilities are written off in the balance sheet, the difference between their book value and the consideration delivered is recognised in the income statement.

5.15. TECHNICAL PROVISIONS

a) Direct insurance of companies belonging to the European Economic Area

PROVISION FOR UNEARNED PREMIUMS

The provision for unearned premiums is calculated on an individual policy basis and includes the tariff premium accrued in the financial year, having deducted the security surcharge.

PROVISION FOR RISKS IN PROGRESS

The provision for risks in progress is calculated on an individual business line basis and supplements the provision for unearned premiums for the amount not showing the valuation of risks and expenses to be covered corresponding to the coverage period not elapsed at the closing date.

For the motor business, the calculation of this provision has been made considering all the guarantees covered with the products marketed by the different companies.

PROVISION FOR LIFE INSURANCE

- In life insurance policies with a coverage period equal to or shorter than one year, the provision for unearned premiums is calculated on a policy by policy basis and reflects the tariff premium accrued in the year, subject to allocation to future financial years.

When this provision is not sufficient, the provision for risks in progress is calculated also in order to cover the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the year's closing date.

- In life insurance policies with a coverage period exceeding one year, the mathematical reserve has been calculated on a policy by policy basis as the difference between the current actuarial value of the future obligations of the controlled companies operating in this line, and those of the policy holder or insured party. The calculation basis is the inventory premium accrued in the year, represented by the pure premium plus the surcharge for administration expenses, both determined using the best estimates for mortality, illness, investment yields and administration expenses upon issuance of the contracts, as detailed in the technical bases of the relevant products and types, and remaining unchanged throughout the life of the contract, unless their inadequacy becomes evident, in which case the calculation of the mathematical reserve would be changed.

Written policies having a profit sharing clause in force at the closing of each year share, pro rata to their mathematical reserves and as specifically laid down in each contract, in the net yields obtained by the investments earmarked to covering the said provisions. The amount of this profit sharing is recorded as a greater amount of mathematical reserves.

- This balance sheet heading also includes the provision for profit sharing and premium returns. This provision includes the amount of profits accrued in favour of policyholders, insured persons or beneficiaries and the premiums that must be reimbursed to policyholders.

PROVISION FOR OUTSTANDING CLAIMS

It represents the estimate valuation of outstanding claims deriving from occurrences prior to the closing of the financial year, deducting interim payments effected. It includes the valuations of claims pending settlement or payment and pending to be reported, as well as the internal and external expenses relating to the liquidation of losses and, in addition, it includes maturities and redemptions pending payment in the Life Insurance business. In the Spanish companies, its calculation is made including, if applicable, additional provisions for the deviation in the valuation of claims subject to long handling periods.

OTHER TECHNICAL PROVISIONS

The most significant provision included under this heading is the Death Insurance provision, which is calculated on a policy by policy basis, as the difference between the current actuarial value of future obligations of the controlled companies operating in this line and those of the policy holder or insured party.

TECHNICAL PROVISIONS RELATING TO LIFE INSURANCE WHEN THE INVESTMENT RISK IS BORNE BY THE POLICY HOLDERS

The provisions for life insurance where it has been contractually agreed that the investment risk will be fully borne by policy holders, have been calculated on a policy by policy basis, and they are valued as a function of the assets specifically earmarked to determine the value of the rights.

b) Direct insurance of entities not belonging to the European Economic Area

Technical provisions are calculated pursuant to the local criteria in force in each country, except in the cases when their application could distort the true and fair image that must be shown by the annual accounts, in which case the controlling Company's criteria have been adopted.

Life insurance provisions have been calculated using the operational assumptions, mortality tables and technical interest rate usual in the sector in the respective countries.

c) Ceded reinsurance

Technical provisions for cessions to reinsurers are shown in the balance sheet assets and are calculated according to the reinsurance agreements entered into and under the same criteria as used for direct insurance.

d) Accepted reinsurance

PROVISION FOR UNEARNED PREMIUMS

Accepted reinsurance transactions are accounted for on the basis of the accounts received from ceding companies. If, upon closing the accounts, the ceding company's latest accounts are not available, the balance of other received accounts is considered as provisions for unearned premiums of non closed accounts, in order not to recognise results in the recording of such accounts. Exceptionally, if these provisions of non closed accounts were negatively affected by the recording of major claim payments, because of their being an actual loss not subject to being offset by movements of non closed accounts, the provision is adjusted for the relevant amount.

When the latest account and report on outstanding claims are available, the cancellation is made of provisions of non closed accounts, allocating the corresponding provisions for unearned premiums as a function of the information provided by the ceding company, and accruing them on a policy by policy basis. Failing this, the amount recorded for unearned premiums is the amount of the deposit of premiums withheld on this concept and, lastly, an overall method for the accrual of premiums may be used.

Acquisition expenses, as notified by ceding companies, are accrued under the heading of "Accrual adjustments" in the balance sheet assets, with these expenses corresponding to those actually borne in the period. When ceding companies do not notify the amounts, acquisition expenses are accrued on a risk by risk basis for facultative proportional reinsurance and overall for the rest of the proportional business.

PROVISION FOR RISKS IN PROGRESS

This is calculated on an individual business line basis and supplements the provision for unearned premiums for the amount not showing the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the closing date.

PROVISION FOR OUTSTANDING CLAIMS

Provisions for claims are allocated for the amounts notified by the ceding company or, failing this, for withheld deposits, and include complementary provisions for claims existing and not reported, as well as for deviations in existing ones, in accordance with the company's own experience.

e) Retroceded reinsurance

Retroceded reinsurance transactions and their corresponding technical provisions are recorded following the same criteria as for accepted reinsurance and according to the retrocession agreements entered into.

f) Liabilities adequacy test

Technical provisions existing in the books are periodically submitted to a reasonability test in order to determine their adequacy on the basis of the projections of all future cash flows of existing contracts. Recorded provisions are adjusted against the results of the financial year if it becomes evident that they are inadequate, as a consequence of the test.

g) Shadow accounting

In order to mitigate the accounting asymmetries arising from applying different valuation methods for assets and liabilities, IFRS allow the so-called "shadow accounting", in such a way that unrealised losses or gains in the relevant assets are recognised in the valuation of technical provisions.

5.16. OTHER ASSETS AND LIABILITIES ARISING FROM INSURANCE AND REINSURANCE CONTRACTS

a) Deposit components in insurance contracts

Some Life insurance contracts contain both an insurance component and a deposit component. These two components are not valued separately, since all the rights and obligations deriving from the deposit component are recognised.

b) Embedded derivatives in insurance contracts

Some Life insurance contracts contain embedded derivatives, whereby the value of the contract at maturity depends upon the evolution of a given stock market index. The embedded derivative is not valued separately because it meets the conditions to be classified as an insurance contract, being valued jointly with the main contract.

c) Insurance contracts acquired in business combinations or portfolio assignments

Insurance contracts acquired in a business combination or portfolio assignment are stated at fair value and recognised in the balance sheet as follows:

a) the liabilities deriving from the insurance contracts are accounted for pursuant to the accounting policies used by the entity,

b) an intangible asset is accounted for, representing the difference between:

- the fair value of the rights acquired and the rest of assumed contractual obligations, and

- the amount described under section a) above.

This intangible asset is amortised by the straight line method depending upon the estimated life of the contracts.

d) Capitalisation of acquisition fees and expenses

Acquisition fees and expenses directly related to new production sales are not capitalised in any case, being taken to the income statement in the financial year when they are incurred.

e) Significant assumptions and other sources of estimation of uncertainties
With respect to assets, liabilities, revenues and expenses deriving from insurance contracts, as a general rule, the assumptions that were used as basis for the issuance of the said contracts are used, as specified in the technical bases.

As regards liabilities, assumptions are based on the best possible estimate at the time of issuing the contracts. Nevertheless, the relevant provisions would be established in order to cover any proven inadequacy, should this emerge.

Generally, the company's historical experience is used as basis.

Throughout the year, no significant changes have taken place in the assumptions used to value liabilities deriving from insurance contracts.

5.17. PROVISIONS FOR RISKS AND EXPENSES

Provisions are recognised when the present obligation exists as a result of a past event and a reliable estimate of the amount of the obligation may be made.

When a provision is expected to be recovered, partly or fully, the reimbursement is recognised as a separate asset.

5.18. DEBT

The valuation of the items included under the heading "Debt" is generally made at amortised cost, using the effective interest rate method.

In the case of tax related debt with maturity beyond one year, if the parties have not expressly agreed the applicable interest rate, debts are discounted taking as implicit financial interest that in force in the public debt market for securities with the same or similar term to the maturity of the debts, without prejudice to taking into account the relevant risk premium.

5.19. GENERAL CRITERION ON REVENUES AND EXPENSES

The general principle applicable to the recognition of revenues and expenses is the accrual criterion, pursuant to which the allocation of revenues and expenses is made depending upon the actual flow of goods and services represented by them, irrespectively of the date of the monetary or financial flow deriving from them.

5.20. REMUNERATION TO STAFF

Remuneration to staff may be short term, post-employment and termination payments.

a) Short term remuneration
This is recorded as a function of services provided by employees, on an accrual basis.

b) Post-employment remuneration
It essentially consists of defined benefit plans and defined contribution plans.

DEFINED BENEFIT PLANS
They are post-employment plans different of defined contribution plans. The liability recognised in the balance sheet in relation to defined benefit pension plans is equal to the present value of the defined benefit obligation on the balance sheet date, deducting, if applicable, the fair value of the assets earmarked to the plan.

The obligation on defined benefit is determined separately for each plan, using the actuarial valuation method of projected credit unit.

Actuarial losses and gains arising are debited or credited to the income statement in the financial year when they take place.

DEFINED CONTRIBUTION PLANS

These are post-employment benefit plans, in which the entity involved makes pre-determined contributions to a separate entity (whether connected or alien to the Group) and has no legal or implicit obligation of making additional contributions, should there be an insufficiency of assets to honour the payment of benefits. Therefore, the obligation solely consists of making the contribution that is agreed to a fund, and the amount of benefits to be received by employees is determined by the contributions made plus the return obtained on the investments where the fund is materialised.

OTHER POST-EMPLOYMENT OBLIGATIONS

The right to this type of benefits is usually subject to the employee's permanence with the company until his/her retirement and during a required number of years. Costs expected from these benefits are accrued during employees' working life pursuant to an accounting method similar to that for defined benefit plans.

c) Termination payments

Termination payments are recognised as a liability and as an expense when there is a demonstrable intention of termination of the labour relationship before the normal retirement date to a given number of employees, or when there is an offer to encourage the voluntary termination of labour contracts.

5.21. PREMIUMS

Direct insurance

Premiums from the Non Life business and Life annual renewable contracts are recognised as revenues throughout the validity of the contracts, pursuant to the period of time elapsed. The accrual of premiums is made by allocating the provision for unearned premiums. Premiums from the long term Life business, whether single premiums or regular premiums, are recognised when the right to collection arises on the part of the contract issuer.

Ceded reinsurance

Premiums corresponding to ceded reinsurance are accounted for pursuant to the written reinsurance contracts and under the same criteria as used for direct insurance.

Accepted and retroceded reinsurance

Premiums corresponding to accepted reinsurance are accounted for on the basis of the accounts received from ceding companies.

Retroceded reinsurance transactions are accounted for under the same criteria as accepted reinsurance, and pursuant to the retrocession contracts entered into.

Coinsurance

Coinsurance transactions are accounted for pursuant to the accounts received from the opening company and the participation in contracts entered into.

5.22. REVENUES AND EXPENSES FROM INVESTMENTS

Revenues and expenses from investments are classified between operations and equity depending upon their origin, if they are earmarked to covering technical provisions or they materialise shareholders' equity, respectively.

Revenues and expenses from financial investments are accounted for depending upon the portfolio in which they are classified, pursuant to the following criteria:

a) Trading portfolio

Changes in fair value are directly accounted for in the income statement, differentiating the portion attributable to yields, which is recorded as interest or, if applicable, as dividends, and the portion that is recorded as realised and unrealised results.

b) Portfolio held to maturity

Changes in fair value are recognised when the financial instrument is written off in the balance sheet and in case of impairment.

c) Portfolio available for sale

Changes in fair value are recognised directly in the company's equity until the financial asset is written off, at which time they are recorded in the income statement.

In all cases, the interest from financial instruments is calculated by the effective interest rate method.

5.23. CLAIMS

The estimated cost of claims, both of the Life and the Non Life business, is recognised on the date of occurrence of events, accounting for all necessary expenses to be incurred up to the settlement of the claim. For claim events occurred prior to the end of each financial year but not reported, the best estimate of their cost is recognised based on historical experience, through the provision for claims pending declaration.

Payments of claims are made against the previously recognised provision.

Claims corresponding to accepted reinsurance are accounted for on the basis of the accounts received from ceding companies.

Claims corresponding to ceded and retroceded reinsurance are accounted for as a function of the reinsurance contracts entered into, and under the same criteria as those used for direct insurance and accepted reinsurance, respectively.

5.24. RECLASSIFICATION OF EXPENSES BY FINAL NATURE AND ALLOCATION TO ACTIVITY SEGMENTS

The criteria followed for the reclassification of expenses according to their final nature are mainly based on the function fulfilled by each employee, with their direct and indirect cost being distributed pursuant to the said function.

As regards expenses not directly or indirectly related to staff, individual studies are carried out, and they are allocated according to the function fulfilled by the said expenses.

The established destinations are as follows:

- Expenses to be allocated to benefits
- Expenses to be allocated to investments
- Other technical expenses
- Other non technical expenses
- Acquisition expenses
- Administration expenses
- Operating expenses from other activities

Expenses allocated to the last three items are included under the heading "Net operating expenses" in the income statement.

Expenses have been allocated to the following segments, depending upon the business line having originated them:

- Direct insurance Life
- Direct insurance Non Life
- Accepted reinsurance
- Other activities

5.25. TRANSACTIONS AND BALANCES IN FOREIGN CURRENCIES

Transactions in foreign currencies, other than in reinsurance, are translated into Euros at the exchange rate prevailing on the transaction date.

Reinsurance transactions in foreign currencies are recorded at the exchange rate established at the beginning of each quarter in the year. Later on, upon the closing of each quarter, they are all dealt with as a single transaction, translating the amount at the exchange rate prevailing on that date and recording the corresponding difference in the income statement.

At year end, existing balances denominated in foreign currencies are translated at the exchange rate of the Euro prevailing on that date, with all exchange differences being taken to the income statement, except those directly allocated to "Translation differences", which are those arising from the monetary items that form part of the net investment in a foreign operation and from the non monetary ones stated at fair value, where changes in valuation are directly recognised in equity.

5.26. INCOME TAX

Income tax that is considered as an expense in the year is recorded as such in the income statement, and includes both the tax charge for the current tax and the effect corresponding to the movement of deferred tax.

For its determination, the liability method based on the balance sheet is used, according to which the relevant deferred tax assets and liabilities are recorded as may be necessary to correct the effect of temporary differences, which are the differences existing between the book value of an asset or a liability and that representing its tax valuation.

Temporary differences may be "Taxable temporary differences", which give rise to a higher amount of taxes payable in the future and which generally entail the recognition of a deferred tax liability, or "Deductible temporary differences", which give rise to a lower amount of taxes payable in the future and to the extent they may be recoverable when recording a deferred tax asset.

On the other hand, income tax related to items where modifications in valuation are directly recognised in equity are not allocated to the income statement, with the valuation changes being recorded in the said assets, net of the tax effect.

6.1. INTANGIBLE ASSETS

The following tables detail the movement of this heading in the past two years:

Financial Year 2005

Concept	Opening balance	Adjustement to opening balance	Changes in perimeter	Additions or appropiations	Disposal cancelations or reductions	Closing balance
COST						
GOODWILL	512.93	(0.15)	-	114.16	(2.99)	623.95
OTHER INTANGIBLE ASSETS						
Portfolio acquisition expenses	1.01	-	-	-	(1.01)	-
Computer applications	73.65	2.51	0.17	19.78	(3.65)	92.46
Others	17.60	3.02	-	18.65	(2.45)	36.82
TOTAL COST	**605.19**	**5.38**	**0.17**	**152.59**	**(10.10)**	**753.23**
ACCUMULATED AMORTISATION						
OTHER INTANGIBLE ASSETS						
Portfolio acquisition expenses	(0.28)	-	-	-	0.28	-
Computer applications	(46.21)	(0.94)	-	(12.14)	2.59	(56.70)
Others	(4.62)	(1.61)	-	(12.48)	1.03	(17.68)
TOTAL ACCUMULATED AMORTISATION	**(51.11)**	**(2.55)**	**-**	**(24.62)**	**3.90**	**(74.38)**
IMPAIRMENT						
GOODWILL	(10.09)	-	-	(17.89)	-	(27.98)
OTHER INTANGIBLE ASSETS						
Portfolio acquisition expenses	-	-	-	-	-	-
Computer applications	-	-	-	-	-	-
Others	-	-	-	-	-	-
TOTAL IMPAIRMENT	**(10.09)**	**-**	**-**	**(17.89)**	**-**	**(27.98)**
TOTAL GOODWILL	**502.84**	**(0.15)**	**-**	**96.27**	**(2.99)**	**595.97**
TOTAL OTHER INTANGIBLE ASSETS	**41.15**	**2.98**	**0.17**	**13.81**	**(3.21)**	**54.90**
TOTAL INTANGIBLE ASSETS	**543.99**	**2.83**	**0.17**	**110.08**	**(6.20)**	**650.87**

Figures in million euros

The main addition in 2005 relates to the goodwill originated on the acquisition of shares in NOSSA CAIXA SEGUROS E PREVIDENCIA, amounting to €79.79 million (see Note 6.9).

Concept	Opening balance	Adjustement to opening balance	Changes in perimeter	Additions or appropiations	Disposal cancelations or reductions	Closing balance
COST						
GOODWILL	498.22	–	4.03	10.68	–	512.93
OTHER INTANGIBLE ASSETS						
Portfolio acquisition expenses	0.40	(0.01)	–	0.62	–	1.01
Computer applications	60.25	(1.77)	–	19.52	(4.35)	73.65
Others	12.76	0.84	–	9.08	(5.08)	17.60
TOTAL COST	**571.63**	**(0.94)**	**4.03**	**39.90**	**(9.43)**	**605.19**
ACCUMULATED AMORTISATION						
OTHER INTANGIBLE ASSETS						
Portfolio acquisition expenses	–	–	–	(0.34)	0.06	(0.28)
Computer applications	(38.59)	0.81	–	(11.72)	3.29	(46.21)
Others	(3.33)	(0.15)	–	(1.21)	0.07	(4.62)
TOTAL ACCUMULATED AMORTISATION	**(41.92)**	**0.66**	**-**	**(13.27)**	**3.42**	**(51.11)**
IMPAIRMENT						
GOODWILL	-	-	–	(10.09)	–	(10.09)
OTHER INTANGIBLE ASSETS						
Portfolio acquisition expenses	-	–	-	-	-	-
Computer applications	–	–	-	-	-	-
Others	–	-	-	-	-	-
TOTAL IMPAIRMENT	**-**	**-**	**-**	**(10.09)**	**-**	**(10.09)**
TOTAL GOODWILL	**498.22**	**-**	**4.03**	**0.59**	**-**	**502.84**
TOTAL OTHER INTANGIBLE ASSETS	**31.49**	**(0.28)**	**-**	**15.95**	**(6.01)**	**41.15**
TOTAL INTANGIBLE ASSETS	**592.71**	**(0.28)**	**4.03**	**16.54**	**(6.01)**	**543.99**

Figures in million euros

The main addition in 2004 corresponds to the goodwill originated on the acquisition of shares in MAPFRE QUAVITAE, amounting to €8.19 million. The amounts stated as changes in the perimeter correspond to the goodwill that MAPFRE QUAVITAE had recognised in its subsidiaries when it joined the perimeter (July 2004).

A breakdown is given below of the useful life and amortisation rates used for the following intangible assets, having adopted in all cases the straight-line method of amortisation.

Group of elements	Useful life (years)	Amortisation rate (annual)
Computer applications	4	25%
Rights of use of administrative concessions	57	1.75%

The amortisation of intangible assets with finite useful life has been recorded in the expenses account "Amortisation allowances".

The useful life of the following intangible assets is considered indefinite, as the said assets are expected to contribute to obtaining future revenues for the Group, indefinitely:

Element	Book value	
	31/12/2005	31/12/2004
Goodwill on consolidation	477.23	366.21
Goodwill on merger	118.74	118.74
Goodwill on portfolio acquisition	-	17.89

Figures in million euros

The following table provides detailed information on the cash generating units to which the different goodwill items are allocated, as well as their book value and, if applicable, the impairment amount over the last years.

Concept	Cash generating unit	Balance 31.12.2003	Financial Year 2004		Balance 31.12.2004	Financial Year 2005		Balance 31.12.2005
			Entries/ (cancel-lations)	Impair-ment in the period		Entries/ (cancel-lations)	Impair-ment in the period	
Consolidation goodwill								
MAPFRE VIDA	Life Insurance (Spain and Portugal)	212.08	0.33	-	212.41	0.08	-	212.49
MAPFRE EMPRESAS	Insurance for companies	40.31	-	-	40.31	-	-	40.31
MAPFRE FINISTERRE	Death insurance (Spain)	87.58	(87.58)	-	-	-	-	-
GRUPO CORPORATIVO LML	Non Life insurance (Mexico)	26.70	-	(4.44)	22.26	-	-	22.26
BRICKELL FINANCIAL SERVICES	Travel assistance (U.S.A.)	16.67	0.65	-	17.32	(0.18)	-	17.14
MAPFRE AMÉRICA	Non Life insurance (America)	11.90	-	-	11.90	10.33	-	22.23
NUOVI SERVIZI AUTO	Extension of Warranty	11.16	-	(0.04)	11.12	-	-	11.12
MAPFRE LA SEGURIDAD	Non Life insurance (Venezuela)	9.76	-	-	9.76	-	-	9.76
MAPFRE QUAVITAE	Services for the Elderly	-	8.19	-	8.19	-	-	8.19
NOSSA CAIXA	Life insurance (Brazil)	-	-	-	-	79.79	-	79.79
ABRAXAS	Travel assistance (United Kingdom)	-	-	-	-	12.41	-	12.41
CLINISAS	Medical Assistance (Madrid)	-	-	-	-	11.55	-	11.55
Others	- -	33.34	2.24	(2.64)	32.94	(2.96)	-	29.98
Total consolidation goodwill		**449.50**	**(76.17)**	**(7.12)**	**366.21**	**111.02**	**-**	**477.23**
Merger goodwill								
MAPFRE FINISTERRE	Death insurance (Spain)	-	87.93	-	87.93	-	-	87.93
ASEICA	Medical assistance (Canary Islands)	12.73	-	-	12.73	-	-	12.73
IMECO	Medical assistance (Balearic Islands)	7.20	-	(2.97)	4.23	-	-	4.23
Others		11.39	2.46	-	13.85	-	-	13.85
Total merger goodwill		**31,32**	**90.39**	**(2.97)**	**118.74**	**-**	**-**	**118.74**
Goodwill on portfolio acquisition								
Agencies of MAPFRE FINISTERRE	Distribution of death insurance in Spain	17.40	0.49	-	17.89	-	(17.89)	-
Total goodwill on portfolio acquisition		**17.40**	**0.49**	**-**	**17.89**	**-**	**(17.89)**	**-**
Total goodwill		**498.22**	**14.71**	**(10.09)**	**502.84**	**111.02**	**(17.89)**	**595.97**
Goodwill in associated undertakings								
MIDDLESEA INSURANCE	Insurance (Southern Europe)	1.33	-	-	1.33	4.67	-	6.00
Others		3.25	(0.92)	(0.06)	2.27	(0.74)	-	1.53
Total goodwill in associated undertakings (equity method) (*)		**4.58**	**(0.92)**	**(0.06)**	**3.60**	**3.93**	**-**	**7.53**
Intangible assets with indefinite useful life		-	-	-	-	-	-	-
Total intangible assets with indefinite useful life		**-**	**-**	**-**	**-**	**-**	**-**	**-**

Figures in million euros

(*)Goodwill related with acquisitions of associated undertakings is stated as a greater value of investments accounted for pursuant to the equity method.

The book value, net of any impairment, of each of the above described goodwill items is, in all cases, equal to or lower than the amount recoverable from the cash generating unit to which they are allocated, which has been determined according to its use value, calculated on the basis of cash flow projections. The discount rate applied to the said projections is based on the interest rates of the geographical market where each cash generating unit operates, which oscillates between 3.69 and 4.66, and to which a risk premium has been added depending upon the unit's type of activity. Projections corresponding to the first five years take into account growth rates of the flows based on historical experience, while for the following years constant flows are considered.

6.2. PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY

Property, plant and equipment

The following tables detail the movement of this heading in the last two years:

Financial year 2005

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	Additions or appropriations	Disposals, cancellations or reductions	Closing balance	Market value
COST							
PROPERTY FOR OWN USE							
Land and natural resources	69.75	2.71	–	1.17	(9.93)	63.70	73.97
Buildings and other structures	265.20	12.40	8.83	84.08	(20.87)	349.64	312.78
OTHER PROPERTY, PLANT AND EQUIPMENT							
Transport elements	7.71	(2.71)	–	8.47	(1.30)	12.17	6.28
Furniture and fittings	109.86	0.97	2.56	22.23	(6.72)	128.90	49.88
Other property, plant and equipment	108.29	7.27	–	20.11	(4.67)	131.00	78.32
Advances and fixed assets in progress	17.06	(4.16)	–	2.57	(5.63)	9.84	9.84
TOTAL COST	**577.87**	**16.48**	**11.39**	**138.63**	**(49.12)**	**695.25**	**531.07**
ACCUMULATED AMORTISATION							
PROPERTY FOR OWN USE	(29.92)	(1.89)	–	(4.53)	2.35	(33.99)	–
OTHER PROPERTY, PLANT AND EQUIPMENT	(129.63)	(8.80)	(0.85)	(20.43)	6.81	(152.90)	–
TOTAL ACCUMULATED AMORTISATION	**(159.55)**	**(10.69)**	**(0.85)**	**(24.96)**	**9.16**	**(186.89)**	**–**
IMPAIRMENT							
PROPERTY FOR OWN USE							
Land and natural resources	(0.31)	(0.05)	–	–	0.19	(0.17)	–
Buildings and other structures	(0.41)	(0.10)	–	(0.95)	–	(1.46)	–
OTHER PROPERTY, PLANT AND EQUIPMENT							
Transport elements	(0.02)	–	–	(0.16)	–	(0.18)	–
Furniture and fittings	(0.12)	–	–	(0.69)	–	(0.81)	–
Other property, plant and equipment	(0.11)	–	–	(3.05)	–	(3.16)	–
TOTAL IMPAIRMENT	**(0.97)**	**(0.15)**	**–**	**(4.85)**	**0.19**	**(5.78)**	**–**
TOTAL PROPERTY FOR OWN USE	**304.31**	**13.07**	**8.83**	**79.77**	**(28.26)**	**377.72**	**386.75**
TOTAL OTHER PROPERTY, PLANT AND EQUIPMENT	**113.04**	**(7.43)**	**1.71**	**29.05**	**(11.51)**	**124.86**	**144.32**
TOTAL PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY	**417.35**	**5.64**	**10.54**	**108.82**	**(39.77)**	**502.58**	**531.07**

Figures in million euros

The main additions in 2005 relate to the incorporation of CLINISAS to the consolidation perimeter.

The main cancellation in the year 2005 corresponds to part of the Juana Manso building in Buenos Aires, amounting to €9.64 million, which changed from being used by the company itself to a tangible investment, as it was leased to third parties.

Financial Year 2004

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	Additions or appropriations	Disposals, cancellations or reductions	Closing balance	Market value
COST							
PROPERTY FOR OWN USE							
Land and natural resources	49.04	(1.19)	9.34	16.95	(5.29)	69.75	74.11
Buildings and other structures	184.71	(15.24)	35.49	95.77	(35.53)	265.20	294.62
OTHER PROPERTY, PLANT AND EQUIPMENT							
Transport elements	5.96	(0.08)	1.35	2.12	(1.64)	7.71	3.99
Furniture and fittings	91.19	(1.21)	5.06	19.84	(5.02)	109.86	55.10
Other property, plant and equipment	79.23	0.70	14.18	17.06	(2.88)	108.29	50.88
Advances and fixed assets in progress	0.58	(0.10)	5.49	14.01	(2.92)	17.06	17.06
TOTAL COST	**411.61**	**(17.12)**	**70.91**	**165.75**	**(53.28)**	**577.87**	**495.76**
ACCUMULATED AMORTISATION							
PROPERTY FOR OWN USE	(23.56)	0.90	(0.86)	(10.40)	4.00	(29.92)	-
OTHER PROPERTY, PLANT AND EQUIPMENT	(101.60)	1.48	(8.45)	(26.69)	5.63	(129.63)	-
TOTAL ACCUMULATED AMORTISATION	**(125.16)**	**2.38**	**(9.31)**	**(37.09)**	**9.63**	**(159.55)**	**-**
IMPAIRMENT							
PROPERTY FOR OWN USE							
Land and natural resources	-	-	-	(0.31)	-	(0.31)	-
Buildings and other structures	(0.95)	(0.07)	-	-	0.61	(0.41)	-
OTHER PROPERTY, PLANT AND EQUIPMENT							
Transport elements	(0.02)	-	-	-	-	(0.02)	-
Furniture and fittings	(0.11)	0.01	-	(0.02)	-	(0.12)	-
Other property, plant and equipment	(0.11)	0.01	-	(0.01)	-	(0.11)	-
TOTAL IMPAIRMENT	**(1.19)**	**(0.05)**	**-**	**(0.34)**	**0.61**	**(0.97)**	**-**
TOTAL PROPERTY FOR OWN USE	**210.14**	**(15.60)**	**43.97**	**102.01**	**(36.21)**	**304.31**	**368.73**
TOTAL OTHER PROPERTY, PLANT AND EQUIPMENT	**75.12**	**0.81**	**17.63**	**26.31**	**(6.83)**	**113.04**	**127.03**
TOTAL PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTY	**285.26**	**(14.79)**	**61.60**	**128.32**	**(43.04)**	**417.35**	**495.76**

Figures in million euros

The main additions in financial year 2004 arise from:

- Incorporation of MAPFRE QUAVITAE to the consolidation perimeter.

- Acquisition of the building at Paseo de Recoletos no. 29, in Madrid, amounting to €20.36 million, where the registered office of MAPFRE CAJA SALUD is located.

The main cancellation in 2004 corresponds to the building of Manuel Cortina no. 2, in Madrid, amounting to €19.49 million, which changed from own use to tangible investment upon the change of the registered office of MAPFRE EMPRESAS.

The fully depreciated cost of property, plant and equipment as at 31 December 2005 and 2004 amounts to €46.90 and 44.41 million, respectively.

Impairment losses amount to €4.85 million and €0.34 million for financial years 2005 and 2004 respectively, and reversions amount to €0.19 million and €0.61 million. These amounts are recorded under the headings "Allocation to the asset impairment provision" and "Reversion of the asset impairment provision" in the income statement.

Investment property

The following tables detail the movement of this heading during the last two financial years:

Financial Year 2005

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	Additions or appropriations	Disposals, cancellations or reductions	Closing balance	Market value
COST							
INVESTMENT PROPERTY							
Land and natural resources	84.46	3.79	-	8.90	(6.81)	90.34	189.53
Buildings and other structures	296.67	11.02	-	39.25	(19.11)	327.83	359.04
OTHER INVESTMENT PROPERTY	1.09	-	-	-	(1.09)	-	-
TOTAL COST	**382.22**	**14.81**	**-**	**48.15**	**(27.01)**	**418.17**	**548.57**
ACCUMULATED AMORTISATION							
INVESTMENT PROPERTY	(67.84)	(2.06)	-	(4.89)	1.96	(72.83)	-
TOTAL ACCUMULATED AMORTISATION	**(67.84)**	**(2.06)**	**-**	**(4.89)**	**1.96**	**(72.83)**	**-**
IMPAIRMENT							
INVESTMENT PROPERTY							
Land and natural resources	(0.04)	(0.01)	-	(0.07)	-	(0.12)	-
Buildings and other structures	(0.01)	-	-	(0.08)	-	(0.09)	-
TOTAL IMPAIRMENT	**(0.05)**	**(0.01)**	**-**	**(0.15)**	**-**	**(0.21)**	**-**
TOTAL INVESTMENT PROPERTY	**314.33**	**12.74**	**-**	**43.11**	**(25.05)**	**345.13**	**548.57**

Figures in million euros

The main addition in financial year 2005 has been a part of the Juana Manso building in Buenos Aires, amounting to €9.64 million, which changed from own use to tangible investment.

Financial Year 2004

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	Additions or appropriations	Disposals, cancellations or reductions	Closing balance	Market value
COST							
INVESTMENT PROPERTY							
Land and natural resources	89.12	(0.09)	-	0.20	(4.84)	84.46	107.06
Buildings and other structures	304.72	(10.00)	-	22.92	(20.97)	296.67	425.63
OTHER INVESTMENT PROPERTY	-	-	-	1.09	-	1.09	1.09
TOTAL COST	**393.91**	**(10.09)**	**-**	**24.21**	**(25.81)**	**382.22**	**533.78**
ACCUMULATED AMORTISATION							
INVESTMENT PROPERTY	(61.90)	-	-	(7.41)	1.47	(67.84)	-
TOTAL ACCUMULATED AMORTISATION	**(61.90)**	**-**	**-**	**(7.41)**	**1.47**	**(67.84)**	**-**
IMPAIRMENT							
INVESTMENT PROPERTY							
Land and natural resources	(0.14)	-	-	(0.03)	0.13	(0.04)	-
Buildings and other structures	(0.40)	-	-	-	0.39	(0.01)	-
TOTAL IMPAIRMENT	**(0.54)**	**-**	**-**	**(0.03)**	**0.52**	**(0.05)**	**-**
TOTAL INVESTMENT PROPERTY	**331.47**	**(10.09)**	**-**	**16.77**	**(23.82)**	**314.33**	**533.78**

Figures in million euros

The main addition in financial year 2004 was the Manuel Cortina no. 2 building in Madrid, amounting to €19.49 million, which changed from own use to tangible investment.

The market value of investment property corresponds with the appraisal value determined by the Directorate General for Insurance and Pension Funds or by the authorised independent appraisal entity.

Lease revenues and expenses deriving from investment property in financial years 2005 and 2004 are detailed in the following table.

Concept	Investments of:					
	Operations		Equity		Total	
	2005	2004	2005	2004	2005	2004
Revenues from investment property						
From rentals	34.16	33.43	4.44	4.49	38.60	37.92
Gains on disposals	6.34	4.78	0.07	–	6.41	4.78
Gains on disposals	**40.50**	**38.21**	**4.51**	**4.49**	**45.01**	**42.70**
Expenses from investment property						
Direct operating expenses	17.23	17.47	2.14	2.30	19.37	19.77
Losses on disposals	–	–	–	0.01	–	0.01
Total expenses from investment property	**17.23**	**17.47**	**2.14**	**2.31**	**19.37**	**19.78**

Figures in million euros

The impairment loss in the year is recorded under "Allocation to the asset impairment provision" and the reversion under "Reversion of the asset impairment provision" in the income statement.

6.3. LEASES

The Group has the following elements subject to operational lease agreements:

Type of asset	Net book value		Maximum duration of agreements (years)		Years elapsed	
	2005	2004	2005	2004	2005	2004
Investment property	345.13	314.33	25	25	10	9

Figures in million euros

As at 31 December, minimum future collections from the last two years, to be received in the concept of operational lease agreements not liable of cancellation, are as follows:

Concept	2005	2004
Below one year	22.70	22.67
Over one year but below five years	48.88	43.94
More than five years	7.02	17.73
Total	**78.60**	**84.34**

Figures in million euros

The Group is a lessee pursuant to operational leases of buildings and other tangible assets.

These leases have a maximum duration of 15 years, without renewal clauses provided for in the agreements. There is no restriction whatsoever for the lessee with respect to entering into these leases.

As at 31 December, minimum future collections from the last years, to be received in the concept of operational lease agreements not liable of cancellation, are as follows:

Concept	2005	2004
Below one year	3.96	4.08
Over one year but below five years	5.08	4.92
More than five years	6.05	6.84
Total	**15.09**	**15.84**

Figures in million euros

Contingent payments recorded as expense in financial years 2005 and 2004 amount to €0.31 million and €0.35 million, respectively.

6.4. FINANCIAL INVESTMENTS

As at 31 December 2005 and 2004, the breakdown of financial investments is as follows:

Concept	Book value	
	2005	2004
PORTFOLIO HELD TO MATURITY		
Fixed income	475.52	410.16
Other investments	217.85	294.21
Total portfolio held to maturity	**693.37**	**704.37**
PORTFOLIO AVAILABLE FOR SALE		
Equities	439.53	408.17
Fixed income	16,124.01	14,281.18
Investment funds	840.52	739.09
Others	105.25	244.68
Total portfolio available for sale	**17,509.31**	**15,673.12**
TRADING PORTFOLIO		
Derivatives (non hedging):		
Swaps	7.17	–
Others derivatives	–	0.23
Equities	8.97	2.13
Fixed income	1,251.26	1,056.07
Investment funds	64.77	55.50
Others	50.99	94.83
Total trading portfolio	**1,383.16**	**1,208.76**

Figures in million euros

Portfolio held to maturity

A breakdown is given below of investments earmarked to the portfolio held to maturity, as at 31 December 2005 and 2004.

Concept	Book value (amortised cost)		Fair value		Revenues from interests		Impairment			
							Recorded loss		Gains on reversal	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Fixed income	475.52	410.16	478.00	414.25	38.16	30.39	–	–	–	–
Other investments	217.85	294.21	216.71	294.21	6.75	6.99	–	–	–	–
Total	**693.37**	**704.37**	**694.71**	**708.46**	**44.91**	**37.38**	**–**	**–**	**–**	**–**

Figures in million euros

Portfolio available for sale

A breakdown is given below of investments earmarked to the portfolio available for sale, as at 31 December 2005 and 2004.

Concept	Book value (fair value)		Impairment			
			Recorded loss		Gains on reversal	
	2005	2004	2005	2004	2005	2004
Equities	439.53	408.17	(0.03)	-	0.01	-
Fixed income	16,124.01	14,281.18	-	-	0.04	-
Investment funds	840.52	739.09	-	-	-	-
Others	105.25	244.68	-	-	-	0.19
Total	**17,509.31**	**15,673.12**	**(0.03)**	**-**	**0.05**	**0.19**

Figures in million euros

Valuation adjustments in the portfolio investments amount to €,870.42 million and €1,678.50 million as at 31 December 2005 and 2004, respectively, which have been recorded in equity net of the tax effect.

Transfers to the income statement of valuation adjustments of portfolio investments in previous financial years, carried out during years 2005 and 2004, amount to €70.13 million and €38.04 million, both net, respectively.

Trading portfolio

Capital gains and losses of the trading portfolio are recorded in the income statement. The relevant information is included in Note 6.16 "Revenues and expenses from investments".

The fixed income investments of the trading portfolio include €542.21 million and €624.11 million as at 31 December 2005 and 2004, respectively, corresponding to monetary assets and government debt sold temporarily, with a non optional repurchase agreement.

Interest rate risk

The following table details the significant information of the last two financial years in relation to the interest rate risk of financial assets:

Portfolio	Amount of asset with exposure to interest rate risk in:						Total	
	Fair value (fixed interest rate)		Cash flow (Variable interest rate)		Not exposed to risk			
	2005	2004	2005	2004	2005	2004	2005	2004
Held to maturity	604.75	683.14	-	0.02	88.62	21.21	693.37	704.37
Available for sale	15,806.39	14,240.31	484.17	178.57	1,218.75	1,254.24	17,509.31	15,673.12
Trading	1,295.38	1,134.94	9.18	3.57	78.60	70.25	1,383.16	1,208.76
Total	**17,706.52**	**16,058.39**	**493.35**	**182.16**	**1,385.97**	**1,345.70**	**19,585.84**	**17,586.25**

Figures in million euros

The following tables show, for financial years 2005 and 2004, the maturities, average interest rate and modified duration of the different financial investment portfolios:

31 December 2005

Concept	Closing balance	Maturity: 1 year	2 years	3 years	4 years	5 years	Beyond or without maturity	Average interest rate %	Modified duration %
PORTFOLIO HELD TO MATURITY									
Fixed income	475.52	113.44	22.19	15.52	24.78	11.03	288.56	5.27	4.70
Other investments	217.85	194.67	7.38	10.28	3.73	0.30	1.49	3.00	-
Total portfolio held to maturity	**693.37**	**308.11**	**29.57**	**25.80**	**28.51**	**11.33**	**290.05**	**-**	**-**
PORTFOLIO AVAILABLE FOR SALE									
Fixed income	16,124.01	873.08	853.71	750.52	1,152.94	1,041.10	11,452.66	3.20	7.47
Other investments	105.25	91.79	6.79	0.19	0.01	4.48	1.99	18.44	-
Total portfolio available for sale	**16,229.26**	**964.87**	**860.50**	**750.71**	**1,152.95**	**1,045.58**	**11,454.65**	**-**	**-**
TRADING PORTFOLIO									
Swaps	7.17	-	-	-	-	-	7.17	-	-
Fixed income	1,251.26	1,083.04	26.04	45.73	27.04	18.53	50.88	10.26	2.25
Others	50.99	25.20	21.71	0.10	0.10	3.18	0.70	9.25	-
Total trading portfolio	**1,309.42**	**1,108.24**	**47.75**	**45.83**	**27.14**	**21.71**	**58.75**	**-**	**-**

Figures in million euros

31 December 2004

Concept	Closing balance	Maturity: 1 year	2 years	3 years	4 years	5 years	Beyond or without maturity	Average interest rate %	Modified duration %
PORTFOLIO HELD TO MATURITY									
Fixed income	410.16	98.38	37.39	11.25	11.66	16.69	234.79	6.06	6.69
Other investments	294.21	271.48	6.71	5.09	7.75	3.02	0.16	0.38	-
Total portfolio held to maturity	**704.37**	**369.86**	**44.10**	**16.34**	**19.41**	**19.71**	**234.95**	**-**	**-**
PORTFOLIO AVAILABLE FOR SALE									
Fixed income	14,281.18	877.32	471.97	615.57	640.33	1,135.15	10,540.84	3.88	7.49
Other investments	244.68	237.46	0.81	0.23	-	1.40	4.78	2.34	-
Total portfolio available for sale	**14,525.86**	**1,114.78**	**472.78**	**615.80**	**640.33**	**1,136.55**	**10,545.62**	**-**	**-**
TRADING PORTFOLIO									
Swaps	0.23	-	-	-	-	-	0.23	-	-
Fixed income	1,056.07	980.64	34.81	16.79	9.57	8.81	5.45	7.53	2.72
Others	94.83	34.49	21.84	17.35	1.59	0.33	19.23	4.81	-
Total trading portfolio	**1,151.13**	**1,015.13**	**56.65**	**34.14**	**11.16**	**9.14**	**24.91**	**-**	**-**

Figures in million euros

The modified duration is a reflection of the sensitivity of the value of the assets to interest rate movements, and represents the percentage variation in the fair value of the financial assets per each percentage point of variation in interest rates. For its calculation, the percentage variation of each financial asset is weighted against its market value.

Credit risk

The following table provides significant information of the last two financial years in relation to the credit risk of fixed income securities:

Credit rating of issuers	Book value					
	Portfolio held to maturity		Portfolio available for sale		Trading portfolio	
	2005	2004	2005	2004	2005	2004
AAA	362.38	340.36	5,730.39	5,631.13	1,125.58	1,033.20
AA	44.73	15.41	8,343.08	6,718.25	47.30	17.21
A	12.84	13.84	1,669.03	1,579.93	47.74	2.61
BBB	18.35	13.98	62.72	93.12	16.27	2.00
BB or lower	28.00	25.82	250.60	114.60	14.37	1.05
Without credit rating	9.22	0.75	68.19	144.15	-	-
Total	**475.52**	**410.16**	**16,124.01**	**14,281.18**	**1,251.26**	**1,056.07**

Figures in million euros

Currency risk

The following table shows a breakdown of financial investments according to the currencies in which they are denominated at the closing of the last two financial years.

Currency	Book value							
	Portfolio held to maturity		Portfolio available for sale		Trading portfolio		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Euro	134.90	239.23	16,593.61	14,979.13	952.98	943.25	17,681.49	16,161.61
US Dollar	380.27	293.76	620.38	468.92	34.92	21.65	1,035.57	784.33
Mexican Peso	66.67	80.92	4.71	4.55	150.57	116.77	221.95	202.24
Brazilian Real	66.89	59.63	16.96	11.28	136.84	51.91	220.69	122.82
Chilean Peso	9.08	6.16	91.10	81.10	13.05	11.23	113.23	98.49
Venezuelan Bolivar	2.59	-	98.45	72.03	-	-	101.04	72.03
Argentinean Peso	-	0.01	-	-	80.42	61.50	80.42	61.51
Colombian Peso	23.01	19.51	7.77	5.13	6.49	0.61	37.27	25.25
Pound Sterling	2.07	0.50	29.66	23.44	4.18	0.73	35.91	24.67
Canadian Dollar	-	0.49	20.72	15.37	-	-	20.72	15.86
Other currencies	7.89	4.16	25.95	12.17	3.71	1.11	37.55	17.44
Total	**693.37**	**704.37**	**17,509.31**	**15,673.12**	**1,383.16**	**1,208.76**	**19,585.84**	**17,586.25**

Figures in million euros

6.5. HEDGE TRANSACTIONS

The following table details the hedge transactions in force at the closing of the last two financial years.

Concept	Derivatives for fair value hedge					
			Capital gains (losses) allocated to results			
	Book value (fair value)		Realised		Unrealised	
	2005	2004	2005	2004	2005	2004
Swaps	19.15	24.70	3.11	5.27	(2.72)	5.60
Total	**19.15**	**24.70**	**3.11**	**5.27**	**(2.72)**	**5.60**

Figures in million euros

The risk covered is the interest rate in the fair value of the issue of debentures that is described in Note 6.11.

6.6. INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS BEARING THE INVESTMENT RISK

The following table shows the composition of the heading of investments on account of life policyholders bearing the investment risk as at 31 December 2005 and 2004:



Concept	Book value		Results			
			Realised		Unrealised	
	2005	2004	2005	2004	2005	2004
Investment fund units	299.70	361.14	37.35	18.09	(11.71)	0.21
Total	**299.70**	**361.14**	**37.35**	**18.09**	**(11.71)**	**0.21**

Figures in million euros

6.7. INVENTORIES

The following tables detail the movements of the heading of inventories in the last two financial years:

Financial Year 2005

Concepts	Opening balance	Adjustments to opening balance	Adjustments to opening balance	Additions	Cancellations	Closing balance
Land	47.11	–	–	222.12	(0.26)	268.97
Finished buildings	1.51	–	–	0.06	(0.31)	1.26
Developments and works in progress	12.96	–	–	55.26	(30.21)	38.01
Ancillary material	0.78	–	–	0.20	–	0.98
Total	**62.36**	**–**	**–**	**277.64**	**(30.78)**	**309.22**

Figures in million euros

Additions correspond to purchases of land and developments made by MAPFRE INMUEBLES in the fulfilment of its activity.

Financial Year 2004

Concepts	Opening balance	Adjustments to opening balance	Adjustments to opening balance	Additions	Cancellations	Closing balance
Land	57.22	–	–	2.49	(12.60)	47.11
Finished buildings	1.70	–	–	21.37	(21.56)	1.51
Developments and works in progress	12.53	–	–	32.11	(31.68)	12.96
Ancillary material	–	–	0.78	–	–	0.78
Total	**71.45**	**–**	**0.78**	**55.97**	**(65.84)**	**62.36**

Figures in million euros

6.8. CREDITS AND RECEIVABLES

The following table shows the composition of credits and receivables as at 31 December 2005 and 2004; also, it shows the impairment losses and gains on reversal of impairment recorded in financial years 2005 and 2004:

Concept	Gross amount		Impairment provision		Net balance in the balance sheet		Impairment			
							Recorded losses		Gains on reversal	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Receivables on direct insurance and coinsurance transactions	1,174.50	948.54	(0.79)	(1.72)	1,173.71	946.82	–	–	0.93	0.02
Receivables on reinsurance transactions	288.48	187.12	(7.16)	(1.34)	281.32	185.78	(5.82)	(0.01)	–	0.12
Tax credits	82.05	53.14	–	–	82.05	53.14	–	–	–	–
Tax credits	146.78	119.84	(0.65)	(2.92)	146.13	116.92	–	–	2.27	–
Total	**1,691.81**	**1,308.64**	**(8.60)**	**(5.98)**	**1,683.21**	**1,302.66**	**(5.82)**	**(0.01)**	**3.20**	**0.14**

Figures in million euros

The balances included under credits and receivables do not accrue interest and, generally, settlement is made in the following year.

6.9 CASH AND BANKS

During financial years 2005 and 2004, expenditure has been made in investments in Group companies, the most significant one being the acquisition in August 2005 by MAPFRE VERA CRUZ SEGURADORA of 51% in the shares with voting rights of NOSSA CAIXA SEGUROS E PREVIDÊNCIA, an unlisted company located in Brazil and specialising in Life Insurance.

The fair values of the identifiable assets and liabilities of NOSSA CAIXA SEGUROS E PREVIDÊNCIA on the date of acquisition were as follows:

Concept	100%	51%
ASSETS		
Intangible assets	0.06	0.03
Property, plant and equipment	0.05	0.03
Investments	19.28	9.83
Credits	0.03	0.02
TOTAL ASSETS	**19.42**	**9.91**
LIABILITIES		
Technical provisions	14.66	7.48
Debts	0.34	0.17
TOTAL LIABILITIES	**15.00**	**7.65**
Fair value of net assets	4.42	2.26
Goodwill		79.79
Total cost		**82.05**

Figures in million euros

The total acquisition cost includes costs directly attributable to the purchase amounting to €0.53 million in the concept of fees paid to independent professionals, lawyers and financial advisers. The mentioned investment was self-funded.

Likewise, throughout 2005 and 2004, disposals have been made of investments in associated undertakings, amounting to €8.42 million and €1.71 million, respectively, from the sale of two tranches of the shareholding in PROGRESS ASSICURAZIONI S.P.A.

There are no significant monetary transactions related to investment and funding activities excluded from the cash flow statements.

6.10. EQUITY

Share capital

Share capital is recorded for the nominal value of shares being fully paid-up or the payment of which has been called.

The controlling Company's share capital as at 31 December 2005 is represented by 238,900,706 ordinary shares, with a nominal value of €0.5 each, fully subscribed and paid-up. All the shares confer the same political and economic rights.

On 15 April 2004, a capital increase was carried out by issuing 57,336,170 new ordinary registered shares with a nominal value of €0.5 each, which were fully subscribed and paid-up. These shares were issued at a rate of 1.746%, namely, a price of €8.73 each, of which €0.5 corresponded to their nominal value and the remaining €8.23 were allocated to the legal reserve until reaching 20% of the share capital, and the remainder to voluntary reserves. The said capital increase generated expenses amounting to €8.69 million, which amount has been deducted from equity, net of the tax effect, by €5.65 million, in the account "Valuation adjustment reserves".

MAPFRE MUTUALIDAD holds a 55.77% interest in the company's capital as at 31 December 2004 and 54.90% as at 31 December 2005.

All the shares representing the controlling Company's capital are listed on the Madrid and Barcelona Stock Exchanges.

Valuation adjustment reserves

It includes the equity reserves arising from fair value adjustments of the different assets and liabilities that, pursuant to IFRS, must be directly recorded in the equity accounts, as well as all IFRS valuation adjustments on the date of transition, and the above mentioned capital increase expenses.

Restrictions on the availability of reserves

- The "Reserves" item includes the legal reserve, amounting to €23.89 million as at 31 December 2005 and 2004, which may not be distributed among shareholders, except in the event of winding-up of the controlling Company, and may be used only to offset eventual losses.

- The same item also includes balances from the controlled companies MAPFRE SEGUROS GENERALES, MAPFRE GUANARTEME and MAPFRE EMPRESAS in the concept of Restatement Reserve Royal-Decree Act 7/1996, amounting to €7.85 million, €2.84 million and €1.51 million, respectively. The balance of this reserve corresponds to updating carried out under the mentioned Royal-Decree. Upon expiry of the periods established by the said Spanish regulations for checking balances, they may be used to offset losses or to increase the share capital. After ten years, the said balances may be allocated to freely available reserves.

- In addition, the "Reserves" item includes the reserve on redenomination of the share capital to Euros amounting to €0.5 million, pursuant to the provisions of article 28 of Act 46/1998.

6.11. FINANCIAL LIABILITIES

The detail in the last two financial years of financial liabilities grouped by maturity is as follows:

Financial Year 2005

Concept	Maturing on:						Closing balance
	2006	2007	2008	2009	2010	Beyond	
Issuance of debentures and other negotiable securities	16.27	15.70	15.14	14.58	14.04	237.85	313.58
Due to credit institutions	154.97	2.22	42.79	0.18	0.18	1.22	201.56
Other financial liabilities	102.66	123.29	213.72	189.09	-	-	628.76
Total	**273.90**	**141.21**	**271.65**	**203.85**	**14.22**	**239.07**	**1,143.90**

Figures in million euros

Financial Year 2004

Concept	Maturing on:						Closing balance
	2005	2006	2007	2008	2009	Beyond	
Issuance of debentures and other negotiable securities	16.31	15.79	15.23	14.66	14.07	239.89	315.95
Due to credit institutions	80.00	2.32	0.59	0.14	0.14	1.07	84.26
Other financial liabilities	161.58	59.36	123.29	213.72	189.09	-	747.04
Total	**257.89**	**77.47**	**139.11**	**228.52**	**203.30**	**240.96**	**1,147.25**

Figures in million euros

A breakdown is given below of financial liabilities according to the currency in which they are instrumented:

Currency	Financial Year	
	2005	2004
Euro	1,083.46	1,091.69
US Dollar	42.33	37.83
Brazilian Real	1.19	2.42
Chilean Peso	4.24	3.61
Colombian Peso	0.03	0.03
Pound Sterling	12.65	11.66
Other currencies	-	0.01
Total	**1,143.90**	**1,147.25**

Figures in million euros

The following table provides details on the fair value of financial liabilities:

Concept	Book value		Fair value	
	2005	2004	2005	2004
Issuance of debentures and other negotiable securities	313.58	315.95	313.58	315.95
Due to credit institutions	201.56	84.26	201.56	84.26
Other financial liabilities	628.76	747.04	628.76	747.04
Total	**1,143.90**	**1,147.25**	**1,143.90**	**1,147.25**

Figures in million euros

A breakdown of financial liabilities with exposure to interest rate risk is given below:

Concept	Amount of liability exposed to the interest rate risk in:							
	Fair value (Fixed interest rate)		Cash flow (Variable interest rate)		Non exposed to risk		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Issuance of debentures and other negotiable securities	313.58	315.95	-	-	-	-	313.58	315.95
Due to credit institutions	2.10	9.66	184.63	64.94	14.83	9.66	201.56	84.26
Other financial liabilities	619.86	743.19	6.44	3.81	2.46	0.04	628.76	747.04
Total	**935.54**	**1,068.80**	**191.07**	**68.75**	**17.29**	**9.70**	**1,143.90**	**1,147.25**

Figures in million euros

Issuance of debentures and other negotiable securities

As at 31 December 2005 and 2004, the balance of this account includes the nominal amount of debentures issued by the controlling Company, their most significant terms and conditions being as follows:

Nature of the issue: simple debentures represented by book entries.
Total amount: €275 million
No. of securities: 2,750
Nominal per security: €100,000
Issuance date: 12 July 2001
Term: 10 years
Maturity: 12 July 2011
Repayment: In a lump sum at maturity, at par, free of expenses for holders.
Listing: Mercado AIAF de Renta Fija
Coupon: 6.02% per annum, payable on the anniversaries of the issuance date until the final maturity date inclusive.
Rating of issue: AA- (Standard & Poor's).

On 28 February 2002, an interest rate swap was agreed on the total amount of the issue, restructured on 23 June 2003, whereby the controlling Company receives on an annual basis an amount equivalent to 6.02% up to the final maturity of the issue, and undertakes to pay the 6 month Euribor plus 1.62%, with the maximum limit of 6.02% per annum. This swap is accounted for at fair value under "Other Investments".

Due to credit institutions

The amounts due to credit institutions as at 31 December 2005 and 2004 break down as follows:

Type of debt	Amount		Average interest rate		Security given	
	2005	2004	2005	2004	2005	2004
Financial leases	3.23	3.09	5.80%	5.80%	-	-
Credit facilities	121.42	69.66	2.56%	5.15%	-	-
Loans	76.86	8.54	2.54%	3.00%	33.44	7.35
Others	0.05	2.97	-	-	-	-
Total	**201.56**	**84.26**	**-**	**-**	**33.44**	**7.35**

Figures in million euros

Other financial liabilities

"Other financial liabilities" include €541.75 million and €622.95 million as at 31 December 2005 and 2004, respectively, corresponding to temporary assignment of assets with non optional repurchase agreement.

Furthermore, "Other financial liabilities" includes the amount of other payment obligations of a financial nature, not included in other items.

6.12. TECHNICAL PROVISIONS

1. Detail of the technical provisions balance

The following table shows the composition of the balance of each one of the technical provisions recorded in the balance sheet in the last two financial years.

Concept	Direct insurance		Accepted reinsurance		Ceded and retroceded reinsurance	
	2005	2004	2005	2004	2005	2004
Provisions for unearned premiums and for risks in progress Non Life						
Provision for unearned premiums	1,306.31	1,037.58	523.39	410.39	616.89	475.30
Provision for risks in progress	454.65	355.68	0.29	0.29	-	-
Provisions for Life insurance						
Provisions for Life insurance and for risks in progress						
Provision for unearned premiums	41.81	83.48	59.85	46.40	33.05	11.54
Provision for risks in progress	10.91	0.48	-	-	-	-
Mathematical reserves	14,303.30	12,991.25	61.14	53.91	0.60	23.58
Provisions for profit sharing	1.78	1.29	-	-	-	-
Provisions for claims						
Pending settlement or payment	1,840.65	1,444.54	647.12	350.90	863.80	575.85
Claim events occurred but unreported (IBNR)	551.86	421.91	9.04	2.90	127.84	76.95
For claim settlement internal expenses	23.72	19.30	0.47	0.21	0.07	1.89
Other technical provisions						
Death	255.40	206.73	9.49	-	-	-
Others	26.34	35.46	-	-	-	-
Total	**18,816.73**	**16,597.70**	**1,310.79**	**865.00**	**1,642.25**	**1,165.11**

Figures in million euros

2. Variation in technical provisions

2.1. PROVISIONS FOR UNEARNED PREMIUMS, FOR RISKS IN PROGRESS, FOR CLAIMS, FOR PROFIT SHARING, AND OTHER TECHNICAL PROVISIONS

A) Direct Insurance and accepted Reinsurance

Financial Year 2005

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	Additions	Cancellations	Closing balance
Provision for unearned premiums-Life	129.88	–	–	101.66	(129.88)	101.66
Provision for risks in progress-Life	0.48	–	–	10.91	(0.48)	10.91
Provision for profit sharing	1.29	–	–	0.49	–	1.78
Provision for unearned premiums-Non Life	1,447.97	32.44	–	2,070.45	(1,721.16)	1,829.70
Provisions for risks in progress-Non Life	355.97	5.85	–	106.26	(13.14)	454.94
Provision for claims	2,239.76	88.10	–	2,318.62	(1,573.62)	3.072.86
Other technical provisions	242.19	9.69	3.59	160.76	(125.00)	291.23
TOTAL	**4,417.54**	**136.08**	**3.59**	**4,769.15**	**(3,563.28)**	**5,763.08**

Figures in million euros

Financial Year 2004

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	Additions	Cancellations	Closing balance
Provision for unearned premiums-Life	105.37	–	–	129.88	(105.37)	129.88
Provision for risks in progress-Life	0.43	–	–	0.48	(0.43)	0.48
Provision for profit sharing	1.29	–	–	–	–	1.29
Provision for unearned premiums-Non Life	1,392.29	(15.39)	–	1,420.24	(1,349.17)	1,447.97
Provisions for risks in progress-Non Life	189.82	(10.89)	–	191.10	(14.06)	355.97
Provision for claims	1,933.22	(16.26)	–	2,198.52	(1,875.78)	2,239.76
Other technical provisions	215.69	(0.01)	–	128.54	(102.03)	242.19
TOTAL	**3,838.11**	**(42.55)**	**-**	**4,068.82**	**(3,446.84)**	**4,417.54**

Figures in million euros

B) Ceded and retroceded reinsurance

Financial Year 2005

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	Additions	Cancellations	Closing balance
Provision for unearned premiums-Life	11.54	6.45	–	194.13	(179.07)	33.05
Provision for unearned premiums-Non Life	475.30	19.07	–	1,347.49	(1,224.97)	616.89
Provision for claims	654.69	27.61	–	558.48	(249.07)	991.71
TOTAL	**1,141.53**	**53.13**	**-**	**2,100.10**	**(1,653.11)**	**1,641.65**

Figures in million euros

Financial Year 2004

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	Additions	Cancellations	Closing balance
Provision for unearned premiums-Life	10.25	(0.54)	-	9.43	(7.60)	11.54
Provision for unearned premiums-Non Life	481.72	(3.14)	-	542.73	(546.01)	475.30
Provision for claims	612.91	(3.33)	-	316.46	(271.35)	654.69
TOTAL	**1,104.88**	**(7.01)**	**-**	**868.62**	**(824.96)**	**1,141.53**

Figures in million euros

2.2. MATHEMATICAL RESERVES

Concept	Direct insurance and accepted reinsurance		Ceded and retroceded reinsurance	
	2005	2004	2005	2004
Mathematical reserve at beginning of year	**13,045.16**	**11,843.85**	**23.58**	**20.83**
Adjustments to opening balance	12.84	1.22	0.18	1.12
Incorporation to perimeter (balance of reserve on incorporation date)	11.07	-	-	-
Premiums	1,319.28	1,679.44	0.86	42.44
Technical interests	890.78	456.55	0.03	2.05
Attribution of profit sharing	11.43	9.15	-	-
Payments/collections of claims	(1,388.33)	(1,531.46)	(23.04)	(38.17)
Provision adequacy test	6.27	1.76	-	-
Tacit accounting adjustments	462.76	589.00	-	-
Others	(6.82)	(4.35)	(1.01)	(4.69)
Exit from perimeter (balance of reserve on exit date)	-	-	-	-
Mathematical reserve at year end	**14,364.44**	**13,045.16**	**0.60**	**23.58**

Figures in million euros

2.3. DEATH PROVISION

Concept	Direct insurance and accepted reinsurance	
	2005	2004
Provision at beginning of year	**206.73**	**180.36**
Adjustments to opening balanceal	9.49	-
Incorporation to perimeter (balance of provision on incorporation date)	-	-
Premiums	118.18	113.56
Technical interests	10.00	9.70
Payment of claims	(90.32)	(86.91)
Provision adequacy test	-	(6.79)
Others	10.81	(3.19)
Exit from perimeter (balance of provision on exit date)	-	-
Provision at year end	**264.89**	**206.73**

Figures in million euros

3. Other information

3.1. TECHNICAL PROVISIONS RELATING TO LIFE INSURANCE WHEN POLICYHOLDERS BEAR THE INVESTMENT RISK

Concept	Direct insurance and accepted reinsurance	
	2005	2004
Provision at beginning of year	**361.14**	**446.10**
Adjustments to opening balance	–	–
Incorporation to perimeter (balance of provision on incorporation date)	–	–
Premiums	21.67	21.79
Payment of claims	(106.80)	(123.21)
Gain in the valuation of assets	23.69	16.46
Loss in the valuation of assets	–	–
Recognised losses from provision adequacy test	–	–
Others	–	–
Exit from perimeter (balance of provision on exit date)	–	–
Provision at year end	**299.70**	**361.14**

Figures in million euros

3.2. PROVISION FOR RISKS IN PROGRESS

The allocation of the provision for risks in progress has been effected by the Group's insurance companies according to the principles stated in Note 5.15.

3.3. INFORMATION ON LIFE INSURANCE

The allocation of an additional provision to life insurance, due to inadequate returns, has not been necessary.

The following table shows the characteristics of the main types of Life Insurance policies marketed by Group companies in 2004 and 2005:

Type	Tables	Technical interest rate
Individual contracts, with regular premium, and with or without profit sharing.	GKM 80/95 GKM-95 GRM/F-95	5.00%-5.57%
Individual contracts, with single premium, and without profit sharing.	GKM-95 GRM/F-95	2.70%-4.78%
Collective contracts, with regular premium, with profit sharing.	GKM-95	3.19%
Collective contracts, with single premium, without profit sharing.	PERM/F 2000 GKM-95 GRM/F-95	3.45%-5.92%

3.4. EVOLUTION OF CLAIMS

The following table shows the evolution of claims for Non Life direct insurance from the year of occurrence until the closing of financial years 2005 and 2004.

Financial Year 2005				Financial Year 2004			
Year of occurrence	Concept	Cost recorded in year of occurrence	Cost incurred as at 31.12.2005	Cost incurred as at	Concept	Cost recorded in year of occurrence	Cost incurred as at 31.12.2004
1999 and before	Outstanding provision	848.25	206.18	1998 y anteriores	Outstanding provision	602.48	123.45
	Accumulated payments	1,274.84	1,838.49		Accumulated payments	728.82	1,155.80
	Total cost	**2,123.09**	**2,044.67**		**Total cost**	**1,331.30**	**1,279.25**
2000	Outstanding provision	485.78	54.04	1999	Outstanding provision	382.17	77.86
	Accumulated payments	659.43	1,025.90		Accumulated payments	518.24	772.40
	Total cost	**1,145.21**	**1,079.94**		**Total cost**	**900.41**	**850.26**
2001	Outstanding provision	573.72	100.60	2000	Outstanding provision	480.53	62.19
	Accumulated payments	905.38	1,330.61		Accumulated payments	637.18	976.41
	Total cost	**1,479.10**	**1,431.21**		**Total cost**	**1,117.71**	**1,038.60**
2002	Outstanding provision	660.25	143.27	2001	Outstanding provision	574.06	115.47
	Accumulated payments	992.44	1,459.00		Accumulated payments	877.64	1,283.78
	Total cost	**1,652.69**	**1,602.27**		**Total cost**	**1,451.70**	**1,399.25**
2003	Outstanding provision	846.06	212.47	2002	Outstanding provision	662.42	175.99
	Accumulated payments	1,118.24	1,715.32		Accumulated payments	963.36	1,411.13
	Total cost	**1,964.30**	**1,927.79**		**Total cost**	**1,625.78**	**1,587.12**
2004	Outstanding provision	901.86	411.45	2003	Outstanding provision	817.75	321.77
	Accumulated payments	1,275.63	1,737.37		Accumulated payments	1,085.35	1,559.05
	Total cost	**2,177.49**	**2,148.82**		**Total cost**	**1,903.10**	**1,880.82**
2005	Outstanding provision	1,165.40	1,165.40	2004	Outstanding provision	907.89	907.89
	Accumulated payments	1,555.63	1,555.63		Accumulated payments	1,280.11	1,280.11
	Total cost	**2,721.03**	**2,721.03**		**Total cost**	**2,188.00**	**2,188.00**

Figures in million euros

The percentage subject to allocation to ceded reinsurance of the claims shown in the preceding table amounts overall to 19.65% and 22.98% in financial years 2005 and 2004, respectively.

Details on the evolution of claims per year of occurrence in accepted reinsurance are not provided because, generally, ceding companies follow accounting methods different from the year of occurrence. Nevertheless, during the present financial year, MAPFRE RE has ordered a study on the adequacy of the technical provisions established at the end of year 2004. The said study has been carried out by an independent and prestigious expert firm and has revealed the adequacy of such provisions.

6.13. PROVISIONS FOR RISKS AND EXPENSES

The following tables detail the movements of the provisions for risks and expenses in the last two financial years.

Financial Year 2005

Concept	Opening balance	Adjustments to opening balance	Appropriations		Cancellations		Closing balance
			Allocated provisions	Increased value on discount	Applied provisions	Reverted provisions	
Provision for taxes	28.94	-	23.74	-	(4.15)	(2.74)	45.79
Provision for payment of liquidation treaties	2.62	-	1.43	-	(0.50)	-	3.55
Provisions for restructuringn	11.81	-	1.10	-	(2.76)	-	10.15
Other provisions on staff related commitments	21.41	(0.10)	8.91	-	(17.02)	(0.04)	13.16
Other provisions	44.53	-	19.75	-	(29.21)	-	35.07
Total	**109.31**	**(0.10)**	**54.93**	-	**(53.64)**	**(2.78)**	**107.72**

Figures in million euros

Financial Year 2004

Concept	Opening balance	Adjustments to opening balance	Appropriations		Cancellations		Closing balance
			Allocated provisions	Increased value on discount	Applied provisions	Reverted provisions	
Provision for taxes	28.71	(0.42)	7.05	0.53	(6.93)	-	28.94
Provision for payment of liquidation treaties	2.74	-	0.42	-	(0.54)	-	2.62
Provisions for restructuring	8.92	-	6.58	-	(3.69)	-	11.81
Other provisions on staff related commitments	20.74	(0.02)	4.22	0.18	(3.68)	(0.03)	21.41
Other provisions	45.38	-	18.91	0.01	(17.62)	(2.15)	44.53
Total	**106.49**	**(0.44)**	**37.18**	**0.72**	**(32.46)**	**(2.18)**	**109.31**

Figures in million euros

The provisions for risks and expenses include the estimated amounts of tax debts, payments on liquidation treaties, reversion fund, restructuring, staff incentives, and others deriving from the activities of the companies forming the Group, the settlement of which will take place over the coming years. The estimation of the allocated amount or of the timeframe when the provision will be liquidated is affected by uncertainties on the resolution of filed appeals and the evolution of other parameters. The preparation of assumptions on future events in order to determine the value of the provision has not been necessary.

6.14. DEPOSITS RECEIVED ON CEDED AND RETROCEDED REINSURANCE

Deposits on ceded and retroceded reinsurance represent guarantees given to reinsurers depending upon the reinsurance coverage contracts entered into according to usual business practices. The said deposits accrue interest to be paid and the average rollover period is quarterly, in general. Liquidation of the said interest is made quarterly.

6.15. DEBTS

The balances included in the heading of debt on direct insurance transactions and coinsurance, on reinsurance transactions, tax debt and other debts do not accrue any interest to be paid and, generally, their liquidation is carried out in the following financial year.

6.16. REVENUES AND EXPENSES FROM INVESTMENTS

The detail of revenues and expenses from investments for financial years 2005 and 2004 is shown below:

REVENUES FROM INVESTMENTS

Concept	Revenues from investments:					
	Operations		Equity		Total	
	2005	2004	2005	2004	2005	2004
REVENUES FROM INTEREST, DIVIDENDS AND SIMILAR						
Investment property	34.16	33.43	4.44	4.49	38.60	37.92
Revenues from portfolio held to maturity	38.16	30.39	6.75	6.99	44.91	37.38
Revenues from portfolio available for sale	990.44	894.74	13.31	17.51	1,003.75	912.25
Revenues from the trading portfolio	77.80	43.72	14.41	5.63	92.21	49.35
Dividends from Group companies	-	-	0.05	-	0.05	-
Other financial returns	19.39	22.21	17.21	14.78	36.60	36.99
Total revenues	**1,159,95**	**1,024.49**	**56.17**	**49.40**	**1,216.12**	**1,073.89**
REALISED AND UNREALISED GAINS						
Net realised gains:						
Investment property	6.34	4.78	0.07	-	6.41	4.78
Financial investments portfolio held to maturity	-	-	-	-	-	-
Financial investments portfolio available for sale	71.43	39.27	7.37	6.31	78.80	45.58
Financial investments trading portfolio	1.47	4.40	0.01	0.29	1.48	4.69
Net unrealised gains:						
Increase in fair value of the trading portfolio	0.43	0.01	-	-	0.43	0.01
Portfolio available for sale	20.68	83.77	0.01	-	20.69	83.77
Trading portfolio	2.94	1.40	-	-	2.94	1.40
Others	1.22	4.18	0.02	0.28	1.24	4.46
Total gains	**104.51**	**137.81**	**7.48**	**7.11**	**111.99**	**144.92**
Total revenues from investments	**1,264.46**	**1,162.30**	**63.65**	**56.51**	**1,328.11**	**1,218.81**

Figures in million euros

EXPENSES FROM INVESTMENTS

Concept	Expenses from investments:					
	Operations		Equity		Total	
	2005	2004	2005	2004	2005	2004
FINANCIAL EXPENSES						
Investment property	17.23	17.47	2.14	2.30	19.37	19.77
Expenses from the portfolios and associated liabilities	206.67	226.81	9.26	4.99	215.93	231.80
Other financial expenses	28.13	40.96	6.37	6.74	34.50	47.70
Total expenses	**252.03**	**285.24**	**17.77**	**14.03**	**269.80**	**299.27**
REALISED AND UNREALISED LOSSES						
Net realised losses	9.13	7.52	4.52	0.78	13.65	8.30
Net unrealised losses	5.51	3.68	-	0.32	5.51	4.00
Total losses	**14.64**	**11.20**	**4.52**	**1.10**	**19.16**	**12.30**
Total expenses from investments	**266.67**	**296.44**	**22.29**	**15.13**	**288.96**	**311.57**

Figures in million euros

6.17. OPERATING EXPENSES

A breakdown is given below of net operating expenses by activity segments in financial years 2005 and 2004:

Concept	Direct insurance				Reinsurance		Other activities		Consolidation adjustments		Total	
	Life		No Life									
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Acquisition expenses	104.01	107.67	731.56	606.76	350.54	274.16	-	-	(132.97)	(139.14)	1,053.14	849.45
Administration expenses	27.76	25.53	250.97	215.42	26.78	33.99	-	-	(20.80)	(2.92)	284.71	272.02
Commissions and participation of ceded and retroceded reinsurance	(4.35)	(25.37)	(186.37)	(192.93)	(93.04)	(81.43)	-	-	132.97	138.04	(150.79)	(161.69)
Operating expenses from other activities	-	-	-	-	-	-	128.71	76.07	-	0.33	128.71	76.40
Total	**127.42**	**107.83**	**796.16**	**629.25**	**284.28**	**226.72**	**128.71**	**76.07**	**(20.80)**	**(3.69)**	**1,315.77**	**1,036.18**

Figures in million euros

A detail of staff expenses and amortisation allowance expenses for the last two financial years is shown below.

Concept	Amount	
	2005	2004
Staff expenses	454.59	392.10
Allowances to amortisation	54.49	57.77
Total	**509.08**	**449.87**

Figures in million euros

6.18. RESULT OF CEDED AND RETROCEDED REINSURANCE

The result of ceded and retroceded reinsurance transactions in financial years 2005 and 2004 is shown below:

Concept	Non Life		Life		Total	
	2005	2004	2005	2004	2005	2004
Premiums	(1,039.10)	(936.76)	(64.92)	(70.37)	(1,104.02)	(1,007.13)
Variation in the provision for unearned premiums and for risks in progress	122.52	(3.28)	15.06	1.83	137.58	(1.45)
Claims paid	378.75	379.97	52.41	40.62	431.16	420.59
Variation in the provision for claims	311.63	40.05	(2.22)	5.06	309.41	45.11
Variation in mathematical reserves	-	–	(23.16)	1.63	(23.16)	1.63
Participation of reinsurance in fees and expenses	145.71	132.09	5.08	29.60	150.79	161.69
Result of ceded and retroceded reinsurance	**(80.49)**	**(387.93)**	**(17.75)**	**8.37**	**(98.24)**	**(379.56)**

Figures in million euros

6.19. FISCAL SITUATION

Tax consolidation regime

From the 1985 financial year, part of the consolidated companies with registered office in Spain are included under Fiscal Group 9/85 to the effects of the Corporation Tax, the said group being formed by the controlling Company and its subsidiaries meeting the requirements to be subject to the said tax regime. In 2005, Fiscal Group 9/85 is formed by the following Spanish companies:

CORPORACIÓN MAPFRE, MAPFRE RE, MAPFRE INMUEBLES, DESARROLLOS URBANOS CIC, SERVICIOS INMOBILIARIOS MAPFRE, MAPFRE ASISTENCIA, IBEROASISTENCIA, VIAJES MAPFRE, IBEROASISTENCIA SERVICIOS DE TELEMARKETING, MAPFRE SOFT, CONSULTING DE SOLUCIONES Y TECNOLOGIAS SIAM and MAPFRE AMÉRICA.

Likewise, from 2002, some other consolidated companies having their registered office in Spain are included under Fiscal Group 95/02 to the effects of the Corporation Tax, the said group being formed by MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. (hereinafter "MAPFRE-CAJA MADRID HOLDING") and its subsidiaries meeting the requirements to be subject to the said tax regime. In 2005, Fiscal Group 95/02 is formed by the following companies:

MAPFRE-CAJA MADRID HOLDING, MAPFRE VIDA, MAPFRE INVERSIÓN, MAPFRE INVERSIÓN DOS, MAPFRE VIDA PENSIONES, CONSULTORA ACTUARIAL Y DE PENSIONES MAPFRE VIDA, GESTIÓN MODA SHOPPING, MIRACETI, MAPFRE SEGUROS GENERALES, MAPFRE INDUSTRIAL, GESTORA DE ACTIVOS FUNERARIOS, MULTISERVICIOS MAPFRE, SEPROVAL, MESEVAL, FINISTERRE AGENCIA CANARIA DE SEGUROS, COSEBAL, HEJEAN, AGEPAL, LISS ASSURANCE, SEGURLIS, SEGESYMED, SEPENVAL, SEFIN, MAPFRE CAUCIÓN Y CRÉDITO, MAPFRE SERVICIOS DE CAUCIÓN Y CRÉDITO, MAPFRE CAJA SALUD, CENTRO MÉDICO DE CHEQUEOS MAPFRE VIDA, IGUALSERVICIOS DE HUESCA, CENTROS MÉDICOS ISLAS CANARIAS, MAPFRE GUANARTEME, PROYECTOS Y SERVICIOS MAPFRE, MUSINI VIDA, MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO, MAPFRE EMPRESAS, INTERBOLSA, SERVIFINANZAS, GESMUSINI S.G.I.I.C. and ELIPSE CANARIAS.

Elements of expense from income tax of ongoing concerns

A detail is provided below, for financial years closed as at 31 December 2005 and 2004, of the main elements of expense from income tax of ongoing concerns and the reconciliation between the expense from income tax and the product of multiplying the accounting result by the applicable tax rate. The Group has made the reconciliation by adding reconciliations made separately using the national rates of each country.

Concept	Amount	
	Financial Year 2005	Financial Year 2004
Expense arising from taxes		
Result before taxes, ongoing concerns	547.92	479.53
35% of result before taxes, ongoing concerns	191.77	167.83
Tax effect of permanent differences	7.38	(12.10)
Tax effect from tax rates different from 35%	(1.76)	(3.51)
Total expense from current tax originating in the financial year	197.39	152.22
Total expense from current tax originating in previous years	15.80	(3.96)
Profits from previous periods not recognised previously due to the use of negative tax bases, deductions pending application or temporary differences	(59.07)	(0.17)
Total expense from taxes of ongoing concerns	**154.12**	**148.09**

Figures in million euros

Deductions from double taxation have not been taken into account in the table above, since they are mainly related to dividends collected from subsidiaries eliminated in the consolidation process.

Deferred tax assets

The following tables provide a breakdown of movements for financial years 2005 and 2004 of the deferred tax assets heading, detailing their amount in relation to items directly debited or credited to equity accounts in two years.

Financial Year 2005

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	From:		Cancella-tions	Closing balance
				Results	Equity		
Valuation difference in financial investments	2.11	-	-	0.81	0.59	-	3.51
Embedded derivatives	12.07	-	-	(2.92)	-	-	9.15
Valuation difference in mathematical reserves:							
Adaptation to new tables	6.49	-	-	(0.37)	-	-	6.12
Tacit accounting	468.73	-	-	-	159.87	(0.74)	627.86
Valuation difference in the provision for death insurance	1.75	-	-	0.29	-	-	2.04
Tax credits (Deductions pending and others)	53.55	0.53	-	7.89	-	(26.10)	35.87
Others	35.77	9.42	-	9.41	-	(2.86)	51.74
Total	**580.47**	**9.95**	**-**	**15.11**	**160.46**	**(29.70)**	**736.29**

Figures in million euros

Financial Year 2004

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	From: Results	From: Equity	Cancellations	Closing balance
Valuation difference in Financial investment	0.28	–	–	2.11	–	(0.28)	2.11
Embedded derivatives	9.18	–	–	2.89	–	–	12.07
Valuation difference in mathematical reserves:							
Adaptation to new tables	7.54	–	–	(1.05)	–	–	6.49
Tacit accounting	262.58	–	–	27.11	179.04	–	468.73
Valuation difference in the provision for death insurance	4.13	–	–	(2.38)	–	–	1.75
Tax credits (Deductions s pending and others)	66.66	–	–	19.38	–	(32.49)	53.55
Others	27.80	2.48	–	7.28	–	(1.79)	35.77
Total	**378.17**	**2.48**	**–**	**55.34**	**179.04**	**(34.56)**	**580.47**

Figures in million euros

Deferred tax assets of the fully consolidated companies, as a consequence of negative tax bases pending application and of the temporary differences accumulated as at 31 December 2005 and 2004 amount to €754.55 million and €650.60 million, respectively. Of these amounts, €736.29 million have been recorded in the balance sheet and in the equity or results accounts as at 31 December 2005, and €580.47 million as at 31 December 2004. The remaining deferred tax assets accumulated as at 31 December 2005 and 2004, which amount to €18.26 million and €70.13 million, respectively, have not been accounted for pursuant to IFRS principles.

Deferred tax liabilities

The following tables show the movements of the deferred tax liabilities heading for financial years 2005 and 2004:

Financial Year 2005

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	From: Results	From: Equity	Cancellations	Closing balance
Valuation difference in financial investments	581.26	(0.33)	–	22.87	174.41	–	778.21
Embedded derivatives	7.66	–	–	(1.94)	–	–	5.72
Stabilisation and catastrophe provision	35.90	–	–	(7.61)	–	–	28.29
Others	17.45	1.31	–	17.12	–	(8.25)	27.63
Total	**642.27**	**0.98**	**–**	**30.44**	**174.41**	**(8.25)**	**839.85**

Figures in million euros

Financial Year 2004

Concept	Opening balance	Adjustments to opening balance	Changes in perimeter	From: Results	From: Equity	Cancellations	Closing balance
Valuation difference in financial investments	317.44	–	–	29.93	233.89	–	581.26
Embedded derivatives	6.69	–	–	0.97	–	–	7.66
Stabilisation and catastrophe provision	23.55	–	–	12.35	–	–	35.90
Others	3.70	0.38	–	14.00	–	(0.63)	17.45
Total	**351.38**	**0.38**	**–**	**57.25**	**233.89**	**(0.63)**	**642.27**

Figures in million euros

The full amount of deferred tax liabilities of fully consolidated companies as a consequence of accumulated temporary differences as at 31 December 2005 and 2004 has been recorded in the balance sheets as at the said dates.

Negative tax bases

The breakdown of negative tax bases pending set-off in fully consolidated companies at the end of the last two financial years is as follows:

Year of generation	Year of generation	Amount of negative tax bases: Applied in financial year 2005	Applied in financial year 2004	Pending application 2005	Pending application 2004	Deferred tax asset: Amount recorded 2005	Amount recorded 2004	Amount not recorded 2005	Amount not recorded 2004
1998	2013	22.83	1.08	–	22.83	–	0.38	–	7.61
1999	2014	40.94	–	–	40.94	–	–	–	14.33
2000	2015	9.45	1.42	–	9.45	–	–	–	3.31
2001	2016	35.01	0.84	–	35.01	–	–	–	12.25
2002	2017	61.62	1.12	6.00	67.62	1.30	1.30	0.80	22.37
2003	2018	–	–	29.56	29.56	0.09	0.09	10.26	10.26
2004	2019	–	–	26.23	–	1.98	–	7.20	–
Total		**169.85**	**4.46**	**61.79**	**205.41**	**3.37**	**1.77**	**18.26**	**70.13**

Figures in million euros

Assets accounted for in relation to deferred taxes on negative tax bases pending set-off in consolidated companies correspond with negative tax bases generated as a result of unusual management events and future tax profits are likely to exist against which they may be offset.

Tax incentives

The detail of tax incentives in fully consolidated companies for financial years 2005 and 2004 is as follows:

Type	Amount applied in financial year 2005	Amount applied in financial year 2004	Amount pending application 2005	Amount pending application 2004	Amount not recorded 2005	Amount not recorded 2004	Deadline for application
Deduction on double taxation	72.55	23.66	–	40.02	–	–	–
Others	0.87	1.98	0.01	0.07	–	–	2020
Total	**73.42**	**25.64**	**0.01**	**40.09**	**–**	**–**	

Figures in million euros

Verification by the tax authorities

Pursuant to the legislation in force, the tax returns filed for the different taxes may not be considered as definitive until they have been inspected by the tax authorities or until the prescription period of four years has elapsed. As a result of the inspection activities completed in 1997 in some of the consolidated companies, in relation to the Corporation Tax for financial years 1989 to 1993, as well as to the remaining taxes of financial years 1991 to 1994, tax assessments were raised, signed in disagreement, for the Corporation Tax of years 1991, 1992 and 1993, due to disagreement on the qualification of certain assets acquired upon the merger by takeover of several subsidiary companies, carried out on 31 December 1992, for the materialisation of reinvestment to which the exemption of certain positive income generated in years 1990 and 1993 was subject, as well as disagreement on the deductibility of the allocation to the provision for claims pending declaration, and on withholdings on account of the Personal Income Tax, due to disagreement on the determination of the applicable withholding percentages. At year-end, MAPFRE INDUSTRIAL has made a provision for the amount of the tax assessment raised for the non deductibility of the provision for claims pending declaration. Tax liquidations deriving from the said assessments were appealed against and are pending resolution at present, except for those relating to the personal income tax, which have been admitted.

As a consequence of inspection activities relating to financial years running from 1 January 1987 to 31 December 1991, regarding the companies MAPFRE FINISTERRE and its subsidiary ORIENTE, both taken over by MAPFRE SEGUROS GENERALES, certain tax assessments were raised that were appealed against, with said appeals having been partly successful. For the portion not accepted, new tax liquidations were raised, which were again appealed against.

In 2001, inspection activities were completed in relation to Group 9/85, formed by CORPORACIÓN MAPFRE and its tax-controlled companies, for all taxes relating to financial years 1996 and 1997, as well as for the Corporation Tax of years 1994 and 1995. As a result of said inspection, tax assessments were raised, signed in disagreement, for the Corporation Tax of the years under review, due basically to disagreement on the deductibility of technical reserves, provision for depreciation of fixed assets, Tax on Insurance Premiums, discrepancy in the incorporation to the taxable base of the said tax of certain surcharges collected from insured persons, and on withholdings on account of the Personal Income Tax, due to disagreement on whether certain amounts paid in the concept of transport expenses should be subject to withholding. The said tax assessments have been appealed against, and the appeal was pending resolution at year end.

In 2001, inspection activities were completed at CAJA MADRID VIDA, a company taken over by MAPFRE VIDA pursuant to the general assignment of assets and liabilities that took place on 31 December 2001, relating to all the taxes to which said companies are subject for years 1996 and 1997, as well as to withholdings on account of returns on securities of fiscal year 1998. As a result, tax assessments were signed in disagreement in relation to withholdings on account of returns on securities of financial years 1996 to 1998 deriving from deposit administration agreements; these tax assessments were appealed against and are pending resolution, as well as the appeal brought against the tax assessment raised for the same concept and relating to financial years 1992 to 1995.

In 2003, a tax inspection took place at CAJA MADRID VIDA, a company taken over by MAPFRE VIDA, with an assessment having been signed in disagreement on the Corporation Tax of fiscal year 2000, due to a discrepancy on the fiscal allowableness of default interest on inspection assessments raised in previous years, with the liquidation deriving from the said assessment having been appealed against.

In 2005, tax assessments in disagreement have been brought against MAPFRE SEGUROS GENERALES, as taking over MAPFRE FINISTERRE, in relation to the Corporation Tax for years 1998 and 1999, Tax on Insurance Premiums of financial year 1999 and Personal Income Tax of years 1999, 2000 and 2001, with respect to which the relevant allegations have been made, which are pending resolution as at the end of the year.

Consequently, and excluding the above mentioned exceptions, consolidated companies have open to inspection all the taxes to which they are subject for the past four financial years. In the opinion of the consolidated companies' advisers, the likelihood of fiscal liabilities affecting significantly consolidated companies' financial position as at 31 December 2005 is remote.

6.20. REMUNERATION TO STAFF

Staff expenses

The breakdown of staff expenses in the last two financial years is shown in the following table:

Concept	Amount	
	2005	2004
Short term remuneration		
Wages and salaries	310.31	261.86
Social securityl	102.85	91.49
Other remuneration	34.20	14.12
Post-employment benefits		
Defined contribution commitments	0.81	2.89
Defined benefit commitments	6.25	21.62
Termination payments	0.17	0.12
Total	**454.59**	**392.10**

Figures in million euros

Post-employment benefits

The defined benefit plans in force are valued pursuant to the provisions detailed in the accounting policies, and are those where the benefit is determined as a function of end salaries, with a benefit paid as a for life annuity, subject to review according to the annual consumer price index (CPI) or by way of a benefit in the form of capital.

The most significant actuarial assumptions used on the closing date of financial years 2005 and 2004 are as follows:

Concept	2005	2004
DEMOGRAPHICAL ASSUMPTIONS		
Mortality tables	GKM/F-95	GKM/F-95
Survival tables	PERM/F-2000	PERM/F2000P
FINANCIAL ASSUMPTIONS		
Discount rate	3.76%	4.15%
Average annual salary increase	5%	5%
Average annual CPI	3%	3%

Obligations relating to defined benefit plans amount to €76.4 million and €67.18 million, respectively, as at 31 December 2005 and 2004, there being no assets earmarked to these plans as they have been fully externalised by means of a policy written with MAPFRE VIDA.

The amounts that have been recognised on this concept in the income statements of the last two financial years are as follows:

Concept	Amount	
	2005	2004
Cost of services in the year under review	8.89	13.76
Cost on interest of the obligations	3.36	3.34
Cost of past services recognised in the year	1.33	6.46
Other concepts	(7.33)	(1.94)
Total expense recognised in the income statement	**6.25**	**21.62**

Figures in million euros

The amount recorded under "Other concepts" basically corresponds to actuarial losses and gains recognised in the year, or deriving from reductions and liquidations.

Likewise, the obligations corresponding to the defined benefit plans externally contracted with a linked entity, by means of a policy written with MAPFRE VIDA, amount to €1.69 million and €0.98 million, respectively, as at 31 December 2005 and 2004.

Staff numbers

The following table shows the number of employees at the end of the last two financial years, by geographical segments.

Geographical segment	Total	
	2005	2004
Spain	8,756	5,926
Other European Union countries	493	455
America	9,281	8,377
Rest of the world	291	265
Average total number of employees	**18,821**	**15,023**

6.21. NET RESULTS ON EXCHANGE DIFFERENCES

Positive exchange differences other than those arising from financial instruments measured at fair value, allocated to the income statement, amount to €61.26 million and €63.62 million in the 2005 and 2004 financial years, respectively.

Negative exchange differences other than those arising from financial instruments measured at fair value, allocated to the income statement, amount to €63.17 million and €70.03 million in the 2005 and 2004 financial years, respectively.

The reconciliation of the translation differences recognised in equity at the beginning and the end of the year, in 2005 and 2004, is shown below.

Description	Amount	
	2005	2004
Translation differences at beginning of year	(46.28)	–
Net exchange differences on translation of financial statements	105.13	(46.28)
Translation differences at year end	**58.85**	**(46.28)**

Figures in million euros

As at 31 December 2005 and 2004, net exchange differences arising from the translation into Euros of the financial statements of those Group companies whose functional currency is not the Euro are:

Company/Sub group	Geographical area	Translation differences					
		Positive		Negative		Net	
		2005	2004	2005	2004	2005	2004
Fully consolidated companies							
MAPFRE RE	Europe, America and rest of the world	16.70	–	–	(12.14)	16.70	(12.14)
MAPFRE AMÉRICA	America	34.88	–	–	(33.72)	34.88	(33.72)
OTHERS		8.00	1.93	(0.73)	(2.35)	7.27	(0.42)
Total fully consolidated		**59.58**	**1.93**	**(0.73)**	**(48.21)**	**58.85**	**(46.28)**

Figures in million euros

6.22. CONTINGENT ASSETS AND LIABILITIES

At the end of financial years 2005 and 2004 and until the preparation of the financial statements, there is no evidence of the existence of contingent assets and liabilities with significant amounts.

6.23. TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties have been carried out in market conditions.

Transactions with group companies

The transactions carried out between Group companies, with a null effect on results as they have been eliminated in the consolidation process, are detailed below:

Concept	Expenses		Revenues	
	2005	2004	2005	2004
Received/provided services and other expenses/revenues	39.81	51.05	51.86	35.47
Expenses/revenues from investment property	7.89	1.41	8.64	2.65
Expenses/revenues from investments and financial accounts	2.87	1.86	6.42	13.52
Dividends paid out	–	–	414.81	257.40
Total	**50.57**	**54.32**	**481.73**	**309.04**

Figures in million euros

The following table shows the amounts included in the income statement as a result of transactions carried out during the year with the consolidatable group MAPFRE MUTUALIDAD:

Concept	Expenses		Revenues	
	2005	2004	2005	2004
Expenses/revenues from investment property	5.61	13.20	4.91	3.52
Expenses/revenues from investments and financial accounts	0.01	0.24	0.05	0.01
External services and other non technical expenses/revenues	119.16	28.95	43.34	2.52
Total	**124.78**	**42.39**	**48.30**	**6.05**

Figures in million euros

Reinsurance and coinsurance transactions

Reinsurance and coinsurance transactions carried out between companies of the consolidatable Group, eliminated in the consolidation process, are shown below:

Concept	Amount 2005	Amount 2004
Ceded/accepted premiums	510.18	503.11
Claims	193.48	194.36
Variation in technical provisions	47.51	78.05
Commissions	132.97	143.42
Interests on deposits	1.09	3.00

Figures in million euros

Reinsurance transactions carried out with the consolidatable group MAPFRE MUTUALIDAD are detailed below:

Concept	Revenues/(Expenses)			
	Accepted reinsurance		Ceded reinsurance	
	2005	2004	2005	2004
Premiums	45.35	51.83	(38.35)	(38.45)
Claims	(20.98)	(16.80)	83.09	7.01
Commissions	(10.53)	(9.80)	0.20	6.25
Total	**13.84**	**25.23**	**44.94**	**(25.19)**

Figures in million euros

The following tables detail the balances with reinsurers and ceding companies, deposits established and technical provisions on reinsurance transactions with companies of the consolidatable Group, eliminated in the consolidation process, as well as with the consolidatable MAPFRE MUTUALIDAD:

Concept	Eliminated balances				Non eliminated balances			
	Accepted reinsurance		Ceded reinsurance		Accepted reinsurance		Ceded reinsurance	
	2005	2004	2005	2004	2005	2004	2005	2004
Credits and debts	(55.74)	(53.05)	20.89	54.96	(4.92)	(7.30)	1.79	1.89
Deposits	156.31	115.16	(156.31)	(115.16)	64.09	9.81	(0.19)	(0.39)
Technical provisions	(460.33)	(336.17)	460.33	343.41	(37.25)	(25.95)	9.86	9.47
Total	**(359.76)**	**(274.06)**	**324.91**	**283.21**	**21.92**	**(23.44)**	**11.46**	**10.97**

Figures in million euros

Remuneration of key managerial staff

The following table details the remuneration earned in the last two financial years by key managerial staff (understanding as such the members of the Board of Directors, of the Management Committee and of the Delegate Committees of the controlling Company):

Concept	Amount	
	2005	2004
Short term remuneration		
Salaries	0.77	1.04
Fixed allowances	0.55	0.34
Attendance fees	0.22	0.29
Life insurance	0.05	0.06
Other concepts	0.21	0.14
Post-employment benefits		
Defined benefits	1.88	2.69
Total	**3.68**	**4.56**

Figures in million euros

In 2004, external directors' basic remuneration consisted of an allowance for their attendance to meetings, which amounted to €1,987. External directors belonging to Commissions or Delegate Committees in the said financial year also received a fixed annual allowance in that concept, which amounted to €13,985 for the Management Commission and €10,490 for Delegate Committees.

External directors' basic remuneration consists of a fixed annual allowance for their belonging to the Board of Directors, which amounted to €25,000 in 2005. The said amount rises by 35% for those directors fulfilling positions within the Board or chairing a Commission or Delegate Committee, there not being, however, cumulative increases when the same person fulfils more than one office. In addition, they benefit from a Life insurance policy with an insured capital of €150,253.03 and enjoy some of the benefits extended to staff, such as medical insurance.

External directors belonging to Commissions or Delegate Committees also receive an attendance allowance, which in 2005 amounted to €2,500.

Executive directors (understanding as such both the company's executives and those fulfilling executive offices in other SISTEMA MAPFRE entities) receive the remuneration established in their contracts, including fixed salary, bonuses with varying amounts linked to results, life and disability insurance, and other benefits generally established for the Entity's staff; in addition, certain pension complements have been acknowledged to them for the event of retirement, externalised through a life insurance policy, it all according to the remuneration policy established by SISTEMA MAPFRE for its senior managerial staff, whether or not they are directors.

Executive directors, however, are not entitled to the remuneration established for external directors.

The basic remuneration package of external directors is approved by the General Shareholders Meeting at the proposal of the Board of Directors and pursuant to the report issued by the Nomination and Remuneration Committee. The remuneration of executive directors, attendance fees of the external members of Commissions and Delegate Committees and the fixed allowance for the chairmanship of Territorial Boards are approved by the Board of Directors, pursuant to the report issued by the said Committee.

7.1. RISK MANAGEMENT POLICY

Risk types and methodology

MAPFRE has designed a Risk Management System (SGR) based on the integrated management of each and every one of the entity's business processes, and on the adequacy of the risk level to the established strategic objectives. The different types of risks have been grouped under four areas, or categories, as detailed below:

Operational Risks	Includes 22 types of risks grouped under the following areas: actuarial, legal, technology, staff, collaborators, procedures, reporting, fraud and tangible assets.
Financial Risks	Includes interest rate, liquidity, currency, investment and credit risks.
Insurance Activity Risks	It groups, separately for Life and Non Life, risks arising from inadequacy of premiums, technical provisions and reinsurance.
Strategic and Corporate Governance Risks	Includes the corporate ethics and corporate governance risks, and risks on organisational structure, alliances, mergers and acquisitions, regulatory and, lastly, market and competition risks.

Centralisation of the Risk Management System

The structure of SISTEMA MAPFRE is based on Units and Operating Companies having a high degree of autonomy in their management. The governance and management bodies of Sistema Mapfre approve the lines of action of the Units and Companies as regards risk management, and permanently supervise their risk exposures, through indicators and ratios. In addition, there are general action guidelines in order to mitigate risk exposure, such as maximum levels of equity investment or credit rating of reinsurers.

The Economic and Management Control Area, through the Risk Management, coordinates the activities related to the quantification of risks and, in particular, the implementation of capital models in the operating units, designed to comply with the future Solvency II requirements.

In general terms, decisions on the underwriting of insurable risks and reinsurance covers are highly decentralised in the Units. The aspects related to Operational Risk are supervised centrally, although their implementation and monitoring are delegated on the Units. The management of Strategic and Corporate Governance risks is highly centralised. Financial risks are managed centrally through the Investment General Management of Sistema Mapfre.

Operational Risks

The identification and assessment of Operational Risks are carried out by means of the computer application Riskm@p, developed by MAPFRE, which prepares the entities' Risk Maps.

The proposed Risk Management System is based on a dynamic analysis by processes, in such a way that the managers of each area or department carry out an annual identification and assessment of the potential risks affecting the following processes: Product development, Underwriting, Claims / Benefits, Administrative Management, Marketing Activities, Human Resources, Commissions, Coinsurance / Reinsurance, Technical Provisions, Investments, IT Systems and Client Service.

Financial Risks

As regards financial investments, MAPFRE's policy for mitigating its exposure to this type of risks is based on a prudent investment policy, which concentrates most of the portfolio in fixed income securities.

With respect to credit risk, MAPFRE's policy is based on prudence (issuer's solvency) and on the diversification of fixed income investments. Thus, the fixed income securities portfolio in Europe is divided, roughly, as to half in securities guaranteed by European Union States, and the other half in securities issued by corporations having high credit ratings (see in Note 6.4 the detail of the portfolio by issuer's credit rating).

Both for fixed income and equity investments, diversification criteria are applied by activity sectors and maximum risk limits by issuer.

Taking into account MAPFRE's international vocation and its expansion in the Latin American markets, there is a permanent exposure to the currency risk. This risk factor is partly mitigated by the diversification of business in different countries and the concentration of the more profitable and capital intensive transactions in countries with the US Dollar as official currency or whose domestic currency is highly correlated to the US Dollar (for example, the Mexican Peso).

Insurance Activity Risks

The organisation of MAPFRE, based on Units and Companies specialising in various business lines, requires them to be highly autonomous in their business management, in particular in the underwriting of risks and tariff fixing, as well as the indemnities or provision of services in the case of occurrences. Premium adequacy is a particularly important element, and its determination is supported by reports from independent experts in the units or situations when circumstances make it thus advisable.

The handling of claim related benefits, as well as the adequacy of provisions, are basic principles of insurance activity. Technical provisions are estimated by the actuarial teams of the different Units and Companies, and their adequacy is ratified by reports from independent exports whenever required. The prevalence of the personal damages line in MAPFRE, with very short times for the settlement of claims, as well as the scant importance of insured long-tail risks, such as asbestos or professional liability, are elements mitigating this type of risk.

MAPFRE's presence in countries with greater possibilities of occurrence of catastrophes (earthquakes, hurricanes, etc.) requires special treatment of this type of risks, which, considering their frequency and intensity, may give rise to volatility in results or need of additional capitals. The Units and Companies operating in this type of risks, essentially MAPFRE AMÉRICA and MAPFRE RE, count on expert reports on catastrophe exposure, generally prepared by independent experts, which estimate the impact on insured assets in the event of occurrence of catastrophes. This information allows underwriting catastrophic risks as a function of each entity's financial capabilities and, if applicable, taking reinsurance covers that may limit their impact on equity. In this connection, it is important to highlight the contribution of MAPFRE RE, which provides Sistema Mapfre with its extensive experience in the catastrophic risk market.

In relation to reinsurance risk, MAPFRE's policy is to cede business to reinsurers with proven financial capacity (minimum A credit rating by Standard & Poor´s).

Strategic and Corporate Governance Risks

The ethical principles applied to corporate management have been a constant at MAPFRE and form part of its bylaws and of its day to day duty. In order to standardise this corporate culture and adapt it to the legal governance and transparency requirements in management, MAPFRE's Management Bodies have approved in 2005 a revised version of the Good Governance Code, initially implemented in 1999. The strict application of Good Corporate Governance principles is considered by MAPFRE as the most efficient way for mitigating this type of risks.

7.2. EXTERNAL AUDITORS' FEES

The annual accounts of CORPORACIÓN MAPFRE and the main companies forming part of it, for financial year 2005, have been audited by the firm Ernst & Young, except for those based in El Salvador, which were audited by KPGM. The fees accrued in favour of external Auditors in the said financial year for their account auditing services amount to €3.04 million, of which EUR 3.02 million correspond to the main auditors. In addition, there is an additional amount of EUR 0.42 million in favour of the main auditor in the concept of audit related services and EUR 0.45 million accrued for other complementary services provided by them, which figures are not considered to jeopardise the independence of auditors.

7.3. OTHER DETAILS RELATING TO THE BOARD OF DIRECTORS

During the year, the controlling Company's directors did not carry out any transaction with the controlling Company itself or with any other Group company outside the scope of the companies' ordinary trading activities, nor under non market conditions.

In addition, the controlling Company's directors do not hold stakes in the capital of companies having the same, similar or complementary nature of activity to that of the controlling Company, nor carry out, either on their own account or on behalf of third parties, the same, similar or complementary activity to that of the Group companies' corporate object, with the following exceptions:

Director	Company	Number of shares /stocks	Office/ Position
D. Ricardo Blanco Martínez	Aegon, NV	6,124	-
	Ing Groep	2,140	-
D. Juan Fernández-Layos Rubio	Aegon	9,800	-
	Munchener	3,000	-
	Allianz	3,160	-
	Axa	38,930	-
D. Alberto Manzano Martos	BBVA	2,150	-
	ABN Amro	1,512	-
	Banco Español de Crédito	2,650	-
	Ing Group	1,238	-
	Banco Popular Español	3,000	-
	BSCH	3,250	-
D. Domingo Sugranyes Bickel	Münchener Ruck	67	-
	Aegon NV	320	-
	Axa	142	-
	Fortis	200	-
	ING	190	-

The following table details the shares in CORPORACIÓN MAPFRE held by the controlling Company's directors, as well as the boards of directors of SISTEMA MAPFRE entities of which they are members.

Director	SISTEMA MAPFRE Entities where they form part of the board of directors	Number of shares in CORPORACIÓN MAPFRE
D. Carlos Álvarez Jiménez	-	10,992
D. Domingo Sugranyes Bickel	MAPFRE MUTUALIDAD; MAPFRE-CAJA MADRID HOLDING; MAPFRE CAJA SALUD; MAPFRE RE; MAPFRE AMÉRICA; MAPFRE AMÉRICA VIDA; MAPFRE ASISTENCIA; MAPFRE INMUEBLES; MAPFRE ASIAN; MAPFRE QUAVITAE; MAPFRE INVERSIÓN DOS	7,500
D. Francisco Ruiz Risueño	MAPFRE MUTUALIDAD; MAPFRE VIDA; MAPFRE RE	10
D. Ricardo Blanco Martínez	MAPFRE RE; MAPFRE GUANARTEME; MAPFRE EMPRESAS; MAPFRE SEGUROS GENERALES	28,107
D. Víctor Bultó Millet	MAPFRE VIDA; MAPFRE VIDA PENSIONES MUSINI VIDA; MAPFRE INVERSIÓN S.V.; MAPFRE INMUEBLES	100
D. Juan Fernández-Layos Rubio	MAPFRE MUTUALIDAD; MAPFRE INMUEBLES	7,890
D. Rafael Galárraga Solores	MAPFRE MUTUALIDAD; MAPFRE SEGUROS GERAIS; MAPFRE INMUEBLES; MAPFRE CAJA SALUD	-
D. Santiago Gayarre Bermejo	MAPFRE-CAJA MADRID HOLDING; MAPFRE AMÉRICA; MAPFRE AMÉRICA VIDA; MAPFRE MULTICENTRO; MAPFRE MUTUALIDAD; MAPFRE VIDA	-
D. Luis Hernando de Larramendi Martínez	MAPFRE MUTUALIDAD; MAPFRE VIDA	100
D. Manuel Jesús Lagares Calvo	MAPFRE VIDA	-
D. Alberto Manzano Martos	MAPFRE MUTUALIDAD; MAPFRE AGROPECUARIA; MAPFRE-CAJA MADRID HOLDING; MAPFRE VIDA	-
D. José Manuel Martínez Martínez	MAPFRE MUTUALIDAD; MAPFRE AGROPECUARIA	-
D. Antonio Miguel-Romero de Olano	MAPFRE MUTUALIDAD; MAPFRE INMUEBLES; MAPFRE VIDA; MAPFRE-CAJA MADRID HOLDING; MAPFRE ASISTENCIA; MAPFRE QUAVITAE	396
D. Filomeno Mira Candel	MAPFRE MUTUALIDAD; MAPFRE VIDA; MAPFRE-CAJA MADRID HOLDING; MAPFRE EMPRESAS	-
D. Alfonso Rebuelta Badías	MAPFRE MUTUALIDAD; MAPFRE AMÉRICA; MAPFRE AMÉRICA VIDA; BANCO SF CAJA MADRID-MAPFRE; MAPFRE EMPRESAS	-
D. José Manuel González Porro	MAPFRE INMUEBLES; CONSTITUCIÓN Y LEYES	-

7.4. ENVIRONMENTAL ISSUES

The Group companies do not have any environmental related item that might be significant or specifically included in the present financial statements.

8 ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These financial statements are presented by applying the international financial reporting standards adopted by the European Union (IFRS-EU). Consequently, certain accounting principles applied by the Company may not conform with generally accepted principles in other countries.

Name	Country	Effective tax rate	Activity	Holder
MAPFRE-CAJA MADRID HOLDING				
MAPFRE-CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS S.A.	Spain		Holding	CORPORACIÓN MAPFRE
LIFE				
MAPFRE VIDA SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS SOBRE LA VIDA HUMANA	Spain	30.50%	Insurance and reinsurance	MAPFRE-CAJA MADRID HOLDING
CONSULTORA ACTUARIAL Y DE PENSIONES MAPFRE VIDA S.A.	Spain	35.00%	Consultancy	MAPFRE VIDA CORPORACIÓN MAPFRE
GESTION MODA SHOPPING S.A.	Spain	38.00%	Commercial centres management	MAPFRE VIDA CORPORACIÓN MAPFRE
MAPFRE INVERSIÓN SOCIEDAD DE VALORES S.A.	Spain	35.01%	Securities broker-dealer	MAPFRE VIDA CORPORACIÓN MAPFRE
MAPFRE INVERSIÓN DOS SOCIEDAD GESTORA DE INSTITUCIONES DE INVERSIÓN COLECTIVA S.A.	Spain	39.87%	UCITS management	MAPFRE INVERSIÓN CORPORACIÓN MAPFRE
MAPFRE VIDA PENSIONES, ENTIDAD GESTORA DE FONDOS DE PENSIONES S.A.	Spain	35.00%	Pension fund administration	MAPFRE INVERSIÓN CORPORACIÓN MAPFRE
MAPFRE VIDEO Y COMUNICACIÓN S.A.	Spain	35.00%	Advertising agency	MAPFRE VIDA MAPFRE SEGUROS GENERALES CORPORACIÓN MAPFRE
MIRACETI S.A.	Spain	35.00%	Real estate	MAPFRE VIDA CORPORACIÓN MAPFRE
MUSINI VIDA SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS SOCIEDAD UNIPERSONAL	Spain	35.00%	Insurance	MAPFRE VIDA
GENERAL INSURANCE				
MAPFRE SEGUROS GENERALES COMPAÑÍA DE SEGUROS Y REASEGUROS S.A.	Spain	35.00%	Insurance and reinsurance	MAPFRE-CAJA MADRID HOLDING
MAPFRE GUANARTEME COMPAÑÍA DE SEGUROS Y REASEGUROS DE CANARIAS S.A.	Spain	26.61%	Insurance and reinsurance	MAPFRE SEGUROS GENERALES SEGESYMED
MAPFRE SEGUROS GERAIS S.A.	Portugal	37.85%	Insurance and reinsurance	MAPFRE SEGUROS GENERALES
RELECMAP A.I.E..	Spain	-	Research, training and advisory services	MAPFRE EMPRESAS MAPFRE SEGUROS GENERALES MAPFRE INDUSTRIAL MAPFRE GUANARTEME
MAPFRE CONSULTORES DE SEGUROS Y REASEGUROS S.A.	Spain	35.47%	Advisory and management services	MAPFRE SEGUROS GENERALES CORPORACIÓN MAPFRE
SEGESYMED S.A. SOCIEDAD UNIPERSONAL	Spain	34.78%	Medical and surgical assistance	MAPFRE SEGUROS GENERALES
MAPFRE SERVICIOS MARÍTIMOS, COMISARIADO Y LIQUIDACIÓN DE AVERÍAS S.A.	Spain	-	Loss adjusters	MAPFRE SEGUROS MAPFRE EMPRESAS
PROYECTOS Y SERVICIOS MAPFRE S.A.	Spain	28.70%	Real estate services	MAPFRE GUANARTEME CORPORACIÓN MAPFRE
ELIPSE CANARIAS S.A.	Spain	27.04%	Services	MAPFRE GUANARTEME PROYECTOS Y SERVICIOS MAPFRE
MESEVAL AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	Spain	50.58%	Insurance agents	MAPFRE SEGUROS GENERALES
MULTISERVICIOS MAPFRE MULTIMAP S.A.	Spain	35.12%	Real estate services	MAPFRE SEGUROS GENERALES MAPFRE INDUSTRIAL MAPFRE EMPRESAS
GESTORA DE ACTIVOS FUNERARIOS GESMAP S.A.	Spain	34.28%	Undertakers services	MAPFRE SEGUROS GENERALES
COMPAÑÍA CANARIA DE CEMENTERIOS S.A.	Spain	-	Sale of cemetery plots	MAPFRE GUANARTEME

Shareholding: % in share capital 2005	Shareholding: % in share capital 2004	Financial year closing figures: Assets 2005	Assets 2004	Equity 2005	Equity 2004	Revenues 2005	Revenues 2004	Results in financial year 2005	Results in financial year 2004	Method or procedure 2005	Method or procedure 2004
51.0000	51.0000	1,103,218	1,113,298	1,042,805	966,081	236,956	121,092	234,673	116,694	(A)	(A)
99.8659	99.853	15,132,140	13,040,812	380,126	378,603	2,646,089	2,558,176	82,307	81,862	(A)	(A)
99.9339	99.9339	1,247	1,113	1,179	1,024	320	267	157	125	(A)	(A)
0.0661	0.0661										
99.8215	99.8215	382	314	311	235	1,241	1,137	76	82	(A)	(A)
0.1785	0.1785										
99.9991	99.9991	1,003,060	974,220	88,123	83,032	72,164	71,652	14,560	11,427	(A)	(A)
0.0009	0.0009										
99.9853	99.9853	27,978	25,863	22,879	20,180	42,638	38,642	2,495	1,825	(A)	(A)
0.0147	0.0147										
99.9971	99.9971	40,351	32,187	36,363	27,058	19,191	16,453	8,064	6,327	(A)	(A)
0.0029	0.0029										
43.0000	43.0000	42	42	42	42	–	–	–	–	(A)	(A)
10.0000	10.0000										
15.0000	15.0000										
99.9991	99.9991	45,272	43,120	43,254	41,503	2,259	2,167	909	743	(A)	(A)
0.0009	0.0009										
100.0000	100.0000	1,239,419	1,310,120	107,884	97,727	171,912	187,003	14,177	12,312	(A)	(A)
100.0000	100.0000	1,467,279	1,304,120	298,344	304,751	932,323	818,120	93,270	83,979	(A)	(A)
99.9980	99.9980	418,658	387,008	77,926	70,607	207,718	202,848	16,312	17,062	(A)	(A)
0.0020	0.0020										
25.0000	25.0000	162,561	152,648	58,832	61,635	86,070	78,925	3,760	2,800	(C)	(C)
30.0000	–	2,447	2,848	800	524	6,763	8,525	276	–	(A)	(A)
60.0000	60.0000										
–	30.0000										
4.0000	4.0000										
50.0000	50.0000	1,382	1,142	1,282	1,102	562	427	192	64	(A)	(A)
50.0000	50.0000										
100.0000	100.0000	3,084	2,928	2,707	2,921	55	–	(215)	(103)	(A)	(A)
–	99.9600	1,789	–	1,672	–	1,064	–	(16)	–	(A)	(A)
100.0000	–										
99.8520	99.8520	1,011	1,252	595	758	3,615	4,568	34	303	(A)	(A)
0.1480	0.1480										
99.9900	99.9900	476	344	169	135	2,418	1,425	57	35	(A)	(A) (G)
0.0100	0.0100										
100.0000	100.0000	651	1,482	115	83	2,744	4,111	32	49	(A)	(A)
97.5000	75.0000	1,994	1,563	818	457	6,543	5,333	276	(138)	(A)	(A)
–	25.0000										
2.5000	–										
100.0000	100.0000	4,990	2,843	4,723	678	701	541	(131)	(150)	(A)	(A)
–	33.3300	–	–	–	–	–	–	–	–	(J)	(C)

Name	Country	Effective tax rate	Activity	Holder
TINERFEÑA DE SERVICIOS DE TECNOLOGÍA E INNOVACIÓN PARA EL AUTOMÓVIL, S.A.	Spain	-	Motor technology and innovation services	MAPFRE GUANARTEME
SEPENVAL S.L. SOCIEDAD UNIPERSONAL	Spain	56.17%	Insurance agents	MAPFRE SEGUROS GENERALES
GRUPO ALISIO CANARIAS INVERSIONES S.A.	Spain	35.00%	Creation and training	MAPFRE GUANARTEME
CLÍNICA SANTA CATALINA S.A.	Spain	35.00%	Medical assistance	MAPFRE GUANARTEME
INVERSIONES GESTISAN S.L.	Spain	-	Hospital management	MAPFRE GUANARTEME
CLÍNICA SANTA CRUZ S.A.	Spain	-	Medical assistance	MAPFRE GUANARTEME INVERSIONES GESTISAN
LIMPIEZAS Y MANTENIMIENTO HOSPITALARIO S.L.	Spain	-	Hospital cleaning services	MAPFRE GUANARTEME
FINISTERRE AGENCIA CANARIA DE SEGUROS S.A. SOCIEDAD UNIPERSONAL	Spain	-	Insurance agents	MAPFRE GUANARTEME
SEFIN AGENCIA DE SEGUROS S.A.	Spain	48.28%	Insurance agents	MAPFRE SEGUROS GENERALES
COSEBAL AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	Spain	48.01%	Insurance agents	MAPFRE SEGUROS GENERALES
LISS ASSURANCE AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	Spain	35.00%	Insurance agents	MAPFRE SEGUROS GENERALES
HEJEAN, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	Spain	36.31%	Insurance agents	MAPFRE SEGUROS GENERALES
AGEPAL, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	Spain	41.67%	Insurance agents	MAPFRE SEGUROS GENERALES
SEPROVAL, AGENCIA DE SEGUROS S.L. SOCIEDAD UNIPERSONAL	Spain	36.50%	Insurance agents	MAPFRE SEGUROS GENERALES
SEGURLIS, AGENCIA DE SEGUROS S.A. SOCIEDAD UNIPERSONAL	Spain	36.67%	Insurance agents	MAPFRE SEGUROS GENERALES
MAPFRE SERVICIOS DE INFORMÁTICA S.A.	Spain	-	IT	MAPFRE SEGUROS GENERALES
MAPLUX REINSURANCE COMPANY LTD	Luxembourg	-	Reinsurance	MAPFRE SEGUROS GENERALES MAPFRE RE CORPORACIÓN MAPFRE
COMMERCIAL INSURANCE				
MAPFRE EMPRESAS SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS (in 2004 MUSINI SOCIEDAD ANÓNIMA DE SEGUROS Y REASEGUROS)	Spain	25.16%	Insurance	MAPFRE-CAJA MADRID HOLDING
MAPFRE INDUSTRIAL SOCIEDAD ANÓNIMA DE SEGUROS (Absorbed in 2005 by MAPFRE EMPRESAS)	Spain	35.00%	Insurance and reinsurance	MAPFRE SEGUROS GENERALES
ITSEMAP SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Spain	33.71%	Consultancy	MAPFRE EMPRESAS MAPFRE INDUSTRIAL MAPFRE RE CORPORACIÓN MAPFRE
ITSEMAP MÉXICO SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Mexico	-	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS
ITSEMAP PORTUGAL SEGURANÇA E PREVENÇAO LIMITADA	Portugal	-	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS
ITSEMAP VENEZUELA SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Venezuela	-	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS
ITSEMAP CHILE, SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Chile	-	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS INVERSIONES IBÉRICAS
ITSEMAP BRASIL SERVICIOS TECNOLÓGICOS MAPFRE S.A.	Brazil	-	Consultancy	ITSEMAP SERVICIOS TECNOLÓGICOS MAPFRE RE ASSESORÍA
INTERBOLSA S.A.	Spain	35.00%	Financial	MAPFRE EMPRESAS
SERVIFINANZAS S.A. SOCIEDAD UNIPERSONAL	Spain	65.00%	Financial	MAPFRE EMPRESAS
GESMUSINI SERVICIOS, S.A. SOCIEDAD UNIPERSONAL	Spain	34.32%	Financial	MAPFRE EMPRESAS
INDUSTRIAL RE MUSINI S.A.	Luxembourg	-	Reinsurance	MAPFRE EMPRESAS

Shareholding in share capital 2005	Shareholding in share capital 2004	Assets 2005	Assets 2004	Equity 2005	Equity 2004	Revenues 2005	Revenues 2004	Results in financial year 2005	Results in financial year 2004	Method or procedure 2005	Method or procedure 2004
33.3333	33.3333	5,922	6,330	4,594	5,288	1,720	2,096	(553)	(290)	(C)	(C)
100.0000	100.0000	2,652	2,449	194	159	4,604	5,395	34	169	(A)	(A)
25.0000	25.0000	9,295	9,236	6,523	6,196	76	13	213	189	(C)	(C)
25.0000	25.0000	20,584	18,777	7,769	7,167	17,061	18,908	591	671	(C)	(C)
25.0000	25.0000	833	833	294	296	-	-	(3)	(1)	(C)	(C)
25.0000	25.0000	3,964	2,703	(406)	691	3,756	5,318	(1,211)	(423)	(C)	(C)
57.5400	57.5400										
25.0000	25.0000	60	96	13	56	465	532	(42)	1	(C)	(C)
100.0000	100.0000	81	84	81	83	-	-	(2)	12	(A)	(A)
100.0000	100.0000	677	767	597	589	902	1,186	15	52	(A)	(A)
100.0000	100.0000	1,363	1,336	997	974	1,793	2,036	23	32	(A)	(A)
100.0000	100.0000	28	83	28	26	7	17	1	6	(A)	(A)
100.0000	100.0000	302	82	62	47	373	236	15	26	(A)	(A)
100.0000	100.0000	771	567	569	353	662	668	14	55	(A)	(A)
100.0000	100.0000	506	731	706	693	175	303	13	28	(A)	(A)
100.0000	100.0000	792	727	419	372	422	831	48	99	(A)	(A)
4.1600	4.1600	8,594	7,336	2,806	2,706	19,342	17,487	15	59	(C)	(C)
99.9630	-	12,963	-	2,971	-	4,757	-	-	-	(A)	(A)
-	99.9630										
0.0370	0.0370										
99.9478	99.9308	2,501,310	1,474,257	226,003	178,772	968,889	135,152	66,360	25,984	(A)	(A)
-	99.9986	-	717,933	-	60,186	-	286,159	-	22,385	(J)	(A)
60.0000	-	4,745	3,535	2,399	2,115	5,430	4,381	5,166	7,123	(A)	(A)
-	60.0000										
39.9752	39.9752										
0.0248	0.0248										
99.9998	99.9998	647	311	332	300	717	620	31	40	(A)	(A)
99.9857	99.9857	864	887	313	287	760	1,033	26	42	(A)	(A)
100.0000	100.0000	1	1	(52)	(52)	-	-	-	-	(A)	(A)
75.0000	75.0000	38	31	40	41	-	-	-	-	(A)	(A)
25.0000	25.0000										
99.9792	99.9792	686	450	772	696	1,621	1,037	76	57	(A)	(A)
0.0208	0.0208										
80.0000	80.0000	614	608	611	605	13	12	5	4	(A)	(A)
100.0000	100.0000	941	14,584	910	14,526	227	645	142	219	(A)	(A)
100.0000	100.0000	1,963	1,990	1,957	1,940	40	434	17	93	(A)	(A)
99.8000	99.8000	60,457	49,167	1,540	1,540	2,687	2,887	-	-	(A)	(A)

Name	Country	Effective tax rate	Activity	Holder
MAPFRE CAUCIÓN Y CRÉDITO COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS S.A.	Spain	33.64%	Insurance and reinsurance	MAPFRE-CAJA MADRID HOLDING MAPFRE INDUSTRIAL MAPFRE EMPRESAS
MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO S.A.	Spain	6.68%	Holding	MAPFRE CAUCIÓN Y CRÉDITO MAPFRE EMPRESAS
MAPFRE SERVICIOS DE CAUCIÓN S.A.	Spain	-	Services	MAPFRE CAUCIÓN Y CRÉDITO CORPORACIÓN MAPFRE
MAPFRE GARANTÍAS Y CRÉDITO S.A.	Chile	15.57%	Insurance	MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO INVERSIONES IBÉRICAS
MAPFRE SEGURADORA DE GARANTÍA E CRÉDITO S.A.	Brazil	33.10%	Insurance	MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO
COMPAÑÍA DE SEGUROS DE CRÉDITOS COMERCIALES S.A.	Colombia	21.17%	Insurance	MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO CORPORACIÓN MAPFRE
MAPFRE SEGUROS DE CRÉDITO S.A.	Mexico	-	Insurance	MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO SEGUROS TEPEYAC
ENKEN SERVICIOS DE PREVENCIÓN	Spain	-	Services	MAPFRE EMPRESAS
ENKEN ASISTENCIA SANITARIA	Spain	29.63%	Health assistance	MAPFRE EMPRESAS
HEALTH				
MAPFRE CAJA SALUD DE SEGUROS Y REASEGUROS S.A.	Spain	35.00%	Insurance and reinsurance	MAPFRE-CAJA MADRID HOLDING MAPFRE VIDA
IGUALSERVICIOS HUESCA S.L.	Spain	35.00%	Medical services	MAPFRE CAJA SALUD
HOSCLIMAP S.A. (in 2004 CENTRO MÉDICO DE CHEQUEOS MAPFRE VIDA S.A.)	Spain	35.00%	Medical services	MAPFRE CAJA SALUD CORPORACIÓN MAPFRE
CENTROS MÉDICOS ISLAS CANARIAS S.A.	Spain	35.00%	Medical services	MAPFRE CAJA SALUD
SERVIMEDIC BALEAR S.L.	Spain	35.00%	Medical services	MAPFRE CAJA SALUD
CLINISAS	Spain	35.00%	Medical services	MAPFRE CAJA SALUD
REINSURANCE				
MAPFRE RE COMPAÑÍA DE REASEGUROS S.A.	Spain	35.00%	Reinsurance	CORPORACIÓN MAPFRE
COMPAGNIE INTERNATIONAL D'ASSURANCES ET REASSURANCES (C.I.A.R.)	Belgium	34.00%	Insurance and reinsurance	MAPFRE RE MAPLUX REINSURANCE
MAPFRE CHILE REASEGUROS S.A.	Chile	17.00%	Reinsurance	MAPFRE RE
INVERSIONES IBÉRICAS S.A.	Chile	17.00%	Financial and real estate	MAPFRE RE
CAJA REASEGURADORA DE CHILE S.A.	Chile	17.00%	Reinsurance	MAPFRE CHILE REASEGUROS
INMOBILIARIA COSTA DE MONTEMAR S.A.	Chile	17.00%	Real estate	INVERSIONES IBÉRICAS
CAJA RE ARGENTINA S.A.	Argentina	35.00%	Advisory services	INVERSIONES IBÉRICAS
INVERSIONES MAPFRE RE	Colombia	35.00%	Securities and real estate investments and management	MAPFRE RE INVERSIONES IBÉRICAS
MAPFRE RE MANAGEMENT SERVICES U.K. COMPANY LIMITED	United Kingdom	-	Real estate services	MAPFRE RE
MAPFRE RE ASSESORÍA LTDA.	Brazil	15.00%	Consultancy	MAPFRE RE ITSEMAP DO BRASIL
ADMINISTRADORA DE PROPIEDADES S.A.	Chile	17.00%	Real estate	INVERSIONES IBÉRICAS
COMERCIAL Y TURISMO S.A.	Chile	17.00%	Real estate	INVERSIONES IBÉRICAS
MAPFRE RE HOLDINGS INC.	U.S.A.	35.00%	Holding	MAPFRE RE
MAPFRE REINSURANCE CORPORATION	U.S.A.	35.00%	Insurance and reinsurance	MAPFRE RE HOLDINGS
INMOBILIARIA PRESIDENTE FIGUEROA ALCORTA S.A.	Argentina	35.00%	Real estate	MAPFRE RE
INMOBILIARIA TIRILLUCA S.A.	Chile	17.00%	Real estate	(INVERSIONES IBÉRICAS
MAPFRE COMPAÑÍA DE SERVICIOS GENERALES	Peru	30.00%	Consultancy	MAPFRE RE INVERSIONES IBÉRICAS
MAPFRE MANDATOS Y SERVICIOS	Argentina	35.00%	Services	CAJA REASEGURADORA DE ARGENTINA MAPFRE RE

Shareholding		Financial year closing figures									
% in share capital		Assets		Equity		Revenues		Results in financial year		Method or procedure	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
–	99.9933	225,325	196,300	34,835	25,318	11,506	11,885	4,776	7,123	(A)	(A)
–	0.0067										
100.0000	–										
99.9964	75.0000	19,843	17,374	19,806	17,351	2,446	608	1,454	838	(A)	(A)
0.0036	–										
99.6800	99.6800	161	161	161	160	2	2	1	1	(A)	(A)
0.3200	0.3200										
99.9923	99.9923	13,016	10,694	7,104	5,028	671	639	1,139	638	(A)	(A)
0.0077	0.0077										
100.0000	100.0000	20,372	13,511	7,921	4,985	1,662	898	1,168	897	(A)	(A)
95.0000	73.0800	15,105	8,074	6,544	4,727	1,866	580	886	296	(A)	(A)
4.7872	–										
99.9800	99.9800	7,417	3,903	3,813	3,046	326	115	163	(284)	(A)	(A)
0.0200	0.0200										
100.0000	–	4,355	–	1,150	–	9,717	–	(272)	–	(A)(H)	–
100.0000	–	690	–	509	–	972	–	228	–	(A)(H)	–
74.9888	74.9888	191,098	227,945	106,335	96,019	353,257	316,817	1,990	3,920	(A)	(A)
25.0000	25.0000										
100.0000	100.0000	614	801	92	285	1.409	1.322	193	257	(A)	(A)
99.9987	99.9880	23,495	3,285	12,958	3,144	3,065	1,574	87	275	(A)	(A)
0.0013	0.0120										
100.0000	100.0000	2,737	2,972	2,707	2,913	248	128	205	92	(A)	(A)
100.0000	100.0000	47	173	107	37	144	481	69	57	(A)	(A)
100.0000	–	13,947	–	7,262	–	1,890	–	514	–	(A) (H)	–
87.8941	87.8941	2,300,689	1,699,301	540,277	445,381	122,964	75,017	77,672	38,555	(A)	(A)
99.9900	74.9300	25,160	28,486	9,725	8,872	2,483	2,410	1,335	586	(A)	(A)
0.0100	25.0700										
99.9986	99.9986	106,247	83,849	43,447	34,007	6,728	5,926	667	(4,115)	(A)	(A)
99.9986	99.9986	27,311	30,813	27,311	28,878	1,231	1,068	520	(520)	(A)	(A)
99.8467	99.6759	97,704	77,302	29,894	23,877	4,433	3,723	839	1,415	(A)	(A)
31.4400	31.4400	21,284	17,882	20,495	15,726	6,212	2,154	547	(195)	(C)	(D)
99.9900	99.9900	127	113	116	111	2	–	(6)	(5)	(A)	(A)
94.9000	94.9000	3,012	2,653	3,001	2,586	359	–	(79)	(60)	(A)	(A)
5.1000	5.0999										
–	100.0000	–	–	–	–	–	–	–	114	(J)	(A)
99.9998	99.9998	27	10	22	10	43	–	9	(7)	(B)	(B)
0.0002	0.0002										
31.2900	31.2900	594	513	(39)	(36)	1,149	925	6	41	(C)	(C)
31.2000	31.2000	137	100	(42)	(13)	348	297	(45)	(33)	(C)	(C)
100.0000	100.0000	324,524	211,275	134,840	119,222	55,898	62,151	(1,603)	627	(A)	(A)
100.0000	100.0000	–	211,233	–	119,244	55,898	62,151	–	627	(A)	(A)
99.9000	99.9000	10	10	10	10	–	–	(1)	247	(B)	(A)
43.7500	43.7500	10,051	7,788	10,047	7,962	32	26	(169)	(66)	(C)	(C)
98.0000	98.0000	46	81	42	74	85	100	(40)	1	(B)	(B)
1.0000	1.0000										
1.0000	1.0000	127	132	92	92	606	541	(11)	(20)	(B)	(B)
99.0000	99.0000										

Name	Country	Effective tax rate	Activity	Holder
REINSURANCE MANAGEMENT INC.	U.S.A.	–	Services	MAPFRE RE HOLDINGS
ASSISTANCE				
MAPFRE ASISTENCIA COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS S.A.	Spain	35.00%	Insurance and reinsurance	CORPORACIÓN MAPFRE
IBEROASISTENCIA PORTUGAL	Portugal	27.50%	Travel assistance	MAPFRE ASISTENCIA
BRASIASISTENCIA	Brazil	34.00%	Travel assistance	MAPFRE ASISTENCIA
AFRIQUE ASSISTANCE	Tunisia	35.00%	Travel assistance	MAPFRE ASISTENCIA
VENEASISTENCIA	Venezuela	34.00%	Travel assistance	MAPFRE ASISTENCIA MAPFRE RE
COMPAÑÍA DE ASISTENCIA DE LOS ANDES S.A.	Colombia	38.50%	Travel assistance	MAPFRE ASISTENCIA INVERSIONES MAPFRE RE IBEROASISTENCIA
FEDERAL ASSIST	U.S.A.	37.60%	Travel assistance	MAPFRE ASISTENCIA
IBEROASISTENCIA ARGENTINA S.A.	Argentina	35.00%	Travel assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
SUR ASISTENCIA	Chile	17.50%	Travel assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
IBEROASISTENCIA S.A.	Spain	35.00%	Travel assistance	MAPFRE ASISTENCIA
IRELAND ASSIST	Ireland	12.50%	Travel assistance	MAPFRE ASISTENCIA
GULF ASSIST E.C.	Bahrain	–	Travel assistance	MAPFRE ASISTENCIA
FRANCE ASSISTANCE	France	34.33%	Travel assistance	MAPFRE ASISTENCIA
EUROSOS ASSISTANCE	Greece	35.00%	Travel assistance	IBEROASISTENCIA MAPFRE ASISTENCIA
CARIBE ASISTENCIA	Dominican Republic	25.00%	Travel assistance	MAPFRE ASISTENCIA
ECUASISTENCIA	Ecuador	25.00%	Travel assistance	MAPFRE ASISTENCIA ANDIASISTENCIA
CONSULTING DE SOLUCIONES Y TECNOLOGÍAS SIAM	Spain	35.00%	Consultancy	MAPFRE ASISTENCIA IBEROASISTENCIA
PERÚ ASISTENCIA S.A.	Peru	30.00%	Travel assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
VIAJES MAPFRE S.A.	Spain	35.00%	Travel Agents	MAPFRE ASISTENCIA IBEROASISTENCIA.
MELIÁ TOUR	Spain	35.00%	Travel wholesales	MAPFRE ASISTENCIA
MÉXICO ASISTENCIA	Mexico	30.00%	Travel assistance	MAPFRE ASISTENCIA
IBERO ASISTENCIA SERVICIOS DE TELEMARKETING S.L.	Spain	–	Telemarketing	MAPFRE ASISTENCIA IBEROASISTENCIA
ALLMAP ASSIST GMBH	Germany	–	Travel assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
PANAMÁ ASISTENCIA	Panama	30.00%	Travel assistance	MAPFRE ASISTENCIA
TUR ASSIST.	Turkey	30.00%	Travel assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
URUGUAY ASISTENCIA	Uruguay	30.00%	Travel assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
ASISTENCIA BOLIVIANA	Bolivia	25.00%	Travel assistance	MAPFRE ASISTENCIA
COSTA RICA ASISTENCIA	Costa Rica	30.00%	Travel assistance	MAPFRE ASISTENCIA
QUETZAL ASISTENCIA	Guatemala	0.00%	Travel assistance	MAPFRE ASISTENCIA
EL SALVADOR ASISTENCIA S.A.	El Salvador	25.00%	Travel assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
NICASSIT S.A.	Nicaragua	30.00%	Travel assistance	MAPFRE ASISTENCIA
BENELUX ASSIST. S.A.	Belgium	34.00%	Travel assistance	MAPFRE ASISTENCIA
NOVASSIST S.L.R.	Italy	37.25%	Travel assistance	MAPFRE ASISTENCIA IBEROASISTENCIA
VIAJES TÍVOLI	Spain	35.00%	Travel Agents	MAPFRE ASISTENCIA
GENERAL SERVICES REINSURANCE LIMITED	Ireland	12.50%	Reinsurance	MAPFRE ASISTENCIA

Shareholding		Financial year closing figures									
% in share capital		Assets		Equity		Revenues		Results in financial year		Method of procedure	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
100.0000	100.0000	1	1	1	1	–	–	–	–	(A)	(A)
99.9971	99.9971	237,340	169,274	81,573	61,796	137,452	100,168	5,340	1,967	(A)	(A)
100.0000	100.0000	2,645	3,450	57	340	2,023	2,237	(231)	279	(A)	(A)
99.9990	99.9990	13,526	10,833	8,898	5,854	26,842	24,883	(696)	381	(A)	(A)
49.0000	49.0000	1,349	1,067	995	846	979	820	190	94	(C)	(C)
99.9980 0.0020	99.9980 0.0020	855	648	464	94	844	886	29	(155)	(A)	(A)
94.8999 0.0008 5.0977	94.8999 0.0008 5.0977	2,024	1,200	873	685	3,333	2.367	32	59	(A)	(A)
100.0000	100.0000	4,046	2,741	1,488	1,284	9,141	7,049	70	199	(A)	(A)
99.9999 0.0001	99.99 0.01	4,526	3,034	2,101	1,178	8,648	6,418	463	198	(A)	(A)
99.0000 1	99.0000 1	6,201	6,117	1,512	1,340	5,593	4,585	(2,337)	177	(A)	(A)
99.9300	99.9300	11,697	9,315	883	401	15,532	13,339	446	63	(A)	(A)
100.0000	100.0000	3,015	1,493	1,167	951	3,,878	2,322	216	133	(A)	(A)
74.6250	74.6250	10,668	6,652	3,212	2,167	4.388	2,882	2,955	1,773	(A)	(A)
100.0000	100.0000	2,178	3,706	(631)	(578)	1,501	1,522	(699)	(1,035)	(A)	(A)
0.5000 99.5000	0.5000 99.5000	2,400	1,616	238	373	4,408	4,842	(13)	(107)	(A)	(A)
51.9997	51.9997	1,558	1,317	1,130	899	1,178	783	284	336	(A)	(A)
50.0000 50.0000	50.0000 50.0000	521	457	169	248	1,996	1,343	97	187	(A)	(A)
99.0000 1.0000	99.0000 1,0000.	6,073	5,874	3,016	3,147	1,996	1,874	(44)	(98)	(A)	(A)
99.8639 0.1361	99.8639 0.1361	459	248	(7)	(53)	395	408	(91)	(105)	(A)	(A)
99.7600 0.2400	99.7600 0.2400	11,657	9.403	5,056	3,947	20,291	6,225	96	287	(A)	(A)
50.0000	50.0000	1,806	2,866	(681)	883	3,164	6,719	(1,231)	62	(B)	(E) (G)
99.9998	99.9998	7,929	4,493	1,591	494	15,807	11,733	272	(204)	(A)	(A)
26.5000 73.4500	26.5000 73.4500	–	–	–	–	–	–	–	–	(A)	(A)
99.9500 0.0500	99.9500 0.0500	197	197	53	66	–	–	–	(18)	(B)	(A)
58.0000	58.0000	504	549	469	514	676	493	143	59	(B)	(A)
91.6667 8.3333	91.6667 8.3333	2,967	1,245	394	(10)	14,563	8,464	14	(187)	(A)	(A)
94.8165 5.1835	94.8165 5.1835	1,291	765	685	471	2,107	1,408	267	165	(A)	(A)
99.4600	99.4600	127	136	33	80	230	240	(43)	(4)	(B)	(A)
100.0000	100.0000	303	141	139	54	269	348	(27)	(43)	(B)	(A)
99,9920	99.9920	336	302	243	209	1,260	1,122	72	48	(A)	(A)
99.9900 0.0100	99.9900 0.0100	569	548	353	347	1,068	1,214	269	274	(A)	(A)
100.0000	100.0000	138	175	138	138	286	386	8	102	(B)	(A)
70.0000	70,0000	3,978	2,821	1,448	998	2,430	2,226	450	204	(A)	(A)
99.0000 1.0000	99.0000 1.0000	723	406	87	94	1,385	838	23	(16)	(A)	(A)
20.0000	20.0000	–	–	873	1,330	–	–	(343)	(625)	(C)	(C)
100.0000	100.0000	3,521	1,431	539	746	(31)	3,176	(7)	246	(A)	(A)

Name	Country	Effective tax rate	Activity	Holder
NUOVI SERVIZI AUTO S.P.A.	Italy	37.25%	Warranty extension	MAPFRE ASISTENCIA IBEROASISTENCIA
ALLIANCE OPTIMALE S.L.R.	France	-	Warranty of vehicles	NUOVO SERVIZI AUTO
JMDS	Luxembourg	-	Warranty of vehicles	NUOVO SERVIZI AUTO
SDMA	France	-	Warranty of vehicles	NUOVO SERVIZI AUTO
NORASIST S.A.	Canada	-	Travel assistance	FEDERAL ASSIST
BRICKELL FINANCIAL SERVICES INC.	U.S.A.	37.30%	Travel assistance	MAPFRE ASISTENCIA
ROAD CHINA ASSISTANCE	China		Travel assistance	MAPFRE ASISTENCIA
ABRAXAS	United Kingdom	12.50%	Insurance	MAPFRE ASISTENCIA
SERVICES FOR THE ELDERLY				
MAPFRE ASISTENCIA ORO	Spain	35.00%	Services for the elderly	MAPFRE ASISTENCIA IBEROASISTENCIA MAPFRE QUAVITAE
MAPFRE QUAVITAE S.A.	Spain	50.14%	Assistance services	MAPFRE SEGUROS GENERALES CORPORACIÓN MAPFRE
QUAVITAE BALEARES S.A.	Spain	35.00%	Services for the elderly	MAPFRE QUAVITAE
QUAVITAE BIZI-KALITATE S.L.	Spain	35.00%	Services for the elderly	MAPFRE QUAVITAE
AZUL CENTROS RESIDENCIALES S.A.	Spain	35.00%	Services for the elderly	MAPFRE QUAVITAE
SERVEIS INTEGRALS PER A L´AUTONOMIA S.A. (merged in 2005 with MAPFRE QUAVITAE)	Spain	-	Services for the elderly	MAPFRE QUAVITAE
PROVITAE CENTROS ASISTENCIALES S.L.	Spain	35.00%	Services for the elderly	MAPFRE QUAVITAE
BIOINGIENERIA ARAGONESA S.L.	Spain	35.00%	Technology for the elderly	MAPFRE QUAVITAE MAPFRE SEGUROS GENERALES
REAL ESTATE				
MAPFRE INMUEBLES S.A.	Spain	35.00%	Real estate	CORPORACIÓN MAPFRE
DESARROLLOS URBANOS CIC. S.A.	Spain	35.00%	Real estate services	MAPFRE INMUEBLES CORPORACIÓN MAPFRE
SERVICIOS INMOBILIARIOS MAPFRE S.A.	Spain	37.00%	Real estate	MAPFRE INMUEBLES DESARROLLOS URBANOS
INMOBILIARIA BRAVO UREÑA S.L.	Spain	35.00%	Real estate	MAPFRE INMUEBLES
MAPFRE INTERNACIONAL				
GESMUSINI GESTIÓN S.A. (from 2006 MAPFRE INTERNACIONAL S.A.)	Spain	-	Holding (financial in 2004)	CORPORACIÓN MAPFRE MAPFRE EMPRESAS
PROGRESS ASSICURAZIONI S.P.A.	Italy	-	Insurance	CORPORACIÓN MAPFRE
MIDDLESEA INSURANCE P.L.C.	Malta	-	Insurance	CORPORACIÓN MAPFRE
MAPFRE INSULAR INSURANCE CORPORATION	Philippines	-	Insurance	CORPORACIÓN MAPFRE
OTHERS				
DETECTAR D.T. TRANSF. E ADMON. DE RISCOS	Brazil	-	Risk administration	CORPORACIÓN MAPFRE
FANCY INVESTMENT S.A.	Uruguay	-	Financial	CORPORACIÓN MAPFRE
CAJA MADRID BOLSA SOCIEDAD DE VALORES Y BOLSA	Spain	-	Securities broker-dealer	CORPORACIÓN MAPFRE
GESMADRID SOCIEDAD GESTORA DE INSTITUCIONES DE INVERSIÓN COLECTIVA	Spain	-	Investment firm	CORPORACIÓN MAPFRE
CAJA MADRID PENSIONES ENTIDAD GESTORA DE FONDOS DE PENSIONES	Spain	-	Pension fund management	CORPORACIÓN MAPFRE

Shareholding		Financial year closing figures									
% in share capital		Assets		Equity		Revenues		Results in financial year		Method or procedure	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
99.9900 0.0100	99.9900 0.0100	18,321	13,729	3,694	2,283	18,288	14,860	2,447	1,153	(A)	(A)
100.0000	100.0000	48	48	50	50	–	–	2	2	(A)	(A)
100.0000	100.0000	67	67	68	68	–	–	1	1	(A)	(A)
100.0000	100.0000	55	55	55	55	–	–	108	108	(A)	(A)
100.0000	100.0000	218	218	200	200	–	–	(18)	(18)	(A)	(A)
100.0000	100.0000	14,730	9,353	1,938	611	39,108	28,296	1,298	1,475	(A)	(A)
100.0000	100.0000	511	220	511	220	–	–	–	–	(B)	(A) (G)
100.0000	–	6,050	–	1,958	–	6,755	–	1,060	–	(A) (H)	–
– – 100.0000	99.7500 0.2500 –	23,143	6,062	16,651	5,777	1,944	1,079	1,694	(256)	(A)	(A)
10.7643 46.0731	10.7642 46.0736	131,417	105,893	47,600	27,749	68,240	57,630	(610)	(2,271)	(A)	(A)
100.0000	85.0000	13,395	14,408	(3,752)	(2,103)	2,273	1,654	(1,657)	(1,388)	(A)	(A) (G)
99.9990	99.9990	26,065	26,169	3,652	4,377	10,043	8,388	(725)	787	(A)	(A) (G)
50.0000	50.0000	5,036	5,210	(679)	(1,009)	817	777	(1,230)	(2,634)	(E)	(E) (G)
–	100.0000	–	2,698	–	(4,992)	–	2,315	–	(1,100)	(A)	(A) (G)
50.0000	50.0000	8,383	7,496	6,120	6,176	–	–	(56)	(69)	(E)	(E) (G)
59.9900 40.0000	59.9900 40.0000	6,071	4,069	3,138	1,752	5,149	3,749	901	569	(A)	(A)
99.9202	99.9203	393,407	99,188	91,991	46,456	35,506	59,985	2,419	6,257	(A)	(A)
89.9216 0.0784	99.9216 0.0784	99,645	814	517	810	32	16	8	10	(A)	(A)
99.9000 0.1000	99.9000 0.1000	540	516	397	360	1,251	1,135	87	55	(A)	(A)
50.0000	50.0000	540	5,302	139	4,198	30	5,824	5	836	(E)	(E)
99.7630 0.2370	– 100.0000	810	–	801	904	84,997	–	13	93	(A)	(A)
–	38.9731	–	117,370	–	21,196	–	48,920	–	1,076	(J)	(C)
21.0000	5.4855	–	230,,438	66.245	53,384	20,419	11,141	7,917	2,563	(C)	(C)
75.2000	99.9181	21,787	16,183	9,897	7,477	8,541	9,997	760	827	(A)	(A)
100.0000	100.0000	10,379	7,685	10,021	7,426	1,017	1,125	75	571	(A)	(A)
100.0000	100.0000	5,105	3,661	4,953	3,561	839	297	803	262	(A)	(A)
30.0000	30.0000	203,076	194,946	28,894	30,058	17,265	12,879	6,103	4,440	(C)	(C)
30.0000	30.0000	59,509	64,494	42,612	42,147	126,735	117,781	12,316	11,349	(C)	(C)
30.0000	30.0000	35,907	33,175	38,431	27,736	35,705	30,982	5,007	3,366	(C)	(C)

Name	Country	Effective tax rate	Activity	Holder
MAPFRE INTERNET S.A.	Spain	-	IT	MAPFRE VIDA MAPFRE SEGUROS GENERALES MAPFRE INDUSTRIAL MAPFRE CAJA SALUD MAPFRE CAUCIÓN Y CRÉDITO MAPFRE RE CORPORACIÓN MAPFRE MAPFRE ASISTENCIA MAPFRE EMPRESAS
MAPFRE INFORMÁTICA A.I.E.	Spain	-	IT	MAPFRE EMPRESAS MAPFRE INDUSTRIAL MAPFRE GUANARTEME MAPFRE INVERSIÓN MAPFRE SEGUROS GENERALES MAPFRE VIDA MAPFRE CAUCIÓN Y CRÉDITO MAPFRE CAJA SALUD MAPFRE-CAJA MADRID HOLDING CORPORACIÓN MAPFRE MAPFRE RE MAPFRE ASISTENCIA MAPFRE AMÉRICA
MAPFRE AMÉRICA				
MAPFRE AMÉRICA S.A.	Spain	35.00%	Holding	CORPORACIÓN MAPFRE
ARGENTINA				
MAPFRE ARGENTINA HOLDING S.A.	Argentina	35.00%	Holding	MAPFRE AMÉRICA
MAPFRE ARGENTINA SEGUROS S.A.	Argentina	35.00%	Insurance	MAPFRE ARGENTINA HOLDING
ACONCAGUA SEGUROS DE RETIRO S.A.	Argentina	35.00%	Insurance	MAPFRE ARGENTINA HOLDING MAPFRE ARGENTINA SEGUROS
SURASSUR S.A.	Argentina	35.00%	Insurance brokerage	MAPFRE ARGENTINA HOLDING
CESVI ARGENTINA S.A.	Argentina	35.00%	Loss control	MAPFRE ARGENTINA SEGUROS
MAPFRE ARGENTINA A.R.T.	Argentina	35.00%	Work accidents insurance	MAPFRE ARGENTINA HOLDING MAPFRE ARGENTINA SEGUROS
MAPFRE ARGENTINA SEGUROS DE VIDA S.A.	Argentina	35.00%	Insurance de Vida	MAPFRE ARGENTINA HOLDING
BRAZIL				
MAPFRE VERA CRUZ SEGURADORA S.A.	Brazil	34.00%	Insurance	MAPFRE DO BRASIL MAPFRE AMÉRICA
SEGURADORA ROMA S.A.	Brazil	34.00%	Insurance	MAPFRE VERA CRUZ SEGURADORA
MAPFRE DO BRASIL CONSULTORÍA E SERVICIOS LTDA.	Brazil	34.00%	Advisory services	CORPORACIÓN MAPFRE MAPFRE AMÉRICA
MAPFRE VERA CRUZ VIDA E PREVIDENCIA S.A.	Brazil	34.00%	Insurance	MAPFRE VERA CRUZ SEGURADORA FANCY
SANTACATARINA SEGUROS E PREVIDENCIA, S.A.	Brazil	34.00%	Insurance	MAPFRE VERA CRUZ SEGURADORA
NOSSA CAIXA	Brazil	34.00%	Insurance	MAPFRE VERA CRUZ SEGURADORA
CHILE				
MAPFRE CHILE SEGUROS S.A.	Chile	17.00%	Holding	MAPFRE AMÉRICA INVERSIONES MAPFRE CHILE RE
EUROAMÉRICA ASESORÍAS UNO S.A.	Chile	17.00%	Investment firm	MAPFRE CHILE SEGUROS
MAPFRE COMPAÑÍA DE SEGUROS GENERALES DE CHILE S.A.	Chile	17.00%	Insurance	MAPFRE CHILE SEGUROS EUROAMÉRICA ASESORÍAS
COLOMBIA				
MAPFRE SEGUROS GENERALES DE COLOMBIA S.A.	Colombia	38.50%	Insurance	MAPFRE AMÉRICA APOINT
CREDIMAPFRE	Colombia	38.50%	Real estate financiers	GESTIMAP

Shareholding		Financial year closing figures									
In share capital		Assets		Equity		Revenues		Results in financial year		Method or procedure	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
15.0000	15..0000	3,549	3,393	2,639	2,498	6,052	4,829	80	151	(C)	(C)
22,0000	22.0000										
–	1.2500										
4.0000	4.0000										
1.2500	1.2500										
1.0000	1.0000										
1.0000	1.0000										
2.0000	2.0000										
1.2500	–										
7.0000	–	10,397	5,930	1,000	1,000	34,083	21,248	–	–	(C)	(C)
–	7.0000										
7.0000	7.0000										
0.5000	0.5000										
12.1000	12.1000										
5.0000	5.0000										
2.5000	2.5000										
0.1000	0.1000										
0.1000	0.1000										
0.1000	0.1000										
1.0000	1.0000										
1.0000	1.0000										
0.5000	0.5000										
87.4590	84.9169	619,664	421,180	610,879	413,139	106,258	23,361	129,585	16,221	(A)	(A)
100.0000	100.0000	36,046	29,375	35,759	29,553	78	13	2,931	1,978	(A)	(A)
99.9979	99.9979	146,072	112,389	24,484	20,021	154,323	135,417	2,184	1,310	(A)	(A)
23.5688	23.5688	–	–	–	–	–	–	–	–	(A)	(A)
76.4312	76.4312										
100.0000	100.0000	239	114	87	(6)	390	152	(7)	(31)	(A)	(A)
4.3700	4.3700	–	3,058	–	2,641	–	1,809	–	28	(C)	(C)
99.2696	99.2696	39,218	26,687	7,696	7,605	40,429	26,327	567	838	(A)	(A)
0.7304	0.7304										
20.0000	20.0000	15,138	9,704	3,373	1,584	7,375	5,274	1,568	373	(C)	(C)
15.0732	30.3924	571,177	279,035	179,689	60,947	434,623	259,033	11,309	6,346	(A)	(A)
84.9268	69.6076										
46.0300	46.0300	26,118	19,189	8,840	6,091	26,492	21,102	–	–	(C)	(C)
0.5143	0.5143	39,658	28,361	14,237	24,974	95	23	6	706	(A)	(A)
99.4857	99.4857										
9.9051	9.8967	274,103	136,140	43,293	33,897	216,347	115,690	2,419	(13)	(C)	(C)
10.2901	12.3683										
–	13.3125	–	–	–	872	–	–	–	–	(J)	(C)
51.0000	–	–	–	4,642	–	–	–	204	–	(A) (H)	–
99.9937	99.9937	250,786	131,760	36,986	32,203	58,057	38,953	116	(1,094)	(A)	(A)
0.0042	0.0042										
100.0000	100.0000	10,629	8,292	9,626	8,292	3	1,501	3	1,501	(A)	(A)
59.1500	59.1500	235,822	117,085	23,535	20,273	57,494	38,520	7	3,501	(A)	(A)
40.8500	40.8500										
94.2294	94.2294	198,297	182,311	62,577	63,873	291,893	258,861	931	2,027	(A)	(A)
5.7623	5.7623										
5.0833	5.0833	12,801	9,083	9,551	8,519	1,843	1,743	587	781	(A)	(A)

Name	Country	Effective tax rate	Activity	Holder
				MAPFRE SEGUROS GENERALES DE COLOMBIA
GESTIMAP S.A.	Colombia	38.50%	Car spare parts information	MAPFRE SEGUROS GENERALES DE COLOMBIA CREDIMAPFRE
AUTOMOTORES CAPITALTDA	Colombia	38.50%	Car repair, purchase and sale	CREDIMAPFRE
MAPFRE COLOMBIA VIDA S.A.	Colombia	38.50%	Insurance	MAPFRE SEGUROS GENERALES DE COLOMBIA APOINT MAPFRE AMÉRICA
CESVI COLOMBIA	Colombia	38.50%	Scientific and technical research	MAPFRE SEGUROS GENERALES DE COLOMBIA
MEXICO				
MAPFRE TEPEYAC S.A.	Mexico	0%	Insurance	MAPFRE AMÉRICA GRUPO CORPORATIVO LML
GRUPO CORPORATIVO LML	Mexico	30.00%	Holding	MAPFRE AMÉRICA
EDITORIAL DIANA S.A. DE C.V.	Mexico	30.00%	Editorial	MAPFRE TEPEYAC
UNIDAD MÓVIL DE DIAGNÓSTICO S.A.	Mexico	30.00%	Medical services	MAPFRE TEPEYAC
ASSET DEFENSA LEGAL MEXICANA S.A. DE C.V.	Mexico	30.00%	Legal services	MAPFRE TEPEYAC
CESVI MÉXICO	Mexico	27.00%	Research centre	MAPFRE TEPEYAC
TEPEYAC ASESORES	Mexico	30.00%	Fund administration	MAPFRE TEPEYAC
PARAGUAY				
MAPFRE PARAGUAY COMPAÑÍA DE SEGUROS S.A.	Paraguay	30.00%	Insurance	MAPFRE AMÉRICA
PERU				
MAPFRE PERÚ COMPAÑÍA DE SEGUROS Y REASEGUROS	Peru	0%	Insurance and reinsurance	MAPFRE AMÉRICA
TERRENOS Y LOCALES S.A.	Peru	30%	Real estate	MAPFRE PERÚ
PUERTO RICO				
MAPFRE PRAICO CORPORATION	Puerto Rico	20%	Insurance	MAPFRE AMÉRICA
MAPFRE PRAICO INSURANCE COMPANY	Puerto Rico	39%	Insurance	MAPFRE PRAICO CORPORATION
MAPFRE PREFERRED RISK INSURANCE COMPANY	Puerto Rico	39%	Insurance	MAPFRE PRAICO INSURANCE
MAPFRE PAN AMERICAN INSURANCE COMPANY	Puerto Rico	39%	Insurance	MAPFRE PRAICO CORPORATION
PUERTO RICAN INSURANCE AGENCY INC.	Puerto Rico	20%	Insurance brokerage	MAPFRE PRAICO CORPORATION
PAN AMERICAN FINANCE CORPORATION	Puerto Rico	20%	Financial	MAPFRE PRAICO CORPORATION MAPFRE PAN AMERICAN
MAPFRE LIFE INSURANCE COMPANY	Puerto Rico	25%	Insurance	MAPFRE PRAICO CORPORATION
MAPFRE LIFE FINANCIAL SERVICES CO.	Puerto Rico	–	Insurance agents	MAPFRE LIFE INSURANCE
DOMINICAN REPUBLIC				
MAPFRE DOMINICANA	Dominican Republic	0%	Securities broker-dealer	MAPFRE AMÉRICA
MAPFRE DOMINICANA SEGUROS	Dominican Republic	0%	Insurance and reinsurance	MAPFRE AMÉRICA
URUGUAY				
MAPFRE URUGUAY S.A.	Uruguay	0%	Insurance	MAPFRE AMÉRICA
APOINT S.A.	Uruguay	0%	Financial	MAPFRE AMÉRICA

Shareholding		Financial year closing figures									
% in share capital		Assets		Equity		Revenues		Results in financial year		Method or procedure	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
94.9144	94.9144										
92.5888	92.5888	515	503	504	540	4	4	17	58	(A)	(A)
7.4112	7.4112										
100.0000	100.0000	–	–	–	11	–	–	–	–	(A)	(A)
0.0001	0.0001	54,411	32,792	6,388	4,368	28,473	19,724	1,131	20	(C)	(C)
6.3840	6.3839										
0.0001	0.0001										
3.6400	3.6400	14,624	13,493	14,169	13,095	4,517	3,752	463	99	(C)	(C)
55.6602	55.6602	448,302	346,377	139,948	106,994	279,710	258,477	12,136	13,038	(A)	(A)
44.3398	44.3398										
100.0000	100.0000	41,290	34,530	41,287	34,529	–	15	(14)	4	(A)	(A)
20.1552	20.1552	13,717	12,515	5,998	5,617	8,238	8,056	(478)	133	(C)	(C)
99.9982	99.9982	473	402	(87)	62	5,167	3,749	(16)	(17)	(C)	(A)
78.8145	78.8145	462	507	344	146	3,182	2,553	208	36	(A)	(A)
13.9500	13.9500	3,023	2,333	3,925	1,978	3,287	2,361	349	(232)	(D)	(D)
16.0000	16.0000	551	441	364	250	30	–	10	(51)	(D)	(D)
81.2200	81.2200	7,809	6,031	3,289	2,447	5,829	5,454	404	308	(A)	(A)
99.3560	98.9471	27,940	20,337	11,471	6,878	27,094	22,579	71	1,331	(A)	(A)
66.3948	66.3948	119	915	109	838	102	116	(43)	(55)	(A)	(A)
100.0000	100.0000	146,043	139,328	165,114	136,519	20,505	12,502	(311)	(1,855)	(A)	(A)
100.0000	100.0000	364,229	339,918	122,387	93,980	157,203	125,906	14,585	8,334	(A)	(A)
100.0000	100.0000	80,636	69,005	25,940	21,741	10,153	12,105	3,288	3,902	(A)	(A)
100.0000	100.0000	36,450	38,839	28,783	36,618	3,343	9,039	3,466	6,249	(A)	(A)
100.0000	100.0000	1,431	1,196	(312)	139	2,267	1,092	(96)	(25)	(A)	(A)
100.0000	37.2208	738	1,617	758	727	61	120	6	20	(A)	(A)
–	62.7792										
65.4100	65.4100	51,982	45,049	17,865	11,428	43,724	23,153	(742)	512	(A)	(A)
–	100.0000	–	365	–	14	–	263	–	64	(J)	(A)
100.0000	–	5,556	–	2,802	–	446	–	(613)	–	(A) (H)	–
100.0000	–	5,420	–	2,769	–	2,764	–	(979)	–	(A) (H)	–
100.0000	100.0000	9,963	6,752	2,967	2,275	7,038	5,066	42	(1,171)	(A)	(A)
100.0000	100.0000	4,992	4,886	3,955	4,031	907	825	16	(360)	(A)	(A)

Name	Country	Effective tax rate	Activity	Holder
VENEZUELA				
MAPFRE LA SEGURIDAD S.A.	Venezuela	0%	Insurance and reinsurance	MAPFRE AMÉRICA
CEFOPROSEG C.A.	Venezuela	34.00%	Education	MAPFRE LA SEGURIDAD
INVERSORA SEGURIDAD C.A.	Venezuela	34.00%	Policy financing	MAPFRE LA SEGURIDAD
CORPORACIÓN SLS 024 C.A.	Venezuela	34.00%	Sale of cementery plots	MAPFRE LA SEGURIDAD
INMOBILIARIA 96 C.A.	Venezuela	34.00%	Real estate	MAPFRE LA SEGURIDAD
ESTACIONAMIENTOS EL CHORRO	Venezuela	34.00%	Property administration	MAPFRE LA SEGURIDAD
EL SALVADOR				
MAPFRE LA CENTRO AMERICANA S.A.	El Salvador	25.00%	Insurance	MAPFRE AMÉRICA
INMOBILIARIA AMERICANA S.A.	El Salvador	25.00%	Real estate	MAPFRE AMÉRICA
SPAIN				
INVERSIONES PERUANAS S.A.	Spain	0%	Holding	MAPFRE AMÉRICA
MAPFRE SOFT S.A.	Spain	35.00%	IT	MAPFRE AMÉRICA

CONSOLIDATION METHOD OR PROCEDURE

(A) Fully consolidated subsidiaries
(B) Subsidiaries excluded from consolidation
(C) Associated and investee undertakings consolidated by the equity method
(D) Associated and investee undertakings excluded from consolidation
(E) Joint ventures consolidated by proportionate integration
(F) Joint ventures consolidated by the equity method
(G) Companies joining the consolidation perimeter in financial year 2004
(H) Companies joining the consolidation perimeter in financial year 2005
(I) Companies exiting the consolidation perimeter in financial year 2004
(J) Companies exiting the consolidation perimeter in financial year 2005

Shareholding		Financial year closing figures									
% in share capital		Assets		Equity		Revenues		Results in financial year		Method or procedure	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
99.5159	99.5159	202,143	192,758	88,686	65,546	475,098	371,466	22,975	17,434	(A)	(A)
100.0000	100.0000	5	5	4	5	64	44	–	–	(B)	(B)
100.0000	100.0000	25,587	21,302	21,748	19,156	6,875	6,362	4,395	4,489	(A)	(A)
100.0000	100.0000	501	2,170	402	1,051	351	127	309	(115)	(A)	(A)
100.0000	100.0000	4	4	6	6	–	–	–	–	(A)	(A)
100.0000	100.0000	6	7	5	6	–	–	(1)	–	(A)	(A)
72.8607	72.8373	45,137	39,443	13,866	11,169	13,236	13,927	1,390	1,570	(A)	(A)
78.4965	78.3539	7,846	6,985	5,625	4,788	541	615	134	115	(A)	(A)
12.9613	12.9613	14,013	10,837	14,002	10,834	3,290	1,074	3,168	496	(C)	(C)
99.9991	99.9991	4,164	3,333	3,855	2,887	4,091	4,419	973	1,208	(A)	(A)

AUDIT REPORT
FOR THE 2005 CONSOLIDATED
ANNUAL ACCOUNTS

ERNST & YOUNG

Torre Picasso
Plaza Pablo Ruiz Picasso, 1
28020 Madrid

Teléfono: 915 727 200
Fax: 915 727 270
www.ey.com/es

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 8)

To the Shareholders of
CORPORACION MAPFRE, S.A.

1. We have audited the consolidated annual accounts of CORPORACION MAPFRE, S.A. and its subsidiaries (the Group), which comprise the consolidated balance sheet at December 31, 2005, the consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity and the notes to the consolidated financial statements for the year then ended, the preparation of which is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.

2. The accompanying 2005 consolidated annual accounts are the first ones which the Group has prepared by applying the international financial reporting standards adopted by the European Union (IFRS-EU), which in general require that comparative information be included in the financial statements presented. Thus, in accordance with mercantile law, for comparative purposes the Parent Company's directors have included for each of the captions included in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of changes in equity and the notes to the consolidated financial statements, in addition to the figures of 2005, those of 2004, which have been obtained by applying IFRS-EU in effect at December 31, 2005. Consequently, the 2004 figures differ from those set forth in the approved consolidated 2004 annual accounts which were prepared in keeping with the accounting principles and criteria in effect at the time. The principal differences arising as a result of applying IFRS-EU to consolidated equity at January 1 and December 31, 2004 and 2004 consolidated income statement of the Group are set forth in Note 2.1 to the accompanying consolidated financial statements. Our opinion refers only to the consolidated annual accounts for 2005. On February 9, 2005 we issued our audit report on the 2004 consolidated annual accounts prepared in conformity with accounting principles and criteria in effect said year, in which we expressed an unqualified opinion.

3. The Corporation and some of its subsidiaries have performed significant transactions with other MAPFRE SYSTEM companies. Information about these transactions is given in the Note 6.23 to the accompanying consolidated financial statements.

4. In our opinion, the accompanying 2005 consolidated annual accounts give a true and fair view, in all material respects of the equity and financial position of CORPORACION MAPFRE, S.A. and its subsidiaries at December 31, 2005 and the consolidated results of its operations, consolidated cash flow and changes in consolidated equity for the year then ended and contain the required information necessary for their adequate interpretation and comprehension, in conformity with the international financial reporting standards adopted by the European Union which are consistent with those applied to the figures and information corresponding to 2004 consolidated financial statements which have been included in the 2005 annual accounts for comparative purposes.

5. The accompanying consolidated management report for the year ended December 31, 2005 contains such explanations as the Parent Company's directors consider appropriate concerning the situation of CORPORACION MAPFRE, S.A. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the consolidated management report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2005. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the Parent Company and the companies comprising its Group.

ERNST & YOUNG, S.L.
(Signed in the original issued in Spanish language)

Manuel Martínez Pedraza

February 8, 2006


PROPOSED
RESOLUTIONS

- To approve the Annual Accounts, both individual and consolidated, relating to fiscal year 2005.

- To approve the distribution of profits as proposed by the Board of Directors, and as a result, to pay a total dividend of 0.32 euros gross per share to shares numbered from 1 to 238,900,706, both inclusive. Part of this dividend, in the amount of 0.17 euros gross per share was advanced under a resolution of the Board of Directors passed on 26 October 2005, and the remainder, up to the approved total, will be paid as from 5 May 2006.

- To approve the management of the Board of Directors during fiscal year 2005.

- To amend Article 5 of the Regulations of the General Meetings of Shareholders, which shall have the following wording:

ARTICLE 5. NOTICE OF A CALL

A General Meeting must be called by way of a notice published in the "Official Bulletin of the Companies Register" and in one large-circulation daily newspaper in the province where the Company has its registered address, at least one month prior to the date set down to hold the meeting. The call must likewise be accessible through the Company's web page.

The notice must state the date of the meeting on first call and all of the matters to be dealt with at the meeting.

Shareholders that represent at least five per cent of the share capital may request that a complement to the call of the general meeting of shareholders be published, adding one or more points to the agenda. This right shall be exercised by delivering a faithful notice, which shall be received at the Company's registered address within the next five days following the publication of the call.

The complement to the call shall be published at least fifteen days prior to the date set down to hold the meeting.

- To re-elect Board Members Mr. Carlos Álvarez Jiménez, Mr. Ricardo Blanco Martínez, Mr. Juan Fernández-Layos Rubio and Mr. Filomeno Mira Candel for a further period of four years.

  The Remuneration and Appointment Committee has issued a favourable opinion on this proposal for re-election.

- To renew the appointment of the firm Ernst & Young, S.L. as Auditors of the company both for the Individual Annual Financial Statements and for the Consolidated Accounts, should the company be under a duty to formulate such accounts or decide to do so voluntarily, for a period of one year, that is, for fiscal year 2006, notwithstanding that the said appointment may be revoked by the Shareholders' meeting prior to the end of the said period, should there be just cause.

- To delegate the widest of powers to the Chairman of the Board of Directors, Mr. Carlos Alvarez Jiménez, the Executive Vice-Chairman, Mr. Domingo Sugranyes Bickel, and the Secretary to the Board, Mr. José Manuel González Porro so that they may, separately, execute the aforesaid resolutions and engross them in public format whenever necessary, and to adapt them, should the delegates deem this to be pertinent, to conform to any observations made by the Companies Register.

- To thank all those involved in the management of the company for their loyal cooperation during this fiscal year.




CORPORATE
GOVERNANCE
REPORT

CORPORACIÓN MAPFRE, S.A.

A. OWNERSHIP STRUCTURE

A.1. SHAREHOLDERS' EQUITY

Date of last change	Share Capital (€)	Number of Shares
06-03-2004	119,450,353.00	238,900,706

All shares belong to the same class.

A.2. SUBSTANTIAL HOLDINGS OF COMPANY SHARES ON THE DATE OF CLOSURE OF THE FINANCIAL YEAR, EXCLUDING DIRECTORS

Name or Corporate Name of Shareholder	Number of Shares Owned Directly	Number of Shares Owned Indirectly(*)	Total % of Share Capital
MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA	131,163,141	0	54,903

Most significant movements of shareholdings during the financial year

There were no significant movements of shareholdings during the financial year.

A.3. MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS WHO HOLD COMPANY SHARES

Name or corporate name of the director	Date of first appointment	Date of last appointment	Number of shares owned directly	Total % of share capital
MR. CARLOS ÁLVAREZ JIMÉNEZ	27-06-1981	20-04-2002	10,992	0.005
MR. DOMINGO SUGRANYES BICKEL	23-04-1988	06-03-2004	7,500	0.003
MR. FRANCISCO RUIZ RISUEÑO	12-03-2003	29-03-2003	10	0.000
MR. RICARDO BLANCO MARTÍNEZ	04-12-2002	04-12-2002	28,107	0.012
MR. VÍCTOR BULTÓ MILLET	17-09-2003	06-03-2004	100	0.000
MR. JUAN FERNÁNDEZ -LAYOS RUBIO	27-06-1981	20-04-2002	7,890	0.003
MR. LUIS HERNANDO DE LARRAMENDI MARTÍNEZ	17-04-1999	29-03-2003	100	0.000
MR. ANTONIO MIGUEL-ROMERO DE OLANO	17-04-1999	29-03-2003	396	0.000
Total % of the share capital held by the board of Directors				**0.023**

No members of the board of directors hold rights over company shares.

A.4. RELATIONSHIPS AMONG HOLDERS OF SUBSTANTIAL HOLDINGS

There are no family, commercial, contractual or corporate relationships among holders of substantial holdings, to the extent known by the company.

A.5. COMMERCIAL, CONTRACTUAL OR CORPORATE RELATIONSHIPS AMONG HOLDERS OF SUBSTANTIAL HOLDINGS AND THE COMPANY

Name or Corporate Name of related parties	Kind of relationship	Brief description
MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA	Corporate	THE COMPANY BELONGS TO THE CONSOLIDATED GROUP OF MAPFRE MUTUALIDAD

A.6. SHAREHOLDER AGREEMENTS OF WHICH NOTICE HAS BEEN GIVEN TO THE COMPANY

None.

Concerted actions among shareholders of which the company is aware

None.

A.7. PRIVATE INDIVIDUALS OR LEGAL PERSONS WHICH DO OR CAN EXERCISE CONTROL OVER THE COMPANY ACCORDING TO ARTICLE 4 OF THE SECURITIES MARKET ACT

Name or corporate name
MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA

A.8. PORTFOLIO OF OWN SHARES

No own shares were held throughout the year.

A.9. AUTHORISATIONS GIVEN BY THE SHAREHOLDERS IN GENERAL MEETING TO THE BOARD OF DIRECTORS TO CARRY OUT ACQUISITIONS OR TRANSFERS OF OWN-SHARES DESCRIBED IN SECTION A.8.

The company has no own-shares, nor is there any authorisation in force from the General Meeting for the Board of Directors to carry out own-share transactions.

A.10. LEGAL AND BYLAW RESTRICTIONS ON THE RIGHT TO VOTE OR ON THE ACQUISITION OR TRANSFER OF HOLDINGS IN THE SHARE CAPITAL

There are no restrictions on the acquisition or transfer of holdings in the share capital. There are no restrictions on the right to vote because each share confers the right to one vote. However, in accordance with the corporate bylaws, to be able to attend a general meeting a minimum number of 1,500 shares are required to be recorded in the Share Register at least five days prior to the date on which a general meeting is to be held. Shareholders who possess fewer shares may syndicate them so as to at least complete the said number and appoint a representative from amongst themselves.

B. CORPORATE MANAGEMENT STRUCTURE

B.1. BOARD OF DIRECTORS

B.1.1. Maximum and minimum number of directors allowed under the bylaws

Maximum number of directors	20
Minimum number of directors	5

B.1.2. Members of the Board of Directors

Name or corporate name of the director	Office held on the Board	Date of first appointment	Date of last appointment	Election process
MR. CARLOS ÁLVAREZ JIMÉNEZ	Chairman	27-06-1981	20-04-2002	General meeting
MR. DOMINGO SUGRANYES BICKEL	1ST Vice-Chairman	23-04-1988	06-03-2004	General meeting
MR. FRANCISCO RUIZ RISUEÑO	2ND Vice-Chairman	12-03-2003	29-03-2003	General meeting
MR. RICARDO BLANCO MARTÍNEZ	Managing Director	04-12-2002	04-12-2002	General meeting
MR. VÍCTOR BULTÓ MILLET	Director	17-09-2003	06-03-2004	General meeting
MR. JUAN FERNÁNDEZ-LAYOS RUBIO	Director	27-06-1981	20-04-2002	General meeting
MR. RAFAEL GALARRAGA SOLORES	Director	28-04-1984	06-03-2004	General meeting
MR. SANTIAGO GAYARRE BERMEJO	Director	12-05-1989	26-02-2005	General meeting
MR. DIETER GÖBEL BRUCKNER	Director	07-04-2000	06-03-2004	General meeting
MR. LUIS HERNANDO DE LARRAMENDI MARTÍNEZ	Director	17-04-1999	29-03-2003	General meeting
MR. LUIS ITURBE SANZ DE MADRID	Director	06-03-2004	06-03-2004	General meeting
MR. MANUEL JESÚS LAGARES CALVO	Director	17-04-1999	29-03-2003	General meeting
MR. JOSÉ MANUEL MARTÍNEZ MARTÍNEZ	Director	28-05-1987	29-03-2003	General meeting
MR. ALBERTO MANZANO MARTOS	Director	28-05-1987	29-03-2003	General meeting
MR. ANTONIO MIGUEL-ROMERO DE OLANO	Director	17-04-1999	29-03-2003	General meeting
MR. FILOMENO MIRA CANDEL	Director	27-06-1981	20-04-2002	General meeting
MR. ALFONSO REBUELTA BADIAS	Director	17-04-1999	29-03-2003	General meeting
MR. JOSÉ MANUEL GONZÁLEZ PORRO	Secretary and Director	17-04-1999	29-03-2003	General meeting

Total Number of Directors	**18**

There were no resignations during the period from the board of directors.

B.1.3. Offices of the members of the Board of Directors

EXECUTIVE DIRECTORS

Name or corporate name of the director	Committee proposing the appointment	Office held within the corporate structure
MR. DOMINGO SUGRANYES BICKEL	Appointments and remuneration	1ST Vice-Chairman
MR. RICARDO BLANCO MARTÍNEZ	Appointments and remuneration	Managing Director

EXTERNAL DIRECTORS REPRESENTING SHAREHOLDERS

Name or corporate name of the director	Committee proposing the appointment	Name or corporate name of the substantial shareholder represented or who has proposed the appointment
MR. CARLOS ÁLVAREZ JIMÉNEZ	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. FRANCISCO RUIZ RISUEÑO	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. VÍCTOR BULTÓ MILLET	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. JUAN FERNÁNDEZ-LAYOS RUBIO	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. RAFAEL GALARRAGA SOLORES	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. SANTIAGO GAYARRE BERMEJO	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. LUIS HERNANDO DE LARRAMENDI MARTÍNEZ	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. ALBERTO MANZANO MARTOS	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. JOSÉ MANUEL MARTÍNEZ MARTÍNEZ	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. ANTONIO MIGUEL ROMERO DE OLANO	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. FILOMENO MIRA CANDEL	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. ALFONSO REBUELTA BADIAS	Appointments and remuneration	MAPFRE MUTUALIDAD
MR. JOSÉ MANUEL GONZÁLEZ PORRO	Appointments and remuneration	MAPFRE MUTUALIDAD

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of the director	Committee proposing the appointment	Profile
MR. DIETER GÖBEL BRUCKNER	Appointments and Remuneration	Higher Diploma in Insurance (Munich). Member of the Managing Board of MUNICH RE until 2000
MR. MANUEL JESÚS LAGARES CALVO	Appointments and Remuneration	Doctor of Economic Science. Public Finance Professor and State Tax Inspector on Leave
MR. LUIS ITURBE SANZ DE MADRID	Appointments and Remuneration	Bachelor of Laws. Director of the Madrid Stock Exchange until 2003. BBVA Executive until 2002

There are no directors other than those representing shareholders and independent ones.

During the period, the following changes in directors' details have arisen

Name or corporate name of the director	Date of change	Previous office	Present office
MR. VÍCTOR BULTÓ MILLET	01-02-2005	Executive director	External director representing shareholder

B.1.4. Qualifications of directors and regulations of the board

The classification of the directors made in the previous points is in line with the definitions contained in the Board Regulations.

B.1.5. POWERS DELEGATED TO THE MANAGING DIRECTOR

The Managing Director has no delegated powers, only limited authority.

B.1.6. MEMBERS OF THE BOARD WHO HOLD A MANAGERIAL OR BOARD POSITION IN OTHER COMPANIES THAT FORM PART OF THE GROUP OF THE LISTED COMPANY

Name or corporate name of the director	Corporate name of the group company	Office held
MR. DOMINGO SUGRANYES BICKEL	MAPFRE AMÉRICA	Director
MR. DOMINGO SUGRANYES BICKEL	MAPFRE ASISTENCIA	Director
MR. DOMINGO SUGRANYES BICKEL	MAPFRE-CAJA MADRID HOLDING	Director
MR. DOMINGO SUGRANYES BICKEL	MAPFRE CAJA SALUD	Director
MR. DOMINGO SUGRANYES BICKEL	MAPFRE GUANARTEME	Director
MR. DOMINGO SUGRANYES BICKEL	MAPFRE INMUEBLES	Director
MR. DOMINGO SUGRANYES BICKEL	MAPFRE RE	Director
MR. DOMINGO SUGRANYES BICKEL	MAPFRE SEGUROS GENERALES	Director
MR. FRANCISCO RUIZ RISUEÑO	MAPFRE RE	Director
MR. FRANCISCO RUIZ RISUEÑO	MAPFRE VIDA	Director
MR. RICARDO BLANCO MARTÍNEZ	MAPFRE EMPRESAS	First Vice-Chairman
MR. RICARDO BLANCO MARTÍNEZ	MAPFRE RE	Director
MR. RICARDO BLANCO MARTÍNEZ	MAPFRE SEGUROS GENERALES	Director
MR. VÍCTOR BULTÓ MILLET	MAPFRE INVERSION	Chairman
MR. VÍCTOR BULTÓ MILLET	MAPFRE INMUEBLES	Director
MR. VÍCTOR BULTÓ MILLET	MAPFRE VIDA	First Vice-Chairman
MR. VÍCTOR BULTÓ MILLET	MAPFRE VIDA PENSIONES	Joint & Several Administrator
MR. JUAN FERNÁNDEZ-LAYOS RUBIO	MAPFRE INMUEBLES	Director
MR. RAFAEL GALARRAGA SOLORES	MAPFRE CAJA SALUD	Director
MR. RAFAEL GALARRAGA SOLORES	MAPFRE INMUEBLES	Director
MR. RAFAEL GALARRAGA SOLORES	MAPFRE SEGUROS GERAIS	Director
MR. SANTIAGO GAYARRE BERMEJO	MAPFRE AMÉRICA	Chairman
MR. SANTIAGO GAYARRE BERMEJO	MAPFRE-CAJA MADRID HOLDING	Director
MR. SANTIAGO GAYARRE BERMEJO	MAPFRE SEGUROS GERAIS	Vice-Chairman
MR. SANTIAGO GAYARRE BERMEJO	MAPFRE VIDA	Director
MR. JOSÉ MANUEL GONZÁLEZ PORRO	MAPFRE INMUEBLES	Director
MR. LUIS HERNANDO DE LARRAMENDI MARTÍNEZ	MAPFRE VIDA	2ND Vice-Chairman
MR. MANUEL JESÚS LAGARES CALVO	MAPFRE VIDA	Director
MR. ALBERTO MANZANO MARTOS	MAPFRE-CAJA MADRID HOLDING	Chairman
MR. ALBERTO MANZANO MARTOS	MAPFRE VIDA	Director
MR. ANTONIO MIGUEL-ROMERO DE OLANO	MAPFRE ASISTENCIA	Vice-Chairman
MR. ANTONIO MIGUEL-ROMERO DE OLANO	MAPFRE-CAJA MADRID HOLDING	Director
MR. ANTONIO MIGUEL-ROMERO DE OLANO	MAPFRE INMUEBLES	Director
MR. ANTONIO MIGUEL-ROMERO DE OLANO	MAPFRE VIDA	Director
MR. FILOMENO MIRA CANDEL	MAPFRE-CAJA MADRID HOLDING	Director
MR. FILOMENO MIRA CANDEL	MAPFRE EMPRESAS	Chairman
MR. FILOMENO MIRA CANDEL	MAPFRE VIDA	Director
MR. ALFONSO REBUELTA BADIAS	MAPFRE AMÉRICA	Director
MR. ALFONSO REBUELTA BADIAS	MAPFRE EMPRESAS	2ND Vice-Chairman

B.1.7. DIRECTORS WHO ARE MEMBERS OF THE BOARDS OF DIRECTORS OF LISTED COMPANIES THAT DO NOT BELONG TO THE GROUP

The company is not aware of any of its directors being members of the Boards of Directors of another listed company.

B.1.8. AGGREGATE REMUNERATION EARNED BY DIRECTORS DURING THE FINANCIAL YEAR

a) From the company that is the object of this report:

Kind of Remuneration	In thousand euros
Fixed remuneration	471
Variable remuneration	300
Allowances	138
Bylaw gratuity	0
Share options and/or other financial instruments	0
Other	308
Total	**1,217**

Other benefits	In thousand euros
Advances	0
Loans given	0
Pension Funds & Schemes: Contributions	20
Pension Funds & Schemes: Liabilities	0
Life insurance premiums	1,929
Guarantees given by the company for the benefit of directors	0

b) Remuneration paid to the company's directors for having a seat on another board of directors and/or holding a senior executive position in group companies:

Kind of remuneration	In thousand euros
Fixed remuneration	20
Variable remuneration	137
Allowances	85
Bylaw gratuity	0
Share options and/or other financial instruments	0
Other	273
Total	**515**

Other benefits	In thousand euros
Advances	0
Loans given	0
Pension Funds & Schemes: Contributions	0
Pension Funds & Schemes: Liabilities	0
Life insurance premiums	4
Guarantees given by the company for the benefit of directors	0

c) Total remuneration by type of director:

Type of director	By company	By group
Executive	800	0
External Representative	306	478
External Independent	109	37
Other Externals	0	0
Total	**1,215**	**515**

Thousand euros

d) As a percentage of the attributable profit of the controlling company:

Directors' total remuneration (in thousand euros)	1,730
Directors total remuneration/profit attributed to controlling company (expressed as %)	0.692%

B.1.9. SENIOR EXECUTIVES WHO ARE NOT ALSO EXECUTIVE DIRECTORS AND TOTAL REMUNERATION EARNED BY THEM DURING THE FINANCIAL YEAR

None.

B.1.10. GUARANTEE OR PROTECTION CLAUSES TO COVER DISMISSAL OR CHANGES OF CONTROL IN FAVOUR OF THE SENIOR MANAGEMENT, INCLUDING EXECUTIVE DIRECTORS, OF THE COMPANY OR OF ITS GROUP

Number of beneficiaries	2

	Board of Directors	General Meeting
Body that authorises the clauses	X	

	Yes	No
Is the General Meeting informed of the clauses?	X	

B.1.11. PROCESS TO DETERMINE THE REMUNERATION FOR THE MEMBERS OF THE BOARD OF DIRECTORS

In accordance with the provisions of Article 17 of the corporate bylaws, the director's remuneration is as follows:

- In 2005, the directors' basic remuneration consisted of a fixed annual sum for belonging to the Board of Directors in the amount of 25,000 euros. This amount was increased by 35% for anyone who held an office on the Board of Directors or who chaired one of its delegated committees. No accumulation of increments was allowed for anyone who held more than one of the said offices. External directors who were members of Committees and Delegated Committees were paid an additional allowance of 2,500 euros for attending meetings.

- Notwithstanding the foregoing, external directors also had a life insurance policy to cover death with an insured capital in 2005 of 150,253.03 euros and enjoyed certain benefits granted to personnel such as health insurance.

- Executive directors (both those who carried out executive functions in the company itself and those who did so in other companies within SISTEMA MAPFRE) were paid whatever remuneration had been agreed in their contracts such as fixed salary, performance-based variable incentives, life and disability insurance and other benefits generally provided for personnel of the company. In addition, they had the right to certain retirement pension supplements that were externalised through a life insurance policy. The aforementioned was in accordance with the remuneration policy laid down by SISTEMA MAPFRE for its Senior Management, whether or not they were directors.

- Executive directors were not, on the other hand, paid the remuneration given to external directors.

- The external directors' basic remuneration is approved by the General Meeting on a proposal submitted by the Board of Directors and following a report from the Appointments and Remuneration Committee. Executive directors' remuneration and attendance allowances for external members of the Committees and Delegated Committees are approved by the Board of Directors following a report from the said Committee.

B.1.12. MEMBERS OF THE BOARD WHO ARE ALSO MEMBERS OF THE BOARD OF DIRECTORS OR MANAGERS OF ANY COMPANY THAT HAS A SUBSTANTIAL HOLDING IN THE LISTED COMPANY AND/OR IN ANY OF ITS GROUP COMPANIES

Name or corporate name of the director	Name or corporate name of the substantial shareholder	Office held
MR. JOSÉ MANUEL MARTÍNEZ MARTÍNEZ	MAPFRE MUTUALIDAD	Chairman
MR. FILOMENO MIRA CANDEL	MAPFRE MUTUALIDAD	1ST Vice-Chairman
MR. FRANCISCO RUIZ RISUEÑO	MAPFRE MUTUALIDAD	2ND Vice-Chairman
MR. ALBERTO MANZANO MARTOS	MAPFRE MUTUALIDAD	3RD Vice-Chairman
MR. VÍCTOR BULTÓ MILLET	MAPFRE MUTUALIDAD	Manager
MR. JUAN FERNÁNDEZ-LAYOS RUBIO	MAPFRE MUTUALIDAD	Director
MR. RAFAEL GALARRAGA SOLORES	MAPFRE MUTUALIDAD	Director
MR. SANTIAGO GAYARRE BERMEJO	MAPFRE MUTUALIDAD	Managing Director
MR. LUIS HERNANDO DE LARRAMENDI	MAPFRE MUTUALIDAD	Director
MR. ANTONIO MIGUEL-ROMERO DE OLANO	MAPFRE MUTUALIDAD	Director
MR. ALFONSO REBUELTA BADIAS	MAPFRE MUTUALIDAD	Director
MR. DOMINGO SUGRANYES BICKEL	MAPFRE MUTUALIDAD	Director
MR. JOSÉ MANUEL GONZÁLEZ PORRO	MAPFRE MUTUALIDAD	Deputy General Secretary

RELEVANT LINKS, IF ANY, OTHER THAN AS REFERRED TO IN THE PREVIOUS PARAGRAPH, OF MEMBERS OF THE BOARD OF DIRECTORS WITH SUBSTANTIAL SHAREHOLDERS AND/OR WITH ORGANISATIONS BELONGING TO THEIR RESPECTIVE GROUPS

Name or corporate name of the director	Name or corporate name of the substantial shareholder	Description of the link
MR. JOSÉ MANUEL MARTÍNEZ MARTÍNEZ	MAPFRE MUTUALIDAD	Senior manager of MAPFRE MUTUALIDAD
MR. FILOMENO MIRA CANDEL	MAPFRE MUTUALIDAD	Senior manager of MAPFRE MUTUALIDAD
MR. ALBERTO MANZANO MARTOS	MAPFRE MUTUALIDAD	Senior manager of MAPFRE MUTUALIDAD
MR. VÍCTOR BULTÓ MILLET	MAPFRE MUTUALIDAD	Senior manager of MAPFRE MUTUALIDAD
MR. RAFAEL GALARRAGA SOLORES	MAPFRE MUTUALIDAD	Director of MAPFRE MUTUALIDAD
MR. SANTIAGO GAYARRE BERMEJO	MAPFRE MUTUALIDAD	Senior manager of MAPFRE MUTUALIDAD
MR. JOSÉ MANUEL GONZÁLEZ PORRO	MAPFRE MUTUALIDAD	Senior manager of MAPFRE MUTUALIDAD
MR. FRANCISCO RUIZ RISUEÑO	MAPFRE MUTUALIDAD	Independent Director MAPFRE MUTUALIDAD
MR. JUAN FERNÁNDEZ-LAYOS RUBIO	MAPFRE MUTUALIDAD	Independent Director MAPFRE MUTUALIDAD
MR. LUIS HERNANDO DE LARRAMENDI	MAPFRE MUTUALIDAD	Independent Director MAPFRE MUTUALIDAD
MR. ANTONIO MIGUEL-ROMERO DE OLANO	MAPFRE MUTUALIDAD	Independent Director of MAPFRE MUTUALIDAD
MR. ALFONSO REBUELTA BADIAS	MAPFRE MUTUALIDAD	Independent Director MAPFRE MUTUALIDAD
MR. DOMINGO SUGRANYES BICKEL	MAPFRE MUTUALIDAD	Director of MAPFRE MUTUALIDAD

B.1.13. CHANGES MADE DURING THE FINANCIAL YEAR TO THE REGULATIONS OF THE BOARD OF DIRECTORS

The Regulations of the Board of Directors presently in force were approved by the Board at its meeting held on 20 July 2005, following their adjustment to the new version of the Code of Good Governance of SISTEMA MAPFRE thereby formally taken on by the company on said date. The shareholders will be informed of the adoption of these regulations at the next general meeting. The said Regulations are available on the web page of the company at: www.mapfre.com, at the official register held by the National Securities Market Commission and they are recorded in the Madrid Companies Register.

B.1.14. DIRECTORS' APPOINTMENT, RE-ELECTION, EVALUATION AND REMOVAL PROCEDURES

Anyone who is offered the post of director of CORPORACIÓN MAPFRE or of any subsidiary company must submit a full and true Prior Statement relating to his/her pertinent personal, family, professional or business circumstances and special mention must be made of anything that might amount to a disqualification according to law, the bylaws and the provisions of the Code of Good Governance or a conflict of interest. The said statement must be set out on the standard form model provided by SISTEMA MAPFRE for this purpose and, include an express acceptance of the regulations contained in the chapter of said Code relating to directors' rights and duties.

Before the Board of Directors can submit candidates to the General Meeting and before the latter can make a decision about directors appointments, the Company's Appointments and Remuneration Committee must first submit its proposals.

Proposals to re-elect directors are subject to a process that necessarily includes a report issued by the Appointments and Remuneration Committee. The report will evaluate the quality of the work undertaken and the dedication to the office during the preceding term of the director who it is proposed to re-elect.

In the event of the re-election of a director who holds an office (Chairman, Vice-Chairman or Secretary) on the Board, the said report shall include an evaluation of how such office has been undertaken to assist the Board to decide whether to continue with it.

If the Board of Directors should decide not to follow the Committee's proposals it must give reasons for its decision and they must be recorded in the Minutes.

B.1.15. REASONS WHY A DIRECTOR MUST RETIRE FROM OFFICE

According to the provisions contained in the Corporate Bylaws, all of the members of the Board of Directors must retire on reaching 70 years of age. The Executive Vice-Chairman, the Managing Director and the Board Secretary shall retire on reaching 65 years of age or, on such earlier date provided for in their contracts, but they may continue as a Board member without any executive functions.

The Directors must place all of their posts, both as director and those held on Committees and Delegated Committees, at the disposal of the Board of Directors and tender their resignations should the Board deem it to be necessary, in the following cases:

- When they cease to hold an executive position associated with their appointment as member of the said management bodies.
- Should they fall within any disqualification or prohibition laid down at law.
- If they are prosecuted for any alleged crime or become subject to disciplinary proceedings taken by any supervisory authority because of any serious or very serious offence.
- If they are seriously reprimanded by the Compliance Committee because of a breach of their duties as directors.
- If their remaining on the said management bodies might place the Company's interests at risk.
- If the reasons, for which they were appointed cease to apply provided they are expressly stated.

B.1.16. CHIEF EXECUTIVE OF THE COMPANY: DOES THAT OFFICE REST WITH THE CHAIRMAN OF THE BOARD?

YES ☐ NO ☒

B.1.17. REINFORCED MAJORITIES, OTHER THAN THE MAJORITIES AT LAW, REQUIRED FOR ANY KIND OF DECISION

None.

B.1.18. SPECIFIC REQUIREMENTS, OTHER THAN THOSE RELATING TO DIRECTORS, FOR THE APPOINTMENT OF THE CHAIRMAN.

The are no further requirements other than those relating to directors.

B.1.19. DOES THE CHAIRMAN HAVE A CASTING VOTE?

YES ☒ NO ☐

Matters over which there exists a casting vote
The Chairman has a casting vote in the event of a tie

B.1.20. AGE LIMITS FOR DIRECTORS

YES ☒ NO ☐

Chairman's retirement age	70
Managing Director's retirement age	65
Director's retirement age	70

B.1.21. MAXIMUM TERM OF OFFICE FOR INDEPENDENT DIRECTORS

YES ☐ NO ☒

B.1.22. FORMAL PROCEDURES ACCORDING TO WHICH A DIRECTOR CAN GIVE PROXIES TO THE BOARD

There are no formal procedures according to which a director can give proxies to the Board of Directors.

B.1.23. MEETINGS OF THE BOARD OF DIRECTORS HELD DURING THE FINANCIAL YEAR

Number of board meetings	7
Number of board meetings without the Chairman attending	0

Meetings held in the financial year by the different board committees

Number of meetings held by the Executive or Delegated Committee	1
Number of meetings held by the Audit Committee	5
Number of meetings held by the Appointments and Remuneration Committee	7
Number of meetings held by the Strategy and Investment Committee	–
Number of meetings held by the Compliance Committee	1

B.1.24. CERTIFICATION OF THE INDIVIDUAL AND CONSOLIDATED ANNUAL ACCOUNTS SUBMITTED TO THE BOARD FOR APPROVAL

YES [X] NO [ ]

Persons who certified the individual and consolidated annual accounts of the company for submission to the board:

Name	Office
MR. DOMINGO SUGRANYES BICKEL	1st Vice-Chairman
MR. JOSÉ MANUEL MURIES NAVARRO	General Manager Internal Audit
MR. CARLOS BARAHONA TORRIJOS	Administration Director

B.1.25. PROCEDURES LAID DOWN BY THE BOARD OF DIRECTORS TO ENSURE THE INDIVIDUAL AND CONSOLIDATED ACCOUNTS IT FORMULATES ARE PRESENTED TO THE GENERAL MEETING WITHOUT RESERVATIONS IN THE AUDIT REPORT

The company has never presented its accounts with any reservations included in the audit report.

The company has Internal Audit and Legal Departments that supervise the different aspects of the annual accounts and it has the CORPORACIÓN MAPFRE Audit Committee that was created in financial year 2000 as a board delegated committee with supervision authority in these matters.

According to the Code of Good Governance of SISTEMA MAPFRE, the Board of Directors must ensure the accounts are definitely formulated so as to ensure that there are no reservations by the External Auditors. However, if the Board should decide to uphold its opinion, it will give a public explanation of the content and scope of any disagreement.

B.1.26. MEASURES IN PLACE TO ENSURE THAT INFORMATION IS RELEASED TO THE SECURITIES MARKETS IN A FAIR AND UNBIASED MANNER

The Internal Conduct Regulations relating to listed securities issued by CORPORACIÓN MAPFRE set out the rules and procedures for the publication of relevant information by way of a release issued by a company officer, first of all to the Spanish Securities Market Commission and subsequently to the market, through the web page and any other means of communication deemed proper or that may be imposed by law.

B.1.27. IS THE BOARD SECRETARY A DIRECTOR?

YES [X] NO [ ]

B.1.28. PROCEDURES ESTABLISHED BY THE COMPANY TO ENSURE THE INDEPENDENCE OF THE AUDITOR, THE FINANCIAL ANALYSTS, THE INVESTMENT BANKS AND THE RATING AGENCIES

In addition to what is provided by law, the company has decided to propose voluntary compliance with a number of general directives that, clearly and precisely, aim to achieve and ensure the *necessary independence of the external auditors as is set forth in the Code of Good Governance* of SISTEMA MAPFRE, which establishes the following criteria for its Boards of Directors with regard to contacts with external auditors:

- The Board of Directors shall only contact the Company's External Auditors through the Audit Committee.
- The Board of Directors shall not employ any audit firm that charges or intends to charge SISTEMA MAPFRE total fees in excess of 5% of its total annual revenues.
- The Board of Directors shall state in the annual public documents the total fees paid by the Company and its consolidated Group to the audit firm for services other than the audit.

Without prejudice to the powers and functions of the Audit Committee as provided in the Bylaws and the Regulations of the Board of Directors of the company, the latter shall be informed, at least every six months, of all services provided by the external auditor and their corresponding fees.

Also, the Audit Committee shall, once a year, evaluate the Accounts Auditor, the scope of the audit, and the external auditor's independence taking into account whether the quality of the audit controls is adequate and if the services other than the audit that are provided do not impair the auditor's independence.

In accordance with the provisions of the Internal Code of Conduct relating to listed securities issued by CORPORACIÓN MAPFRE which sets out the procedures covering the publication of relevant information, financial analysts shall not be provided with any information that is not available to the public.

B.1.29. SERVICES OTHER THAN THE AUDIT PROVIDED BY THE EXTERNAL AUDITOR TO THE COMPANY OR ITS GROUP

	Company	Group	Total
Value of services other than the audit (thousand euros)	118	752	870
Value of services other than the audit / Total amount invoiced by the audit firm (%)	53.18%	20.51%	22.37%

B.1.30. NUMBER OF YEARS THE PRESENT AUDIT FIRM HAS BEEN AUDITING THE ANNUAL ACCOUNTS OF THE COMPANY AND/OR ITS GROUP ON AN UNINTERRUPTED BASIS. PERCENTAGE THE NUMBER OF YEARS AUDITED BY THE PRESENT FIRM REPRESENTS OVER THE TOTAL NUMBER OF YEARS IN WHICH THE ANNUAL ACCOUNTS HAVE BEEN AUDITED

	Company	Group
Number of uninterrupted years	16	16

	Company	Group
Number of years audited by the present firm / Number of years the company has been audited (%)	100%	100%

B.1.31. SHARES HELD BY THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY IN THE CAPITAL OF COMPANIES THAT HAVE THE SAME, SIMILAR OR COMPLEMENTARY KIND OF BUSINESS AS REFERRED TO IN THE CORPORATE OBJECTS, BOTH OF THE COMPANY AND OF ITS GROUP, NOTICE OF WHICH HAS BEEN GIVEN TO THE COMPANY

Name or corporate name of the director	Name of the object company	% holding	Office or function
MR. RICARDO BLANCO MARTÍNEZ	AEGON	0.000	-
	ING GROEP	0.000	-
MR. JUAN FERNÁNDEZ-LAYOS RUBIO	AEGON	0.000	-
	MUNCHENER	0.000	-
	ALLIANZ	0.000	-
	AXA	0.000	-
MR. ALBERTO MANZANO MARTOS	BBVA	0.000	-
	ABN AMRO	0.000	-
	ING GROUP	0.000	-
	BSCH	0.000	-
	BANCO ESPAÑOL DE CREDITO	0.000	-
	BANCO POPULAR ESPAÑOL	0.000	-
MR. DOMINGO SUGRANYES BICKEL	MUNCHENER RUCK	0.000	-
	AEGON NV	0.000	-
	AXA	0.000	-
	FORTIS	0.000	-
	ING	0.000	-

B.1.32. PROCEDURES TO ALLOW DIRECTORS TO OBTAIN EXTERNAL ADVICE

YES [X] NO [ ]

Description of the procedure

In accordance with the Code of Good Governance of SISTEMA MAPFRE and for the purpose of providing assistance in their functions, external directors may, at the company's cost, request advice from external legal, accounting, financial or other advisors. The request must necessarily relate to specific problems of a certain importance and complexity that arise in he exercise of their duties.

The decision to employ the same must be notified to the Company Chairman and it may be vetoed by the Board of Directors if it is shown:

a) That it is not necessary to properly carry out the functions entrusted with the external directors.

b) That the cost is not reasonable in view of the importance of the problem and of the assets and revenues of the company.

c) That the technical assistance requested may be reasonably provided by experts and technical personnel of the company.

B.1.33. PROCEDURES TO ALLOW THE DIRECTORS TO OBTAIN ANY INFORMATION NECESSARY FOR THE TIMELY PREPARATION OF MEETINGS

YES [X] NO [ ]

Description of the procedure

In general terms, any documents must be provided at least three full days in advance. Specifically, if any documents are sent for delivery on a Friday or the eve of a holiday, it must be ensured that delivery is made in the morning of that day, prior to 12:00 noon.

This matter is the object of specific consideration by the Board of Directors of the company at its annual self-assessment meeting, and it receives a report from the Compliance Committee which is, in turn, entrusted with overseeing the effectiveness of the procedure set down.

B.1.34. LIABILITY INSURANCE PROVIDED FOR COMPANY DIRECTORS

YES [X] NO [ ]

B.2. COMMITTEES OF THE BOARD OF DIRECTORS

B.2.1. List

Name	No. of members	Functions
EXECUTIVE COMMITTEE	11	Coordinate and supervise the company and its subsidiaries in operational and management matters
AUDIT COMMITTEE	7	Verify financial information, propose appointment of external auditor and supervise internal audit
APPOINTMENTS AND REMUNERATION COMMITTEE	7	Coordinate appointments and remuneration policy of senior representative and management officers of corporación mapfre
COMPLIANCE COMMITTEE	5	Supervise the correct application of the rules of good governance that apply within the company

B.2.2. List of all the committees of the board of directors and of their members

EXECUTIVE COMMITTEE

Name	Office held
MR. DOMINGO SUGRANYES BICKEL	Chairman
MR. CARLOS ÁLVAREZ JIMÉNEZ	Director
MR. FRANCISCO RUIZ RISUEÑO	Director
MR. RICARDO BLANCO MARTÍNEZ	Director
MR. VÍCTOR BULTÓ MILLET	Director
MR. SANTIAGO GAYARRE BERMEJO	Director
MR. ALBERTO MANZANO MARTOS	Director
MR. ANTONIO MIGUEL-ROMERO DE OLANO	Director
MR. FILOMENO MIRA CANDEL	Director
MR. ALFONSO REBUELTA BADIAS	Director
MR. JOSÉ MANUEL GONZÁLEZ PORRO	Secretary and Director

AUDIT COMMITTEE

Name	Office held
MR. MANUEL JESÚS LAGARES CALVO	Chairman
MR. CARLOS ÁLVAREZ JIMÉNEZ	Director
MR. FRANCISCO RUIS RISUEÑO	Director
MR. LUIS HERNANDO DE LARRAMENDI MARTÍNEZ	Director
MR. ANTONIO MIGUEL-ROMERO DE OLANO	Director
MR. ALFONSO REBUELTA BADIAS	Director
MR. JOSÉ MANUEL GONZÁLEZ PORRO	Secretary and Director

APPOINTMENTS AND REMUNERATION COMMITTEE

Name	Office held
MR. DOMINGO SUGRANYES BICKEL	Chairman
MR. CARLOS ÁLVAREZ JIMÉNEZ	Director
MR. FRANCISCO RUIS RISUEÑO	Director
MR. JUAN FERNÁNDEZ-LAYOS RUBIO	Director
MR. LUIS HERNANDO DE LARRAMENDI MARTÍNEZ	Director
MR. ALFONSO REBUELTA BADIAS	Director
MR. JOSÉ MANUEL GONZÁLEZ PORRO	Secretary and Director

COMPLIANCE COMMITTEE

Name	Office held
MR. FRANCISCO RUIS RISUEÑO	Chairman
MR. LUIS HERNANDO DE LARRAMENDI MARTÍNEZ	Director
MR. LUIS ITURBE SANZ DE MADRID	Director
MR. MANUEL JESÚS LAGARES CALVO	Director
MR. ALFONSO REBUELTA BADIAS	Director

B.2.3. ORGANISATION, OPERATIONAL REGULATIONS AND DUTIES THAT REST WITH EACH COMMITTEE OF THE BOARD

Executive Committee

This is a body, subject to reporting to the Board of Directors, entrusted with the high-level coordination and supervision of the activities of the company and of its subsidiaries in operational and management matters, the drafting and execution of specific plans for the proper development of the company and to adopt or authorise decisions within such limits as may be determined by the Board of Directors.

The Executive Committee is comprised of a maximum of twelve members who all belong to the Board of Directors; the majority of the members will be appointed from among those who have executive functions in CORPORACIÓN MAPFRE itself or in another main company of SISTEMA MAPFRE. Its Second Vice-Chairman and Secretary are ex officio those of the said Board.

Audit Committee

The Audit Committee is comprised of a minimum of three and a maximum of seven members, who are in the main non-executive directors. The Chairman of the Committee is appointed from among the non-executive directors. Their term of office is for a maximum period of four years, and they may be re-elected following the expiry of one year after their ceasing to hold office. The Committee Secretary is the Secretary of the Board of Directors.

The Committee has the following powers:

a) To verify that the Annual Accounts, and the half-yearly and quarterly and other economic information that is required to be sent to regulatory or supervisory bodies is accurate, complete and sufficient; that it has been drawn up in accordance with the applicable accounting regulations and practice laid down internally by the General Secretary of SISTEMA MAPFRE, and that it is provided on a timely basis and with the relevant content.

b) To make proposals to the Board of Directors for submission to the Shareholders in General Meeting regarding the appointment of the External Auditor of the company, and to be given information on action taken by the same and about any matter or circumstance that might affect the auditor's independence.

c) To supervise action taken by the Internal Audit Department. In such connection, it shall be provided with unrestricted access to all information regarding its action plans, the outcome of its work and the follow-up of any recommendations and suggestions made by the external and internal auditors.

d) To require information about the financial information and internal control process of the company, and to make observations or recommendations as deemed necessary for the purpose of improving the same.

e) To inform the Shareholders in General Meeting about any matter within their powers.

Appointments and Remuneration Committee

It is the delegated committee of the Board of Directors for the coordinated development of appointments and remuneration policy that should be applicable to Senior Representative and Management Officers of CORPORACIÓN MAPFRE, without prejudice to any legal and bylaws powers that may rest with the representative and management bodies of CORPORACIÓN MAPFRE itself.

In general, the Committee shall ensure the transparency of any criteria laid down to set Senior Officer's remuneration.

The Appointments and Remuneration Committee shall be comprised of a maximum of seven members, mainly non-executive members.

Compliance Committee

This is a delegated body of the Board of Directors that supervises the proper application of the good governance regulations that apply within the company.

These functions are performed without any prejudice to the powers granted by the law and the bylaws to the representative bodies and the management of CORPORACIÓN MAPFRE itself.

It oversees the application of the good governance regulations in force at any time and it may, if pertinent, propose measures needed to improve or update the said regulations.

The Compliance Committee is comprised of a maximum of five members, all of whom are non-executive directors. Its Chairman is, ex officio, the 2nd Vice-Chairman of the Board of Directors.

The Committee may appoint a minutes secretary, elected from among the staff of the Legal Affairs Department of SISTEMA MAPFRE.

B.2.4. POWERS GRANTED TO EACH COMMITTEE IN ORDER TO PROVIDE ADVICE, BE CONSULTED AND, IF PERTINENT, DELEGATE ITS POWERS

Name of Committee	Brief description
EXECUTIVE COMMITTEE	Coordination and supervision of the Company and of its Subsidiaries in operational and management affairs
AUDIT COMMITTEE	Verify the financial information, propose the appointment of the External Auditor and supervise Internal Audit
APPOINTMENTS AND REMUNERATION COMMITTEE	Coordinated development of the policy for the appointment and remuneration of senior representative and management officers of CORPORACIÓN MAPFRE
COMPLIANCE COMMITTEE	Supervise the correct application of the rules of good governance that apply within the Company

B.2.5. REGULATIONS OF THE COMMITTEES OF THE BOARD OF DIRECTORS; ANNUAL REPORT ON THE ACTIVITIES OF EACH COMMITTEE

The basic functions, competence, composition, frequency of meetings and decision-making of the delegated bodies of the Board of Directors are regulated by the Code of Good Governance of SISTEMA MAPFRE and the Regulations of the Board of Directors, whose most recent version was approved on 20 July 2005 for the purpose of adapting them to the changes introduced into the Code of Good Governance of SISTEMA MAPFRE approved by the company on the same date. The said Regulations are available on the company's web page www.mapfre.com, at the official registries of the Spanish National Securities Market Commission and they are recorded in the Madrid Companies Register.

The Audit Committee, on the occasion of the call for the ordinary general meeting, releases to the public a report on its activities during the financial year.

B.2.6. EXECUTIVE COMMITTEE: EXTENT OF ITS DELEGATED AUTHORITY AND AUTONOMY IN THE EXERCISE OF ITS DUTIES TO MAKE DECISIONS RELATING TO THE ADMINISTRATION AND MANAGEMENT OF THE COMPANY

In connection with the exercise of its duties, the Executive Committee has standing authority, on the matters summarised as follows:

- All representative authority resting with the Board, save: any authority that cannot be delegated, the authority to represent the company before the Directorate General of Insurance or any other official body in matters relating to inspections or that might lead to serious fines being imposed on the company.

- All of the Board's management powers except the following: any powers that cannot be delegated, as well as the powers to formulate the annual accounts, to transfer the company address within the locality, to call general meetings, to fill vacancies on the Board, appoint and set the regulations governing the activities of the Executive Committee, the Managing Director and the General Manager, appoint and dismiss senior management officers and to approve institutional agreements with any foundation promoted by MAPFRE and other companies of SISTEMA MAPFRE.

- The following disposal powers: to acquire, transfer, encumber and to do anything else under any ownership form of title relating to chattels and real property, to incorporate new companies or to take a holding therein, to charge or remove a charge on or from property backing technical provisions, any kind of transaction with commercial paper, negotiable instruments, credit or overdraft bank accounts, the grant of loans and credits and to obtain securities, guarantees, discount lines, etc.

- Special powers relating to the grant and revocation of powers of attorney.

B.2.7. COMPOSITION OF THE EXECUTIVE COMMITTEE: DOES IT BEAR ANY RELATIONSHIP TO SEATS HELD ON THE BOARD BY DIFFERENT DIRECTORS DEPENDING ON THEIR STATUS?

YES ☐ NO ☒

The Executive Committee is composed of external directors representing shareholders (majority) and executive directors.

B.2.8. APPOINTMENTS AND REMUNERATION COMMITTEE: ARE ALL OF ITS MEMBERS EXTERNAL DIRECTORS?

YES ☐ NO ☒

C. RELATED TRANSACTIONS

C.1. DETAILS OF ALL RELEVANT TRANSACTIONS THAT MIGHT INVOLVE A TRANSFER OF RESOURCES OR LIABILITIES BETWEEN THE COMPANY OR ANY OF ITS GROUP COMPANIES, AND THE COMPANY'S SUBSTANTIAL SHAREHOLDERS

There were no such transactions.

C.2. DETAILS OF ALL RELEVANT TRANSACTIONS THAT MIGHT INVOLVE A TRANSFER OF RESOURCES OR LIABILITIES BETWEEN THE COMPANY OR ANY OF ITS GROUP COMPANIES, AND THE ADMINISTRATORS OR MANAGERS OF THE COMPANY

There were no such transactions.

C.3. DETAILS OF RELEVANT TRANSACTIONS CARRIED OUT BY THE COMPANY WITH OTHER COMPANIES BELONGING TO THE SAME GROUP, PROVIDED ALWAYS THEY WERE NOT ELIMINATED DURING THE PROCESS OF THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND THEY DO NOT FORM PART OF THE USUAL BUSINESS OF THE COMPANY AS FAR AS THE OBJECT AND CONDITIONS OF THE TRANSACTION ARE CONCERNED

None.

C.4. CONFLICTS OF INTEREST INVOLVING THE COMPANY'S DIRECTORS, IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE 127 OF THE LIMITED LIABILITY COMPANIES ACT

There are no such conflicts of interest.

C.5. MECHANISMS IN PLACE TO DETECT AND SETTLE POTENTIAL CONFLICTS OF INTEREST BETWEEN THE COMPANY AND/OR ITS GROUP, AND ITS DIRECTORS, MANAGERS OR SUBSTANTIAL SHAREHOLDERS.

All directors and managers must make a Prior Declaration dealing with these matters when they are appointed. Furthermore, they must update it periodically and whenever a potential conflict arises.

Likewise, the Code of Good Governance of SISTEMA MAPFRE and the Internal Code of Conduct make provision for special duties involving conflict of interest situations.

The Board of Directors has the final decision on these matters following an examination made by the Appointments and Remuneration Committee of the company or the Audit and Institutional Control Committee of SISTEMA MAPFRE, as relevant. There is a special procedure covering passing resolutions on matters where there is a potential conflict of interest involving a director. The director in question must abstain from attending and taking part in these decisions.

D.1. GENERAL DESCRIPTION OF THE RISK POLICY OF THE COMPANY AND OF ITS GROUP

In keeping with present management trends for insurance and financial institutions and the new solvency regulations that are due to be implemented in the near future, MAPFRE has continued to develop a Risk Management System (hereinafter RMS) for which the most representative aims are as follows:

- To have a suitable tool to identify and assess the risks that arise in the procedures, processes, and transactions carried out by SISTEMA MAPFRE, in each one of its companies and at a consolidated level.
- To improve the internal monitoring and business management processes of the Operating Units, by way of continuous assessment of the controls that have been implemented.
- To be aware at all times of the global risk exposure, and of the tolerance levels available on the minimum required solvency levels.
- To provide criteria for the efficient distribution of capital amongst the Operating Units, based on the principle of profitability versus risk, which increases value creation for the members and shareholders of the entities of SISTEMA MAPFRE.

The methodology for the implementation of the RMS is based on the following stages:

a) Identification of the types of risk and prioritisation of tasks.

b) Drawing up of an Operational Risk management model (risk map).

c) Implementation of a risk-quantification model based on standard factors and estimation of optimum economic capital in all the units of SISTEMA MAPFRE, on the basis of a methodology similar to that used by the rating agencies. The model quantifies the insurance and financial risks (interest rate, market, liquidity, and credit), and determines the optimum capital and the risk-adjusted return on capital (RAROC methodology).

d) Introduction of "own" stochastic models for the quantification of risks and the estimation of economic capital in the most representative units of SISTEMA MAPFRE in order to finally obtain a capital model for the whole of SISTEMA MAPFRE.

The RMS is based on an integrated management of risks for each and every one of the business processes of the entity, as well as the adjustment of the level of risk to the strategic objectives laid down by Management. Four areas or categories of risk are defined, which include the various risk items, as described below:

- Operational risks: this covers 22 types of risks grouped under the following risk areas: actuarial, legal, technology, staff, associates, procedures, information, fraud, market, and material assets.
- Financial risks: includes interest rate, liquidity, exchange rate, investment, and credit risks.
- Insurance activity risks: this groups together, separately for Life and Non-Life, the risks of premium insufficiency, the sufficiency of technical provisions and re-insurance risk.
- Strategic and corporate governance risks: includes corporate ethics and good governance, organisational structure, alliances, Mergers and Acquisitions, regulatory, and finally, market and competition risks.

The RMS is a project which is currently at the implementation stage, with a defined schedule of tasks that extends into 2008, in which year it is expected that the new solvency rules for insurance entities will be published (Solvency II). Throughout 2005, activities were carried out as scheduled, and the following deserve to be mentioned:

- Implementation of the operational risk model (risk map) in all SISTEMA MAPFRE entities.
- Creation of the Risk Management Department of SISTEMA MAPFRE, within the framework of the Financial and Management Control Department, and appointment of risk co-ordinators in the Units.
- Quarterly calculation of the risks and economic capital model by standard factors.
- Completion of the internal MAPFRE RE risk and economic capital calculation model. Approval and simplification of the model with a view to implementing it in direct insurance companies (MAPFRE EMPRESAS at the start of 2006).

D.2. CONTROL SYSTEMS THAT HAVE BEEN ESTABLISHED TO ASSESS, MITIGATE, OR REDUCE THE MAIN RISKS OF THE COMPANY AND OF ITS GROUP

The identification, evaluation, and quantification of Operational Risks is carried out by way of the Riskm@p software application, developed at MAPFRE, which is used to draw up Risk Maps for the entities.

Riskm@p is based on a dynamic analysis by processes, such that the heads of each area or department periodically identify and assess the potential risks affecting each one of the following processes:

- Product development
- Issuance
- Claims / Payments
- Administrative management
- Commercial activities
- Human resources
- Fees
- Co-insurance/Re-insurance
- Technical reserves
- Investments
- Information technology
- Customer care

With regard to financial investments, the guideline for mitigating exposure to this kind of risks has been based on a prudent investment policy, which concentrates the majority of the securities portfolio into fixed-income instruments. Likewise, and with regard to life and savings insurance, the investments policy that has been applied in preference over others consists in matching the profitability and maturity of investments with the liabilities undertaken in insurance contracts, with the aim of mitigating exposure to risk. Notwithstanding the foregoing and for the purposes of the classification of investments in accordance with IFRS, fixed-income instruments are assigned preferentially to the available for sale portfolio, in order to be in a position to sell such securities, should that be needed on a date prior to maturity. Thus, at the close of 2005, MAPFRE's fixed-income investments represented approximately 91 per cent of total financial investments, with the remainder principally made up of investments in equities and mutual funds.

Likewise, it is MAPFRE's policy for its investment portfolio to be denominated mainly in euros and U.S. dollars. This policy extends to the subsidiaries of the America Operating Unit, which, in accordance with applicable regulations for each country and the expected economic environment, diversify their investments across assets denominated in local currencies and in dollars in order to be protected against possible devaluations. Thus, at the close of 2005, MAPFRE's investments in fixed-income securities denominated in euros and dollars represented approximately 95.6 per cent of total investments, with the remainder being principally investments denominated in Latin American currencies.

With regard to the credit risk, MAPFRE's policy has been based on prudence (the solvency of the issuer) and on the diversification of fixed-income investments. Thus, the reference fixed-income portfolio at the close of 2005 consisted in 60 per cent of public debt, agencies, and supra-national entities, and 40 per cent of bonds issued by corporates with a high credit rating. Thus, at the close of 2005, approximately 97.5 per cent of the portfolio of fixed-income instruments was rated "A" or higher by Standard & Poor's.

Given MAPFRE's international orientation and its expansion into Latin-American markets, there does exist a permanent exposure to exchange-rate risk. This risk factor is mitigated in part by the diversification of businesses across different countries and the concentration of the most profitable operations with the highest capital requirements in countries where the currency is the U.S. dollar or whose national currency is strongly correlated with the dollar (e.g. the Mexican peso).

With regard to strategic and corporate governance risks, the Governing Bodies of MAPFRE approved in 2005 a revised version of the Code of Good Governance, which had been in force since 2000, with the aim of regulating the business culture and complying with the legal requirements on governance and transparency in management. The strict enforcement of the principles of Good Corporate Governance is considered in MAPFRE as the most effective method of mitigating these kinds of risks.

D.3. EVENTS IN WHICH ANY OF THE RISKS THAT AFFECT THE COMPANY AND/OR ITS GROUP HAVE ARISEN; CIRCUMSTANCES THAT HAVE GIVEN RISE TO THIS; EXTENT TO WHICH THE CONTROL SYSTEMS THAT HAVE BEEN ESTABLISHED HAVE WORKED

The occurrence of a number of natural disasters in a short period of time is a component that is considered in the assessment of the insurance risk, particularly at MAPFRE RE and the companies of MAPFRE AMÉRICA which operate in areas that are prone to disasters (hurricanes and earthquakes).

The year 2005 was characterised by a high frequency and intensity of hurricanes in the Caribbean and the southern United States, the most significant being hurricanes Wilma and Katrina. Risk retention mechanisms, based on the acceptance of risk according to available economic capacity and the cession of the excess to other re-insurance markets, worked in accordance with the risk-retention scheme established for 2005. In this manner, the cost of catastrophe claims retained in the year, which was significant, has not had an impact on the levels of solvency and on MAPFRE's future capacity to subscribe risks.

D.4. COMMITTEE OR GOVERNING BODY IN CHARGE OF SETTING UP AND SUPERVISING CONTROL MECHANISMS, AND DESCRIPTION OF WHAT THEIR FUNCTIONS ARE

The structure of SISTEMA MAPFRE is based on Units and Operating Companies which have a high degree of autonomy in their management. The Management Bodies (Executive Committee and Board of Directors) approve the lines of activity of the Units and Companies with regard to risk management, and they continuously supervise the Units' exposure to risks by way of indicators and ratios. Furthermore, there are general procedure instructions in order to mitigate the said exposure, such as maximum levels of investments in equities, or the credit rating of re-insurers.

The Risk Management Department of SISTEMA MAPFRE co-ordinates the processes for the implementation of capital models in the various Units, and is responsible for the application of a uniform methodology for the quantification of risks, in co-operation with the Risks Co-ordinator for each Unit.

In general terms, corporate decisions concerning the assumption or mitigation of risks conform to the following management set-up:

- The subscription of insurable risks, setting of tariffs, and contracting of re-insurance coverage are highly de-centralised at the Units.
- The investments of the companies that operate in Spain are managed centrally by the Investments Department of SISTEMA MAPFRE, which also supervises the investments of the subsidiaries of the America Unit that have their own Investments Committees.
- Those aspects related to operational risk are overseen centrally, although their implementation and monitoring is delegated to the Units.
- The management of strategic and corporate governance risks is highly centralised.

D.5. COMPLIANCE PROCESSES RELATING TO THE VARIOUS REGULATIONS AFFECTING YOUR COMPANY AND/OR ITS GROUP

See point 1 above.

E. GENERAL MEETING

E.1. QUORUM NECESSARY FOR THE GENERAL MEETING AS PROVIDED FOR IN THE COMPANY BY-LAWS

The quorum necessary for the General Meeting as provided for in the Company By-laws is the same as provided for in the Companies Act.

E.2. RULES GOVERNING THE APPROVAL OF COMPANY RESOLUTIONS

There are no differences with the provisions governing the approval of company resolutions provided for in the Companies Act. Shareholders' rights with regard to general meetings are the same as those recognised in the Companies Act, with the exception contained at section A.10 under the heading PROPERTY STRUCTURE of this Report.

E.3. RIGHTS OF SHAREHOLDERS WITH REGARD TO GENERAL MEETINGS WHICH ARE DIFFERENT FROM THOSE PROVIDED FOR BY THE COMPANIES ACT

There are no rights of shareholders with regard to general meetings which are different from those provided for by the Companies Act.

E.4. NO MEASURES OTHER THAN THOSE ESTABLISHED AT LAW HAVE BEEN ADOPTED IN ORDER TO ENCOURAGE SHAREHOLDER PARTICIPATION IN GENERAL MEETINGS

E.5. CHAIRMAN OF THE GENERAL MEETING: DOES HIS/HER POSITION COINCIDE WITH THE POSITION OF CHAIRMAN OF THE BOARD OF DIRECTORS? MEASURES IN PLACE TO ENSURE THE INDEPENDENCE AND PROPER FUNCTIONING OF THE GENERAL MEETING

YES [X] NO [ ]

Pursuant to Article 11 of the Company Bylaws, the Chairman of the General Meeting shall be the person holding the same position on the Board of Directors, or such person replacing him on a temporary basis pursuant to the provisions of the bylaws.

Thus far, no incident has arisen concerning the proper functioning of the general meeting.

E.6. AMENDMENTS INTRODUCED INTO THE RULES OF THE GENERAL MEETING DURING THE YEAR

The Rules of the General Meeting were approved by the General Meeting on 6 March 2004, and are available on the entity's website, www.mapfre.com, and in the public records of the Spanish National Securities Market Commission (CNMV) and at the Commercial Registry of Madrid.

E.7. ATTENDANCE INFORMATION FOR THE GENERAL MEETINGS HELD DURING THE YEAR TO WHICH THIS REPORT REFERS

Date of General Meeting	% physical attendance	% attendance by proxy	% distance voting	Total %
26-02-2005	0.050%	65.770%	0	66%

E.8. RESOLUTIONS APPROVED AT THE GENERAL MEETINGS HELD DURING THE YEAR TO WHICH THIS REPORT REFERS AND THE PERCENTAGE OF VOTES WITH WHICH EACH RESOLUTION WAS APPROVED

At the Ordinary General Meeting, held on 26 February 2005, the following resolutions were unanimously approved:

- To approve the Annual Accounts, both individual and consolidated relating to fiscal year 2004.
- To approve the distribution of profits as proposed by the Board of Directors, and as a result, to distribute a total dividend of (0.27) euros gross per share for shares numbered from 1 to 238,900,706 both inclusive. Part of this dividend, in the amount of 0.15 euros gross per share was advanced under a resolution of the Board of Directors passed on 27 October 2004, and the remainder, up to the approved total, will be paid as from 14 March 2005.
- To approve the management of the Board of Directors during fiscal year 2004.
- To re-elect Santiago Gayarre Bermejo as a member of the Board of Directors for a further period of four years.
- To amend the first paragraph and the last sub-section of the second paragraph of Article 17 of the company by-laws.
- To set the fixed allowance for non-executive directors who are members of the Board of Directors in the amount of 25,000 euros gross, with effect as from 1 January 2005.
- To authorise the Board of Directors so that it may, for a period of five years following this agreement, increase the share capital on one or more occasions up to a maximum of 59,725,176 euros, equivalent to 50% of the current share capital.
- To file an application with the Stock Exchange to list shares issued by the company as a result of capital increases carried out by the Board of Directors in exercising its authority referred to in the preceding agreement.
- To renew the appointment of the firm Ernst & Young, S.L. as Auditors of the company's accounts.
- To delegate the widest possible powers to the Chairman of the Board of Directors, Mr. Carlos Álvarez Jiménez, to the Executive Vice-Chairman, Mr. Domingo Sugranyes Bickel, and to the Secretary of the Board, Mr. José Manuel González Porro, so that they may, individually, proceed to the execution of the foregoing resolutions and engross them in public format where this should be necessary, amending them to comply with the observations arising from their appraisal by the Commercial Registry which should be accepted in the view of the delegates.
- To thank all those involved in the management of the company for their loyal co-operation during the fiscal year.

E.9. NUMBER OF SHARES REQUIRED IN ORDER TO ATTEND THE GENERAL MEETING

Shareholders holding 1,500 shares and who have recorded their shares in the Share Register five days in advance of the date on which the Meeting is to be held are entitled to attend.

Shareholders holding a lower number of shares than the number indicated above may syndicate their shares until making up at least the said number, and they must appoint from amongst themselves a representative and communicate this to the Secretary of the Board of Directors of the Company five days in advance of the date on which the Meeting is to be held, by way of a letter signed by all the syndicated shareholders and the name and acceptance of the representative shareholder, who shall exercise the voting rights on behalf of all the syndicated shareholders.

E.10. POLICIES PURSUED BY THE COMPANY WITH REGARD TO PROXY VOTING AT THE GENERAL MEETING

The entity does not have a defined policy with regard to proxy voting at the general meeting.

E.11. IS THE COMPANY AWARE OF THE INSTITUTIONAL INVESTORS' POLICY OF PARTICIPATING OR NOT IN THE DECISIONS OF THE GENERAL MEETING?

YES ☐ NO ☒

E.12. ADDRESS AND MEANS OF ACCESS TO THE CORPORATE GOVERNANCE MATERIAL ON THE COMPANY'S WEBSITE

Access is as follows: www.mapfre.com

General Information

- Sistema MAPFRE
  - Shareholders and Investors.

F. DEGREE OF COMPLIANCE WITH THE RECOMMENDATIONS OF CORPORATE GOVERNANCE

The Governance of CORPORACIÓN MAPFRE and of all its units and subsidiaries is regulated – in addition to the corporate by-laws of each company in particular – by the Code of Good Governance of SISTEMA MAPFRE, the first edition of which was approved by the Board of Directors of MAPFRE MUTUALIDAD – the parent company of SISTEMA MAPFRE – at its meeting held on 20 March 2000, and accepted by the Boards of Directors and by the directors and senior managers of all the entities of SISTEMA MAPFRE since then. On 20 July 2005 the Board of Directors of CORPORACIÓN MAPFRE accepted the new text of the Code of Good Governance of SISTEMA MAPFRE, approved on 29 June 2005, which updates and amends substantial aspects of the previous Code.

The said Code constitutes a mandatory frame of reference for all the entities of SISTEMA MAPFRE – to which CORPORACIÓN MAPFRE belongs – and its governing bodies. It contains a compilation of the RULES governing its management structure and the operational PRINCIPLES of the governing bodies of the entities that make it up, bearing in mind the progressive complexity of its corporate structure and the incomplete legal regulation of company groups, thereby ensuring its activities are co-ordinated and transparent.

The current version of the Code of Good Governance of SISTEMA MAPFRE has been drawn up by a Working Group, created for this purpose following the publication of the "Aldama Report" on

8 January 2003, of the Finance Act 44/2002 of 22 November and the Transparency Act 26/2003 of 17 July, made up of four of the main MAPFRE executives and by the Chairmen of the Compliance Committees of SISTEMA MAPFRE, all of whom are external directors, with the aim of carrying out a profound review and an update of the Code, bearing in mind both the said recommendations and provisions, as well as MAPFRE's own experience in the application of the Code, expressly seeking to increase the co-ordination of the activities of SISTEMA MAPFRE as a whole, as well as to simplify and facilitate decision-making processes.

In accordance with the said Code, it is possible to highlight compliance with the following corporate-governance recommendations:

- The Boards of Directors of the various companies undertake as their main non-delegable mission the general function of supervision, and they have an established catalogue of matters which they have the exclusive right to be informed about, whilst the ordinary management of the company is carried out by its Executive Committee.

  The main supervisory and decision-making body of CORPORACIÓN MAPFRE, and the main supervisory body for all its subsidiaries, is the Board of Directors of CORPORACIÓN MAPFRE, whereas ordinary management is carried out by the management and executive bodies of CORPORACIÓN MAPFRE, and by the relevant corporate bodies of the said subsidiaries.

- The Board of Directors of CORPORACIÓN MAPFRE is made up, at the close of 2005, of eighteen directors, of which sixteen are external (thirteen in representation of shareholder interests, and three independent directors), and the two remaining directors are the most senior executives of the entity.

At the Boards of Directors of the main subsidiaries, external directors are generally in the majority (in representation of shareholder interests and independent directors).

- The Chairman of CORPORACIÓN MAPFRE is an external director in representation of shareholder interests and does not have executive powers; the chief executive is the First Vice-Chairman, who is the Chairman of the Executive Committee. At the main subsidiary companies, the chairmen are usually the chief executives, although it is considered that there is no risk of an excessive concentration of power, given the eminently collegiate way in which the Boards and their Committees take their decisions.

- Both at CORPORACIÓN MAPFRE and at the Boards of the main companies of SISTEMA MAPFRE, the position of Second Vice-Chairman is held, as a rule, by an external director, who also holds the position of chairman of the Compliance Committee.

- At CORPORACIÓN MAPFRE, the position of Secretary of the Board is a position which entails membership of the Board, and it is endowed with the authority and suitable means in order to adequately comply with its function of ensuring the formal and material legality of the activities of the Board.

- There are Appointments and Remuneration, Audit, and Compliance Committees at both the parent company, MAPFRE MUTUALIDAD, and at CORPORACIÓN MAPFRE.

  At the Appointments and Remuneration Committee of CORPORACIÓN MAPFRE, the only executive director who participates is the Executive Vice-Chairman, who is the chairman. The Audit Committee is chaired by an independent director, a professor of Public Finance and an expert in the matter, and none of the members are executive directors.

  The Compliance Committee is made up exclusively of external directors and is chaired by the external Vice-Chairman.

- At the main subsidiaries of CORPORACIÓN MAPFRE, there is also a Compliance Committee which is in charge of ensuring the proper application of the rules of the Code of Good Governance at each entity.

- Directors receive in advance documents that have been specifically drawn up concerning the main points included on the agenda, and they have powers to obtain any information they consider to be necessary for the proper performance of their duties.

- The number of meetings of the Board and of the Committees and Delegated Committees varies according to the needs of each company, although in accordance with the Code of Good Governance of SISTEMA MAPFRE, in general terms, the main companies ought to hold, as a whole, at least eight meetings a year, taking into account both the meetings of the Board and the Executive Committee. The system governing the meetings of the Delegated Committees conforms to the needs arising from those matters which fall within their remit.

- The election and re-election of the members of the Board of Directors are carried out by way of a formal and transparent procedure, which includes the appropriate proposal from the Appointments and Remuneration Committee of SISTEMA MAPFRE or of CORPORACIÓN MAPFRE itself, in accordance with the scope of the powers laid down for each one of them.

- The rights and duties of the directors are laid down in detail in the Code of Good Governance, which follows almost in its entirety in the lines of the reference regulation drawn up by the Spanish National Securities Market Commission and the rules in force governing the Securities Market and Companies.

  Their remuneration is in compliance with the principle of moderation, and consists of a fixed assignment which is only paid to external directors. The external members of Committees and Delegated Committees also receive an allowance for attendance at meetings. In the annual report and in another section of this Report, information is supplied with regard to remuneration criteria, both for external and for executives directors, as well as total figures for remuneration received.

  The age limit is set at 65 years for executive directors and 70 for external directors.

- The periodic information and the Annual Accounts are drawn up with the same criteria, and are verified by the Audit Committee.

  The said Committee likewise receives regular information with regard to the relations with the External Auditors and sees all the reports and recommendations that they draw up. It likewise receives all reports issued by the Internal Auditing Services, and is informed of the degree of compliance with their recommendations.

  In accordance with the provisions of the Code of Good Governance of SISTEMA MAPFRE, the Annual Accounts which are submitted to the Board of Directors to be drawn up are previously certified with regard to their accuracy and integrity by the chief executive of the company or of the consolidated group, as the case may be, by the corresponding Manager of the Internal Auditing Services, and by the manager who is responsible for the drawing-up of the said accounts.

- The remuneration accrued by the External Auditors and owed to them by the CORPORACIÓN MAPFRE Group in 2005 for the services corresponding to the auditing of the annual accounts amount to 3,037,551 euros, of which 3,017,631 correspond to the main auditor. The amount of 419,838 euros is also owed to the main auditor for services relating to the auditing of accounts, and 449,820 euros for other complementary services rendered, which figures are considered not to compromise the independence of the auditors.

- The External Auditors do not make any reservations or provisos with regard to the Annual Accounts of the entities of SISTEMA MAPFRE corresponding to 2005.

- CORPORACIÓN MAPFRE provides its shareholders and institutional investors with ample information with regard to its activities and results and those of its subsidiaries. CORPORACIÓN MAPFRE, in its condition as a listed company, carries out a wide range of communication activities with its shareholders, institutional investors, and market operators, as is set forth in the management report.

- In compliance with the rules laid down in the Code, the Compliance Committees of CORPORACIÓN MAPFRE and of its main subsidiaries regularly assess compliance with the Code in their respective companies, and submit the corresponding reports to their respective Boards of Directors and to the Audit Committee and the Institutional Control Committee of SISTEMA MAPFRE.

  In all reports corresponding to the assessment of previous years, the level of compliance has been very positively rated, and the high level of ethical behaviour at the entities has been highlighted in all aspects assessed, along with the effective supervision and control task that has been carried out by the Boards of Directors, whilst some areas where improvements could be made were pointed out, and recommendations were drawn up to this effect.

- Likewise, the Boards of Directors of CORPORACIÓN MAPFRE and of all the main subsidiaries have carried out during 2005 an assessment of the quality and efficiency of their work, by way of a detailed questionnaire completed by all members sufficiently in advance. The comments and suggestions made have been examined by each Board, and have been adopted the appropriate measures in order to improve the quality and effectiveness of meetings.

The Corporate Governance Report of CORPORACIÓN MAPFRE, S.A. for fiscal year 2005, approved by the Board of Directors of the Company at its meeting held on 7 February 2006, is available in the public archives of the Spanish National Securities Market Commission (CNMV) and on the Company's website. This document does not coincide exactly with the document that was filed officially due to restrictions in the electronic screen format.




SISTEMA
MAPFRE

GENERAL INFORMATION

SISTEMA MAPFRE (hereinafter referred to as 'MAPFRE' or 'SISTEMA MAPFRE') is an independent Spanish business group, which conducts insurance, reinsurance, financial, real estate and service activities in Spain and another 37 countries. These activities are carried out through a total of 240 companies, which are grouped under operating units with extensive management autonomy, under the co-ordination and supervision of the senior management bodies of SISTEMA MAPFRE, which lay down the general guidelines and common policies under which the whole Group must operate and approve the strategic lines and objectives of the various units and companies, as well as the most important decisions and investments.

The parent company of SISTEMA MAPFRE is MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA ('MAPFRE MUTUALIDAD') which specialises in motor insurance in Spain. SISTEMA MAPFRE also includes 103 joint-stock companies registered in Spain and 136 in other countries, and, after the wide-ranging reorganisation of foundational activities carried out in 2005, two private foundations, which conduct non-profit making activities as SISTEMA MAPFRE's contribution to the general interests of society.

Most of the aforementioned joint-stock companies (192) are grouped under holding company CORPORACIÓN MAPFRE, whose shares are listed on the continuous market of the Madrid and Barcelona Stock Exchanges and are included in the international indices 'DOW JONES Stoxx Insurance' and 'FTSE Euromid'.

(*) The following pages contain information about the activities and results of SISTEMA MAPFRE, a business group of which CORPORACIÓN MAPFRE is a core part.



MAPFRE has established an important strategic alliance with CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID ('CAJA MADRID'), the parent company of the fourth largest Spanish financial group. This alliance responds to the aim of achieving a more efficient management of the insurance and banking activities of both Groups by means of:

- The partial integration of the businesses referred to above in Spain through holding company MAPFRE - CAJA MADRID and through BANCO DE SERVICIOS FINANCIEROS CAJA MADRID - MAPFRE, with MAPFRE holding a majority stake in the insurance companies and CAJA MADRID in banks.
- The full exploitation of the potential of the networks of both groups in the distribution of banking and insurance products.
- The sharing of the results of the integrated activities between both groups, with MAPFRE taking 51% of the profits of insurance activities and 49% of the profits of banking activities and CAJA MADRID taking 49% of the former and 51% of the latter.

This alliance is complemented by other stakes held by CAJA MADRID in companies of SISTEMA MAPFRE (MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA), and by MAPFRE in companies of the CAJA MADRID Group (GESMADRID, CAJA MADRID PENSIONES and CAJA MADRID BOLSA).

PRESENCE IN SPAIN

MAPFRE has the most extensive distribution network in the Spanish insurance sector and one of the largest of all financial companies. At the close of 2005, the said network comprised: 404 direct offices; 2,457 delegations; and 22,330 agents and associates.

All these offices are grouped under forty sub-centres that are the bodies which direct and co-ordinate the activities of the Network in a given area, which normally coincides with one or more provinces. In turn, sub-centres are grouped under seven Regional General Head Offices (Andalusia; Catalonia; the Centre; the East; Madrid, Balearic and Canary Islands; the Northwest; and the North).


Distribution
network
in Spain
in 2005


18
40
23
24
7
6
67
23
215
1.019
21
134
101
BALEARIC ISLANDS
24
18
131
CANARY ISLAND
25
6
0
SISTEMA MAPFRE 2,861
CAJA MADRID 1,902

All these offices are grouped under forty sub-centres that are the bodies which direct and co-ordinate the activities of the Network in a given area, which normally coincides with one or more provinces. In turn, sub-centres are grouped under seven Regional General Head Offices (Andalusia; Catalonia; the Centre; the East; Madrid, Balearic and Canary Islands; the Northwest; and the North).


Regional General
Head Offices
in 2005

- NORTHWEST
- NORTH
- CATALONIA
- EAST
- ANDALUSIA
- CENTRE
- MADRID, BALEARIC ISLANDS AND CANARY ISLANDS


REGIONAL GENERAL HEAD OFFICES
NORTHWEST
REGIONAL GENERAL HEAD OFFICES
NORTH
REGIONAL GENERAL HEAD OFFICES
MADRID, BALEARIC ISLANDS
AND CANARY ISLANDS
REGIONAL GENERAL HEAD OFFICES
CENTRE
REGIONAL GENERAL HEAD OFFICES
EAST
REGIONAL GENERAL HEAD OFFICES
ANDALUSIA

INTERNATIONAL PRESENCE

The companies of SISTEMA MAPFRE operate in a total of 37 countries aside from Spain. In 15 of them, SISTEMA MAPFRE has companies which operate in Direct Insurance. The Assistance business, which is present directly in 37 countries, has the largest international presence. Lastly, there are representative offices for accepting reinsurance in 16 countries. Overall, SISTEMA MAPFRE had 1,412 offices and a total of 10,555 employees in these countries at the end of 2005.

By geographic area, the largest presence is on the American Continent (21 countries), followed by Europe (12), Asia (3) and Africa (1).


Russi
Ireland
United Kingdom
Belgium
Germany
Luxembourg
France
Hungary
Italy
Portugal
Turkey
Greece
Tunisia

Canada
U.S.A.
Mexico
Dominican Republic
Puerto Rico
Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Panama
Venezuela
Colombia
Ecuador
Brazil
Peru
Bolivia
Paraguay
Chile
Uruguay
Argentina

Bahrain

● ASSISTANCE
○ REINSURANCE
○ DIRECT INSURANCE



China
The Philippines

The Assistance business, which is present directly in 37 countries, has the largest international presence



RATINGS

In accordance with standard financial market practices, MAPFRE MUTUALIDAD, CORPORACIÓN MAPFRE and some other companies of SISTEMA MAPFRE have been rated by various credit rating agencies, either due to legal requirements, or for other reasons beneficial to MAPFRE´s debt issuance.

The following table reflects the grades or ratings assigned to the main companies of SISTEMA MAPFRE in accordance with the international scales used by said agencies. In addition, there are other ratings assigned to other subsidiaries according to local scales.

It is worth noting that in fiscal year 2005 STANDARD & POOR'S affirmed its ratings assigned to the main companies of SISTEMA MAPFRE: MAPFRE MUTUALIDAD ('AA'), CORPORACIÓN MAPFRE ('AA-') and MAPFRE RE ('AA-'); A.M. BEST likewise confirmed its ratings assigned to MAPFRE MUTUALIDAD, MAPFRE RE *and* MAPFRE ASISTENCIA ('A+'); *and* MOODY'S *reaffirmed* its rating assigned to MAPFRE ASISTENCIA ('A1'). In 2005, ratings were requested for the first time for MAPFRE EMPRESAS, which was assigned a 'AA' rating by STANDARD & POOR'S and an 'A' rating by A.M. BEST.

These excellent ratings received by the SISTEMA MAPFRE companies reflect the rating agencies' confidence in their strong capitalisation, market position and operating results.





COMPANY	Standard & Poor's		A.M. Best	
	2005	2004	2005	2004
MAPFRE MUTUALIDAD	AA (Excellent) Stable Outlook	AA (Excellent) Stable Outlook	A+ (Superior) Positive Outlook	A+ (Superior) Positive Outlook
CORPORACIÓN MAPFRE	AA- (Excellent) Stable Outlook (issuer credit rating)	AA- (Excellent) Stable Outlook (issuer credit rating)	aa- Stable Outlook (issuer credit rating)	aa- Positive Outlook (issuer credit rating)
MAPFRE EMPRESAS	AA (Excellent) Stable Outlook	–	A (Excellent) Stable Outlook	–
MAPFRE RE	AA- (Excellent) Stable Outlook	AA- (Excellent) Stable Outlook	A+ (Superior) Positive Outlook	A+ (Superior) Positive Outlook
MAPFRE REINSURANCE CORPORATION	AA- (Excellent) Stable Outlook	AA- (Excellent) Stable Outlook	A (Excellent) Stable Outlook	A (Excellent) Stable Outlook
MAPFRE PRAICO	–	–	A (Excellent) Stable Outlook	A (Excellent) Stable Outlook
MAPFRE TEPEYAC	–	–	A- (Excellent) Stable Outlook	A- (Excellent) Stable Outlook







COMPANY	MOODY'S		A.M. Best	
	2005	2004	2005	2004
MAPFRE ASISTENCIA	A1 Stable Outlook	A1 Stable Outlook	A+ (Superior) Stable Outlook	A+ (Superior) Stable Outlook


CHART

FUNDACIÓN MAPFRE

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE (49%)



MAPFRE MUTUALIDAD

MAPFRE SEGUROS GERAIS S.A. (75%)

MAPFRE AGROPECUARIA S.A. (100%)

MOTOR INSURANCE OPERATING UNIT

SPECIALISED SUBSIDIARIES

CORPORACIÓN MAPFRE (56%)

MAPFRE CAJA MADRID HOLDING (51%)

LIFE INSURANCE, SAVINGS & INVESTMENTS OPERAT. UNIT (100%)
- MAPFRE VIDA
- MAPFRE INVERSIÓN
- MAPFRE VIDA PENSIONES
- OTHER SUBSIDIARIES

GENERAL INSURANCE OPERATING UNIT (100%)
- MAPFRE SEGUROS GENERALES
- MAPFRE GUANARTEME
- OTHER SUBSIDIARIES

MAPFRE CAJA SALUD (100%)
- SUBSIDIARIES

COMMERCIAL INSURANCE OPERATING UNIT (100%)
- MAPFRE EMPRESAS
- MAPFRE CAUCIÓN Y CRÉDITO
- SUBSIDIARIES

REINSURANCE OPERATING UNIT (88%)
- MAPFRE RE
- MAPFRE REINSURANCE CORPORATION
- BRANCHES AND REPRESENTATIVE OFFICES ABROAD

ASSISTANCE OPERATING UNIT (100%)
- MAPFRE ASISTENCIA
- SUBSIDIARIES (SIAM)
- MAPFRE QUAVITAE
- TRAVEL AGENCY

AMERICA OPERATING UNIT (85%)
- MAPFRE AMÉRICA
- SUBSIDIARIES
- MAPFRE AMÉRICA VIDA (88%)
- SUBSIDIARIES
- MAPFRE USA (100%)
- SUBSIDIARIES

MAPFRE INTERNACIONAL (100%)
- SUBSIDIARIES

MAPFRE INMUEBLES (100%)
- SUBSIDIARIES

RESULTS

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 54.9% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in 2005 reached total revenues from operations of €12,484.9 million, a 13% increase over the previous year, and raised its consolidated profit after tax 3% to €638 million. The consolidated profit and loss account of SISTEMA MAPFRE is shown in the following table:

	2005	2004
NON-LIFE INSURANCE AND REINSURANCE		
Gross written and accepted premiums	7,801	6,736
Premiums earned, net of ceded and retroceded reinsurance	6,409	5,477
Net claims incurred and variation in other technical provisions	-4,712	-3,842
Operating expenses, net of reinsurance	-1,350	-1,106
Other technical income and expenses	-65	-91
TECHNICAL RESULT	282	438
Net financial and other non-technical income	402	264
Result of the Non-life business	**684**	**702**
LIFE INSURANCE AND REINSURANCE		
Gross written and accepted premiums	2,309	2,176
Premiums earned, net of ceded and retroceded reinsurance	2,176	2,078
Net claims incurred and variation in other technical provisions	-2,558	-2,467
Operating expenses, net of reinsurance	-269	-224
Other technical income and expenses	-10	-14
TECHNICAL RESULT	-661	-627
Net financial and other non-technical income	764	736
Unrealised gains and losses in unit-linked investments	26	18
Result of the Life business	**128**	**127**
OTHER BUSINESS ACTIVITIES		
Operating income	406	296
Operating expenses	-356	-275
Other income and expenses	9	-2
Result of the Other Business Activities	**60**	**19**
Result before tax and minority shareholders	**872**	**847**
Taxes	-234	-228
Result after tax	**638**	**619**

Figures in million euros

	2005	2004
Non-life loss ratio (1)	73.5%	70.2%
Non-life expense ratio (1)	22.1%	21.8%
Non-life combined ratio (1)	95.6%	92.0%
Life expense ratio (2)	0.9%	0.9%

(1) Ratios calculated over net premiums earned.
(2) Ratios corresponding to MAPFRE VIDA.



ACKNOWLEDGEMENTS AND MENTIONS

ACKNOWLEDGEMENTS AND MENTIONS

Since the date of the previous Annual Report, 82 employees of SISTEMA MAPFRE have concluded or are about to reach the end of their active working life, as well as the following senior managers:

- Mr. Francisco Bravo García, who joined MAPFRE in 1964 and held, in succession, the following positions: in MAPFRE RE, Head of Administration and General Financial Controller of the Reinsurance Operating Unit; in CORPORACIÓN MAPFRE, Head of Administration and Deputy General Manager; and in MAPFRE AMÉRICA, Deputy General Manager, Board Member and General Manager.

- Mr. Bernabé Gordo Pin, who joined MAPFRE in 1963 and held, in succession, the positions of: Head of the Accounting Department of MAPFRE MUTUALIDAD; Manager of the Accounting Services; Deputy General Manager; and Assistant General Manager.

- Mr. Ernesto Castaño del Rosal, who joined MAPFRE in 1965 and held, in succession, in MAPFRE MUTUALIDAD the positions of: Deputy Manager of Analysis and Programming; Deputy Manager of Information Technology Development; Manager of Organisation and Information Technology; and Head of Planning and Control.

- Mr. Miguel María Muñoz Medina, who joined MAPFRE in 1965 and held, in succession, the positions of: General Manager of MAPFRE AUTOMÓVILES R.E. (MARES); Assistant General Manager of MAPFRE MUTUALIDAD; Chairman of MAPFRE RENTING; and Chairman of the MAPFRE Road Safety Institute.

- Mr. Jesús Silva Santos, who joined MAPFRE in 1966 and held, among others, the following positions: in BANCO MAPFRE, Manager of the Madrid Main Branch and Deputy General Manager; and in MAPFRE MULTICENTRO DEL AUTOMÓVIL, Managing Director.

- Mr. Guillermo Villar Alba, who joined MAPFRE in 1965 and held in MAPFRE MUTUALIDAD, in succession, the positions of: Head of the Issuance and Claims Department; Manager of LÍNEA MAPFRE AUTOS; Assistant General Manager; and Manager of the Cancellations Handling and Control Department.

- Mr. Julián Rubio Moreno, who joined MAPFRE in 1968 and held, among others, the positions of: Manager of the Treasury Department of MAPFRE MUTUALIDAD; Manager of the Internal Auditing Services and Financial Controller of BANCO MAPFRE; and Head of Control of MAPFRE MUTUALIDAD.

- Mr. José María Ferrer Molina, who joined MAPFRE in 1974 and, having held several management positions in MAPFRE FINANZAS and BANCO MAPFRE, was Chairman of the Aragon Territorial Commission; and Manager of the Zaragoza-Huesca Sub-centre.

- Mr. Fernando de Otto Soler, who joined MAPFRE in 1984 and, among other responsibilities, held in MAPFRE SERVICIOS DE INFORMÁTICA the positions of Technical Manager and General Manager.

- Mr. Antonio Guardiola Lozano, who joined MAPFRE in 1987 and held, among other responsibilities, the positions of: Head of Insurance Studies of MAPFRE MUTUALIDAD; Manager of the Insurance Institute of FUNDACION MAPFRE ESTUDIOS; and Dean of the Faculty of Business and Insurance Sciences sponsored by the aforesaid Foundation.

- Mr. Juan Enrique Budinich, who joined in 1998 MAPFRE SEGUROS GENERALES (CHILE), a company in which he held the position of General Manager until February 2005.
- Mr. Carlos Buenacasa Santelmo, who joined MAPFRE in 1969 and held, among others, the positions of Deputy General Manager of the Administration Department and Assistant General Manager of MAPFRE VIDA.
- Mr. Mariano Moreno Gordo, who joined MAPFRE in 1963 and held in MAPFRE MUTUALIDAD the positions of: Head of the Issuance Department; Head of the Accounting Department; and Manager of the Accounting Services.

Since the date of the publication of the previous annual report, the following have left or will leave the governing bodies of SISTEMA MAPFRE due to reaching the established age limit: Mr. Dieter Göbel Bruckner, member of the Board of Directors of CORPORACIÓN MAPFRE, as well as Mr. Luis Gómez de Pablo, Mr. Alejandro Lorca Corrons y Mr. César de Santiago Polo, members of the Board of Directors of MAPFRE ASISTENCIA. Likewise, Mr. Pedro Guillén García, member of the Board of Directors of MAPFRE MUTUALIDAD, resigned from his offices for personal reasons.

The following no longer represent the CAJA MADRID Group in SISTEMA MAPFRE companies: Mr. Mariano Pérez Claver (MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA); and Mr. Miguel Muñiz de las Cuevas (MAPFRE AMÉRICA).

As a consequence of the integration of the five MAPFRE Foundations that operate in Spain, the following have resigned from their offices as trustees of the aforementioned foundations: Mr. Miguel María Muñoz Medina and Mr. Juan Rodríguez Fidalgo (FUNDACIÓN MAPFRE); Mr. Álvaro Armada Barcaiztegui, Mr. Mariano Artés Gómez, Mr. Antonio Guardiola Lozano, Mr. Miguel Márquez Osorio, Mr. Francisco Martínez García and Mr. Miguel Ángel Martínez Martínez (FUNDACIÓN MAPFRE ESTUDIOS); Mr. Javier Alonso Santos, Mrs. Carmen Hernando de Larramendi and Mr. Esteban Tejera Montalvo (FUNDACIÓN MAPFRE MEDICINA); Mr. Sebastián Homet Duprá (FUNDACIÓN CULTURAL MAPFRE VIDA); Mr. Rafael Benjumea y Cabeza de Vaca, Mr. Gregorio Marañón y Bertrán de Lis and Mr. Alfonso Soriano y Benítez de Lugo (FUNDACIÓN MAPFRE TAVERA); and Mr. Ignacio de Medina Fernández de Córdoba (FUNDACIÓN MAPFRE ESTUDIOS y FUNDACIÓN MAPFRE TAVERA). Mr. Javier del Río Martín has resigned from the Board of Trustees of FUNDACIÓN MAPFRE GUANARTEME.

Finally, the following regional directors have resigned for various reasons: Mr. Rafael Soria García Escribano (Andalusia); Mr. José María Ferrer Molina (Aragon); Mr. José Manuel de la Riva Garriga (Castile); Mr. Pere Fornells Batllé, Mr. Francisco Guerrero Romero, Mr. Antonio Cudós Pedrol and Mr. Antonio López-Cerón Cerón (Catalonia); and Mr. Luciano Martínez Pérez (Galicia).

MAPFRE would like to express its thanks to all the above for their contribution. It also wishes to express the thanks of SISTEMA MAPFRE to all directors, managers, employees, delegates, agents and associates who have made the excellent results obtained in 2005 possible through their commitment and success.

IN MEMORIAM

After the formulation of the Annual Accounts of 2005, Mr. Primitivo de Vega Zamora, Chairman of MAPFRE ASISTENCIA, Member of the Board of Directors of MAPFRE MUTUALIDAD and Member of the Executive Committee of SISTEMA MAPFRE, passed away. Having joined MAPFRE in 1968, his colleagues had a deep affection for him and he was widely recognised for his human qualities, enthusiasm, commitment and success, which he showed in the various positions he held throughout his professional life in MAPFRE.

Since the preparation of the previous report, another seven MAPFRE employees have passed away, as well as: Mr. Pedro Elu Ortiz, a manager who retired in 2003 after having provided his valuable professional services to SISTEMA MAPFRE during twenty-nine years; regional director Mr. Juan Manuel Garicano Aznárez; and Mr. Manuel Suárez Sánchez, trustee of FUNDACIÓN MAPFRE GUANARTEME.

MAPFRE wishes to express in this report its sincere feeling of condolence with their respective families.

Design and Layout: Tau
Printed by: Monterreina
Copyright: M-20199-2006

MAPFRE contributes to the conservation of the environment. This booklet was printed through environmentally-friendly processes on ecological and chlorine-free paper.

This booklet contains the Consolidated Management Report and Consolidated Annual Accounts for fiscal year 2005 together with the Auditors' Report of CORPORACIÓN MAPFRE, as well as miscellaneous additional information. The company puts at the disposal of its shareholders and other interested parties the Individual Management Reports and Annual Accounts.

Green tracks' photographs were ceded by the Spanish Railway Foundation.

RATINGS

COMPANY	Standard & Poor's 2005	Standard & Poor's 2004	A.M. Best 2005	A.M. Best 2004
MAPFRE MUTUALIDAD	AA (Excellent) Stable Outlook	AA (Excellent) Stable Outlook	A+ (Superior) Positive Outlook	A+ (Superior) Positive Outlook
CORPORACION MAPFRE	AA- (Excellent) Stable Outlook (issuer credit rating)	AA- (Excellent) Stable Outlook (issuer credit rating)	aa- Stable Outlook (issuer credit rating)	aa- Positive Outlook (issuer credit rating)
MAPFRE EMPRESAS	AA (Excellent) Stable Outlook	–	A (Excellent) Stable Outlook	–
MAPFRE RE	AA- (Excellent) Stable Outlook	AA- (Excellent) Stable Outlook	A+ (Superior) Positive Outlook	A+ (Superior) Positive Outlook
MAPFRE REINSURANCE CORPORATION	AA- (Excellent) Stable Outlook	AA- (Excellent) Stable Outlook	A (Excellent) Stable Outlook	A (Excellent) Stable Outlook
MAPFRE PRAICO	–	–	A (Excellent) Stable Outlook	A (Excellent) Stable Outlook
MAPFRE TEPEYAC	–	–	A- (Excellent) Stable Outlook	A- (Excellent) Stable Outlook

COMPANY	MOODY'S 2005	MOODY'S 2004	A.M. Best 2005	A.M. Best 2004
MAPFRE ASISTENCIA	A1 Stable Outlook	A1 Stable Outlook	A+ (Superior) Stable Outlook	A+ (Superior) Stable Outlook

KEY EVENTS IN THE EXPANSION AND DEVELOPMENT OF SISTEMA MAPFRE OVER THE LAST TEN YEARS

1996

MARES is incorporated to insure special Motor risks.
CORPORACIÓN MAPFRE issues convertible bonds for €96 million to fund its international expansion.
MAPFRE ASISTENCIA consolidates its leading position in Spain and expands its direct presence to 29 countries.

1997

MAPFRE acquires SEGUROS LA SEGURIDAD in Venezuela and El SOL NACIONAL in Peru.
The consolidated own funds of SISTEMA MAPFRE exceed €1,000 million.
MAPFRE insures over 3 million vehicles in Spain.

1998

MAPFRE and CAJA MADRID sign their first framework business cooperation agreement.
Eight new minority shareholders take up a total 20% stake in MAPFRE AMÉRICA.
MAPFRE AMÉRICA VIDA begins operating and holding company MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO is incorporated.
Direct insurance premiums in Spain exceed €2,000 million.

1999

Entry into the North American reinsurance market through MAPFRE REINSURANCE CORPORATION.
LA CENTRO AMERICANA (El Salvador) is acquired.
The International Centre for Management Training ("Centro Internacional de Formación de Directivos") is created.
The MAPFRE call centres handle over 10 million calls.

2000

MAPFRE's market share in Spain exceeds 10%.
SISTEMA MAPFRE manages funds worth over €10,000 million.
The strategic alliance with CAJA MADRID is signed.
The consolidated own funds of SISTEMA MAPFRE exceed €2,000 million.
The Board of Directors of MAPFRE MUTUALIDAD approves the Code of Good Governance of SISTEMA MAPFRE.

2001

MAPFRE strengthens its position in Burial insurance in Spain through the acquisition of FINISTERRE.
José Manuel Martínez becomes Chairman of SISTEMA MAPFRE, replacing Julio Castelo.
MAPFRE VIDA closes the year as the largest insurance company in Spain by volume of premiums.
Direct insurance premiums in Spain exceed €5,000 million.
MAPFRE insures over 4 million vehicles in Spain.

2002

The first Collective Agreement of the MAPFRE Insurance Group for the three-yearly period 2002-2004 is signed.
A wide-ranging management restructuring is approved and the Commercial Insurance Operating Unit is created.
SISTEMA MAPFRE manages funds worth over €20,000 million.
The MAPFRE call centres handle over 20 million calls.
mapfre@com, a single Internet portal to access the whole of SISTEMA MAPFRE, is launched.

2003

The Board of Directors of SEPI awards MUSINI and MUSINI VIDA to MAPFRE - CAJA MADRID HOLDING.
Standard & Poor's upgrades the rating of MAPFRE MUTUALIDAD to 'AA' and those of CORPORACIÓN MAPFRE and MAPFRE RE to 'AA -'.
The share of CORPORACIÓN MAPFRE is included in the IBEX 35 and Dow Jones Stoxx Insurance equity indices.
The market capitalisation of CORPORACIÓN MAPFRE exceeds €2,000 million.
MAPFRE ASISTENCIA ORO is incorporated.
SISTEMA MAPFRE obtains a gross profit of over €600 million.

2004

The total operating revenues of SISTEMA MAPFRE exceed €10,000 million.
MAPFRE insures over 5 million vehicles in Spain.
MAPFRE SEGUROS GENERALES insures over 2 million households in Spain.
CORPORACIÓN MAPFRE carries out a €500 million capital increase.
MAPFRE acquires a majority shareholding in QUAVITAE, the leading Spanish provider of comprehensive social and health care for the Elderly.
MAPFRE enters the Chinese market through the incorporation of ROAD CHINA ASSISTANCE, which distributes assistance programs.

2005

The insurance premiums of SISTEMA MAPFRE exceed €10,000 million.
The market capitalisation of CORPORACIÓN MAPFRE exceeds €3,000 million.
SISTEMA MAPFRE manages funds worth over €30,000 million.
The Board of Directors of SEPI awards CLINISAS to MAPFRE CAJA SALUD.
MAPFRE acquires a majority shareholding in NOSSA CAIXA SEGUROS E PREVIDENCIA, a Brazilian Life and Pensions Insurer.
SISTEMA MAPFRE employs over 20,000 staff.
All foundations that operate in Spain are merged into FUNDACIÓN MAPFRE.

IFRS STATEMENTS

CONSOLIDATED INCOME STATEMENT

	2004	2005
NON-LIFE INSURANCE AND REINSURANCE		
Gross written and accepted premiums	4,429.4	5,241.5
Premiums earned, net of ceded and retroceded reinsurance	3,232.8	3,938.9
Net claims incurred and variation in other technical provisions	-2,185.8	-2,739.1
Operating expenses, net of reinsurance	-845.8	-1,056.4
Other technical income and expenses	-42.8	-49.3
TECHNICAL RESULT	**158.4**	**94.2**
Net financial income	172.3	288.1
Other non-technical income and expenses	4.7	-6.4
Result of the Non-life business	**335.4**	**375.9**
LIFE INSURANCE AND REINSURANCE		
Gross written and accepted premiums	1,985.1	2,018.8
Premiums earned, net of ceded and retroceded reinsurance	1,900.5	1,930.3
Net claims incurred and variation in other technical provisions	-2,353.9	-2,398.4
Operating expenses, net of reinsurance	-148.3	-164.1
Other technical income and expenses	-14.8	-10.7
TECHNICAL RESULT	**-616.5**	**-642.8**
Net financial income	729.7	754.2
Unrealised gains and losses in Unit-Linked investments	18.3	25.6
Other non-technical income and expenses	-5.5	-13.5
Result of the Life business	**126.0**	**123.5**
OTHER BUSINESS ACTIVITIES		
Operating income	236.7	277.6
Operating expenses	-213.8	-234.1
Net financial income	-10.9	-3.5
Results from minority shareholdings	6.2	8.5
Other net income	0.0	0.0
Result of the Other Business Activities	**18.2**	**48.5**
Result before tax	**479.6**	**547.9**
Taxes	-148.1	-154.1
Result after tax	**331.5**	**393.8**
Minority interests	-122.1	-144.0
Result after tax and minority interests	**209.4**	**249.8**

Million euros

STATEMENT OF CHANGES IN EQUITY

	2004	2005
BALANCE AS OF 1 JANUARY	**1,920**	**2,712**
Results recognised directly in equity		
From available for sale investments	456	352
From translation differences	(48)	126
From shadow accounting applied to Life insurance reserves	(332)	(261)
Total	76	217
Profit for the year in the income statement	331	394
Distribution of previous year's result	(29)	(43)
Interim dividend for the year	(86)	(112)
Capital increases / (decreases)	494	--
Other changes in equity	6	(7)
BALANCE AS OF 31 DECEMBER	**2,712**	**3,161**

Million euros


www.mapfre.com

Contribution of MAPFRE MUTUALIDAD's assets and businesses to MAPFRE's listed holding company



MAPFRE

Roadshow Presentation



July 2006

Roadshow Presentation

Appendix

Calendar and Contacts

Overview of the change in corporate structure

- MAPFRE is adopting a new corporate structure:
  - all of the Group's activities and entities will be integrated under the present listed holding company CORPORACIÓN MAPFRE, which will be renamed as MAPFRE S.A.;
  - FUNDACIÓN MAPFRE will hold the majority control of said listed holding company.

- In order to effect this change in structure, MAPFRE MUTUALIDAD, in its Extraordinary General Assembly of 15.06.2006, resolved to:



  - contribute its shares in CORPORACIÓN MAPFRE and in all other companies to a new holding company: CARTERA MAPFRE;
  - transfer the assets and liabilities of its insurance business to MAPFRE AUTOMÓVILES S.A., a newly created company, whose ownership will also be transferred to CARTERA MAPFRE;
  - donate to FUNDACIÓN MAPFRE its stake in CARTERA MAPFRE and dissolve.

- The process will be completed with the contribution-in-kind to CORPORACIÓN MAPFRE (which will become MAPFRE S.A.) in a capital increase without pre-emption rights of CARTERA MAPFRE's shareholding in MAPFRE AUTOMÓVILES and in all other subsidiaries previously owned by MAPFRE MUTUALIDAD.

- Taking as a reference the usual terms needed to obtain the required regulatory approvals, the new corporate structure is expected to come into place at the beginning of 2007.



Current corporate structure


MAPFRE MUTUALIDAD
Motor insurance business
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
100%
MAPFRE AGROPECUARIA
75%
MAPFRE SEGUROS GERAIS
88%
MAPFRE AMÉRICA VIDA
OTHER SUBSIDIARIES
55%
CORPORACIÓN MAPFRE
51%
MAPFRE CAJA MADRID HOLDING
100%
MAPFRE SEGUROS GENERALES
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
100%
MAPFRE EMPRESAS
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
30%
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
100 %
MAPFRE INTERNACIONAL
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

Expected corporate structure


FUNDACIÓN MAPFRE
100%
CARTERA MAPFRE
> 71%
MAPFRE S.A.
51%
MAPFRE CAJA MADRID HOLDING
100%
MAPFRE AUTOMÓVILES
100 %
RED MAPFRE
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100 %
MAPFRE ASISTENCIA
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
100%
MAPFRE INMUEBLES
100%
MAPFRE AGRO-PECUARIA
88%
MAPFRE AMÉRICA VIDA
100%
MAPFRE SEGUROS GERAIS
100%
MAPFRE INTERNA-CIONAL
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
OTHER SUBSIDIARIES
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

CONTRIBUTED BUSINESSES:
Description and contribution

MAPFRE



Company	% participation	Description	Premiums 2005[1]	Attributable profit 2005[2]
MAPFRE AUTOMÓVILES	100%	Leading Motor insurer in Spain with a market share of 21% in 2005	2,291.1	258.7
MAPFRE AGROPECUARIA	100%	Leading insurer in the agricultural and livestock segment in Spain, with a market share of 22.5% in combined agricultural insurance in 2005	242.4	8.8
MAPFRE AMÉRICA VIDA	87.6%	Holding company for MAPFRE's Life assurance subsidiaries in Latin America	290.3	4.6
MAPFRE SEGUROS GERAIS	75%	Insurance company which operates mainly in Non-life in Portugal.	96.3	4.4
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE	48.9%	Bank which operates in the segments of consumer lending in Spain and Mexico, leasing and financial products specifically for pharmacies.	143.4	12.1
TOTAL			**2,920.1**	**288.6**
Consolidation adjustments			(92.6)	(33.1)
Minority interests				(7.9)
PRO FORMA TOTAL			**2,827.5**	**247.6**

1) In the case BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE figures correspond to Total Income (not included in premiums)
2) Applying a corporate tax rate of 35%

Million euros



MAPFRE AUTOMOVILES:
Growth outlook

- The Motor insurance business of MAPFRE MUTUALIDAD, which will be transferred to MAPFRE AUTOMÓVILES, is characterised by:
  - Its 21% market share in Spain;
  - The growth of its premiums volumes, which exceeded the market by 4.4 percentage points over the last 10 years;
  - Its strong technical rigour, highlighted by the development of its Non-life direct insurance claims triangles and confirmed by the reserves sufficiency analysis carried out by independent actuaries;
  - An expense ratio 4.5 percentage points below the market average;
  - The market's widest database, which gives it an unparalleled ability to calculate and personalise tariffs.





- Over the coming years, MAPFRE AUTOMÓVILES:
  - Will boost its development in large urban areas through:
    - The opening of 50 new RED MAPFRE *branches in* Madrid *and another* 45 in Catalonia to 2008.
    - The launch of new products, designed specifically for urban customers.
    - Greater personalisation of tariffs.
  - Will maintain its already excellent technical result due to:
    - The further adjustment of tariffs to the risk profile of its customers.
    - The application of tariff increases no lower than inflation.
    - The positive impact on claims frequency of the introduction of points system for driving licences.
  - Will expand its comprehensive offer of complementary services to insurance.
- On the basis of the above, MAPFRE AUTOMÓVILES' net attributable result is expected to be in the region of €275 million in 2007.





MAPFRE AUTOMOVILES
Growth of Motor insurance net premiums earned, 1995-2005 (1)




CAGR
MAPFRE 10.4%
MARKET 6.0%
100
102.7
101.2
110.2
118.1
152.1
182.8
209.4
228.9
248.8
269.2
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

1) Source: DGSFP. 1995 – 1997: Figures for MAPFRE MUTUALIDAD; 1998 – 2005: Aggregated figures for MAPFRE MUTUALIDAD, MARES and MAPFRE AGROPECUARIA

1995 = 100

MAPFRE AUTOMOVILES
Combined ratio of the Motor insurance business, 1995 – 2005 (1)

Regulatory increase in the daily disability benefit
AVERAGE
MAPFRE 94.9%
MARKET 102.3%
100%
94.7%
92.6%
96.3%
101.0%
103.9%
100.3%
94.2%
91.5%
90.3%
88.9%
90.5%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

1) Source: DGSFP. 1995 – 1997: Figures for MAPFRE MUTUALIDAD; 1998 – 2005: Aggregated figures for MAPFRE MUTUALIDAD, MARES and MAPFRE AGROPECUARIA



Benefits of the transaction

- Greater management efficiency and improved corporate governance:
  - Simplified structure
  - Streamlined operating coordination among units and within the MAPFRE Network
  - Larger balance of independent directors
- Better position for the minority shareholder:
  - Clear separation between ownership and management
  - Addition of businesses with high market shares, low results volatility and high profitability
- Greater financial strength:
  - Increase in the company's capitalisation
  - Significant increase in cash flows, equity and debt capacity
  - Better utilisation of the available capital in the contributed businesses



- Enhanced business stability:
  - Greater diversification
  - Contribution of low-risk businesses
- On this basis, MAPFRE foresees that in the long term it can:
  - Become one of the five largest Non-Life insurers in Europe
  - Achieve a leading position in Non-Life in Latin America and accelerate its expansion into the US and the Far East
  - Rank among the leading European reinsurers and aim for global leadership in Assistance
- Extension of Group investment criteria aimed at increasing shareholder value creation



Exchange ratio

- The Board of Directors, in its meeting of 29th June, determined the exchange ratio at which CARTERA MAPFRE will subscribe for 192,115,506 new shares by contributing to CORPORACIÓN MAPFRE its portfolio of shareholdings.

- The following were taken into account in the definition of the exchange ratio:
  - The market value of CORPORACIÓN MAPFRE (€3,812.9 million) at the volume weighted average price of its shares between 30.04 and 29.05.06 (€15.96 per share);
  - The range for the market value assigned by MORGAN STANLEY to the assets contributed, calculated in consistence with the point above; it was carried on an as if quoted basis with reference to market comparables for the same period and not including a control premium.

- The aforementioned new shares will be equal to 80.4% of the present outstanding shares and with a value of €2,849.1 million at the closing price on 06.07.06 (€3,066.2 million overall at a price of €15.96 per share). Additionally, up to 24,049,908 shares reserved for mutual members will be issued, which will be subscribed for in cash.

- The Board of Directors of CORPORACIÓN MAPFRE, on the basis of the expected results for the contributed businesses, considers the operation to be positive for shareholders as:
  - Earnings per share in 2007 will exceed those of CORPORACIÓN MAPFRE under its present structure;
  - The Adjusted Net Asset Value per share will increase;
  - The return on the investment (ROI) made by the contributed businesses will be above the cost of equity (estimated to be 8.5%).

- MORGAN STANLEY and CITIGROUP have issued fairness opinions in which they consider the operation to be fair for shareholders from a financial point of view.




MAPFRE

CORPORACIÓN MAPFRE capital increase

- CORPORACIÓN MAPFRE, subject to the prior approval of its Extraordinary Shareholders' Meeting, will carry out a capital increase without pre-emption rights, divided into two tranches:
  - The first tranche (in-kind) will be exclusively for CARTERA MAPFRE, which will subscribe for 192,115,506 new shares [(1)] by contributing its portfolio of shareholdings [(2)];
  - The second tranche (cash) will be exclusively for MAPFRE MUTUALIDAD, which will subscribe for up to 24,049,908 new shares through the payment of €383.8 million. These shares will be delivered to those mutual members who choose not to receive in cash their stake in the Mutual Equity Fund.
- The shareholding of FUNDACIÓN MAPFRE in CORPORACIÓN MAPFRE, through CARTERA MAPFRE, will reach 71.27%, should all mutual members opt to receive in shares their stake in the Mutual Equity Fund.
- The final number of second tranche shares actually issued will be determined by the take-up of the cash option by mutual members.

1) This figure was calculated with reference to the present number of outstanding shares of CORPORACIÓN MAPFRE, not taking into account the impact for the 5-for-1 split approved its General Meeting of Shareholders.
2) The breakdown of the shareholdings that will be transferred to CARTERA MAPFRE can be found in the appendix.




MAPFRE

Valuation multiples and financial impact

- The sum of the in-kind and cash contributions implies a valuation multiple of 1.82x the Adjusted Net Asset Value based on the actual figures for fiscal year 2005 and of 11.4x the pro forma net income for 2005 at the closing price of 06.07.06 (1.96x and 12.3x, respectively, at a price of €15.96 per share)

- The businesses contributed will enhance CORPORACIÓN MAPFRE's profitability and financial strength through:



  - A substantial increase in recurring cash flow;
  - Better use of available capital;
  - Greater efficiency, resulting from the adoption of management criteria directed at value creation;
  - Integration synergies, over the medium term.

- Return on equity and earnings per share are expected to increase, based on:

  - The high return on net premiums earned and required capital of MAPFRE AUTOMÓVILES.
  - The growth in the attributable profit of the remaining companies, whose proportional contribution to the contributed businesses' profit will gradually increase (> 10% in 2007).



The new role of FUNDACIÓN MAPFRE

- FUNDACIÓN MAPFRE will become the majority shareholder in CORPORACIÓN MAPFRE (the future MAPFRE S.A.), pursuant to MAPFRE MUTUALIDAD's by-laws, which establish that the company, in the event of a dissolution, shall confer on said Foundation its equity reserves.

- In the future, FUNDACIÓN MAPFRE's shareholding will gradually decrease from its initial levels through capital increases, at the moment and to the extent required by new projects or acquisitions.



- After the adoption of the new corporate structure, FUNDACIÓN MAPFRE's Board of Trustees will continue to carry out the Foundation's activities. Its influence on MAPFRE S.A. through CARTERA MAPFRE will focus on:
  - the regular follow-up of its activities and its results;
  - the supervision of its compliance with the Group's institutional principles and rules of good governance;
  - the analysis and prior authorisation of those operations that may affect directly the rights of shareholders or may require approval by the General Meeting of Shareholders.





New corporate governance model

- The new corporate structure will result in a revised corporate governance for the MAPFRE Group.

- At MAPFRE, S.A.:
  - The members of the Board of Directors will be appointed by MAPFRE S.A.'s General Shareholder Meeting
  - One third of the Board directors will be minority shareholders' representatives or independent directors
  - Executive members of the Board will not exceed one third of the total number of directors
  - The Chairman of MAPFRE S.A. will hold the same office in FUNDACIÓN MAPFRE



- At FUNDACIÓN MAPFRE:
  - The Board of Trustees will be elected as follows:
    - The Executive Committee of FREMAP (co-founding entity of FUNDACIÓN MAPFRE) will appoint two members
    - The remaining members will be appointed in equal parts by the Board of Directors of MAPFRE S.A. and the Board of Trustees itself

Summarised schedule

29 May
- Approval of the change in corporate structure by the Boards of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE ✓

30-31 May
- Filing with the CNMV and press conference ✓
- Presentation to analysts and investors ✓

15 June
- Approval of the change in corporate structure by the Extraordinary General Assembly of MAPFRE MUTUALIDAD ✓

29 June
- Approval of the valuation parameters and exchange ratio by the Boards of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE ✓

July
- Application for the relevant authorisations from the DGSFP

25 July
- Publication of SISTEMA MAPFRE's first half results

Q4 '06
- Approval of the in-kind capital increase without pre-emption rights by the Extraordinary General Shareholders' Meeting of CORPORACIÓN MAPFRE
- Authorisation by the DGSFP
- Change in the composition of the Board of Directors of MAPFRE S.A.

Q1 '07
- Capital increase by CORPORACIÓN MAPFRE (once authorisation received from the CNMV)
- New structure becomes effective

Roadshow Presentation

Appendix

Calendar and Contacts

MAPFRE S.A.: Pro forma income statement (1)



	2005	2004	% 05/04
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	7,778.8	6,724.5	15.7%
Premiums earned, net of ceded and retroceded reinsurance	6,387.6	5,465.3	16.9%
Net claims incurred and variation in other technical provisions	-4,642.0	-3,840.7	20.9%
Net operating expenses and other non-technical income	-1,414.5	-1,196.6	18.2%
Technical result	331.1	428.0	-22.6%
Net financial and other technical income	355.7	257.9	37.9%
Result of Non-life business	686.8	685.9	0.1%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,309.0	2,176.0	6.1%
Premiums earned, net of ceded and retroceded reinsurance	2,176.1	2,077.9	4.7%
Net claims incurred and variation in other technical provisions	-2,558.2	-2,467.2	3.7%
Net operating expenses and other technical income	-278.9	-238.0	17.2%
Technical result	-661.0	-627.3	5.4%
Net operating expenses and other non-technical income	789.3	754.5	4.6%
Result of Life business	128.3	127.2	0.9%
OTHER BUSINESS ACTIVITIES			
Results from other business activities	106.0	24.1	---
Result before tax and minority shareholders	921.1	837.1	10.0%
Taxes	-283.6	-259.0	9.5%
Result after tax	637.5	578.1	10.3%
Result attributable to minority shareholders	-140.0	-122.2	14.6%
Result after tax and minority shareholders	497.5	455.9	9.1%
Non-life loss ratio (2)	72.7%	70.3%	
Non-life expense ratio (2)	22.1%	21.9%	
Non-life combined ratio (2)	94.8%	92.2%	

(1) The impact of the reinsurance accepted from MAPFRE RE, which will be discontinued from 2007, has been eliminated. Applied a corporate tax rate of 35%

(2) Ratios calculated over net premiums earned.

Million euros





MAPFRE S.A.:
Pro forma balance sheet

	2005	2004	% 05/04
Investments and cash	**24,614.4**	21,911.1	12.3%
Technical reserves	**23,283.6**	20,264.2	14.9%
- Life insurance reserves	**15,041.1**	13,679.3	10.0%
- Other technical reserves	**8,242.5**	6,584.9	25.2%
Financial debt	**615.4**	490.9	25.4%



Million euros



CONTRIBUTED BUSINESSES:
Shareholdings transferred to CORPORACIÓN MAPFRE

- Shareholdings that will be contributed to CORPORACIÓN MAPFRE (the future MAPFRE S.A.):
  - MAPFRE AUTOMÓVILES S.A. (100%)
  - MAPFRE AMERICA VIDA S.A. (87.57%)
  - MAPFRE AGROPECUARIA, COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS S.A. (100%)
  - MAPFRE SEGUROS GERAIS S.A. (75.00%)
  - BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE S.A. (48.89%)
  - Other relevant companies:
    - MAPFRE USA CORPORATION (100%)
    - MAPFRE SERVICIOS DE INFORMATICA S.A. (95.83%)
    - SOCIETA CATTOLICA DI ASSICURAZIONI (3.00%)
    - CENTRO INTERNACIONAL DE FORMACIÓN DE DIRECTIVOS MAPFRE S.A. (100%)



- Shareholdings that will be retained by CARTERA MAPFRE and not contributed to CORPORACIÓN MAPFRE:
  - CORPORACIÓN MAPFRE (55.34%)
  - EDITORIAL MAPFRE S.A. (99.98%)
  - GUIVICEN S.A. (24.00%)
  - CONSTITUCIÓN Y LEYES S.A. (100%)
  - CENTRO EUROPEO MEDICO TRAUMATOLOGICO REHABILITADOR ORTOPEDICO S.A. (24%)
  - BODEGAS Y VIÑEDOS CASA DE LA ERMITA S.L. (9.10%)




MAPFRE

CONTRIBUTED BUSINESSES:
Pro forma income statement (1) (2)



Million euros	2005	2004	% 05/04
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,537.2	2,295.0	10.6%
Premiums earned, net of ceded and retroceded reinsurance	2,448.7	2,232.5	9.7%
Net claims incurred and variation in other technical provisions	-1,902.9	-1,654.9	15.0%
Net operating expenses and other technical income	-308.8	-308.1	0.2%
Technical result	237.0	269.6	-12.1%
Net financial and other technical income	74.0	81.1	-8.8%
Result of Non-life business	310.9	350.6	-11.3%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	290.3	190.9	52.1%
Premiums earned, net of ceded and retroceded reinsurance	245.8	177.4	38.6%
Net claims incurred and variation in other technical provisions	-159.9	-113.3	41.1%
Net operating expenses and other technical income	-104.1	-75.0	38.8%
Technical result	-18.2	-11.0	65.5%
Net financial and other technical income	22.9	12.3	86.2%
Result of Life business	4.7	1.3	---
OTHER BUSINESS ACTIVITIES			
Results from other business activities	57.5	5.7	---
Result before tax and minority shareholders	373.1	357.6	4.3%
Taxes	-129.5	-110.9	16.8%
Result after tax	243.6	246.7	-1.3%
Result attributable to minority shareholders	4.0	-0.1	---
Result after tax and minority shareholders	247.6	246.5	0.4%
Non-life loss ratio (3)	77.7%	74.1%	
Non-life expense ratio(3)	16.2%	18.6%	
Non-life combined ratio(3)	93.9%	92.7%	

(1) The impact of the reinsurance accepted from MAPFRE RE, which will be discontinued form 2007, has been eliminated. Applied a 35% corporate tax rate.

(2) Figures shown include consolidation adjustments of €33.1m. Without taking these adjustments into account, the 2005 pro forma net income would have been €280.7m

(3) Ratios calculated over net premiums earned.

Million euros

CONTRIBUTED BUSINESSES:
Pro forma balance sheet

	2005	2004	% 05/04
ASSETS			
Fixed assets	**549.3**	474.7	15.7%
Investments and cash	**2,800.3**	2,131.2	31.4%
Other assets	**958.0**	833.7	14.9%
TOTAL ASSETS	**4,307.6**	3,439.7	**25.2%**
LIABILITIES			
Equity (1)	**899.7**	537.9	67.3%
Financial debt	**100.2**	90.7	10.5%
Technical reserves	**2,856.4**	2,440.4	17.0%
- Life insurance reserves	**262.6**	141.3	85.8%
- Other technical reserves	**2,593.8**	2,299.0	12.8%
Reserves for risks and expenses	**60.6**	51.4	17.9%
Other liabilities	**390.4**	319.2	22.3%
TOTAL LIABILITIES	**4,307.6**	3,439.7	**25.2%**



(1) Excludes unrealised capital gains in real estate assets (net amount of €489.5m assuming a 15% tax rate due to reinvestment tax deduction) and the payment to mutual members (€383.8m). Adding these two items and a tax credit of €9.8m and deducting intangibles (€18.4m), estimated ANAV of the contributed businesses amounts to €1,764.4 million.

Million euros



CONTRIBUTED BUSINESSES:
Development of the total cost of Non-Life direct insurance claims

CONTRIBUTED BUSINESSES

	1999 and prior	2000	2001	2002	2003	2004	2005
Year end		1,092,805	1,274,225	1,407,381	1,580,866	1,708,442	2,045,017
One year later		1,096,028	1,249,306	1,349,562	1,508,710	1,623,562	
Two years later		1,097,893	1,231,316	1,346,911	1,487,794		
Three years later		1,091,720	1,222,652	1,339,204			
Four years later		1,097,926	1,217,698				
Five years later		1,091,291					
Six years later							
Cummulative payments		1,074,032	1,194,920	1,290,710	1,383,998	1,382,667	1,192,966
Reserve pending	5,045	17,259	22,778	48,494	103,796	240,895	852,051



CORPORACIÓN MAPFRE

	1999 and prior	2000	2001	2002	2003	2004	2005
Year end		1,145,215	1,479,100	1,652,685	1,964,302	2,177,487	2,721,026
One year later		1,082,932	1,407,968	1,589,970	1,925,809	2,148,821	
Two years later		1,073,334	1,416,357	1,605,173	1,927,793		
Three years later		1,070,741	1,427,115	1,602,274			
Four years later		1,076,158	1,431,203				
Five years later		1,079,942					
Six years later							
Cummulative payments		1,025,897	1,330,607	1,459,002	1,715,320	1,737,367	1,555,625
Reserve pending	206,179	54,045	100,596	143,272	212,473	411,454	1,165,401

Thousand euros

Figures to 31st December 2005

MAPFRE AUTOMOVILES:
Key pro forma figures [1]

	2005	2004	% 05/04
Gross written and accepted premiums	2,291.1	2,156.4	6.2%
Net premiums earned	2,197.9	2,088.6	5.2%
Attributable result [2]	258.7	255.9	1.1%



	2005	2004	% 05/04
ASSETS			
Fixed assets	285.8	255.3	11.9%
Investments	2,529.6	2,058.7	22.9%
LIABILITIES			
Technical reserves	2,266.8	2,064.1	9.8%

1) The impact of the reinsurance accepted from MAPFRE RE, which will be discontinued from 2007, has been eliminated from the income statement
2) Assumes a corporate tax rate of 35.0%

Million euros

MAPFRE AGROPECUARIA:
Business profile

- MAPFRE AGROPECUARIA specialises in the segment of products for the agricultural and livestock sector
- Its main competitive advantage lies in its ability to offer comprehensive solutions for this sector's specific risks
- It is the leading contributing company in Combined Agricultural Insurance in Spain, with a share of 22.5% in Agroseguro (Combined Agricultural Insurance pool)
- Aside from its specific activities, it contributes to the development of agricultural insurance in various subsidiaries in MAPRE AMERICA
- MAPFRE MUTUALIDAD has a 100% shareholding in this company



SHARE IN AGROSEGURO
(AGRICULTURAL AND LIVESTOCK INSURANCE POOL)


13.1%
15.0%
17.4%
18.8%
19.3%
22.5%
2001
2002
2003
2004
2005
2006

MAPFRE AGROPECUARIA:
Growth outlook

MAPFRE

- MAPFRE AGROPECUARIA's future growth will come from:







  - An increase in the business from Agroseguro due to:
    - initiatives from the Public Administration aimed at increasing the usage of insurance within the agricultural and livestock sector;
    - increasing level of professionalism within the sector;
    - introduction of new covers, which will widen the potential market
  - Specific campaigns to increase the penetration in the largest companies of this sector
  - Development of products for market niches
  - International expansion, through reinsurance agreements with MAPFRE companies and foreign insurers



MAPFRE AGROPECUARIA:
Income statement

	2005	2004	% 05/04
Gross written and accepted premiums	242.4	196.0	23.7%
Net premiums earned	185.0	152.1	21.6%
Net claims incurred	-138.2	-108.3	27.6%
Net operating expenses	-30.6	-29.6	3.4%
Other technical income and expenses	-4.8	-3.3	45.5%
Technical result	11.4	10.9	4.6%
Net financial income	4.2	2.3	82.6%
Other non technical income and expenses	-2.5	-0.5	---
Result before tax	13.1	12.7	3.1%
Taxes	-4.3	-4.3	0.0%
Attributable result	8.8	8.4	4.8%
Loss ratio	74.7%	71.2%	
Expense ratio	19.1%	21.6%	
Combined ratio	93.8%	92.8%	
Operating ratio	7.1%	8.4%	

Million euros



MAPFRE AGROPECUARIA:
Balance sheet



	2005	2004	% 05/04
ASSETS			
Fixed assets	0.2	0.3	-33.3%
Investments	175.6	82.0	114.1%
Participation of reinsurance in technical reserves	15.7	16.6	-5.4%
Other assets	117.9	156.3	-24.6%
TOTAL ASSETS	**309.4**	**255.3**	**21.2%**
LIABILITIES			
Shareholders' equity	101.1	91.1	11.0%
Technical reserves	175.5	131.9	33.1%
Reserves for risks and expenses	1.5	3.5	-57.1%
Other liabilities	31.3	28.8	8.7%
TOTAL LIABILITIES	**309.4**	**255.3**	**21.2%**

Million euros



MAPFRE AGROPECUARIA:
Solvency margin


MAPFRE



	2005	2004
Minimum required solvency margin	36.5	35.0
Solvency margin	57.0	47.7
Coverage	2.56	2.37

Million euros



MAPFRE AMERICA VIDA:
Business profile

MAPFRE

- MAPFRE AMERICA VIDA is the holding company for MAPFRE's Life assurance subsidiaries in Latin America
- It currently operates in 6 countries
- Its subsidiaries operate in coordination with MAPFRE AMERICA
- MAPFRE MUTUALIDAD has an 87.6% shareholding in this company.

MARKET SHARES BY COUNTRY









8.2%
3.6%
3.2%
0.9%
0.7%
0.4%
Peru
Colombia
Brazil
Argentina
Mexico
Chile


MAPFRE

MAPFRE AMERICA VIDA:
Growth outlook

- MAPFRE AMÉRICA VIDA has recorded a significant increase in its premiums volume over the last few years, together with a notable improvement in its margins, which allowed it to make a profit in 2005.

- Over the coming years, its business development will be underpinned primarily by:

  - The expansion of its distribution network, through:
    - The widening of its proprietary network.
    - New agreements with brokers and companies with mass distribution capacity.







  - A wider product portfolio, by
    - Adding new covers and allowing for a greater degree of personalisation in existing products.
    - Launching new products.

  - A focus on retail customers.

- MAPFRE VERA CRUZ VIDA (Brazil) will continue to be the main driver of the expansion.

MAPFRE AMERICA VIDA:
Income statement



	2005	2004	% 05/04
Gross written and accepted premiums	290.3	191.0	52.0%
Net premiums earned	245.8	173.0	42.1%
Net claims incurred	-159.9	-109.9	45.5%
Net operating expenses	-103.7	-72.9	42.2%
Other technical income and expenses	1.0	0.7	42.9%
Technical result	-16.8	-9.1	84.6%
Net financial income	19.8	12.2	62.3%
Other non technical income and expenses	1.9	-7.0	---
Result before tax	4.9	-3.9	---
Taxes	0.1	0.2	-50.0%
Result after tax	5.0	-3.8	---
Result attributable to minority shareholders	-0.3	-0.5	-40.0%
Attributable result	4.6	-4.3	---

Million euros

MAPFRE AMERICA VIDA:
Balance sheet

	2005	2004	% 05/04
ASSETS			
Fixed assets	6.3	5.4	16.7%
Investments	329.7	212.7	55.0%
Participation of reinsurance in technical reserves	18.9	12.0	57.5%
Other assets	129.3	60.5	113.7%
TOTAL ASSETS	**484.3**	**290.6**	**66.7%**
LIABILITIES			
Shareholders' equity	70.1	57.4	22.1%
Minority interests	15.8	13.0	21.5%
Debt	1.8	1.7	5.9%
Technical reserves	332.7	185.8	79.1%
- Life assurance reserves	261.2	142.4	83.4%
- Other technical reserves	71.5	43.4	64.7%
Reserves for risks and expenses	17.5	2.6	---
Other liabilities	46.4	30.1	54.2%
TOTAL LIABILITIES	**484.3**	**290.6**	**66.7%**

Million euros



MAPFRE AMERICA VIDA:
Solvency margin




	2005	2004
Minimum required solvency margin(1)	54.0	29.1
Solvency margin	42.6	43.5
Coverage	1.79	2.50

Million euros

1) Figure corresponding to the sum of the stand alone minimum required margins for each country



MAPFRE SEGUROS GERAIS:
Business profile

- MAPFRE SEGUROS GERAIS writes Non-life insurance in Portugal
- At the end of 2005, it had a portfolio of 238,769 outstanding policies, an increase of 15.8%
- MAPFRE MUTUALIDAD has a 75% shareholding in this company [1].

NON-LIFE PREMIUMS GROWTH **MARKET SHARE EVOLUTION**


19.9%
23.1%
24.4%
18.0%
20.3%
6.8%
10.0%
5.0%
4.2%
1.9%
2001
2002
2003
2004
2005
Market growth
Mapfre Seguros Gerais
1.66%
1.87%
2.33%
2.64%
3.08%
1.24%
1.39%
1.65%
1.86%
2.20%
2001
2002
2003
2004
2005
Motor insurance
Non Life

1) MAPFRE SEGUROS GENERALES holds the remaining 25%.



MAPFRE SEGUROS GERAIS:
Growth outlook

- During the past five years MAPFRE SEGUROS GERAIS has achieved growth rates well above the average of the Portuguese market, together with satisfactory technical results.

- This has been possible due to:

  - The adoption of management criteria similar to those used by MAPFRE MUTUALIDAD (own staff of loss adjusters, express adjustment centres, recommended car body repair garages, etc.)
  - The development of a network of tied agents, as opposed to the distribution through multibrand agents and brokers used by competitors.
  - Implementation of advanced IT systems.



- Currently, Motor insurance accounts for 60% of the portfolio, while the rest comes primarily from General and Workers' Compensation insurance.

- Volume growth in future years is expected to come mainly from the expansion of the own distribution network, as shown in the following table.

	2004	2005	2006 E	2007 E
Direct branches	24	30	30	30
Delegated branches	27	34	40	50
Total	51	64	70	80

MAPFRE SEGUROS GERAIS:
Income statement



	2005	2004	% 05/04
Gross written and accepted premiums	96.3	78.9	22.1%
Net premiums earned	79.9	65.0	22.9%
Net claims incurred	-52.1	-40.7	28.0%
Net operating expenses	-24.6	-23.4	5.1%
Other technical income and expenses	0.1	0.0	---
Technical result	3.3	0.9	---
Net financial income	2.9	3.1	-6.5%
Other non technical income and expenses	0.0	0.3	-100.0%
Result before tax	6.3	4.3	46.5%
Taxes	-1.9	-1.1	72.7%
Attributable result	4.4	3.2	37.5%
Loss ratio	65.2%	62.6%	
Expense ratio	30.7%	36.0%	
Combined ratio	95.9%	98.6%	
Operating ratio	7.8%	6.5%	

Million euros

MAPFRE SEGUROS GERAIS:
Balance sheet

	2005	2004	% 05/04
ASSETS			
Goodwill	5.4	0.0	---
Fixed assets	21.4	20.7	3.4%
Investments	100.0	81.9	22.1%
Participation of reinsurance in technical reserves	6.9	6.1	13.1%
Other assets	45.3	43.9	3.2%
TOTAL ASSETS	**179.0**	**152.6**	**17.3%**
LIABILITIES			
Shareholders' equity	68.4	61.6	11.0%
Technical reserves	95.0	78.8	20.6%
Reserves for risks and expenses	1.2	0.9	33.3%
Other liabilities	14.3	11.3	26.5%
TOTAL LIABILITIES	**179.0**	**152.6**	**17.3%**

Million euros





MAPFRE SEGUROS GERAIS:
Solvency margin

- The ROE of MAPFRE SEGUROS GERAIS is low due to its high solvency margin, despite its high ratio of results before tax and minority shareholders to premiums.

- Profitability will improve gradually as volumes increase.



	2005	2004
Minimum required solvency margin	14.7	11.7
Solvency margin	50.2	42.0
Coverage	4.42	4.60

Million euros

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE: Business profile

- BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE carries out its lending activities through the following companies:
  - FINANMADRID and FINANMADRID MEXICO: consumer loans, distributed mainly through the MAPFRE network in Spain and Mexico, car dealerships and retail outlets;
  - MADRID LEASING: leasing, factoring and confirming, distributed mainly through the CAJA MADRID network;
  - BANCOFAR: financial services for pharmacies, distributed through a dedicated network of 24 branches
- MAPFRE MUTUALIDAD has a 48.9% shareholding in this company[1].



MARKET SHARES


Total new investment
3.30%
4.83%
Leasing of fixed assets
3.53%
5.24%
Leasing of equipment
2.40%
3.26%
2004
2005
2004
2005
2004
2005

1) CAJA MADRID holds the remaining 51.1%.

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE: Growth outlook

- Currently, the Bank is experiencing very strong growth, especially in consumer lending, where margins are relatively wider. The consequences of this development are:
  - An increase in the average return on the loan portfolio;
  - An initial reduction in profitability due to the appropriation of the generic provisions for credit risks, which is required by law for lending operations (between 0.4% and 3.0% of the total amount of the loan);
  - Capital consumption, leading to a capital increase of €60 million in September 2005.



- Profitability is expected to grow as the volume of the portfolio and the weight of wider-margin products increase, since recurring income will gradually be able to absorb the generic provisions appropriated on the new production

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE: Income statement



	2005	2004	% 05/04
Net interest income	68.5	60.9	12.5%
Commissions	2.1	-1.9	---
Other ordinary income/expenses	-0.1	-0.1	0.0%
Ordinary Revenues	**70.5**	**59.0**	**19.5%**
Operating expenses	-34.6	-28.8	20.1%
Operating Profits	**35.9**	**30.2**	**18.9%**
Provisions	-18.5	-15.7	17.8%
Other income/expenses	1.9	4.0	-52.5%
Profit before tax	**19.3**	**18.4**	**4.9%**
Taxes	-6.0	-5.6	7.1%
Minority interests	-1.3	-0.6	116.7%
Net attributable profit	**12.1**	**12.2**	**-0.8%**
Cost/income ratio	46.4%	44.9%	
NPL ratio	1.44%	1.64%	
Coverage ratio	164.9%	150.6%	

Million euros

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE: Balance sheet



	2005	2004	% 05/04
ASSETS			
Lending portfolio (net)	3,358.5	2,645.6	26.9%
Other assets	97.6	97.7	-0.1%
TOTAL ASSETS	**3,456.1**	**2,743.3**	**26.0%**
LIABILITIES			
Interbank deposits	2,830.4	2,230.1	26.9%
Client deposits	263.2	219.5	19.9%
Shareholders' funds	266.2	225.1	18.3%
Minority interests	24.9	15.0	66.0%
Other liabilities	71.5	53.5	33.6%
TOTAL LIABILITIES	**3,456.1**	**2,743.3**	**26.0%**

Million euros

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE: Capital ratios

	2005	2004	% 05/04
Capital	157.5	127.5	23.5%
Reserves	135.0	107.3	25.8%
Deductions	-46.8	-44.7	4.7%
CAPITAL (Tier 1)	245.6	190.1	29.2%
RISK-WEIGHTED ASSETS	2,794.5	2,305.8	21.2%
BIS Ratio (%)	**8.79%**	**8.24%**	

Million euros

Roadshow Presentation

Appendix

Calendar and Contacts

Provisional calendar for 2006



25/07/06	Publication of First Half 2006 results
25/07/06	Analysts' presentation of First Half 2006 results – Madrid
26/07/06	Analysts' presentation of First Half 2006 results – London
26/10/06	Publication of Third Quarter 2006 results
26/10/06	Analysts' presentation of Third Quarter 2006 results – Madrid
27/10/06	Analysts' presentation of Third Quarter 2006 results – London



Dates may be subject to change

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Alberto Fernández Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061



Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com



Disclaimer



This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.